Form 10-K, Exhibit 13
period 1996-06-30
RELIANCE BANCORP INC
filed 1996-09-30
CIK 915765

Reliance Bancorp, Inc. and Subsidiary
Financial Section
- --------------------------------------------------------------------------------


                   Contents
                   -------------------------------------------------------------

                   Selected Consolidated Financial and Other Data
                   of the Company..........................................   10
                   -------------------------------------------------------------
                   Management's Discussion and Analysis of
                   Financial Condition and Results of Operations...........   12
                   -------------------------------------------------------------
                   Consolidated Statements of Condition as of
                   June 30, 1996 and 1995..................................   25
                   -------------------------------------------------------------
                   Consolidated Statements of Income for
                   the years ended June 30, 1996, 1995 and 1994............   26
                   -------------------------------------------------------------
                   Consolidated Statements of Changes in
                   Stockholders' Equity for the years ended
                   June 30, 1996, 1995 and 1994............................   27
                   -------------------------------------------------------------
                   Consolidated Statements of Cash Flows for
                   the years ended June 30, 1996, 1995 and 1994............   28
                   -------------------------------------------------------------
                   Notes to Consolidated Financial Statements..............   30
                   -------------------------------------------------------------
                   Independent Auditors' Report............................   51
                   -------------------------------------------------------------
                   Selected Consolidated Quarterly Financial Data..........   52
                   -------------------------------------------------------------

Reliance Bancorp, Inc. and Subsidiary
Selected Consolidated Financial and Other Data of the Company
- --------------------------------------------------------------------------------

(Dollars in thousands, except per share data)


Set forth below are the selected consolidated financial and other data of the Company. This financial data is derived in part from, and it should be read in conjunction with the Company's consolidated financial statements and related notes.

                                                                                           At June 30,
                                                                      ----------------------------------------------------
Selected Financial Data:                                                 1996        1995       1994       1993       1992
                                                                      ====================================================
Total Assets.......................................................   $1,782,550  $931,436   $830,501   $736,276  $676,054
Loans Receivable, Net..............................................      817,746   332,080    330,720    365,913   409,619
Debt and Equity Securities Available-for-Sale......................       13,271    23,880     37,588         --        --
Debt and Equity Securities Held-to-Maturity(1).....................       48,330    23,890     39,492     38,819    48,613
Mortgage-Backed Securities Held-to-Maturity........................      184,492   413,762    394,199    304,490   169,858
Mortgage-Backed Securities Available-for-Sale......................      591,740   104,453         --         --        --
Excess of Cost Over Fair Value of Net Assets Acquired..............       49,429        --         --         --        --
Real Estate Owned, Net.............................................        1,564     1,558      2,911      3,909     5,815
Deposits...........................................................    1,345,626   670,317    587,221    600,278   610,908
FHLB Advances......................................................        3,000    40,000     78,000     65,000        --
Securities Sold Under Agreements to Repurchase.....................      263,160    57,035         --         --        --
Total Stockholders' Equity(2)......................................      153,619   153,733    157,851     61,412    54,779

                                                                                     For the Year Ended June 30,
                                                                      ----------------------------------------------------
Selected Operating Data:                                                  1996       1995        1994       1993      1992
                                                                      ====================================================

Interest Income....................................................   $  100,372  $ 61,260    $ 47,224  $ 48,178  $ 55,058
Interest Expense...................................................       52,985    28,361      20,024    21,322    32,313
                                                                      ----------------------------------------------------
  Net Interest Income..............................................       47,387    32,899      27,200    26,856    22,745
Less Provision for Loan Losses.....................................          725       400         393       234       108
                                                                      ----------------------------------------------------
  Net Interest Income After Provision for Loan Losses..............       46,662    32,499      26,807    26,622    22,637

Non-Interest Income:
Loan Fees and Service Charges......................................          826       269         260       234       219
Other Operating Income.............................................        1,606       841         859       960       908
Net Gain on Securities.............................................          678       147          --        --     3,634
                                                                      ----------------------------------------------------
    Total Non-Interest Income......................................        3,110     1,257       1,119     1,194     4,761
                                                                      ----------------------------------------------------

Non-Interest Expense:
Compensation and Benefits..........................................       13,395     9,562       7,068     6,534     6,382
Occupancy and Equipment............................................        4,481     2,462       2,336     2,252     2,670
Federal Deposit Insurance Premiums.................................        2,399     1,376       1,374       820     1,282
Advertising........................................................        1,152     1,158         670       658       413
Other Operating Expenses...........................................        4,169     3,039       2,366     2,078     2,165
                                                                      ----------------------------------------------------
    Total General and Administrative Expenses......................       25,596    17,597      13,814    12,342    12,912
Real Estate Operations, Net........................................          579      (385)      1,080     3,598     3,317
Amortization of Excess of Cost Over Fair
  Value of Net Assets Acquired.....................................        1,928        --          --        --        --
                                                                      ----------------------------------------------------
    Total Non-Interest Expense.....................................       28,103    17,212      14,894    15,940    16,229
                                                                      ----------------------------------------------------

  Income Before Income Taxes and Cumulative
    Effect of Change in Accounting Principle.......................       21,669    16,544      13,032    11,876    11,169
Income Tax Expense.................................................        9,946     6,842       5,538     5,243     4,643
                                                                      ----------------------------------------------------
  Income Before Cumulative Effect of
  Change in Accounting Principle...................................       11,723     9,702       7,494     6,633     6,526
Cumulative Effect of Change in
  Accounting Principle(3)..........................................           --        --       1,200        --        --
                                                                      ----------------------------------------------------
    Net Income.....................................................   $   11,723  $  9,702    $  8,694  $  6,633  $  6,526
                                                                      ====================================================
Earnings Per Share(4)..............................................   $     1.31  $   1.03    $   0.22       N/A       N/A


(See footnotes on following page)

Reliance Bancorp, Inc. and Subsidiary
Selected Consolidated Financial and Other Data of the Company
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                At or for the Year Ended June 30,
                                                                   -------------------------------------------------------------
                                                                    1996           1995         1994          1993        1992
                                                                   =============================================================
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on Average Assets(3) .................................        0.83%         1.08%         1.15%         0.97%      0.96%
Return on Average Stockholders' Equity(3) ...................        7.58          6.17          9.82         11.19      12.05
Return on Average Tangible Stockholders' Equity(3) ..........        9.18          6.17          9.82         11.19      12.05
Average Stockholders' Equity to Average Assets ..............       10.92         17.60         11.68          8.65       7.98
Stockholders' Equity to Total Assets ........................        8.62         16.51         19.01          8.34       8.10
Tangible Stockholders' Equity to Tangible Assets ............        6.01         16.51         19.01          8.34       8.10
Core Deposits to Total Deposits .............................       41.68         36.12         49.08         47.92      40.79
Net Interest Spread .........................................        3.17          3.11          3.36          3.77       3.10
Net Interest Margin(5) ......................................        3.52          3.77          3.69          4.03       3.45
Operating Expense to Average Assets(6) ......................        1.81          1.97          1.82          1.80       1.90
Operating Income to Average Assets(7) .......................        0.16          0.14          0.15          0.17       0.17
Average Interest-Earning Assets to
  Average Interest-Bearing Liabilities ......................        1.09X         1.20X         1.12X         1.08X      1.07X

Asset Quality Ratios:
Non-Performing Loans to Total Loans(8) ......................        1.58%         1.10%         1.08%         1.43%      1.46%
Non-Performing Loans to Total Assets ........................        0.73          0.39          0.43          0.72       0.89
Non-Performing Assets to Total Assets(9) ....................        0.82          0.56          0.78          1.25       1.75
Allowance for Loan Losses to Total Loans ....................        0.55          0.52          0.43          0.37       0.27
Allowance for Loan Losses to Non-Performing Loans ...........       34.63         47.10         39.38         25.52      18.49

Other Data:
Number of Deposit Accounts ..................................     164,368        68,617        63,416        67,143     71,813
Full-Service Banking Offices ................................          28            11            11            11         11
                                                                  -------------------------------------------------------------



(1)  Includes marketable equity securities of $5.0 million at June 30, 1992.

(2) For 1992 and 1993, amounts represent only retained earnings, substantially restricted, and at June 30, 1996, 1995 and 1994 includes retained earnings of $84.0 million, $76.2 million and $70.1 million, respectively, substantially restricted.

(3) Reflects the cumulative effect of the Company's adoption of Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," in the fiscal year ended June 30, 1994.

(4) Earnings per share for fiscal year ended 1994 is based on net income from March 31, 1994 to June 30, 1994.

(5) Calculation is based upon net interest income before provision for loan losses divided by average interest- earning assets.

(6) Operating expense represents total non-interest expense less real estate operations, net and amortization of excess of cost over fair value of net assets acquired.

(7) Operating income represents total non-interest income less net gain on sale of debt and equity securities.

(8) Non-performing loans consist of all loans 90 days or more past due and any other loans, or any portion thereof, that have been determined to be uncollectible.

(9) Non-performing assets consist of non-performing loans, investments in real estate and real estate owned.

Reliance Bancorp, Inc.
Management's Discussion and Analysis of Financial
Condition and Results of Operations
- -------------------------------------------------------------------------------


General

     Reliance Bancorp, Inc. (the "Company") is a Delaware corporation organized on November 16, 1993 and is the holding company for Reliance Federal Savings Bank (the "Bank"). On March 31, 1994, the Company issued 10,750,820 shares of common stock at $10.00 per share raising total net proceeds of $103.6 million of which $51.8 million was retained by the Company with the remaining net proceeds being used by the Company to purchase all of the outstanding stock of the Bank.

     The Company is headquartered in Garden City, New York and its primary business currently consists of the operation of its wholly-owned subsidiary, the Bank. In addition to directing, planning and coordinating the business activities of the Bank, the Company currently invests primarily in U.S. Government securities and repurchase agreements. In addition, the Company completed the acquisitions of the Bank of Westbury, a Federal Savings Bank, in August 1995 and Sunrise Bancorp, Inc. in January 1996, both of which were merged into the Bank. The Company had no operations prior to March 31, 1994 and, accordingly, the results of operations prior to that date reflect only those of the Bank and its subsidiaries.

     The Bank's principal business is attracting retail deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, primarily in mortgage, multi-family and consumer loans (primarily in the form of home equity loans and home equity lines of credit, secured by one- to four-family, owner occupied, residential properties, auto and guaranteed student loans), and to a lesser extent, commercial real estate and construction loans. In the past, the Bank has also invested in loans secured by co-operative units ("co-op loans") and commercial loans, however, in recent years the Bank has discontinued its origination activities in these areas. In addition, during periods in which the demand for loans which meet the Bank's underwriting and interest rate risk standards and policies is lower than the amount of funds available for investment, the Bank invests in mortgage-backed securities, securities issued by the U.S. Government and agencies thereof and other investments permitted by federal laws and regulations.

     The Company's results of operations are dependent primarily on interest income from its securities investments and earnings of the Bank. The Bank's results of operations are primarily dependent on its net interest income, which is the difference between the interest earned on its assets, primarily its loan and securities portfolios, and its cost of funds, which consists of the interest paid on its deposits and borrowings. The Bank's net income also is affected by its provision for loan losses as well as non-interest income, general and administrative expense, other non-interest expense, and income tax expense. General and administrative expense consists primarily of compensation and benefits, occupancy expenses, federal deposit insurance premiums, advertising expense and other general and administrative expenses. Other non-interest expense consists of real estate operations, net and amortization of excess of cost over the fair value of net assets acquired. The earnings of the Company and Bank are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

Acquisition of Bank of Westbury

     At the close of business on August 11, 1995, the Company completed its acquisition of the Bank of Westbury, a Federal Savings Bank, with 6 banking offices located in Nassau County, Long Island, New York in a transaction which was accounted for as a purchase. The cost of the acquisition was approximately $16.7 million in cash or $37.72 per share of common stock. The excess of cost over the fair value of net assets acquired in the transaction was $7.8 million which is being amortized on a straight line basis over 15 years. The Company provided funds for the acquisition from its normal cash flow. As of the completion of the acquisition, which was effected by merging the net assets acquired into the Bank, the Bank continued to exceed each of its regulatory capital requirements.

Acquisition of Sunrise Bancorp, Inc.

     On January 11, 1996, the Company completed the acquisition of Sunrise Bancorp, Inc., with 11 banking offices located in the counties of Nassau and Suffolk, Long Island, New York, in a transaction which was accounted for as a purchase. The cost of the acquisition was approximately $106.3 million in cash, or $32.00 per share of

Sunrise Bancorp, Inc. common stock outstanding. The excess of cost over the fair value of net assets acquired generated in the transaction was $43.6 million, which is being amortized on a straight line basis over 15 years. The Company provided funds for the acquisition from the sale of mortgage-backed securities classified as available-for-sale. As of the completion of the acquisition, which was effected by merging the net assets acquired into the Bank, the Bank continued to exceed each of its regulatory capital requirements. See Note 3 of the Notes to the Consolidated Financial Statements for the pro forma unaudited combined condensed consolidated financial information of the Company and the Bank of Westbury and Sunrise Bancorp, Inc. for the fiscal years ended June 30, 1996 and 1995.

Financial Condition

     As of June 30, 1996, total assets were $1.8 billion, deposits were $1.3 billion and total stockholders' equity was $153.6 million.

     In accordance with an implementation guide for Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," released by the Financial Accounting Standards Board
(FASB) on November 15, 1995, the Bank realigned its mortgage-backed securities portfolio in December 1995 by transferring approximately $283.2 million from the held-to-maturity to the available-for-sale category. The Bank realigned its mortgage-backed securities portfolio in order to be more flexible and better positioned for managing the portfolio under changing interest rates and other market conditions. Mortgage-backed securities held-to-maturity decreased from $413.8 million at June 30, 1995 to $184.5 million at June 30, 1996, a decrease of $229.3 million, or 55.4%; mortgage-backed securities available-for-sale increased to $591.7 million at June 30, 1996, from $104.5 million at June 30, 1995, an increase of $487.3 million, or 466.5%. At June 30, 1996, the unrealized depreciation on securities available-for-sale, net of taxes was $5.3 million as compared to unrealized appreciation of $839,000 at June 30, 1995. The increase in the unrealized depreciation on available-for-sale securities was due to the increase in interest rates during the second half of year ended June 30, 1996.

     The mortgage-backed securities portfolio increased $258.0 million, or 49.8%, from $518.2 million at June 30, 1995 to $776.2 million at June 30, 1996 with the increase primarily due to $197.3 million of mortgage-backed securities acquired from Bank of Westbury and Sunrise Bancorp, Inc. and increased purchases of adjustable-rate and longer term fixed-rate mortgage-backed securities offset by amortization and prepayments and sales. The Company sold approximately $180.6 million of mortgage-backed securities available-for-sale in order to fund the purchase of Sunrise Bancorp, Inc. as well as reposition the portfolio composition.

     Mortgage loans increased from $224.4 million at June 30, 1995 to $691.0 million at June 30, 1996, an increase of $466.4 million, or 207.9%. The increase in mortgage loans is primarily due to $423.0 million of mortgage loans acquired from the Sunrise Bancorp, Inc. and Bank of Westbury as well increased multi-family loan originations.

     Funding for the purchases of mortgage-backed securities and loans was through a combination of new deposit growth, borrowings and cash flows. Deposits increased $675.3 million, or 100.7%, from $670.3 million at June 30, 1995 to $1.3 billion at June 30, 1996. The increase in deposits is mainly the result of the $628.9 million in deposits acquired from Sunrise Bancorp, Inc. and Bank of Westbury as well as new certificate of deposit products. Borrowings increased from $97.0 million at June 30, 1995 to $266.2 million at June 30, 1996, an increase of $169.2 million, or 174.3%, as the Bank leveraged its capital and improved returns on average tangible equity.

     Non-performing loans totalled $13.0 million, or 1.58% of total loans at June 30, 1996, an increase of $9.3 million, or 253.6% from $3.7 million, or 1.10% of total loans at June 30, 1995, primarily due to non-performing loans acquired from Sunrise Bancorp, Inc. and Bank of Westbury. Non-performing loans at June 30, 1996 were comprised of $12.0 million of loans secured by one- to four-family residences, $350,000 of guaranteed student loans and two commercial properties with loan balances totalling $655,000. The Company's allowance for loan losses totalled $4.5 million at June 30, 1996 which represents a ratio of allowance for loan losses to non-performing loans and to total loans of 34.63% and 0.55%, respectively, as compared to 47.10% and 0.52%, respectively at June 30, 1995. The decrease in the ratio of the allowance to non-performing loans is the result of the generally lower reserve levels maintained by the Sunrise Bancorp, Inc. and the Bank of Westbury. Management believes the reserve at June 30, 1996 is adequate on non-performing loans and total loans. The Company's non-performing assets to total assets ratio was 0.82% at June 30, 1996. For the fiscal year ended June 30, 1996, the Company experienced net loan charge-offs of $176,000.

Reliance Bancorp, Inc.
Management's Discussion and Analysis of Financial
Condition and Results of Operations
- -------------------------------------------------------------------------------
(continued)

Asset/Liability Management

     One of the Bank's primary long-term financial objectives has been and will continue to be to monitor the sensitivity of its earnings to interest rate fluctuations by maintaining an appropriate matching of the maturities and interest rate repricing characteristics of its assets and liabilities in relation to the current and anticipated interest rate environment. In an effort to realize this objective and minimize the Bank's exposure to interest rate risk, the Bank emphasizes the origination of adjustable-rate mortgage ("ARMs") and consumer loans, shorter-term fixed rate mortgage and consumer loans and the purchase of adjustable-rate and shorter-term fixed rate mortgage-backed securities. However, there can be no assurances that the Bank will be able to originate adjustable rate loans or acquire mortgage-backed securities with terms and characteristics which conform with the Bank's underwriting standards, investment criteria or interest rate risk policies.

     At June 30, 1996, $819.3 million, or 49.2%, of the Bank's interest-earning assets consisted of adjustable-rate loans and mortgage-backed securities. The Bank's mortgage loan portfolio totalled $691.0 million, of which, $354.5 million, or 51.3%, were adjustable-rate loans and $336.4 million, or 48.7%, were fixed-rate loans. In addition, at June 30, 1996, the Bank's consumer loan portfolio totalled $131.3 million, of which, $102.0 million, or 77.7%, were adjustable-rate home equity lines of credit and guaranteed student loans and $29.3 million, or 22.3%, were fixed-rate home equity and other consumer loans. At June 30, 1996, the mortgage-backed securities portfolio totalled $776.2 million of which $591.7 million was classified as available-for-sale and $184.5 million was classified as held-to-maturity. Of the securities classified as available-for-sale, $241.3 million, or 40.8%, of the mortgage-backed portfolio were adjustable-rate securities and $350.4 million, or 59.2%, were fixed-rate securities. Of the $184.5 million classified as held-to-maturity, $121.4 million, or 65.8%, of the mortgage-backed portfolio were adjustable-rate securities and $63.1 million, or 34.2%, were fixed-rate securities. The Bank expects to continue to invest in adjustable-rate and shorter term fixed-rate mortgage-backed securities to reduce credit risk as well as minimize exposure to volatile interest rates. However, during the year ended June 30, 1996 the Bank increased its investment in 30 year fixed rate mortgage-backed securities in order to hedge its adjustable rate portfolio against prepayment risk. It should be noted that adjustable-rate loans and mortgage-backed securities backed by ARM loans initially bear rates of interest below that of comparable fixed rate loans or mortgage-backed securities backed by fixed rate loans. Accordingly, increased emphasis on adjustable-rate loans and mortgage-backed securities may, under certain interest rate conditions, result in the Bank's yield on interest-earning assets being lower than it could be if fixed rate loans were emphasized.

     At June 30, 1996, the Bank's estimated one year interest sensitivity "gap" (the difference between assets that reprice or mature within such period expressed as a percentage of total assets) was $49.3 million, or a positive 2.78%, of total assets, based on the following table setting forth the interest-earning assets and interest-bearing liabilities outstanding at June 30, 1996. A gap is considered positive when the amount of interest rate sensitive assets maturing or repricing within a specified time frame exceeds the amount of interest rate sensitive liabilities repricing or maturing within that same time period. A gap is considered negative when interest rate sensitive liabilities maturing or repricing within a specified time period exceeds the amount of interest rate sensitive assets repricing or maturing within that same time period. Accordingly, in a rising interest rate environment, the Bank's positive gap position will better position the Bank to have the yield on its assets increasing at a pace more closely matching the increase in the cost of interest-bearing liabilities than if the Bank had a negative gap.

Interest Rate Sensitivity Analysis

     The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1996, which are anticipated by the Bank, using certain assumptions based on its historical experience and other data available to management, to reprice or mature in each of the future time periods shown. This table does not necessarily indicate the impact of general interest rate movements on the Bank's net interest income because the actual repricing of various assets and liabilities is subject to customer discretion and competitive and other pressures and, therefore, actual experience may vary from that indicated.

                                                                           At June 30, 1996
                                            ---------------------------------------------------------------------------------------
                                                        More Than
                                                        3 Months     More Than    More Than     More Than
                                            3 Months      to 12      1 Year to    3 Years to    5 Years to    More Than
                                             or Less     Months       3 Years       5 Years      10 Years     10 Years         Total
                                            =======================================================================================
                                                                        (Dollars in thousands)
Interest-Earning Assets:
  Mortgage Loans(1) .....................   $109,624     $240,520    $ 144,323     $103,652     $ 66,754     $ 26,110    $  690,983
  Other Loans(1) ........................     89,199       26,941        8,488        2,595        1,805        1,382       130,410
  Mortgage-Backed Securities ............    162,445      263,754      125,719       53,668       75,288      100,929       781,803
  Federal Funds Sold ....................      1,000         --           --           --           --           --           1,000
  Debt and Equity Securities ............       --         19,339        9,600        7,890       25,000           42        61,871
                                            ---------------------------------------------------------------------------------------
    Total Interest-Earning Assets .......    362,268      550,554      288,130      167,805      168,847      128,463     1,666,067
  Net Premiums, Unearned Discount
    and Deferred Fees(2) ................        978        1,450          726          342          352          506         4,354
                                            ---------------------------------------------------------------------------------------
    Net Interest-Earning Assets .........    363,246      552,004      288,856      168,147      169,199      128,969     1,670,421
                                            ---------------------------------------------------------------------------------------
Interest-Bearing Liabilities:
  Passbook Accounts .....................     33,479       86,468      153,953       83,937       78,558       22,129       458,524
  NOW Accounts ..........................      4,030       10,938       22,234       14,854       18,989       10,908        81,953
  Money Market Accounts .................      8,043       20,767       36,951       20,124       18,801        5,267       109,953
  Certificate of Deposit Accounts .......    187,643      295,010      130,406       61,777         --           --         674,836
  Borrowed Funds ........................    169,234       50,304       46,622         --           --           --         266,160
                                            ---------------------------------------------------------------------------------------
    Total Interest-Bearing Liabilities ..    402,429      463,487      390,166      180,692      116,348       38,304     1,591,426
                                            ---------------------------------------------------------------------------------------
Interest Rate Sensitivity Gap ...........   $(39,183)    $ 88,517    $(101,310)    $(12,545)    $ 52,851     $ 90,665    $   78,995
                                            =======================================================================================

Cumulative Interest Rate Sensitivity Gap    $(39,183)    $ 49,334    $ (51,976)    $(64,521)    $(11,670)    $ 78,995
                                            =========================================================================
Cumulative Interest Rate Sensitivity Gap
  as a Percentage of Total Assets .......      (2.20)%       2.78%       (2.92)%      (3.63)%      (0.66)%       4.44%
Cumulative Net Interest-Earning Assets as
  a Percentage of Cumulative Interest-
Bearing Liabilities .....................      90.26%      105.70%       95.86%       95.51%       99.25%      104.96%
                                            ---------------------------------------------------------------------------------------

(1) For purposes of the GAP analysis, mortgage and other loans are not reduced for the allowance for loan losses and non-performing loans.

(2) For purposes of the GAP analysis, premiums, unearned discount and deferred loan fees are pro rated.

     Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features which limit adjustments to interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the table. Finally, the ability of borrowers to service their ARM loans may decrease in the event of an interest rate increase. The table reflects the estimates of management as to periods to repricing at particular points in time. Among the factors considered, management monitors both current trends and its historical repricing experience with respect to particular or similar products. For example, the Bank has a number of deposit accounts, including passbook savings, NOW accounts and money market accounts which, subject to certain regulatory exceptions not relevant here, may be withdrawn at any time. The Bank, based upon its historical experience, assumes that while all customers in these account categories could withdraw their funds on any given day, they will not do so, even if market interest rates were to change. As a result, different assumptions may be used at different points in time.

Reliance Bancorp, Inc.
Management's Discussion and Analysis of Financial
Condition and Results of Operations
- -------------------------------------------------------------------------------
(continued)


Analysis of Net Interest Income

     Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

     The following table sets forth certain information relating to the Company's consolidated statements of condition and the consolidated statements of income for the years ended June 30, 1996, 1995, and 1994 and reflects the average yields on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the fiscal years shown. Average balances are derived from daily balances. The average balance of loans receivable includes loans on which the Bank has discontinued accruing interest. The yields and costs include fees, premiums and discounts which are considered adjustments to yields.


                                                                           For the year ended June 30
                                            ----------------------------------------------------------------------------------------
                                                       1996                               1995                      1994
                                            ----------------------------------------------------------------------------------------
                                                                   Average                       Average                    Average
                                            Average                Yield/    Average             Yield/   Average            Yield/
                                            Balance   Interest     Cost      Balance   Interest   Cost    Balance   Interest  Cost
                                            ----------------------------------------------------------------------------------------
                                                                               (Dollars in thousands)

Assets:
  Interest-Earning Assets:
  Mortgage Loans, Net...................    $  473,427   $ 39,073    8.25%  $226,299   $17,701     7.82%  $242,627   $17,552   7.23%
  Consumer and Other Loans, Net.........       121,565     10,942    9.00    104,754     9,540     9.11    101,773     8,059   7.92
  Mortgage-Backed Securities(1).........       685,348     46,084    6.72    459,468    29,469     6.41    333,635    18,440   5.53
  Money Market Investments..............        17,349        991    5.71     14,590       804     5.51     12,358       422   3.41
  Debt and Equity Securities(1).........        49,203      3,282    6.67     67,508     3,746     5.55     47,236     2,751   5.82
                                            ----------  ---------          ---------  --------            --------   -------
    Total Interest-Earning Assets.......     1,346,892    100,372    7.45    872,619    61,260     7.02    737,629    47,224   6.40
                                                        ---------                     --------                       -------
Non-Interest Earning Assets.............        63,883                        21,930                        20,520
                                            ----------                     ---------                      --------
    Total Assets........................    $1,410,775                      $894,549                      $758,149
                                            ==========                     =========                      ========

Liabilities and Stockholders' Equity:
  Interest-Bearing Liabilities:
    Passbook Accounts...................       353,617      8,942    2.53   $236,047     5,926     2.51   $268,779     7,012   2.61
    NOW Accounts........................        58,576      1,161    1.98     25,275       485     1.92     25,927       488   1.88
    Money Market Accounts...............        97,975      2,515    2.57     91,051     2,283     2.51    105,594     2,666   2.52
    Certificate of Deposit Accounts.....       547,562     29,807    5.44    267,340    13,318     4.98    196,525     7,625   3.88
    Borrowed Funds......................       180,055     10,560    5.87    105,657     6,349     6.01     62,531     2,233   3.57
                                             ---------  ---------          ---------  --------             -------   -------
    Total Interest-Bearing
      Liabilities.......................     1,237,785     52,985    4.28    725,370    28,361     3.91    659,356    20,024   3.04
                                                        ---------                     --------                       -------
Non-Interest Bearing Liabilities........        18,919                        11,719                        10,259
                                            ----------                     ---------                      --------

    Total Liabilities...................     1,256,704                       737,089                       669,615
Stockholders' Equity....................       154,071                       157,460                        88,534
                                            ----------                     ---------                      --------
    Total Liabilities and
      Stockholders' Equity..............    $1,410,775                      $894,549                      $758,149
                                            ==========                      ========                      ========
Net Interest Income/Interest
  Rate Spread(2)........................                 $ 47,387    3.17%             $32,899     3.11%             $27,200   3.36%
                                                         ========    ====              =======     ====              =======   ====
Net Interest-Earning Assets/
  Net Interest Margin(3)................    $  109,107               3.52%  $147,249               3.77%  $ 78,273             3.69%
                                            ==========               ====   ========               ====   ========             ====

Ratio of Interest-Earning Assets to
  Interest-Bearing Liabilities..........                             1.09x                         1.20x                       1.12x
                                                                     ====                          ====                        ====


(1) Includes securities available-for-sale.
(2) Net interest rate spread represents the difference between the average yield on average interest-earning assets and the average cost of average interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis

     The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.


                                                  Year ended June 30, 1996              Year ended June 30, 1995
                                                       Compared to                            Compared to
                                                  Year ended June 30, 1995              Year ended June 30, 1994
                                              =================================      ===============================
                                                    Increase (Decrease)                    Increase (Decrease)
                                                  in Net Interest Income                 in Net Interest Income
                                              ---------------------------------      -------------------------------
                                                     Due to                                 Due to
                                              --------------------                   --------------------
                                              Volume        Rate         Net         Volume       Rate         Net
                                              ---------------------------------      -------------------------------
                                                                         (In Thousands)
Interest-Earning Assets:
  Mortgage Loans, Net.......................  $20,347       $1,025      $21,372      $(1,227)     $1,376     $   149
  Consumer and Other Loans, Net.............    1,518         (116)       1,402          242       1,239       1,481
  Mortgage-Backed Securities................   15,127        1,488       16,615        7,756       3,273      11,029
  Money Market Investments..................      156           31          187           87         295         382
  Debt and Equity Securities................   (1,133)         669         (464)       1,128        (133)        995
                                              ---------------------------------      -------------------------------
    Total...................................   36,015        3,097       39,112        7,986       6,050      14,036
                                              ---------------------------------      -------------------------------
Interest-Bearing Liabilities:
  Passbook Accounts.........................    2,969           47        3,016         (827)       (259)     (1,086)
  NOW Accounts..............................      660           16          676          (12)          9          (3)
  Money Market Accounts.....................      177           55          232         (372)        (11)       (383)
  Certificate of Deposits Accounts..........   15,154        1,335       16,489        3,186       2,507       5,693
  Borrowed Funds............................    4,363         (152)       4,211        2,067       2,049       4,116
                                              ---------------------------------      -------------------------------
    Total...................................   23,323        1,301       24,624        4,042       4,295       8,337
                                              ---------------------------------      -------------------------------
Net Change in Net Interest Income...........  $12,692       $1,796      $14,488      $ 3,944      $1,755     $ 5,699
                                              =================================      ===============================


Comparison of Operating Results for the Years Ended June 30, 1996 and 1995.

General. Net income for fiscal 1996 was $11.7 million, an increase of $2.0 million, or 20.8%, from $9.7 million for fiscal 1995. Net income for fiscal 1996 and fiscal 1995 represent a return on average assets of 0.83% and 1.08%, respectively, and a return on average equity of 7.58% and 6.17%, respectively.

Interest Income. Interest income increased by $39.1 million, or 63.8%, from $61.3 million for fiscal 1995, to $100.4 million for fiscal 1996. The increase resulted primarily from a $474.3 million increase in average interest-earning assets from $872.6 million for fiscal 1995 to $1.3 billion for fiscal 1996 and from a 43 basis point increase in the average yield of interest-earning assets from 7.02% in fiscal 1995 to 7.45% in fiscal 1996. The increase in the average interest-earning assets was primarily due to assets acquired in the Bank of Westbury and Sunrise Bancorp, Inc. acquisitions. Interest income on mortgage-backed securities increased $16.6 million, or 56.4%, from $29.5 million for fiscal 1995 to $46.1 million for fiscal 1996, primarily due to an increase of $225.9 million, or 49.2%, in the average balance of these securities, and an increase in the average yield on these securities of 31 basis points from 6.41% for fiscal 1995 to 6.72% for fiscal 1996 due to upward repricing of these assets. Mortgage-backed securities generally bear interest rates lower than loans. Accordingly, to the extent the demand for loans which meet the Bank's underwriting standard remains low and the Company continues to increase its investments in mortgage-backed securities, yields on interest-earning assets may tend to be lower than if loan demand were to be stronger. Interest income from mortgage loans increased by $21.4 million, or 120.7%, due to a $247.1 million, or 109.2%, increase in the average balance of mortgage loans and from a 43 basis point increase in the average yield on mortgage loans from 7.82% for fiscal 1995 to 8.25% for fiscal 1996. The increase in the average mortgage loans was primarily due to loans acquired in the Bank of Westbury and Sunrise Bancorp, Inc. acquisitions and increased originations of multi-family loans. The increase in the average

Reliance Bancorp, Inc.
Management's Discussion and Analysis of Financial
Condition and Results of Operations
- -------------------------------------------------------------------------------
(continued)

yield resulted primarily from the upward repricing of the Company's adjustable-rate loans and higher rates earned on the multi-family loans.

Interest Expense. Interest expense for fiscal 1996 was $53.0 million, an increase of $24.6 million, or 86.8%, from the $28.4 million recorded for fiscal 1995. The increase is primarily the result of a $512.4 million, or 70.6%, increase in the average balance of interest-bearing liabilities from $725.4 million for fiscal 1995 to $1.2 billion for fiscal 1996 and from a 37 basis point increase in the cost of interest-bearing liabilities from 3.91% for fiscal 1995 to 4.28% for fiscal 1996. The increase in the average balance of interest-bearing liabilities was primarily due to deposits acquired in the Bank of Westbury and Sunrise Bancorp, Inc. acquisitions and additional borrowings. Interest expense on total deposits increased $20.4 million, or 92.7%, from $22.0 million for fiscal 1995 to $42.4 million for fiscal 1996, primarily as a result of a $426.3 million, or 68.8% increase in the average balance of deposits from $619.7 million in fiscal 1995 to $1.0 billion in fiscal 1996 and from a 46 basis point increase in the average cost of such deposits from 3.55% in fiscal 1995 to 4.01% in fiscal 1996. The increase in the average cost of deposits resulted primarily from the Bank competitively raising interest rates on certificate of deposit accounts to attract new deposits. The average balance of certificate accounts increased $280.2 million, or 104.8%, from $267.3 million for fiscal 1995 to $547.6 million for fiscal 1996. In addition to the increase in the average balance of certificate accounts, the average balance of core deposits also increased $150.9 million, or 57.7%, from $261.3 million for fiscal 1995 to $412.2 million for fiscal 1996. The increase relates to core deposits acquired in the Bank of Westbury and Sunrise Bancorp, Inc. acquisitions which resulted in the core deposit ratio increasing from 36.12% at June 30, 1995 to 41.68% at June 30, 1996. Interest expense on borrowed funds increased $4.2 million, or 66.3%, from $6.3 million for fiscal 1995 to $10.6 million for fiscal 1996. Borrowings averaged $180.0 million for fiscal 1996, an increase of $74.4 million, or 70.4%, from the $105.7 million for fiscal 1995. The Company continues to utilize borrowed funds to grow, leveraging the Bank's capital and improving the return on equity. Borrowed funds, principally from the FHLB-NY and reverse repurchase agreements, have been invested by the Company primarily in mortgage-backed securities and multi-family loans.

Net Interest Income. Net interest income for fiscal 1996 increased $14.5 million, or 44.0%, from $32.9 million for fiscal 1995 to $47.4 million for fiscal 1996. The increase in net interest income primarily relates to an increase in the net interest spread coupled with the significant growth in the average balances of interest-earning assets and interest-bearing liabilities. The net interest rate spread increased from 3.11% for fiscal 1995 to 3.17% for fiscal 1996 as a result of higher yielding loans acquired from the Bank of Westbury and Sunrise Bancorp, Inc. acquisitions. Average interest-earning assets increased $474.3 million, or 54.4%, from $872.6 million in fiscal 1995 to $1.3 billion in fiscal 1996 while average interest-bearing liabilities increased $512.4 million, or 70.6%, from $725.4 in fiscal 1995 to $1.2 billion in fiscal 1996. As a result of leveraging the Bank's capital with the two acquisitions, net interest margin decreased from 3.77% in fiscal 1995 to 3.52% in fiscal 1996. In addition, the ratio of average interest-earning assets to interest-bearing liabilities declined from 1.20x in fiscal 1995 to 1.09x in fiscal 1996.

Provision for Loan Losses. The provision for loan losses for fiscal 1996 was $725,000, an increase of $325,000, or 81.3%, from $400,000 for fiscal 1995. When determining the provision for loan losses, management assesses the risk inherent in its loan portfolio based on information available to management at such time relating to trends in the national and local economies, trends in the real estate market and trends in the Company's level of non-performing loans and assets and net charge-offs. Non-performing loans increased from $3.7 million at the end of fiscal 1995 to $13.0 million at the end of fiscal 1996 and net charge-offs increased from $88,000 for fiscal 1995 to $176,000 for fiscal 1996. Management increased the provision for loan losses during fiscal 1996 due to its assessment of the loan portfolio and to increase loan loss coverage on non-performing loans acquired from Sunrise Bancorp, Inc. and Bank of Westbury to bring such reserves in line with Company policy. In addition, the Company has increased its origination of multi-family loans which may possess a greater credit risk than one- to four-family loans and requires greater general reserve levels. Management believes that based upon information currently available its allowance for loan losses is adequate to cover future loan losses. However, if general economic conditions and real estate values within the Bank's primary lending area decline, the level of non-performing loans may increase resulting in larger provisions for loan losses which, in turn, would adversely affect net income.

Non-Interest Income. Non-interest income for fiscal 1996 increased $1.9 million, or 147.4%, from $1.2 million for fiscal 1995 to $3.1 million for fiscal 1996. The increase in non-interest income relates to a gain of $678,000 in fiscal 1996 from the sale of mortgage-backed securities classified as available-for-sale in order to fund the purchase of Sunrise Bancorp, Inc. In addition, the increase relates to increased servicing income, and deposit fee income as it relates to the two acquisitions and a recovery of claim which was previously written off.

Non-Interest Expense. Non-interest expense totalled $28.1 million for the fiscal year ended June 30, 1996 as compared to $17.2 million for the fiscal year ended June 30, 1995, an increase of $10.9 million, or 63.3%. The increase is mainly the result of banking office personnel, deposit insurance premiums, goodwill amortization and other occupancy costs associated with the Sunrise Bancorp, Inc. and Bank of Westbury acquisitions, however, the operating expense to average assets ratio decreased from 1.97% for the fiscal year ended June 30, 1995 to 1.81% for the fiscal year ended June 30, 1996 primarily due to the increased asset base and acquisition related efficiencies. For the fiscal year ended June 30, 1996, compensation and benefits expense increased to $13.4 million, an increase of $3.8 million, or 40.1%, from $9.6 million for the fiscal year ended June 30, 1995. The increase in compensation and benefits expense is due to the aforementioned addition of banking office personnel, higher benefit expenses and normal salary adjustments. Occupancy and equipment expense increased $2.0 million, or 82.0%, from $2.5 million for the fiscal year ended June 30, 1995 to $4.5 million for the fiscal year ended June 30, 1996 due to costs associated with the operation of the seventeen new banking offices as well as miscellaneous data processing costs. Other operating expenses increased $1.2 million, or 37.2%, from $3.0 million during the fiscal year ended June 30, 1995 to $4.2 million for the fiscal year ended June 30, 1996 as a result of general expenses related to the addition of the seventeen new banking offices.

     For the fiscal year ended June 30, 1996, real estate owned expenses were $579,000 as compared to income of $385,000 in the prior year period. The increase in real estate owned expenses primarily relates to the reduction in net gains on the sale of real estate owned from $657,000 in fiscal 1995 to $19,000 in fiscal 1996. In addition, during the fiscal year ended June 30, 1996, the Bank established a provision for REO losses of $375,000 as compared to $60,000 for the prior year period. Additional reserves on real estate owned were established in order to facilitate the sale of such properties in the current market place.

     During fiscal year 1996, the Bank recognized amortization of excess of cost over fair value of net assets acquired of $1.9 million as compared to no amortization in fiscal 1995. The amortization of cost over fair value of net assets acquired relates to the Company accounting for the acquisitions of Bank of Westbury and Sunrise Bancorp, Inc. using the purchase method.

    Income Tax Expense. Income tax expense increased $3.1 million, or 45.4%, from $6.8 million for fiscal 1995 to $9.9 million for fiscal 1996. The effective income tax rate was 45.9% for fiscal 1996 as compared to 41.4% for fiscal 1995. The increase in the effective tax rate primarily relates to no tax benefit provided for the amortization of excess of cost over fair value of net assets acquired and other employee benefit expenses.

Comparison of Operating Results for the Years Ended June 30, 1995 and 1994.

General. Net income for fiscal 1995 was $9.7 million, an increase of $1.0 million, or 11.6%, from $8.7 million for fiscal 1994. Net income for fiscal 1995 and fiscal 1994 represent a return on average assets of 1.08% and 1.15%, respectively, and a return on average equity of 6.17% and 9.82%, respectively. Excluding the recording of a one time non-recurring benefit for the positive cumulative effect of a change in accounting for income taxes of $1.2 million in 1994, net income increased $2.2 million, or 29.5%, primarily due to a $5.7 million, or 21.0%, increase in net interest income offset in part, by a $2.3 million increase in non-interest expense and a $1.3 million increase in income tax expense.

Interest Income. Interest income increased by $14.0 million, or 29.7%, from $47.2 million for fiscal 1994, to $61.2 million for fiscal 1995. The increase resulted primarily from an increase in the average yield of interest-earning assets from 6.40% to 7.02%, a 62 basis point increase, and from an increase of $135.0 million, or 18.3%, in the average balance of such assets from $737.6 million for fiscal 1994 to $872.6 million for fiscal 1995. The increase in the average yield on interest-earning assets was primarily due to the upward repricing of the Company's adjustable-rate mortgage backed securities. Interest income on mortgage-backed securities increased $11.0 million, or 59.8%, from $18.4 million for fiscal 1994 to $29.4 million for fiscal 1995, primarily due to an increase of $125.8 million, or 37.7%, in the average balance of these securities, and an increase in the average yield on these securities of 88 basis points from 5.53% for fiscal 1994 to 6.41% for fiscal 1995 due to upward repricing of these assets. Mortgage-backed securities generally bear interest rates lower than loans. Accordingly, to the extent the demand for loans which meet the Bank's underwriting standard remains low and the Company continues to increase its investments in mortgage-backed securities, yields on interest earning assets may tend to be lower than if loan demand were to be stronger. Interest income from mortgage loans increased by $149,000, or 0.8%, due to a 59 basis point increase in the average yield on

Reliance Bancorp, Inc.
Management's Discussion and Analysis of Financial
Condition and Results of Operations
- -------------------------------------------------------------------------------
(continued)


mortgage loans from 7.23% for fiscal 1994 to 7.82% for fiscal 1995 offset by a $16.3 million, or 6.7%, decrease in the average balance of mortgage loans. The increase in the average yield resulted primarily from the upward repricing of the Company's adjustable rate loans. Interest income on consumer loans increased $1.5 million, or 18.3%, from $8.0 million for fiscal 1994 to $9.5 million for fiscal 1995. The increase is primarily due to the upward repricing of the prime rate based home equity lines during fiscal 1995. Interest income on debt and equity securities increased $1.0 million, or 36.2%, from $2.7 million for fiscal 1994 to $3.7 million for fiscal 1995. The increase is the result of the Company purchasing U.S. Treasury securities with proceeds from the conversion.

Interest Expense. Interest expense for fiscal 1995, was $28.3 million, an increase of $8.3 million, or 41.6% from the $20.0 million recorded for fiscal 1994. The increase is primarily the result of an 87 basis point increase in the cost of interest-bearing liabilities from 3.04% for fiscal 1994 to 3.91% for fiscal 1995, and by a $66.0 million, or 10.0%, increase in the average balance of interest-bearing liabilities from $659.4 million for fiscal 1994 to $725.4 million for fiscal 1995. The increase in the average balance of interest-bearing liabilities was primarily due to the leverage strategy employed during fiscal 1995 the effect of which was to increase the average balance of certificate of deposit accounts and borrowed money, consisting primarily of FHLB advances and reverse repurchase agreements. The average balance of certificate accounts increased $70.8 million, or 36.0%, from $196.5 million for fiscal 1994 to $267.3 million for fiscal 1995. Borrowings averaged $105.6 million for fiscal 1995, an increase of $43.1 million, or 69.0%, from the $62.5 million for fiscal 1994. While the average balance of certificates accounts and borrowings increased, core deposits decreased $33.4 million, or 11.3%, from $294.7 million for fiscal 1994 to $261.3 million for fiscal 1995 partially due to account holders investing funds from core deposit accounts into higher yielding certificate accounts. The increase in the average cost of interest-bearing liabilities resulted primarily from increased utilization of FHLB advances and reverse repurchase agreements which generally bear higher interest rates than deposits and the generally higher interest rate environment which resulted in higher borrowing costs. Additionally, such increase resulted from the Bank competitively raising interest rates on certificate of deposit accounts to attract new deposits and leverage the Bank's capital. Interest expense on total deposits increased $4.2 million, or 23.7% from $17.8 million for fiscal 1994 to $22.0 million for fiscal 1995, primarily as a result of a 57 basis point increase in the average cost of such deposits and a $22.9 million increase in the average balance of deposits. Interest expense on borrowed funds increased $4.1 million, or 184.3%, from $2.2 million for fiscal 1994 to $6.3 for fiscal 1995. During this period, and from time to time in the past, the Company has utilized borrowed funds to grow, leveraging the Bank's capital and improving the return on equity. Borrowed funds, principally from the FHLB-NY and reverse repurchase agreements, have been invested by the Company primarily in mortgage-backed securities in response to lower loan demand.

Net Interest Income. Net interest income for fiscal 1995 increased $5.7 million, or 21.0%, from $27.2 million for fiscal 1994 to $32.9 million for fiscal 1995. The increase in net interest income is the result of a $135.0 million, or 18.3%, increase in average interest-earning assets from $737.6 million in fiscal 1994 to $872.6 million in fiscal 1995 as compared to a $66.0 million, or 10.0%, increase in average interest-bearing liabilities. The higher increase in average interest-earning assets was the result of the stock conversion proceeds being invested in mortgage-backed securities and U.S. government securities. While the Bank's leveraging strategy has had the effect of increasing net income and net interest income, net interest spread has compressed as a result of a flattening of the yield curve. The net interest rate spread decreased from 3.36% for fiscal 1994 to 3.11% for fiscal 1995 however, the net interest margin increased from 3.69% to 3.77%.

Provision for Loan Losses. The provision for loan losses for fiscal 1995 was $400,000, as compared to $393,000 for fiscal 1994. When determining the provision for loan losses, management assesses the risk inherent in its loan portfolio based on information available to management at such time relating to trends in the national and local economies, trends in the real estate market and trends in the Company's level of non-performing loans and assets and net charge-offs. Non-performing loans increased slightly from $3.6 million at the end of fiscal 1994 to $3.7 million at the end of fiscal 1995 while net charge-offs decreased from $320,000 for fiscal 1994 to $88,000 for fiscal 1995. Although, non-performing loans increased slightly and net charge-offs decreased, management determined to keep the provision for loan losses relatively stable during fiscal 1995 due to its assessment of the loan portfolio in consideration of the continued weakness in the local economy attributed to workforce transition, high real property taxes and other occupancy costs. In addition, the Company has increased its origination of multi-family loans which may possess a greater credit risk than one- to four-family loans. Management believes that based upon information currently available its allowance for loan losses is adequate to cover future loan losses. However, if general economic conditions and real estate values within the Bank's primary lending area decline, the level of non-performing loans may increase resulting in larger provisions for loan losses which, in turn, would adversely affect net income.

Non-Interest Income. Non-interest income for fiscal 1995 increased $138,000, or 12.3%, from $1.1 million for fiscal 1994 to $1.3 million for fiscal 1995. The increase is due to a gain on the call of a debt security.

Non-Interest Expense. Non-interest expense totalled $17.2 million for fiscal 1995 as compared to $14.9 million for fiscal 1994, an increase of $2.3 million, or 15.6%. The increase is mainly the result of the increase in compensation and benefits expense, advertising expense and other operating expenses offset by a significant reduction in real estate operations expense. Expenses related to real estate operations decreased from $1.1 million for fiscal 1994 to income of $385,000 for fiscal 1995. This decrease was directly attributable to the gain on the sale of real estate owned and lower provisions for losses associated with real estate operations. For fiscal 1995 compensation and benefits expense increased to $9.6 million as compared to $7.1 million for fiscal 1994. The increase in compensation and benefits expense is due primarily to establishment of stock based benefit plans in connection with the conversion of the Bank and normal salary increases. Advertising expense totalled $1.2 million for fiscal 1995, an increase of $488,000, or 72.8%, due primarily to the Bank aggressively marketing its deposit products and its "Lifetime Prime" home equity line of credit. Other operating expenses increased $673,000, or 28.4%, due primarily to costs associated with operating as a public company. The Company's operating expenses to average assets ratio was 1.97% for fiscal 1995 as compared to 1.82% for fiscal 1994.

Income Tax Expense. Income tax expense increased $1.3 million, or 23.5%, from $5.5 million for fiscal 1994 to $6.8 million for fiscal 1995. The effective income tax rates were 41.4% for fiscal 1995 as compared to 42.5% for fiscal 1994. The decrease in the effective tax rate primarily reflects the change in the calculation of tax bad debt for state and local tax purposes.

Cumulative Effect of Change in Accounting for Income Taxes. Income from the cumulative effect of change in accounting for income taxes occurred in fiscal 1994 due to the recording of the one-time benefit with the adoption of SFAS No. 109 "Accounting for Income Taxes" in fiscal 1994.

Liquidity and Capital Resources

     The Company's current primary sources of funds are principal and interest payments and sales of securities available-for-sale and dividends from the Bank. Dividend payments to the Company from the Bank are subject to the profitability of the Bank and to applicable laws and regulations. During fiscal year 1996, 1995 and 1994, the Bank did not make any dividend payments to the Company. The Company's liquidity is also available to, among other things, support future expansion of operations or diversification into other banking related businesses, payments of dividends or repurchase its common stock. In this regard, the Company declared cash dividends of $3,924,000 and $3,641,000 during fiscal year 1996 and 1995, respectively. The Company did not declare any dividends in fiscal year 1994.

     During fiscal 1994, the Company repurchased 362,375 shares at an aggregate cost of $3,744,000. During fiscal 1995, the Company repurchased 998,930 shares at an aggregate cost of $13,040,000. On May 7, 1996, the Company announced the approval of its fourth five percent stock repurchase plan which allows the Company to repurchase up to 461,287 common shares. As of June 30, 1996, 97,000 shares under this program were repurchased at an aggregate cost of $1,488,000. During fiscal 1996, the Company repurchased 260,776 shares at an aggregate cost of $3,829,000. Through June 30, 1996, all repurchases were funded by the Company, therefore, the capital and liquidity of the Bank were not affected. On August 11, 1995, the Company completed the acquisition of Bank of Westbury for approximately $16.7 million in cash. The Company had sufficient liquidity available to fund the purchase and as of August 11, 1995, the Bank met all of its regulatory capital requirements.

     On January 11, 1996, the Company completed the acquisition of Sunrise Bancorp, Inc. for approximately $106.3 million in cash. The Company provided funds for the acquisition from the sale of mortgage-backed securities classified as available-for-sale. As of the completion of the acquisition, the Bank continued to exceed each of its regulatory capital requirements.

Reliance Bancorp, Inc.
Management's Discussion and Analysis of Financial
Condition and Results of Operations
- -------------------------------------------------------------------------------
(continued)


     The Bank's primary sources of funds are deposits, principal and interest payments on loans, mortgage-backed securities and debt and equity securities, advances from the FHLB-NY, borrowings under reverse repurchase agreements and loan sales. While maturities and scheduled amortization of loans, mortgage-backed securities and debt securities are predictable sources of funds, deposit flows and mortgage prepayments are strongly influenced by changes in general interest rates, economic conditions and competition.

    The Bank is required to maintain an average daily balance of liquid assets and short-term liquid assets as a percentage of net withdrawable deposit accounts plus short-term borrowings as defined by OTS regulations. The minimum required liquidity and short-term liquidity ratios are currently 5.0% and 1.0%, respectively. The Bank's liquidity and short-term liquidity ratios averaged 8.68% and 2.59%, respectively, for the fiscal year ended June 30, 1996. The Bank's short-term liquidity ratio was 1.97% at June 30, 1996.

     The Bank's most liquid assets are cash and short-term investments. The levels of the Bank's liquid assets are dependent on the Bank's operating, financing, lending and investing activities during any given period. At June 30, 1996, assets qualifying for short-term liquidity, including cash and short-term investments, totalled $31.5 million.

     The primary investment activity of the Bank is the origination of mortgage loans and consumer loans, and the purchase of mortgage-backed securities. During the fiscal year ended June 30, 1996, the Bank originated mortgage loans and consumer loans in the amount of $107.1 million and $35.8 million, respectively. During the fiscal year ended June 30, 1996, the Bank purchased $399.1 million of mortgage-backed securities of which $384.2 million, or 95.7%, were classified as available-for-sale and purchased as part of the Bank's growth strategy. These activities were funded primarily by deposits, principal repayments on loans and mortgage-backed securities and borrowings from the FHLB-NY and reverse repurchase agreements. At June 30, 1996, borrowings from the FHLB-NY and reverse repurchase agreements totalled $3.0 million and $263.2 million, respectively. At June 30, 1996, the Bank had outstanding loan commitments of $16.5 million and open lines of credit of $45.0 million. The Bank anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificates of deposit which are scheduled to mature in one year or less from June 30, 1996 totalled $482.7 million. Management believes that a significant portion of such deposits will remain with the Bank.

     At June 30, 1996, the Bank exceeded each of the OTS capital requirements. The Bank's tangible, core, and risked-based ratios were 5.60%, 5.60% and 14.70%, respectively. The Bank qualifies as "well capitalized" under the prompt corrective action provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991.

Impact of Inflation and Changing Prices

     The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles ("GAAP"), which require the measurements of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or, to the same extent, as the price of goods and services.

Impact of New Accounting Standards

     In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed of." SFAS No. 121 establishes accounting standards for recognizing and measuring impairment of long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995. SFAS No. 121, when adopted, is not expected to have a material adverse effect on the Company's financial condition. In June 1995, the FASB issued SFAS No.122, "Accounting for Mortgage Servicing Rights." SFAS No. 122 amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities" to eliminate the accounting distinction between rights to service mortgage loans that are acquired through loan origination and those acquired through purchase. Thus, if mortgage loans are sold or securitized but the rights to service those loans are retained, the total cost of such loans (whether originated or acquired) should be allocated to (1) the mortgage servicing rights, and (2) the loan themselves based on their relative fair value. SFAS 122 is effective for fiscal years beginning after December 15, 1995 to loan origination or securitization of mortgage servicing rights and to impairment evaluations of all capitalized

Reliance Bancorp, Inc.
Management's Discussion and Analysis of Financial
Condition and Results of Operations
- -------------------------------------------------------------------------------
(continued)


mortgage servicing rights, including those purchased prior to the effective date of SFAS No. 122. SFAS No. 122, when adopted, is not expected to have a material adverse effect on the Company's financial condition.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 applies to all transactions in which an entity acquires goods or services by issuing equity instruments or by incurring liabilities where the payment amounts are based on the entity's common stock price, except for employee stock ownership plans. SFAS No. 123 established a fair value based method of accounting for stock-based compensation arrangement with employees, rather then the intrinsic value based method that is contained in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No.25"). SFASNo. 123 does not require an entity to adopt the new fair value based method for purposes of preparing its basic financial statements. While the SFAS No. 123 fair value based method is considered by the FASB to be preferable to the APB No. 25 method, entities are allowed to continue to use the APB No. 25 method for preparing its basic financial statements. Entities not adopting the fair value based method under SFAS No. 123 are required to present pro forma net income and earnings per share information, in the notes to the financial statements, as if the fair value based method had been adopted.

     The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995, but may also be adopted upon the issuance of SFAS No. 123. The disclosure requirements are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which SFAS No. 123 is initially adopted for recognizing compensation cost. Pro forma disclosures required for entities that elect to continue to measure compensation cost using the APB No. 25 method must include the effects of all awards granted in fiscal years that begin after December 15, 1994. Pro forma disclosures for awards granted in the first fiscal year beginning after December 15, 1994 need not be included in financial statements for that fiscal year but should be presented subsequently whenever financial statements for that fiscal year are presented for comparative purposes with financial statements for a later fiscal year. The Company currently does not intend to adopt the provisions of this statement early.

     In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). SFAS No. 125 establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. Under this approach, an entity, subsequent to a transfer of financial assets, must recognize the financial and servicing assets it controls and the liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. Standards for distinguishing transfers of financial assets that are sales from those that are secured borrowings are provided in SFAS No. 125. A transfer not meeting the criteria for a sale must be accounted for as a secured borrowing with pledge of collateral.

     SFAS No. 125 requires that liabilities and derivatives incurred or obtained by transferors as part of a transfer of financial assets be initially measured at fair value, if practicable. It additionally requires that servicing assets and other retained interests in transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on their relative fair values at the date of transfer. Servicing assets and liabilities must be subsequently measured by amortization in proportion to and over the period of estimated net servicing income or loss and assessed for asset impairment, or increased obligation, based on their fair value.

     This Statement supersedes the FASB's SFAS No. 76, "Extinguishment of Debt", and SFAS No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse." SFAS No. 125 amends SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("SFAS No. 115") to prohibit the classification of a debt security as held-to-maturity if it can be prepaid or otherwise settled in such a way that the holder of the security would not recover substantially all of its recorded investment. It further requires that loans and other assets that can be prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment shall be subsequently measured like debt securities classified as available-for-sale or trading under SFAS No. 115, as amended by SFAS No. 125. SFAS No. 125 also amends and extends to all servicing assets and liabilities the accounting standards for mortgage servicing rights now in SFAS No. 65, "Accounting for Certain Mortgage Banking Activities," and supersedes SFAS No. 122, "Accounting for Mortgage Servicing Rights."

     SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. The Company is currently reviewing the impact of the implementation of SFAS No. 125 on its consolidated financial statements.

Reliance Bancorp, Inc.
Management's Discussion and Analysis of Financial
Condition and Results of Operations
- -------------------------------------------------------------------------------
(continued)


Impact of Legislation

Recapitalization of SAIF Fund. Legislation is pending in Congress to mitigate the effect of the Bank Insurance Fund ("BIF") and Savings Association Insurance Fund ("SAIF") premium disparity. Under the legislation a special assessment would be imposed on the amount of deposits held by SAIF-member institutions, including the Bank, as of a specified date, currently March 31, 1995, to recapitalize the SAIF. The amount of the special assessment would be left to the discretion of the FDIC but is generally estimated at between 79 to 85 basis points of insured deposits. The legislation would also require that the BIF and SAIF be merged, provided that subsequent legislation is enacted requiring federal savings associations to become national banks or state chartered banks or thrifts, and that the Financing Insurance Company ("FICO") payments be spread across all BIF and SAIF members. The payment of the special assessment would have the effect of immediately reducing the capital of SAIF-member institutions, net of any tax effect; however, it would not affect the Bank's compliance with its regulatory capital requirements. Management cannot predict whether legislation imposing such an assessment will be enacted, or, if enacted, the specific terms of such legislation including the amount of any special assessment and when and whether ongoing SAIF premiums will be reduced to a level equal to that of BIF premiums. Management can also not predict whether or when the BIF and SAIF will merge. A significant increase in SAIF insurance premiums or a significant special assessment to recapitalize the SAIF would likely have an adverse effect on the operating expenses of the Company. The assessment of a 79 to 85 basis point fee to recapitalize the SAIF would result in a $5.6 million to $6.0 million payment on an after-tax basis.

Tax Bad Debt Reserves. Under Section 593 of the Internal Revenue Code, thrift institutions such as the Bank, which meet certain definitional tests, primarily relating to their assets and the nature of their business, are permitted to establish a tax reserve for bad debts and to make annual additions thereto, which additions may, within specified limitations, be deducted in arriving at their taxable income. The Bank's deduction with respect to "qualifying loans," which are generally loans secured by certain interests in real property, may currently be computed using an amount based on the Bank's actual loss experience (the "Experience Method"), or a percentage equal to 8% of the Bank's taxable income (the "PTI Method"), computed without regard to this deduction and with additional modifications and reduced by the amount of any permitted addition to the non-qualifying reserve. Similar deductions for additions to the Bank's bad debt reserve are permitted under the New York State Bank Franchise Tax and the New York City Banking Corporation Tax; however, for purposes of these taxes, the effective allowable percentage under the PTI method is 32% rather than 8%.

     Under the Small Business Job Protection Act of 1996 (the "1996 Act"), signed into law in August, 1996, Section 593 of the Code was amended, and the Bank, as a "large bank" (one with assets having an adjusted basis of more than $500 million), will be unable to make additions to its tax bad debt reserve, but will be permitted to deduct bad debts only as they occur and will additionally be required to recapture (that is, take into taxable income) over a multi-year period, beginning with the Bank's taxable year beginning on January 1, 1996, the excess of the balance of its bad debt reserves (other than the supplemental reserve) as of December 31, 1995 over the balance of such reserves as of December 31, 1987, or over a lesser period if the Bank's loan portfolio has decreased since December 31, 1987. However, such recapture requirements would be suspended for each of two successive taxable years beginning January 1, 1996 in which the Bank originates a minimum amount of certain residential loans based upon the average of the principal amounts of such loans made by the Bank during its six taxable years preceding January 1, 1996. As a result of passage of the 1996 Act, the Bank will incur additional federal tax liability, which has been accrued in the statements of condition. However, the Act will have no impact on the Bank's results of operations. The New York State tax law has been amended to prevent a similar recapture of the Bank's bad debt reserve, and to permit continued future use of the bad debt reserve methods, for purposes of determining the Bank's New York State tax liability. The Bank's officers and industry leaders continue to seek such amendments to the New York City tax law; however, the Company cannot predict whether such changes to New York City law will be adopted and, if so, in what form.

Reliance Bancorp, Inc. and Subsidiary
Consolidated Statements of Condition
- --------------------------------------------------------------------------------
(Dollars in thousands, except share amounts)

                                                                                                          June 30,
                                                                                               -------------------------------
                                                                                                  1996                   1995
                                                                                               ===============================
Assets
Cash and due from banks....................................................................    $   22,420             $ 14,237
Money market investments...................................................................        10,450                2,700
Debt and equity securities available-for-sale..............................................        13,271               23,880
Debt and equity securities held-to-maturity (with estimated
  market values of $48,036 and $23,883, respectively)......................................        48,330               23,890
Mortgage-backed securities available-for-sale..............................................       591,740              104,453
Mortgage-backed securities held-to-maturity (with estimated
  market values of $184,995 and $415,820, respectively)....................................       184,492              413,762
Loans receivable:
  Mortgage loans...........................................................................       690,967              224,448
  Consumer and other loans.................................................................       131,274              109,361
    Less allowance for loan losses.........................................................        (4,495)              (1,729)
                                                                                               -------------------------------
      Loans receivable, net................................................................       817,746              332,080

Accrued interest receivable, net...........................................................        11,312                6,668
Office properties and equipment, net.......................................................        13,821                4,765
Prepaid expenses and other assets..........................................................        14,070                3,443
Purchased mortgage servicing rights........................................................         3,905                   --
Excess of cost over fair value of net assets acquired......................................        49,429                   --
Real estate owned, net.....................................................................         1,564                1,558
                                                                                               -------------------------------
      Total assets.........................................................................    $1,782,550             $931,436
                                                                                               ===============================
Liabilities and Stockholders' Equity
Deposits...................................................................................    $1,345,626             $670,317
FHLB advances..............................................................................         3,000               40,000
Securities sold under agreements to repurchase.............................................       263,160               57,035
Advance payments by borrowers for taxes and insurance......................................         8,846                3,468
Accrued expenses and other liabilities.....................................................         8,299                6,883
                                                                                               -------------------------------
      Total liabilities....................................................................     1,628,931              777,703
                                                                                               -------------------------------
Commitments
Stockholders' Equity
Preferred stock, $.01 par value, 4,000,000 shares authorized; none issued..................            --                   --
Common stock, $.01 par value, 20,000,000 shares authorized;
  10,750,820 shares issued; 9,128,739 and 9,389,515 shares outstanding, respectively.......           108                  108
Additional paid-in capital.................................................................       104,041              103,655
Retained earnings, substantially restricted................................................        83,966               76,167
Unrealized appreciation (depreciation) on securities available-for-sale, net of taxes......        (5,281)                 839
Less:
Unallocated common stock held by ESOP......................................................        (6,210)              (7,038)
Unearned common stock held by Recognition and Retention Plan (RRP).........................        (2,392)              (3,214)
Treasury stock, at cost (1,622,081 and 1,361,305 shares, respectively).....................       (20,613)             (16,784)
                                                                                               -------------------------------
  Total stockholders' equity...............................................................       153,619              153,733
                                                                                               -------------------------------
    Total liabilities and stockholders' equity.............................................    $1,782,550             $931,436
                                                                                               ===============================


See accompanying notes to consolidated financial statements.

Reliance Bancorp, Inc. and Subsidiary
Consolidated Statements of Income
- --------------------------------------------------------------------------------
(Dollars in thousands, except share amounts)

                                                                                           For the Year Ended June 30,
                                                                                ------------------------------------------------
                                                                                  1996                 1995                1994
                                                                                ================================================
Interest Income:
  First Mortgage Loans....................................................       $ 39,073            $ 17,701            $17,552
  Consumer and Other Loans................................................         10,942               9,540              8,059
  Mortgage-Backed Securities..............................................         46,084              29,469             18,440
  Money Market Investments................................................            991                 804                422
  Debt and Equity Securities..............................................          3,282               3,746              2,751
                                                                                ------------------------------------------------
    Total Interest Income.................................................        100,372              61,260             47,224
                                                                                ------------------------------------------------
Interest Expense:
  Deposits................................................................         42,425              22,012             17,791
  Borrowed Funds..........................................................         10,560               6,349              2,233
                                                                                ------------------------------------------------
    Total Interest Expense................................................         52,985              28,361             20,024
                                                                                ------------------------------------------------
  Net Interest Income Before Provision for Loan Losses....................         47,387              32,899             27,200
Provision for Loan Losses.................................................            725                 400                393
                                                                                ------------------------------------------------
  Net Interest Income After Provision for Loan Losses.....................         46,662              32,499             26,807
                                                                                ------------------------------------------------
Non-Interest Income:
  Loan Fees and Service Charges...........................................            826                 269                260
  Other Operating Income..................................................          1,606                 841                859
  Net Gain on Securities..................................................            678                 147                 --
                                                                                ------------------------------------------------
    Total Non-Interest Income.............................................          3,110               1,257              1,119
                                                                                ------------------------------------------------
Non-Interest Expense:
  Compensation and Benefits...............................................         13,395               9,562              7,068
  Occupancy and Equipment.................................................          4,481               2,462              2,336
  Federal Deposit Insurance Premiums......................................          2,399               1,376              1,374
  Advertising.............................................................          1,152               1,158                670
  Other Operating Expenses................................................          4,169               3,039              2,366
                                                                                ------------------------------------------------
    Total General and Administrative Expenses.............................         25,596              17,597             13,814
  Real Estate Operations, Net.............................................            579                (385)             1,080
  Amortization of Excess of Cost Over Fair Value of Net Assets Acquired...          1,928                  --                 --
                                                                                ------------------------------------------------
     Total Non-Interest Expense...........................................         28,103              17,212             14,894
                                                                                ------------------------------------------------
Income Before Income Taxes and Cumulative Effect of
  Change in Accounting Principle..........................................         21,669              16,544             13,032
Income Tax Expense........................................................          9,946               6,842              5,538
                                                                                ------------------------------------------------
Income Before Cumulative Effect of Change in Accounting Principle.........         11,723               9,702              7,494
Cumulative Effect of Change in Accounting for Income Taxes................             --                  --              1,200
                                                                                ------------------------------------------------
Net Income................................................................       $ 11,723            $  9,702           $  8,694
                                                                                ================================================
Earnings Per Share (1994 based on net income from
  March 31, 1994 to June 30, 1994)........................................       $   1.31            $   1.03           $   0.22

See accompanying notes to consolidated financial statements.

Reliance Bancorp, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity
====================================================================================================================================
(Dollars in thousands, except share amounts)

                                                                                             For the Year Ended June 30,
                                                                                ----------------------------------------------------
                                                                                 1996                1995                1994
                                                                                ----------------------------------------------------
Common Stock (Par Value: $.01):
  Balance at Beginning of Year ............................................    $    108            $    108             $     --
  Shares Issued Pursuant to Initial Common
    Stock Offering (10,750,820 shares) ....................................          --                  --                  108
                                                                                ----------------------------------------------------
Balance at End of Year ....................................................         108                 108                  108
                                                                                ----------------------------------------------------

Additional Paid in Capital:
  Balance at Beginning of Year ............................................     103,655             103,479                   --
  Initial Common Stock Offering ...........................................          --                  --              103,467
  Allocation of ESOP Stock and Earned Portion of RRPs .....................         386                 176                   12
                                                                                ----------------------------------------------------
  Balance at End of Year ..................................................     104,041             103,655              103,479
                                                                                ----------------------------------------------------
Retained Earnings:
  Balance at Beginning of Year ............................................      76,167              70,106               61,412
  Net Income ..............................................................      11,723               9,702                8,694
  Dividends Declared ......................................................      (3,924)             (3,641)                  --
                                                                                ----------------------------------------------------
  Balance at End of Year ..................................................      83,966              76,167               70,106
                                                                                ----------------------------------------------------

Unrealized Appreciation (Depreciation) in
  Securities Available-for-Sale, Net of Tax:
  Balance at Beginning of Year ............................................         839                (118)                  --
  Unrealized Appreciation on Securities Transferred from
  Held-to-Maturity to Available-for-Sale, Net of Tax ......................       1,144                  --                   --
  Change in Unrealized Appreciation (Depreciation), Net of Tax ............      (7,264)                957                 (118)
                                                                                ----------------------------------------------------
  Balance at End of Year ..................................................      (5,281)                839                 (118)
                                                                                ----------------------------------------------------

Employee Stock Ownership Plan:
  Balance at Beginning of Year ............................................      (7,038)             (8,004)                  --
  Common Stock Acquired by ESOP ...........................................          --                  --               (8,280)
  Allocation of ESOP Stock ................................................         828                 966                  276
                                                                                ----------------------------------------------------
  Balance at End of Year ..................................................      (6,210)             (7,038)              (8,004)
                                                                                ----------------------------------------------------

Recognition and Retention Plans:
  Balance at Beginning of Year ............................................      (3,214)             (3,976)                  --
  Common Stock Acquired by RRPs ...........................................          --                  --               (4,140)
  Earned Portion of RRPs ..................................................         822                 762                  164
                                                                                ----------------------------------------------------
  Balance at End of Year ..................................................      (2,392)             (3,214)              (3,976)
                                                                                ----------------------------------------------------

Treasury Stock:
  Balance at Beginning of Year ............................................     (16,784)             (3,744)                  --
  Common Stock Purchased, at Cost (260,776, 998,930
  and 362,375 shares) .....................................................      (3,829)            (13,040)              (3,744)
                                                                                ----------------------------------------------------
  Balance at End of Year ..................................................     (20,613)            (16,784)              (3,744)
                                                                                ----------------------------------------------------
Total Stockholders' Equity ................................................    $153,619            $153,733             $157,851
                                                                                ----------------------------------------------------


See accompanying notes to consolidated financial statements.

Reliance Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
====================================================================================================================================
(Dollars in thousands)

                                                                                           For the Year Ended June 30,
                                                                               -----------------------------------------------------
                                                                                  1996                1995                 1994
                                                                               =====================================================
Cash Flows From Operating Activities:
Net Income ................................................................    $ 11,723            $  9,702             $  8,694
Adjustments to Reconcile Net Income to Net Cash
  Provided by Operating Activities:
   Provision for Loan Losses ..............................................         725                 400                  393
   Provision for Losses on Real Estate Owned ..............................         375                  60                1,073
   Amortization of Premiums (Accretion of Discounts), Net .................        (567)             (1,459)                 500
   Depreciation and Amortization ..........................................       1,027                 467                  387
   Net Gain on Securities .................................................        (678)               (147)                  --
  Amortization Relating to Allocation and Earned Portions of
    Stock Plans ...........................................................       2,036               1,904                  452
  Amortization of Excess of Cost Over Fair Value of
    Net Assets Acquired ...................................................       1,928                  --                   --
  Amortization of Purchased Mortgage Servicing Rights .....................         240                  --                   --
    Net Gain on Loans Sold ................................................         (30)                 --                  (35)
    Net Gain on Sale of Real Estate Owned .................................         (19)               (657)                 (34)
    Cumulative Effect of Change in Accounting for Income Taxes ............          --                  --               (1,200)
    (Increase) Decrease in Accrued Interest Receivable ....................         738              (1,657)                 181
    (Increase) Decrease in Prepaid Expenses and Other Assets ..............       3,037                (263)                (901)
  Increase (Decrease) in Accrued Expenses and Other Liabilities ...........      (6,413)              1,318               (1,896)
                                                                               -----------------------------------------------------
    Net Cash Provided by Operating Activities .............................      14,122               9,668                7,614
                                                                               -----------------------------------------------------
Cash Flows From Investing Activities:
  Principal Repayments on Loans, Net of Originations
   and Purchased Loans ..........................................               (44,258)             (3,820)              26,307
  Purchases of Mortgage-Backed Securities Held-to-Maturity ......               (16,472)            (63,894)            (167,714)
  Purchases of Mortgage-Backed Securities Available-for-Sale ....              (382,645)           (105,654)                --
  Proceeds from Sales of Mortgage-Backed Securities Available-for-Sale          180,590                --                   --
  Principal Repayments from Mortgage-Backed Securities ..........               148,059              47,586               77,230
  Proceeds from Call of Debt Securities .........................                21,800                --                   --
  Proceeds from Sales of Debt Securities Available-for-Sale .....                29,245              11,146                 --
  Purchases of Debt Securities Available-for-Sale ...............                  --               (19,654)             (37,565)
  Purchases of Debt and Equity Securities Held-to-Maturity ......               (20,000)             (1,296)                (671)
  Proceeds from Maturities of Debt Securities ...................                28,100              40,338                 --
  Purchases of Premises and Equipment ...........................                (2,595)             (1,610)                (624)
  Proceeds from Loans Sold ......................................                 5,860               1,481                6,250
  Proceeds from Sale of Real Estate Owned .......................                 1,715               2,572                2,369
  Cash Paid for Bank of Westbury Net of Cash and
   Cash Equivalents Acquired ....................................                  (165)               --                   --
  Cash Paid for Sunrise Bancorp, Inc. Net of Cash and
   Cash Equivalents Acquired ....................................               (94,259)               --                   --
                                                                               -----------------------------------------------------
    Net Cash Used in Investing Activities .......................              (145,025)            (92,805)             (94,418)
                                                                               -----------------------------------------------------

Reliance Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows Continued
====================================================================================================================================
(Dollars in thousands)


                                                                                           For the Year Ended June 30,
                                                                                -------------------------------------------------
                                                                                 1996                1995                 1994
                                                                                =================================================
Cash Flows from Financing Activities:
Increase (Decrease) in Deposits ...........................................    $ 44,558            $ 83,096             $(13,057)
Decrease in Advance Payments by Borrowers
 for Taxes and Insurance ..................................................      (9,210)                (12)                (261)
Net Proceeds from Issuance of Common Stock ................................          --                  --              103,575
Purchase of Stock for RRPs ................................................          --                  --               (4,140)
Purchase of Stock for ESOP ................................................          --                  --               (8,280)
Proceeds from FHLB Advances ...............................................          --             344,000              307,000
Repayment of FHLB Advances ................................................     (87,000)           (382,000)            (294,000)
Proceeds from Reverse Repurchase Agreements ...............................     824,727              98,694                   --
Repayment of Reverse Repurchase Agreements ................................    (618,602)            (41,659)                  --
Purchase of Treasury Stock ................................................      (3,829)            (13,040)              (3,744)
Dividends Paid ............................................................      (3,808)             (2,707)                  --
                                                                                                                        --------
Net Cash Provided by Financing Activities .................................     146,836              86,372               87,093
                                                                                -------------------------------------------------
Net Increase in Cash and Cash Equivalents .................................      15,933               3,235                  289
Cash and Cash Equivalents at Beginning of Year ............................      16,937              13,702               13,413
                                                                                                                        --------
Cash and Cash Equivalents at End of Year ..................................    $ 32,870            $ 16,937             $ 13,702
                                                                                =================================================
Supplemental Disclosures of Cash Flow Information
Cash Paid During the Year for:
Interest ..................................................................    $ 50,847            $ 28,211             $ 20,077
                                                                                =================================================

Income Taxes ..............................................................    $  8,384            $  5,965             $  6,366

Non-cash Investing Activities:
Transfers from Loans to Real Estate Owned .................................    $  1,311            $    622             $  2,410
                                                                                =================================================

  Transfers of Mortgage-Backed Securities From Held-to-Maturity
    to Available-for-Sale .................................................    $283,245            $     --                  $--
                                                                                =================================================

Supplemental Information to the Consolidated Statements of Cash Flows Relating to the Bank of Westbury and Sunrise Bancorp, Inc. Acquisitions

     Non-cash investing and financing transactions relating to the Bank of Westbury and Sunrise Bancorp, Inc. acquisitions not reflected in the Consolidated Statements of Cash Flows for the year ended June 30, 1996 are listed below:

Fair Value of Assets Acquired, Excluding Cash and
  Cash Equivalents Acquired ..........................................         $745,341
Liabilities Assumed ..................................................         (702,273)
                                                                               --------
Excess of Cost Over Fair Value of Net Assets Acquired ................           51,356
Cash Paid for Bank of Westbury and Sunrise Bancorp, Inc.,
  Net of Cash and Cash Equivalents Acquired ..........................         $ 94,424
                                                                               ========


See accompanying notes to financial statements.

Reliance Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
- --------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies

     The accounting and reporting policies of Reliance Bancorp, Inc. (the "Company") and subsidiary conform to generally accepted accounting principles and to general practice within the financial services industry. The following is a description of the more significant policies which the Company follows in preparing and presenting its consolidated financial statements.

(a)  Basis of Presentation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Reliance Federal Savings Bank (the "Bank"). All significant intercompany transactions and balances are eliminated in consolidation.

     As more fully discussed in Note 2, Reliance Bancorp Inc., a Delaware corporation, was organized by the Bank for the purpose of acquiring all of the capital stock of the Bank pursuant to the conversion of the Bank from a federally chartered mutual savings bank to a federally chartered stock savings bank. The Company is subject to the financial reporting requirements of the Securities and Exchange Act of 1934, as amended.

     In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of condition and income for the years presented. Estimates that are susceptible to change include the determination of the allowances for losses on loans and the valuation of real estate acquired in connection with foreclosures. Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

(b)  Cash and Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and repurchase agreements with an original term to maturity of less than three months.

(c)  Securities Available-for-Sale

     At June 30, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No.115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires securities, including debt, equity and mortgage-backed securities, classified as available-for-sale to be recorded at estimated fair value. Such securities, prior to the adoption of SFAS No. 115, were recorded at the lower of cost or estimated market value with aggregate declines in market value below amortized cost charged against earnings. Under SFAS No. 115, changes in unrealized gains or losses of available-for-sale securities are reported net of tax as a separate component in stockholders' equity. The adoption of SFAS No. 115 had no impact on fiscal 1994 net income. The Company's ability and intent as of June 30, 1994 regarding the holding of securities to maturity was utilized to then classify securities as either held-to-maturity or available-for-sale.

     In accordance with an implementation guide for SFAS No. 115, released by the Financial Accounting Standards Board (FASB) on November 15, 1995, the Bank realigned its mortgage-backed securities portfolio in December 1995 by transferring approximately $283.2 million from the held-to-maturity to the available-for-sale category. The Bank realigned its mortgage-backed securities portfolio in order to be more flexible and better positioned for managing the portfolio under changing interest rates and other market conditions.

     Debt securities are classified as available-for-sale when management intends to hold the securities for indefinite periods of time or when the securities may be utilized for tactical asset/liability management strategy and may be sold from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs. Premiums and discounts are amortized or accreted, respectively, using the level-yield method. Readily marketable equity securities are also classified as available-for-sale. Gains or losses on the sales of the securities are recognized when sold using the specific identification method.

(d)  Debt and Equity Securities Held-to-Maturity

     Debt and equity securities classified as held-to-maturity are carried at cost unless there is a permanent impairment of value, at which time they are valued at the lower of cost or market value resulting in a new cost basis for the security. The debt securities are adjusted for amortization of premiums and accretion of discounts over the term of the security using the level-yield method. The Company currently has the ability and intent to hold the debt securities until maturity. Equity securities classified held-to-maturity are not readily marketable.

(e)  Mortgage-Backed Securities Held-to-Maturity

     Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities. Mortgage-backed securities held-to-maturity are carried at current unpaid principal balances, adjusted for unamortized premiums and unaccreted discounts. Premiums are amortized and discounts are accreted to income over the estimated life of the respective securities using the level-yield method. The Company currently has the ability and intent to hold the securities until maturity.

(f)  Loans

     Loans are stated at the principal amount outstanding, less unearned discounts and net deferred loan origination fees, if applicable. Interest on loans not made on a discounted basis is credited to income based on the principal amount outstanding during the period. Unearned income on discounted loans originated by the Bank, principally education loans, is recognized as income using the level-yield method. Gains and losses on the sale of loans are determined using the specific identification method.

     Interest on loans is recognized on the accrual basis. Loans are placed on nonaccrual status when principal or interest becomes 90 days or more past due for mortgage loans and commercial loans and 120 days past due for other loans, unless the obligation is both well secured and in the process of collection. Accrued interest receivable previously recognized is reserved when a loan is placed on nonaccrual status. Loans remain on nonaccrual status until principal and interest payments are current or the obligation is considered both well secured and in the process of collection. A loan is considered a troubled debt restructuring when changes, such as reduction in interest rates or deferral of interest or principal payments, are made to contractual terms due to a borrower's weakened financial condition.

     The Company defers loan origination fees on multi-family loans, less certain direct costs, and subsequently recognizes them as an adjustment of the loan's yield over the contractual life of the loan using the level-yield method or, in the case of loans with below-market introductory rates, generally over the applicable introductory period, using the interest method.

     Effective July 1, 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114") and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures" ("SFAS No. 118"). Under SFAS No. 114 and SFAS No. 118, a loan is considered impaired when, based upon current information and events, it is probable that a creditor will be unable to collect all amounts due including principal and interest, according to the contractual terms of the loan agreement. These statements require that impaired loans that are within their scope be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or as a practical expedient, at the loan's current observable market price, or the fair value of the collateral if the loan is collateral dependent. The amount by which the recorded investment of an impaired loan exceeds the measurement value is recognized by creating a valuation allowance through a charge to the provision for loan losses. In connection with the adoption of SFAS No. 114, the Company has, for all years prior to its adoption, reclassified in-substance foreclosed loans, net of the related allowance for losses, if any, from real estate owned to loans receivable in the Company's statements of condition. Interest income received on impaired loans is recognized on a cash basis. The adoption of SFAS No. 114 and No. 118 had no impact on fiscal 1996 net income.

(g)  Allowance for Loan Losses

     A provision for loan losses charged to income is reflected as an addition to a valuation allowance which is netted against loans receivable. Management's periodic evaluation of the adequacy of the valuation allowance considers the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations which may affect the borrower's ability to repay, estimated value of the underlying collateral and the current real estate markets and economic condition in the Bank's lending areas. In addition, the Bank's regulators, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans and real estate. Accordingly, the Bank may be required to take certain charge-offs and recognize additions to the allowance based on the regulators' judgments concerning information available to them during their examination.

(h)  Office Properties and Equipment

     Depreciation and amortization are provided on a straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is being amortized using the straight-line method over the shorter of the term of the related leases or the estimated useful lives.

(i)  Excess of Cost Over Fair Value of Net Assets Acquired

     The excess of cost over the fair value of net assets acquired in the fiscal 1996 acquisitions of Bank of Westbury and Sunrise Bancorp, Inc. is amortized using the straight line method over fifteen years. The excess of cost over the fair value of net assets acquired is evaluated periodically by the Company for impairment in response to changes in circumstances or events.

Reliance Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
- --------------------------------------------------------------------------------
(continued)

(j)  Real Estate Owned

     Real estate acquired through foreclosure are recorded at the lower of cost (unpaid loan balance plus foreclosure costs) or fair market value at the time of acquisition. The carrying value of individual properties is subsequently adjusted to the extent it exceeds estimated fair market value less costs to sell. Operating expenses of holding real estate, net of related income, are charged against income as incurred. Gains on sales of real estate are recognized when down payment and other requirements are met; otherwise such gains are deferred and recognized on the installment method of accounting. Losses on the disposition of real estate, including expenses incurred in connection with the disposition, are charged to income. A valuation allowance is maintained through provisions for real estate losses charged to income for any decrease in the fair value of property less costs to sell, which is netted against real estate owned.

(k)  Taxes on Income

     The Company files a calendar-year Federal income tax return on a consolidated basis with its subsidiary.

     Effective July 1, 1993, the Bank adopted SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date, whereas under the deferred method, deferred taxes were not adjusted for subsequent changes in tax rates. The cumulative effect at July 1, 1993 of this change in the method of accounting for income taxes has been included in the Consolidated Statements of Income for the year ended June 30, 1994.

(l)  Retirement Plan

     The Bank's retirement plan is non-contributory and covers substantially all eligible employees. The plan conforms to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Bank's policy is to accrue for all pension costs and to fund the maximum amount allowable for tax purposes.

     Actuarial gains and losses that arise from changes in assumptions concerning future events, used in estimating pension costs, are amortized over a period that reflects the long range nature of pension expense.

(m)  Treasury Stock

     Repurchases of common stock are recorded as treasury stock at cost.

(n)  Earnings Per Share

     Earnings per share is computed by dividing net income by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding, adjusted for the unallocated portion of shares held by the Employee Stock Ownership Plan ("ESOP") in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-6. For the years ended June 30, 1996 and 1995 and for the period from March 31, 1994, (date of conversion) to June 30, 1994, the weighted average number of shares of common stock and common stock equivalents outstanding (adjusted for unallocated ESOP shares) were 8,946,000, 9,404,000 and 9,762,000, respectively.

     Earnings per share for fiscal year 1994 was computed on earnings for the period March 31, 1994 (conversion date) through June 30, 1994. Earnings per share are not presented for periods prior to conversion to stock form, as no stock was outstanding.

2.   Stock Form of Ownership

     On September 16, 1993, the Board of Directors of the Bank adopted a Plan of Conversion to convert from a federally chartered mutual savings bank to a federally chartered stock savings bank with the concurrent formation of a holding company. As part of the conversion, the Company was incorporated under Delaware law on November 16, 1993. The Company completed its initial public offering on March 31, 1994 and issued 10,750,820 shares of common stock resulting in net proceeds of approximately $103,575,000. The Company retained $51,787,500 of the net proceeds and used the remaining net proceeds to purchase all of the outstanding stock of the Bank. The financial position and results of operations of the Company as of and for the years ended June 30, 1996 and 1995 and for the period from March 31, 1994 to June 30, 1994 are presented in Note 20.

     During fiscal 1994, the Company repurchased 362,375 shares at an aggregate cost of $3,744,000. During fiscal 1995, the Company repurchased 998,930 shares at an aggregate cost of $13,040,000. On May 7, 1996, the Company announced the approval of its fourth five percent stock repurchase plan which allows the Company to repurchase up to 461,287 common shares. As of June 30, 1996, 97,000 shares under this program were repurchased at an aggregate cost of $1,488,000. During fiscal 1996, the Company repurchased 260,776 shares at an aggregate cost of $3,829,000. Through June 30, 1996, all repurchases were funded by the Company, therefore, the capital and liquidity of the Bank were not affected.

     At the time of the conversion, the Bank established a liquidation account with a balance equal to its retained earnings reflected in its statement of condition. The balance in the liquidation account at June 30, 1996 and 1995 was approximately $30,416,000 and $36,969,000, respectively. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

     The Company may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements, the amount required for the liquidation account, or if such declaration and payment would otherwise violate regulatory requirements. During fiscal 1996, the Company declared cash dividends totalling $3,924,000.

3.   Acquisitions

Bank of Westbury Acquisition

     After the close of business day on August 11, 1995, the Company completed the acquisition of the Bank of Westbury in a transaction which was accounted for as a purchase. The cost of the acquisition was $16.7 million. In addition, the Company incurred approximately $422,000 of acquisition-related costs and $225,000 for the lease buyout of data processing equipment. The excess of cost over the fair value of net assets acquired generated in the transaction was $7.8 million, which will be amortized on a straight line basis over 15 years. The Company provided funds for the acquisition from its normal cash flow. As of the completion of the acquisition, which was effected by merging the net assets acquired into the Bank, the Bank continued to exceed each of its regulatory capital requirements. The Company's consolidated results of operations include Bank of Westbury's results of operations commencing August 12, 1995.

     A summary of the net assets acquired (at their estimated fair values) in the Bank of Westbury acquisition is as follows:

                                                     After the Close of Business
                                                         on August 11, 1995
                                                     ===========================
                                                             (In thousands)
Assets acquired:
  Cash and cash equivalents ................................    $ 17,219
  Investment securities ....................................       2,713
  Mortgage-backed securities ...............................      68,140
  Loans receivable, net ....................................      72,741
  Net deferred tax asset ...................................         911
  Real estate owned ........................................         376
  Other assets .............................................       4,106
                                                                --------
    Total assets acquired ..................................     166,206
                                                                --------

Liabilities assumed:
  Deposits .................................................     151,992
  Borrowed funds ...........................................       3,000
  Other liabilities ........................................       1,605
                                                                --------
    Total liabilities assumed ..............................     156,597
                                                                --------
    Net assets acquired ....................................    $  9,609
                                                                ========

Reliance Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
- --------------------------------------------------------------------------------
(continued)

Sunrise Bancorp, Inc. Acquisition

     After the close of business day on January 11, 1996, the Company completed the acquisition of Sunrise Bancorp, Inc. in a transaction which was accounted for as a purchase. The cost of the acquisition was approximately $106.3 million in cash, or $32.00 per share of Sunrise Bancorp, Inc. common stock outstanding at January 11, 1996. In addition, the Company incurred approximately $893,000 of acquisition related expenses. The excess of cost over the fair value of net assets acquired generated in the transaction was $43.6 million, which will be amortized on a straight line basis over 15 years. The Company provided funds for the acquisition from the sale of mortgage-backed securities classified as available-for-sale. As of the completion of the acquisition, which was effected by merging the net assets acquired into the Bank, the Bank continued to exceed each of its regulatory capital requirements. The Company's consolidated results of operations include Sunrise Bancorp, Inc.'s results of operation commencing January 12, 1996.

     A summary of the net assets acquired (at their fair values) in the Sunrise Bancorp, Inc. acquisition is as follows:

                                                     After the Close of Business
                                                        on January 11, 1996
                                                     ===========================
                                                            (In thousands)
Assets acquired:
  Cash and cash equivalents ................................    $ 12,906
  Investment securities ....................................      69,880
  Mortgage-backed securities ...............................     129,994
  Loans receivable, net ....................................     373,826
  Purchased mortgage servicing rights ......................       3,404
  Office properties and equipment ..........................       6,022
  Real estate owned ........................................         651
  Other assets .............................................      12,577
                                                                --------
    Total assets acquired ..................................     609,260
                                                                --------

Liabilities assumed:
  Deposits .................................................     479,213
  Borrowed funds ...........................................      47,000
  Other liabilities ........................................      17,178
  Net deferred tax liability ...............................       2,285
                                                                --------

    Total liabilities assumed ..............................     545,676

      Net assets acquired ..................................    $ 63,584
                                                                ========


  The following summarizes the actual and unaudited projected amortization of discounts and premiums relating to the fair market value adjustments and the excess of cost over fair value of net assets acquired:

                                   Excess of Cost                                                                         Total
                                   Over Fair Value   Net Discount     Net Discount        Net              Net        Net Decrease
                                    of Net Assets    (Premium) on     (Premium) on     Premium on      Premium on       In Income
                                      Acquired        Securities          Loans       Other Assets     Liabilities    Before Taxes
===================================================================================================================================
                                                                           (In Thousands)
Amortization:
1996 actual.......................    $ (1,928)         $  89             $  45          $  (123)         $  454        $ (1,463)
1997 projected....................      (3,424)          (334)             (196)            (310)            597          (3,667)
1998 projected....................      (3,424)          (182)             (169)            (262)            467          (3,570)
1999 projected....................      (3,424)           (92)             (140)            (241)            457          (3,440)
2000 projected....................      (3,424)           (38)             (112)            (207)            300          (3,481)
thereafter estimated..............     (35,732)           144              (158)          (1,367)              9         (37,104)
- -----------------------------------------------------------------------------------------------------------------------------------

                                      $(51,356)         $(413)            $(730)         $(2,510)         $2,284        $(52,725)
====================================================================================================================================


     Set forth below is unaudited pro forma combined condensed consolidated results of operations of the Company, the Bank of Westbury and Sunrise Bancorp, Inc. for the years ended June 30, 1996 and 1995. This information was prepared as if the acquisitions of the Bank of Westbury and Sunrise Bancorp, Inc. had been consummated at the beginning of each period and is based on the historical financial statements of the Company, the Bank of Westbury and Sunrise Bancorp, Inc. after giving effect to the acquisition under the purchase method of accounting.

     Subjective estimates have been utilized in determining the pro forma adjustments applied to the historical results of operations of the Company, the Bank of Westbury and Sunrise Bancorp, Inc. Accordingly, the following pro forma unaudited combined condensed consolidated financial information is not intended to be indicative of the results of operations which would have been attained had the acquisition been consummated at either of the foregoing dates or which may be attained in the future.

                                                                   Year ended June 30, 1996             Year ended June 30, 1995
                                                                --------------------------------------------------------------------
                                                                           (Unaudited)                       (Unaudited)
                                                                  Historical                            Historical
                                                                   Reliance                             Reliance
                                                                 Bancorp, Inc.      Pro forma         Bancorp, Inc.       Pro forma
                                                                and Subsidiary     Combined(1)       and Subsidiary      Combined(1)
                                                                ====================================================================

Interest income ...............................................      $100,372       $121,074(2)         $ 61,260        $107,106(2)
Interest expense ..............................................        52,985         65,124              28,361          51,168
                                                                --------------------------------------------------------------------
Net interest income ...........................................        47,387         55,950              32,889          55,938
Provision for loan losses .....................................           725            846                 400             880
                                                                --------------------------------------------------------------------
Net interest income after provision for loan losses ...........        46,662         55,104              32,499          55,058
Non-interest income ...........................................         3,110          4,538               1,257           3,838
Non-interest expense ..........................................        28,103         39,034(3)           17,212          40,131
                                                                --------------------------------------------------------------------
Income before income taxes ....................................        21,669         20,608              16,544          18,765
Income tax expense ............................................         9,946          9,891(4)            6,842           9,007(4)
                                                                --------------------------------------------------------------------
Net income ....................................................      $ 11,723       $ 10,717            $  9,702        $  9,758
                                                                ====================================================================
Earnings per common share .....................................      $   1.31       $   1.20            $   1.03        $   1.04
                                                                ====================================================================


(1) Pro forma combined results of operations for the year ended June 30, 1996 were calculated, in part, based upon actual unaudited results of operations of the combined institutions since the date of each acquisition (the Bank of Westbury on August 11, 1995 and Sunrise Bancorp, Inc. on January 11,
     1996), and adding such results to the Bank of Westbury's earnings for the month of July 1995 and the 11 day period from August 1, 1995 to August 11, 1995 and Sunrise Bancorp, Inc. earnings from July 1995 to December 1995 and the 11 day period from January 1, 1996 to January 11, 1996; and applying pro forma adjustments to amortize the excess of cost over fair value of net assets acquired and purchase accounting premiums and discounts.

          Pro forma combined results of operations for the year ended June 30, 1995 were calculated, in part, based upon actual unaudited results of operations for the year ended June 30, 1995; and applying pro forma adjustments to amortize the excess of cost over fair value of net assets acquired and purchase accounting premiums and discounts. As such, the pro forma results of operations stated herein reflect the valuation of the assets and liabilities acquired in the Bank of Westbury and Sunrise Bancorp, Inc. acquisitions and the subsequent accretion of discount, at a point in time other than that assumed for the acquisition in the year end data presented above and, in addition, regardless of later changes in the affected assets or liabilities. As a result, the pro forma information set forth should not be relied upon as an indication of what the performance of the Company would have been had the acquisition of Bank of Westbury and Sunrise Bancorp, Inc. occurred on the date assumed in calculating the year ended pro forma data above.

(2) Pro forma interest income for the year ended June 30, 1996 and 1995 was adjusted by approximately $3.6 million and $7.2 million, respectively, for the effect on interest income for the sale of mortgage-backed securities used to fund the purchase of Sunrise Bancorp, Inc.

(3) Pro forma non-interest expense for the year ended June 30, 1996 was\ adjusted for various non-recurring employee benefit expenses and other transaction related expenses totalling approximately $19.0 million for the Sunrise Bancorp, Inc. acquisition.

(4) An effective income tax rate of 48.0% was assumed for the pro forma combined income for the years ended June 30, 1996 and 1995.

4.   Money Market Investments

     Money market investments generally have original maturities of three months or less. The following presents the components of money market investments:

                                                                   June 30,
                                                               -----------------
                                                                1996      1995
                                                               =================
                                                               (In thousands)
Federal Funds Sold..........................................  $ 1,000    $1,000
Repurchase Agreements.......................................    9,450     1,700
                                                               -----------------

Total Money Market Investments..............................  $10,450    $2,700
                                                               =================


     The Company purchases securities under agreements to resell (repurchase agreements). These agreements represent short-term loans and are reflected as an asset in the consolidated statements of condition. The same securities are to be resold at maturity of the repurchase agreements.

Reliance Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
- --------------------------------------------------------------------------------
(continued)

     Securities purchased under repurchase agreements averaged $7,225,000 for the year ended June 30, 1996 and $3,807,000 for the year ended June 30, 1995. The maximum amount of such agreements outstanding at any month-end during the fiscal year ended June 30, 1996 and 1995 was $11,000,000 and $13,300,000,
respectively.

5.   Debt and Equity Securities

     A summary of the amortized cost and estimated market values of debt and equity securities are as follows:

                                                                                       June 30, 1996
                                                               -----------------------------------------------------------------
                                                                                        Gross          Gross          Estimated
                                                                    Amortized        unrealized      unrealized        market
                                                                      cost              gain           loss            value
                                                               =================================================================
                                                                                      (In thousands)
Held-to-Maturity:
U.S. Government Agency Obligations ............................      $ 34,950       $   --              $   (338)       $ 34,612
Obligations of New York State and Local Municipalities ........           391             44                --               435
FHLB Stock ....................................................        12,989           --                  --            12,989
                                                               -----------------------------------------------------------------
                                                                     $ 48,330       $     44            $   (338)       $ 48,036
                                                               =================================================================
Available-for-Sale:
U.S. Government Agency Obligations ............................      $ 10,319       $   --              $    (92)       $ 10,227
United States Treasury Notes ..................................         2,992           --                    (9)          2,983
Marketable Equity Securities ..................................            42             19                --                61

                                                                     $ 13,353       $     19            $   (101)       $ 13,271
                                                               =================================================================


                                                                                       June 30, 1996
                                                               -----------------------------------------------------------------
                                                                                        Gross          Gross          Estimated
                                                                    Amortized        unrealized      unrealized        market
                                                                      cost              gain           loss            value
                                                               =================================================================
                                                                                      (In thousands)
Held-to-Maturity:
U.S. Government Treasury Notes ................................      $ 14,997       $   --              $    (25)       $ 14,972
Obligations of New York State and Local Municipalities ........         1,394             18                --             1,412
FHLB Stock ....................................................         7,499           --                  --             7,499
                                                               -----------------------------------------------------------------
Available-for-Sale:
United States Treasury Bills ..................................      $ 10,531       $     16            $   --          $ 10,547
United States Treasury Notes ..................................        13,377           --                   (44)         13,333
                                                               -----------------------------------------------------------------
                                                                     $ 23,908       $     16            $    (44)       $ 23,880
                                                               =================================================================


     The amortized cost and estimated market value of debt and equity securities at June 30, 1996 and 1995, by contractual maturity are shown below:

                                                           June 30, 1996                             June 30, 1995
                                            -----------------------------------------   --------------------------------------------
                                             Held-to-maturity    Available-for-sale      Held-to-maturity      Available-for-sale
                                            -----------------------------------------   --------------------------------------------
                                                      Estimated             Estimated              Estimated              Estimated
                                            Amortized  market    Amortized   market     Amortized   market     Amortized   market
                                              cost      value      cost       value       cost       value       cost       value
                                            =======================================================================================
                                                                              (In thousands)

Due in One Year or Less ..................    $    --    $    --   $ 6,334   $ 6,318     $15,998     $15,988     $23,908   $23,880
Due After One Year
  Through Five Years .....................     10,322     10,220     6,977     6,892         393         396          --        --
Due after Five Years
  Through Ten Years ......................     25,019     24,827        --        --          --          --          --        --
Equity Securities ........................     12,989     12,989        42        61       7,499       7,499          --        --
                                                                                                                           -------
                                              $48,330    $48,036   $13,353   $13,271     $23,890     $23,883     $23,908   $23,880
                                                                                                                           =======



     There were no sales of debt and equity securities in fiscal 1994. In fiscal 1996 and 1995, gross proceeds from the sale of debt and equity securities available-for-sale totalled $30,345,000 and $11,146,000, respectively. For fiscal 1996 and 1995 gross realized gains totalled $20,000 and $153,000, respectively, and gross realized losses totalled $15,000 and $6,000, respectively.

6.   Mortgage-Backed Securities

     The amortized cost and estimated market values of mortgage-backed securities are summarized as follows:

                                                                                June 30, 1996
                                                           ------------------------------------------------------------------
                                                                                   Gross            Gross         Estimated
                                                             Amortized           unrealized       unrealized        market
                                                                cost                gain             loss           value
                                                           ==================================================================
                                                                                          (In thousands)
Held-to-Maturity:
Pass-through Certificates Guaranteed by:
  GNMA .................................................        $125,195            $    511       $     (6)      $125,700
  FHLMC ................................................          14,967                  38           --           15,005
  FNMA .................................................          44,330                  71           (111)        44,290
                                                           ------------------------------------------------------------------
                                                                $184,492            $    620       $   (117)      $184,995
                                                           ==================================================================

Available-for-Sale:
Pass-through Certificates Guaranteed by:
  GNMA .................................................        $170,142            $  1,110       $ (1,499)      $169,753
  FHLMC ................................................         255,498                 828         (6,728)       249,598
  FNMA .................................................         172,863                 756         (3,675)       169,944
  REMIC ................................................           2,503                --              (58)         2,445
                                                           ------------------------------------------------------------------
                                                                $601,006            $  2,694       $(11,960)      $591,740
                                                           ==================================================================

                                                                                June 30, 1996
                                                           ------------------------------------------------------------------
                                                                                   Gross            Gross         Estimated
                                                             Amortized           unrealized       unrealized        market
                                                                cost                gain             loss           value
                                                           ==================================================================
                                                                                          (In thousands)
Held-to-Maturity:
Pass-through Certificates Guaranteed by:
  GNMA .................................................        $157,073            $  3,866       $     --       $160,939
  FHLMC ................................................         188,611                 601         (2,485)       186,727
  FNMA .................................................          68,078                 410           (334)        68,154
                                                           ------------------------------------------------------------------
                                                                $413,762            $4,877 $         (2,819)      $415,820
                                                           ==================================================================

Available-for-Sale:
Pass-through Certificates Guaranteed by:
  FHLMC ................................................        $ 77,072            $  1,123       $     --       $ 78,195
  FNMA .................................................          25,845                 413             --         26,258
                                                           ------------------------------------------------------------------
                                                                $102,917            $  1,536       $     --       $104,453
                                                           ==================================================================


     There were no sales of mortgage-backed securities during the fiscal years ended June 30, 1995 and 1994. In fiscal 1996, gross proceeds from the sale of mortgage-backed securities available-for-sale totalled $180,587,000. Gross realized gains totalled $1,881,000 and gross realized losses totalled $1,208,000.

Reliance Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
- --------------------------------------------------------------------------------
(continued)

7. Loans

  Loans are summarized as follows:
                                                              June 30,
                                                      ------------------------
                                                        1996            1995
                                                          (In thousands)
                                                      ========================
Mortgage Loans:
  One- to four-family................................. $569,031      $194,290
  Co-op...............................................    9,687         8,774
  Multi-family........................................   79,571        18,774
  Commercial Real Estate..............................   27,134         2,258
  Construction........................................    5,560           745
                                                      ------------------------
                                                        690,983       224,841

Less:
  Unearned Discount, Premiums and Deferred Loan
   Origination Fees, Net.........................           (16)         (393)
                                                      ------------------------
    Total Mortgage Loans.........................       690,967       224,448
                                                      ------------------------
Consumer and Other Loans:
  Home Equity Lines of Credit....................        81,205        70,954
  Guaranteed Student Loans.......................        18,754        20,529
  Home Equity Loans..............................        16,747        15,774
  Loans on Deposit Accounts......................         5,782           980
  Other Loans....................................         7,922           416
                                                      ------------------------

                                                        130,410       108,653
  Net Deferred Loan Origination Costs............           864           708
                                                      ------------------------

    Total Consumer and Other Loans...............       131,274       109,361

Less Allowance for Loan Losses...................        (4,495)       (1,729)

  Loans Receivable, Net..........................      $817,746      $332,080
                                                      ========================


                                                            June 30,
                                                      ------------------------
                                                       1996           1995
                                                      ========================
                                                          (In thousands)
Commitments Outstanding:
  Mortgage Loans.................................      $ 8,650       $ 7,573
                                                      ========================
  Consumer and Other Loans.......................      $ 7,865       $ 6,987
                                                      ========================
  Unused Lines of Credit.........................      $45,044       $38,036
                                                      ========================

     At June 30, 1996 and 1995, the Company had commitments to sell loans of $1,734,000 and $224,000, respectively. At June 30, 1996, the Company had commitments to purchase loans of $1,945,000. At June 30, 1995, there were no commitments to purchase loans.

     The principal balance of loans in arrears three months or more:

                                                                           June 30,
                                                      ------------------------------------------------
                                                               1996                       1995
                                                      ================================================
                                                       No. of                    No. of
                                                        loans       Amounts       loans       Amounts
                                                      ------------------------------------------------
                                                                   (Dollars in thousands)
One- to four-family Mortgages.....................       142         $11,538         30        $3,210
Consumer and Other Loans..........................        77             702         84           461
Commercial Real Estate............................         3             739         --            --
                                                      ------------------------------------------------
                                                         222         $12,979        114        $3,671
                                                      ================================================

     Interest income that would have been recorded under the original terms of loans classified as non-accrual and interest income actually recognized are as follows:

                                                                                           Year Ended June 30,
                                                                                       ------------------------
                                                                                        1996      1995     1994
                                                                                       =========================
                                                                                            (In thousands)
Interest Income that would have been Recorded.....................................      $622      $175     $191
Interest Income Recognized........................................................       (68)      (45)     (69)
                                                                                       ------------------------
Interest Income Foregone..........................................................      $554      $130     $122
                                                                                       =========================


     In accordance with SFAS No. 114, the Company deems certain loans impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. SFAS No. 114 generally does not apply to large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, such as one- to four-family mortgage loans and consumer loans. Loans individually reviewed for impairment by the Company are limited to multi-family loans, commercial loans, construction and land loans, loans modified in a troubled debt restructuring and selected large one- to four-family loans. Examples of measurement techniques utilized by the Company include present value of expected future cash flows, the loan's market price if one exists, and the estimated fair value of the collateral. In addition, SFAS No. 114 amended SFAS No. 15 to limit the application of the concept of an in-substance foreclosure to those situations where the creditor has obtained physical possession of the loan collateral, regardless of whether formal foreclosure proceedings have occurred.

     At June 30, 1996, the Company had two commercial loans totalling $655,000 with no related allowance which were considered impaired. The Company's average recorded investment in impaired loans for the year ended June 30, 1996 was $493,000. The Company did not recognize any interest income on impaired loans for the year ended June 30, 1996.

     The Bank generally originates fixed rate loans with terms greater than 15 years for sale to FHLMC, FNMA or other secondary market investors. At June 30, 1996 and 1995, there were no fixed rate loans classified as held for sale. Included in mortgage loans at June 30, 1996 and 1995 are $354,551,000 and $144,616,000, respectively, of adjustable rate mortgage loans.

     Proceeds from the sale of first mortgage loans were $5,860,000, $1,481,000 and $6,250,000 during the fiscal years ended June 30, 1996, 1995 and 1994. Gross realized gains and losses resulting from sale of first mortgage loans were as follows:

                                                                                               Year ended June 30,
                                                                                   ---------------------------------------
                                                                                       1996         1995          1994
                                                                                   =======================================
                                                                                                (In thousands)
Gross Realized Gains............................................................      $  34         $  1        $  50
Gross Realized Losses...........................................................         (4)          (1)         (15)
                                                                                   ---------------------------------------
                                                                                      $  30         $ --        $  35
                                                                                   =======================================


     The Bank services mortgage loans for investors which are not included in the accompanying consolidated statements of condition. A summary of the principal balance, custodial escrow, servicing income and number of loans serviced for others by the Bank are as follows:

                                                                                      At or for the year ended June 30,
                                                                                   ---------------------------------------
                                                                                       1996           1995         1994
                                                                                   =======================================
                                                                                            (Dollars in thousands)
Principal Balances..............................................................     $  455,626    $  32,367    $  34,743
                                                                                   =======================================
Custodial Escrow................................................................     $    6,980    $     357    $     375
                                                                                   =======================================
Servicing Income (Excludes PMSR Amortization)...................................     $      861    $     120    $     131
                                                                                   =======================================
Number of Loans.................................................................          7,497          333          352
                                                                                   =======================================

Reliance Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
- --------------------------------------------------------------------------------
(continued)


     Fees earned for servicing loans are reported as income when the related mortgage payments are collected. PMSRs are amortized as a reduction to loan service fee income on a method that approximates the level-yield basis over the estimated remaining life of the underlying mortgage loans. PMSRs are carried at fair value and impairment, if any, is recognized through a valuation allowance. For the year ended June 30, 1996, no impairment existed in the PMSRs and as a result, no valuation allowance was required.

     PMSR activity is summarized as follows:

Balance at July 1, 1995.................................................................................    $    --
PMSRs Acquired in Acquisitions of Bank of Westbury and Sunrise Bancorp, Inc.............................      4,145
Less Amortization.......................................................................................        240
                                                                                                            --------
Balance at June 30, 1996................................................................................    $ 3,905
                                                                                                            ========

8. Allowance for Loan Losses

  Activity in the allowance for loan losses is summarized as follows:

                                                                                          Year Ended June 30,
                                                                                 -----------------------------------
                                                                                     1996        1995        1994
                                                                                 ===================================
                                                                                            (In thousands)
Balance at Beginning of the Year................................................     $1,729      $1,417     $ 1,344
Provision for Loan Losses.......................................................        725         400         393
Allowances of Acquired Institutions.............................................      2,217          --          --
Charge-offs.....................................................................       (265)       (113)       (394)
Recoveries......................................................................         89          25          74
                                                                                 -----------------------------------
Balance at End of the Year......................................................     $4,495      $1,729     $ 1,417
                                                                                 ===================================

9. Real Estate Owned


  Real estate owned, net is summarized as follows:
                                                                                                     June 30,
                                                                                              ----------------------
                                                                                                 1996        1995
                                                                                              ======================
                                                                                                  (In thousands)
One- to four-family Residences..................................................               $1,293       $ 841
Co-ops..........................................................................                1,039       1,306
Allowance for Losses on Real Estate Owned.......................................                 (768)       (589)
                                                                                              ----------------------
                                                                                               $1,564     $ 1,558
                                                                                              ======================


     Results of operating real estate owned for the years ended June 30, 1996, 1995 and 1994 are summarized as follows:

                                                                                            Year ended June 30,
                                                                                     -------------------------------
                                                                                        1996        1995        1994
                                                                                     ===============================
                                                                                            (In thousands)
Net Gain on Sale on Real Estate Owned...........................................     $   19     $   657     $    34
Net Expenses of Holding Property................................................       (223)       (212)        (41)
Provision for Losses............................................................       (375)        (60)     (1,073)
                                                                                     -------------------------------
                                                                                     $ (579)    $   385     $(1,080)
                                                                                     ===============================


     Activity in the allowance for losses in real estate owned is summarized as follows:

                                                                                             Year Ended June 30,
                                                                                     -------------------------------
                                                                                       1996        1995        1994
                                                                                     ===============================
                                                                                            (In thousands)
Balance at Beginning of the Year................................................     $  589       $ 632     $ 2,288
Provision for Losses............................................................        375          60       1,073
Allowance of Acquired Institutions..............................................        188          --          --
Charge-offs.....................................................................       (384)       (103)     (2,740)
Recoveries......................................................................         --          --          11
                                                                                     -------------------------------
Balance at End of the Year......................................................     $  768       $ 589     $   632
                                                                                     ===============================

10. Accrued Interest Receivable

     Accrued interest receivable is summarized as follows:
                                                                                                         June 30,
                                                                                                -----------------------
                                                                                                    1996          1995
                                                                                                =======================
                                                                                                     (In thousands)
Debt Securities..............................................................................     $   657     $    420
Mortgage-Backed Securities...................................................................       4,860        3,746
Loans Receivable, Net of Reserves for Uncollectible Interest of $1,030 and $243, respectively       5,795        2,502
                                                                                                -----------------------
Accrued Interest Receivable, Net.............................................................     $11,312      $ 6,668
                                                                                                =======================


11. Office Properties and Equipment

     A summary of office properties and equipment is as follows:

                                                                                                       June 30,
                                                                                                -----------------------
                                                                                                   1996          1995
                                                                                                =======================
                                                                                                   (In thousands)
Land......................................................................................       $ 4,094       $  574
Buildings.................................................................................         8,495        2,445
Furniture, Fixtures and Equipment.........................................................        11,047        4,458
Leasehold Improvements....................................................................         2,812        1,746
Capital Lease.............................................................................         1,470        1,470
                                                                                                -----------------------
Office Properties and Equipment, at Cost..................................................        27,918       10,693
Less Accumulated Depreciation and Amortization............................................        14,097        5,928
                                                                                                -----------------------
  Office Properties and Equipment, Net....................................................       $13,821      $ 4,765
                                                                                                =======================


     In October 1989, the Bank sold a building used for a branch operation located in Jamaica, New York for approximately $2.3 million, and subsequently leased back a portion of the building to conduct the branch operation. The Bank received approximately $2 million in cash from the transaction, after expenses of the sale, which generated a gain of approximately $1.1 million. The gain has been deferred and is being amortized over the twelve-year lease period. Deferred gain on sale amounted to approximately $497,000, $590,000 and $683,000 at June 30, 1996, 1995 and 1994, respectively and is included in accrued expenses and other liabilities. The leaseback is recorded as a capital lease in the amount of $1,470,000 at June 30, 1996 and 1995 (refer to the above table) and the related obligation under capital leases of $802,000 and $923,000 at June 30, 1996 and 1995 is reflected in accrued expenses and other liabilities. The projected annual lease payments amount to $215,000 per year (including interest) and total $1,148,000 through the duration of the lease.

     Depreciation and amortization of office properties and equipment, included in occupancy and equipment expense, was approximately, $995,000, $467,000 and $387,000 for the fiscal years ended June 30, 1996, 1995 and 1994, respectively.

12.  Deposits

     Deposits are summarized as follows:

                                                                                      June 30,
                                                ------------------------------------------------------------------------------------
                                                                    1996                                      1995
                                                -------------------------------------------  ---------------------------------------
                                                 Weighted                                     Weighted
                                                  average                                      average
                                                   rate            Amount         Percent       rate          Amount       Percent
                                                ===========================================  =======================================
                                                                              (Dollars in thousands)
NOW ....................................                2.17%      $ 81,953              6%        1.90%      $ 25,685            4%
Passbook ...............................                2.50        458,524             34         2.50        216,414           32
Money Market ...........................                2.64        109,953              8         2.50         81,282           12
Certificates of Deposit ................                5.40        674,836             50         5.74        346,936           52
Non-Interest Bearing Demand Deposit ....                  --         20,360              2           --             --           --
                                                ------------------------------------------------------------------------------------
                                                                 $1,345,626            100%                   $670,317          100%
                                                ===========================================  =======================================


Reliance Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
- --------------------------------------------------------------------------------
(continued)


                                                                                                    June 30,
                                                                                 -------------------------------------------------
                                                                                         1996                        1995
                                                                                 ----------------------     ----------------------
                                                                                 Amount        Percent       Amount        Percent
                                                                                 ======================     ======================
                                                                                             (Dollars in thousands)
Contractual Maturity of Certificate of Deposit Accounts:
Under 12 months.................................................................  $482,653       72%          $284,342       82%
Over 12 months to 36 months.....................................................   130,406       19             55,342       16
Over 36 months..................................................................    61,777        9              7,252        2
                                                                                 ----------------------     ----------------------
                                                                                  $674,836      100%          $346,936      100%
                                                                                 ======================     ======================

     The aggregate amount of certificates of deposit accounts with a minimum denomination of $100,000 was approximately $36,017,000 and $15,420,000 at June 30, 1996 and 1995, respectively. Interest expense on deposits is summarized as follows:

                                                                                   For the year ended June 30,
                                                                                 ----------------------------------
                                                                                   1996         1995         1994
                                                                                 ----------------------------------
                                                                                          (In thousands)
NOW.............................................................................  $ 1,161       $  485       $  488
Passbook........................................................................    8,942        5,926        7,012
Money Market....................................................................    2,515        2,283        2,666
Certificates of Deposit.........................................................   29,807       13,318        7,625
                                                                                 ----------------------------------
                                                                                  $42,425      $22,012      $17,791
                                                                                 ==================================


13. Borrowed Funds

  The Bank was obligated for borrowings as follows:

                                                                             June 30, 1996                   June 30, 1995
                                                                         ---------------------------------------------------------
                                                                         Weighted                        Weighted
                                                                         average                         average
                                                                           rate      Amount                rate         Amount
                                                                         ========================================================
                                                                                            (Dollars in thousands)
Advances from FHLB--NY ........................................          5.98%      $  3,000                7.60%       $ 40,000
Reverse Repurchase Agreements .................................          5.41%       263,160                6.04%         57,035
                                                                                    --------                            --------
                                                                                    $266,160                            $ 97,035
                                                                                    ========                            ========

     Information concerning borrowings under reverse repurchase agreements is summarized as follows:

                                                                                                         At or For the Year
                                                                                                           Ended June 30,
                                                                                                    ---------------------------
                                                                                                       1996             1995
                                                                                                    ===========================
                                                                                                      (Dollars in thousands)
Average Balance during the Year.....................................................................  $150,173        $10,103
Average Interest Rate during the Year...............................................................      5.58%          6.09%
Maximum Month-end Balance during the Year...........................................................  $279,678        $57,035
Mortgage-Backed Securities Pledged as Collateral under Reverse Repurchase Agreements at Year End:
  Carrying Value....................................................................................  $284,124        $59,600
  Estimated Value...................................................................................  $277,652        $59,524


     As a member of the Federal Home Loan Bank System (FHLB), the Bank borrows from the FHLB on a secured basis. Borrowings at June 30, 1996 and 1995 were secured by a blanket lien over all assets equal to 110% of borrowings.

14.  Income Taxes

     The Company files a consolidated Federal income tax return on a calendar-year basis. For calendar years ended December 31, 1995 and 1994, the Bank was allowed a special bad debt deduction based on the greater of the amount calculated under the experience method or the percentage of taxable income method. The statutory percentage under the latter method was 8% for 1995 and 1994. The percentage of taxable income method was allowable only if the Bank maintained at least 60% of its total assets in qualifying assets, as defined. If qualifying assets fell below 60%, the Bank would have been required to recapture its tax bad debt reserve into taxable income over a four-year period. The Bank's qualifying assets as a percentage of total assets exceeded the 60% limitation as of and during the fiscal years ended June 30, 1996, 1995 and 1994. The Bank used the percentage of taxable income method in its 1994 and 1995 tax return.

     Under legislation enacted subsequent to June 30, 1996, the Bank will no longer be able to use the percentage of taxable income method for federal tax purposes, but will be permitted to deduct bad debts only as they occur and will additionally be required to recapture (that is, take into taxable income) the excess balance of its bad debt reserves as of December 31, 1995 over the balance of such reserves as of December 31, 1987. However, such recapture requirements would be suspended for each of two successive taxable years beginning January 1, 1996 in which the Bank originates a minimum amount of certain residential loans based upon the average of the principal amounts of such loans made by the Bank during its six taxable years preceding January 1, 1996. As a result of this legislation, the Bank will incur additional federal tax liability, but with no impact on the Bank's results of operations. The New York State tax law has been amended to prevent a similar recapture of the Bank's bad debt reserve, and to permit continued future use of the bad debt reserve methods, for purposes of determining the Bank's New York State tax liability. No amendments to the New York City law have been made; therefore, the Company cannot predict whether such changes to New York City law will be adopted and, if so, in what form.

     The Company files state and local tax returns on a calendar-year basis. State and local taxes imposed on the Company consist of New York State franchise tax, New York City Financial Corporation tax and Delaware franchise tax. The Company's annual liability for New York State and New York City purposes is the greater of a tax on income or an alternative tax based on a specified formula. The Company's liability for Delaware franchise tax is based on the lesser of a tax based on an authorized shares method or an assumed par value capital method; however under either method, the Company's total tax will not exceed $150,000. For the fiscal year ended June 30, 1996 and 1995, the Company's Delaware franchise tax was based on the assumed par value capital method. The Company provided for New York State and New York City taxes based on taxable income for the years ended June 30, 1996, 1995 and 1994.

     As discussed in Note 1, the Company adopted SFAS No. 109 as of January 1, 1993. The cumulative effect of this change in accounting for income taxes of $1,200,000 is determined as of July 1, 1993 and is reported separately in the consolidated statement of income for the fiscal year ended June 30, 1994. The cumulative effect of the change in accounting represents the difference between the net deferred tax asset at July 1, 1993 of $95,000 and the net deferred tax liability recorded at June 30, 1993 of $1,105,000.

     In connection with the acquisitions of the Bank of Westbury and Sunrise Bancorp, Inc. a net deferred tax asset of $911,000 and a net deferred tax liability of $2,285,000, respectively, were recognized for temporary differences between the book basis and tax basis of assets and liabilities acquired.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1996 and June 30, 1995 are presented below:

                                                                                            June 30,       June 30,
                                                                                             1996            1995
                                                                                            =======================
                                                                                                 (In thousands)
Deferred Tax Assets:
  Provisions for Losses on Loans and Real Estate Owned .................................    $    --        $   426
  Office Properties and Equipment, Primarily due to Depreciation and Amortization ......         --            469
  Unrealized Loss on Available-for-Sale Securities .....................................      4,058             12
  Deferred Fees ........................................................................        264             --
  Deposits .............................................................................        795             --
  Other ................................................................................        600             19
                                                                                            ----------------------
    Total Deferred Tax Assets ..........................................................      5,717            926
                                                                                            ----------------------

Deferred Tax Liabilities:
  Provision for Losses on Loans and Real Estate Owned ..................................    $   326        $    --
  Mortgage Loans .......................................................................        950             --
  Debt and Equity and Mortgage-Backed Securities .......................................        218             --
  Office Properties and Equipment ......................................................        690             --
  Purchased Mortgage Servicing Rights ..................................................        629             --
  Unrealized Gain on Available-for-Sale Securities .....................................         --            667
  Deferred Fees ........................................................................         --            234
  Other ................................................................................        261            221
                                                                                            ----------------------
    Total Deferred Tax Liabilities .....................................................      3,074          1,122
                                                                                            ----------------------
Net Deferred Tax Asset (Liability) .....................................................    $ 2,643        $  (196)
                                                                                            =======================

Reliance Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
- --------------------------------------------------------------------------------
(continued)

     The total income tax provision for the years ended June 30, 1996, 1995 and 1994 differs from the amount of tax provision that would result by applying the statutory United States Federal income tax rate of 35% for fiscal 1996 and 34% for fiscal 1995 and 1994 to income before income taxes and cumulative effect of change in accounting principle for the following reasons:

                                                                                     For the years ended June 30,
                                                                                1996               1995                 1994
                                                                         =======================================================
                                                                          Amount      %      Amount      %      Amount       %
                                                                         -------------------------------------------------------
                                                                                           Dollars in thousands)
Tax Provision Statutory Rate............................................   $7,584    35.0%    $5,625     34.0%   $4,431     34.0%
Tax Exempt Interest on Municipal Investments............................      (23)   (0.01)      (73)    (0.4)      (75)    (0.5)
Amortization of Excess of Cost Over Fair Value of Net Assets Acquired...      675     3.1         --     --          --     --
State and Local Income Tax, Net of Federal Income Tax Benefit...........    1,684     7.8      1,114      6.7     1,179      9.0
Other, Net..............................................................       26     0.1        176      1.1         3     --
                                                                         -------------------------------------------------------

  Income Tax Expense....................................................   $9,946    45.9%    $6,842     41.4%   $5,538     42.5%
                                                                         =======================================================


     The components of the provision for income taxes for the years ended June 30, 1996, 1995 and 1994 are as follows:

                                                                                            June 30,
                                                                                --------------------------------
                                                                                 1996        1995        1994
                                                                                ================================
                                                                                         (In thousands)
Current:
  Federal....................................................................   $6,746      $4,708     $ 4,443
  State and Local............................................................    2,460       1,470       2,124
                                                                                --------------------------------
                                                                                 9,206       6,178       6,567
                                                                                --------------------------------
Deferred:
  Federal....................................................................       497         446        (691)
  State and Local............................................................       243         218        (338)
                                                                                --------------------------------
                                                                                    740         664      (1,029)
                                                                                --------------------------------
                                                                                 $9,946      $6,842     $ 5,538
                                                                                ================================

15. Commitments

     At June 30, 1996 the Company was obligated under a number of non-cancelable operating leases on property used for banking purposes. Rental expense under these leases for the fiscal years ended June 30, 1996, 1995 and 1994 is approximately $819,000, $577,000 and $571,000, respectively. The projected minimum annual rentals under the terms of these leases, exclusive of taxes and other charges, are summarized as follows:
                                                                  Amount
                                                              =============
                                                             (In thousands)
Year ended June 30:
1997....................................................         $1,031
1998....................................................            925
1999....................................................            801
2000....................................................            693
2001....................................................            582
Thereafter..............................................          1,159
                                                              -------------

                                                                 $5,191
                                                              =============



     The Bank is a party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of the purchaser to a third party. The Bank, in connection with its service corporations, at June 30, 1996 and 1995, has outstanding balances on letters of credits of $500,000 at each year end. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers (See Note 7).

16.  Retirement Plan

     The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated statements of condition at June 30:

                                                                                       1996        1995
                                                                                      ===================
                                                                                       (In thousands)
Actuarial Present Value of Benefits Obligations:
  Vested Benefit Obligation.....................................................       $6,933     $6,391
  Accumulated Benefit Obligation................................................        7,000      6,444
                                                                                      ===================

Plan Assets at Fair Value.......................................................        8,435      7,899
Projected Benefit Obligation for Service Rendered to Date.......................        8,655      7,845
                                                                                      -------------------

Plan Assets (Less Than) in Excess of Projected Benefit Obligation...............         (220)        54
Unrecognized Net Asset Value Being Amortized over 15 Years......................          (26)       (32)
Unrecognized Prior Service Cost.................................................          (66)       (74)
Unrecognized Net Loss Due to Past Experience Different from Assumptions Made....          710        617
                                                                                      -------------------

Prepaid Pension Cost............................................................       $  398     $  565
                                                                                      ===================


     The components of net pension expense for the years ended June 30 are as follows:

                                                                                     1996        1995      1994
                                                                                     ============================
                                                                                           (In thousands)
Service Cost-benefits Earned during the Year....................................      $ 330      $ 282     $ 270
Interest Cost on Projected Benefit Obligation...................................        553        502       468
Net Amortization and Deferral...................................................         64          9      (460)
Actual Return on Plan Assets....................................................       (778)      (680)     (198)
                                                                                     ----------------------------

Net Pension Expense.............................................................      $ 169      $ 113      $ 80
                                                                                     ============================

                                                                                         1996      1995      1994
                                                                                     ============================
Assumptions Used:
  Weighted Average Discount Rate....................................................     7.0%      7.0%      7.0%
  Rate of Increase in Compensation Levels...........................................     5.0%      5.0%      5.0%
  Expected Long-term Rate of Return on Assets.......................................     9.0%      9.0%      9.0%

17.  Stock Benefit Plans

     The following plans became effective upon the Conversion of the Bank from mutual to stock form.

Stock Option Plan

The Company maintains the 1994 Incentive Stock Option Plan (the "Stock Option Plan"). Under the Stock Option Plan, 824,895 stock options (which expire ten years from the date of grant, March 31, 1994) have been granted to the executive officers and officers of the Company and its affiliate, the Bank. Each option entitles the holder to purchase one share of the Common stock at an exercise price equal to $10.00 per share (the initial public offering price). Options will be exercisable in whole or in part over 5 years. However, all options become 100% exercisable in the event that the employee terminates his employment due to death, disability, normal retirement, or in the event of a change in control of the Bank or the Company. Simultaneous with the grant of these options, the Personnel Committee of the Board of Directors granted "Limited Rights" with respect to the shares covered by the options. Limited Rights Franted are subject to terms and conditions and can be exercised only in the event of a change in control of the Company. Upon exercise of a limited right, the holder shall receive from the Company a cash payment equal to the difference between the exercise price of the option ($10.00) and the fair market value of the underlying shares of common stock. At June 30, 1996, 329,958 options granted were exercisable but none were exercised.

Stock Option Plan for Outside Directors

The Company maintains the 1994 Stock Option Plan for Outside Directors (the "Directors' Option Plan"). Each member of the Board of Directors who is not an officer or employee of the Company or the Bank was granted a non-statutory option to purchase shares of the Common Stock. In the aggregate, members of the Board of Directors of the Company were granted options to purchase 196,650 shares of the Common Stock of the Company at an exercise price equal to $10.00 per share (the initial public offering price). All of the options granted under the Directors' Option Plan become exercisable in three equal installments commencing one year after the date of grant and expire upon the earlier of 10 years following the date of grant or one year following the date the optionee ceases to be a

Reliance Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
- --------------------------------------------------------------------------------
(continued)

director. On June 19, 1996, 6,727 options were granted to a new director at an exercise price of $15.25 per share. An additional 6,728 options have been reserved for future grant. At June 30, 1996, 131,100 options granted were exercisable but none were exercised.

Employees Stock Ownership Plan ("ESOP")

The Bank has established an Employee Stock Ownership Plan and Trust ("ESOP") for eligible employees. Full-time employees employed with the Bank as of January 1, 1993, and full-time employees of the Company or the Bank employed after such date who have been credited with at least 1,000 hours during a twelve-month period and who have attained age 21 are eligible to participate.

     The ESOP borrowed $8,280,000 from the Company and used the funds to purchase 828,000 shares of Common Stock issued in the Conversion. The loan will be repaid principally from the Bank's discretionary contributions to the ESOP over a 10 year period. At June 30, 1996 and 1995, the loan had an outstanding balance of $6,472,000 and $7,303,000, respectively, and an interest rate of 8.25% and 9.0%, respectively. Interest expense for the obligation was $588,000 and $655,000, respectively, for the years ended June 30, 1996 and 1995. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is paid. Contributions to the ESOP and shares released from the loan collateral in an amount proportional to the repayment of the ESOP loan will be allocated among participants on the basis of compensation, as described in the plan, in the year of allocation. Benefits generally become 100% vested after five years of credited service. However, in the event of a change in control, as defined in the plan, any unvested portion of benefits shall vest immediately. Forfeitures will be reallocated among participating employees, in the same proportion as contributions. Benefits are payable upon death, retirement, disability, or separation from service based on vesting status and share allocations made.

     In fiscal 1994, the Company adopted Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6"). SOP 93-6 provides guidance for accounting for all ESOPs and significantly changes the way employers report transactions with leveraged ESOPs. SOP 93-6 requires that the issuance or sales of treasury shares to the ESOP be reported when the issuance or sale occurs, and that compensation expense be recognized for shares committed to be released to directly compensate employees equal to the fair value of the shares committed. In addition, SOP 93-6 requires that leveraged ESOP debt and related interest expense be reflected in the employer's financial statements. Prior practice was to recognize compensation expense based on the employer's contributions to the ESOP. The adoption by the Bank and the application of SOP 93-6 will result in fluctuations in compensation expense as a result of changes in the fair value of the Company's common stock; however, any such compensation expense fluctuations will result in an offsetting adjustment to paid in capital. Therefore, total capital will not be affected.

     As of June 30, 1996, 165,600 shares were allocated to participants and 41,400 shares were committed to be released. As shares are released from collateral, the shares become outstanding for earnings per share computations. As of June 30, 1996 and 1995, the fair market value of the 621,000 and 703,800 unearned shares, respectively, was $9,703,000 and $10,029,150, respectively.

Recognition and Retention Plans and trusts ("RRPs")

The Bank maintains a Recognition and Retention Plan for Officers and a Recognition and Retention Plan for Outside Directors (the "RRPs"). The purpose of the RRPs is to provide executive officers, officers, and directors of the Bank with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Bank. The RRPs acquired an aggregate of 414,000 shares of the Company's common stock in the Conversion of which 410,895 shares have been awarded to Officers and Directors (327,715 at the time of the Conversion and 83,180 thereafter). On June 19, 1996, 1,552 shares were awarded to a new director. An additional 1,550 shares have been reserved for future awards to directors. Such amounts represent deferred compensation and have been accounted for as a reduction of stockholders' equity. Awards vest at a rate of 20% per year for directors and officers, commencing one year from the date of award. Awards become 100% vested upon termination of employment due to death, disability, or following a change in control of the Bank or the Company.

The Company recorded compensation expenses for the ESOP and RRP of $2.0 million, $1.9 million and $452,000, respectively, for the years ended June 30, 1996 and 1995 and for the period from the Conversion date to June 30, 1994.

18. Regulatory Matters

     Federal regulations require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a 3% core capital ratio and an 8% risk-based capital ratio. The OTS prompt corrective action standards effectively establish a minimum 2% tangible capital ratio, a minimum 4% leverage ratio (core) capital ratio and a minimum 4%

Tier 1 risked based capital ratio. As of June 30, 1996 and 1995, the Bank was in compliance with the regulatory capital requirements.

     Additionally, under prompt corrective action regulations, the regulators have adopted rules, which require them to take action against undercapitalized institutions, based upon five categories of capitalization: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." The rules adopted generally provide that an insured institution whose risk-based capital ratio is 10% or greater, Tier 1 risk-based capital is 6% or greater, and leverage ratio is 5% or greater is considered a "well capitalized" institution. As of June 30, 1996, 1995 and 1994, the Bank is considered a "well capitalized" institution.

     Dividend payments to the Company from the Bank are subject to the profitability of the Bank and by applicable laws and regulations. During fiscal 1996, 1995 and 1994, the Bank did not make any dividend payments to the Company.

     The following table sets forth in terms of dollars and percentages the OTS tangible, leverage and risk-based capital requirements, and the Bank's historical amounts and percentages at June 30, 1996.

                                                                            At June 30, 1996
                                             ---------------------------------------------------------------------------
                                               Capital                     Actual                      Excess
                                             Requirement          %        Capital          %          Capital       %
                                             ===========================================================================
Tangible..............................          $26,118          1.5%       $ 97,470         5.6%      $71,352       4.1%
Leverage..............................           52,236          3.0          97,470         5.6        45,234       2.6
Risk-based............................           55,478          8.0         101,911        14.70       46,433       6.7


19. Fair Value of Financial Instruments

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"), requires disclosure of estimated fair value information for the Company's financial instruments. Fair values are most commonly derived from quoted market prices available in the formal trading marketplaces. In many cases, the Company's financial instruments are not bought or sold in formal trading marketplaces. Accordingly, in cases where quoted market prices are not available, fair values are derived or estimated based on a variety of valuation techniques. These techniques are sensitive to the various assumptions and estimates used and the resulting fair value estimates may be materially affected by minor variations in those assumption or estimates. In that regard, it is likely that amounts different from the fair value estimates would be realized by the Company in immediate settlement of the financial instruments.

     SFAS No. 107 excludes certain financial instruments as well as all nonfinancial instruments from fair value disclosure. Accordingly, the fair values presented do not represent the Company's fair value as a going concern. In addition, the differences between the carrying amounts and the fair values presented may not be realized since the Company generally intends to hold these financial instruments to maturity and realize their recorded value.

     SFAS No. 107 provides minimal guidance and no limitations with regard to assumptions and estimates to be used. Therefore, while disclosure of estimated fair values is required, the fair value amounts presented in the financial statements do not represent the underlying value of the Company, nor do they provide any basis for comparison of the value of this Company with similar companies. June 30,

                                                                     ----------------------------------------------------------
                                                                               1996                             1995
                                                                     ==========================================================
                                                                     Carrying           Estimated      Carrying       Estimated
                                                                      Amount           Fair Value       Amount       Fair Value
                                                                     ----------------------------------------------------------
                                                                                       (In thousands)
On Balance Sheet:
Cash and Due from Banks .......................................      $ 22,420       $ 22,420            $ 14,237        $ 14,237
Money Market Investments ......................................        10,450         10,450               2,700           2,700
Debt and Equity Securities Available-for-Sale .................        13,271         13,271              23,880          23,880
Debt and Equity Securities Held-to-Maturity ...................        48,330         48,036              23,890          23,883
Mortgage-Backed Securities Available-for-Sale .................       591,740        591,740             104,453         104,453
Mortgage-Backed Securities Held-to-Maturity ...................       184,492        184,995             413,762         415,820
Loans Receivable, Net .........................................       817,746        814,988             332,080         338,153
Purchased Mortgage Servicing Rights ...........................         3,905          4,555                --              --
Deposits ......................................................     1,345,626      1,342,419             670,317         671,499
Borrowed Funds ................................................       266,160        265,867              97,035          97,409

Off Balance Sheet:
Outstanding Commitments .......................................        61,559         61,559              52,596          52,596
Letters of Credit .............................................           500            500                 500             500

Reliance Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
- --------------------------------------------------------------------------------
(continued)

     Methods and assumptions used to produce fair value are stated below:

Cash and Due from Banks

The carrying amounts reported in the consolidated statements of condition approximate the assets' fair values.

Money Market Investments

The carrying amounts of federal funds sold and repurchase agreements approximate their fair values because these investments all mature in three months or less.

Debt, Equity and Mortgage-Backed Securities

Fair values for debt, equity and mortgage-backed securities are based on published market or securities dealers' estimated prices.

Loans

Fair value estimates are calculated for pools of loans with similar characteristics. The loans are first segregated by type, such as 1-4 family residential, other residential, commercial, construction, and consumer, and then further segregated into fixed and adjustable rate categories.

Fair value is estimated by discounting expected future cash flows. Expected future cash flows are based on contractual cash flows, adjusted for prepayments. Prepayment estimates are based on a variety of factors including the Bank's experience with respect to each loan category, the effect of current economic and lending conditions, and regional statistics for each loan category, if available. The discount rates used are based on market rates for new loans of similar type and purpose, adjusted, when necessary, for factors such as servicing cost, credit risk, and term.

As mentioned previously, this technique of estimating fair value is extremely sensitive to the assumptions and estimates used. While management has attempted to use assumptions and estimates which are the most reflective of the loan portfolio and the current market, a greater degree of subjectivity is inherent in these values than those determined in formal trading marketplaces. As such, readers are again cautioned in using this information for purposes of evaluating the financial condition and/or value of the Company in and of itself or in comparison with any other company.

Purchased Mortgage Servicing Rights

The fair value is estimated based upon a third party valuation which stratifies the mortgage servicing portfolio based upon the predominate risk characteristics of the underlying cash flows utilizing current market assumptions regarding discount rates, prepayment speeds, delinquency rates, etc.

Other Receivables and Payables

The carrying amounts of short-term receivables and payables, including accrued interest approximate their fair values.

Deposits

SFAS No. 107 stipulates that the fair values of deposits with no stated maturity, such as demand deposits, savings, NOW accounts and money market accounts, are equal to the amount payable on demand. The relative insensitivity of the majority of these deposits to interest rate changes creates a significant inherent value which is not reflected in the fair value reported.

     The fair value of certificates of deposit are based on discounted contractual cash flows using rates which approximate the rates offered by the Company for deposits of similar remaining maturities.

Other Borrowings

Fair value estimates are based on discounting contractual cash flows using rates which approximate the rates offered for borrowings of similar remaining maturities.

Outstanding Commitments

Fair value of commitments outstanding are estimated based on the fees that would be charged for similar agreements, considering the remaining term of the agreement, the rate offered and the creditworthiness of the parties.

20.  Parent-Only Financial Information

     The following condensed statements of condition at June 30, 1996 and 1995 and condensed statements of income and cash flows for the years ended June 30, 1996 and 1995 and for the period March 31, 1994 (date of conversion) to June 30, 1994 for Reliance Bancorp, Inc. (parent company only) reflects the Company's investment in its wholly-owned subsidiary, the Bank, using the equity method of accounting. The Company had no results of operation prior to March 31, 1994.

CONDENSED STATEMENTS OF CONDITION

                                                                                                          June 30,
                                                                                                 ---------------------------
                                                                                                      1996           1995
                                                                                                 ===========================
                                                                                                       (In thousands)
Assets
Cash ................................................................................              $    361       $    178
Money Market Investments ............................................................                 9,450          1,700
Debt Securities Available-for-Sale ..................................................                    --         23,880
ESOP Loan Receivable ................................................................                 6,472          7,303
Other Assets ........................................................................                   909            836
Investment in Reliance Federal Savings Bank .........................................               137,680        120,921
                                                                                                 ---------------------------

  Total Assets ......................................................................              $154,872       $154,818
                                                                                                 ===========================

Liabilities and Stockholders' Equity
Accrued Expenses.............................................................................         $ 1,253       $ 1,085
Stockholders' Equity.........................................................................         153,619       153,733
                                                                                                 ---------------------------

  Total Liabilities and Stockholders' Equity.................................................        $154,872      $154,818
                                                                                                 ===========================


CONDENSED STATEMENTS OF INCOME

                                                                                                                 For the Period
                                                                               For the year     For the year      March 31,1994
                                                                                   Ended            Ended       (conversion date)
                                                                               June 30, 1996    June 30, 1995   to June 30, 1994
                                                                              ======================================================
                                                                                                  (In thousands)
Interest Income--Securities and Repurchase Agreements .....................    $    958            $  1,804             $    471
Interest Income--ESOP Loan Receivable .....................................         588                 655                  146
                                                                              ------------------------------------------------------
  Total Interest Income ...................................................       1,546               2,459                  617
Other Operating Income ....................................................           3                  --                   --
Other Operating Expense ...................................................        (551)               (497)                 (73)
                                                                              ------------------------------------------------------
Income Before Income Taxes and Equity in Undistributed Earnings of the Bank         998               1,962                  544
Provision for Income Taxes ................................................        (445)               (810)                (231)
                                                                              ------------------------------------------------------
Income before Equity in Undistributed Earnings of the Bank ................         553               1,152                  313
Equity in Undistributed Earnings of Reliance Federal Savings Bank .........      11,170               8,550                1,826
                                                                              ------------------------------------------------------
  Net Income ..............................................................    $ 11,723            $  9,702             $  2,139
                                                                              ======================================================


Reliance Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
- --------------------------------------------------------------------------------
(continued)

CONDENSED STATEMENTS OF CASH FLOWS

                                                                                                                    For the Period
                                                                                For the year     For the year       March 31,1994
                                                                                    Ended            Ended        (conversion date)
                                                                                June 30, 1996    June 30, 1995    to June 30, 1994
                                                                                ====================================================
                                                                                                 (In thousands)
Cash from Operating Activities:
Net Income...................................................................      $ 11,723         $  9,702             $ 2,139
Equity in Undistributed Earnings of the Bank.................................       (11,170)          (8,550)             (1,826)
Accretion of Discounts.......................................................                           (906)               (229)
Net Gain on Sale of Securities...............................................            (3)              --                  --
Increase in Other Assets.....................................................           (73)            (491)               (332)
Increase (Decrease) in Accrued Expenses......................................            52             (107)                258
                                                                                ----------------------------------------------------
  Net Cash Provided by (Used in) Operating Activities........................           529             (352)                 10
                                                                                ----------------------------------------------------
Cash Flows from Investing Activities:
Purchase of Debt Securities Available-for-Sale...............................            --          (19,654)            (37,565)
Maturities of Debt Securities Available-for-Sale.............................            --           23,300                  --
Proceeds from Sales of Debt Securities Available-for-Sale....................        23,883           11,146                  --
Principal Payments (Funding) of ESOP Loan Receivable.........................           831              977              (8,280)
Payments for Investments in Subsidiary.......................................        (9,673)              --             (51,788)
                                                                                ----------------------------------------------------
  Net Cash Provided by (Used in) Investing Activities........................        15,041           15,769             (97,633)
                                                                                ----------------------------------------------------
Cash Flows from Financing Activities:
Proceeds from the Issuance of Common Stock...................................            --               --             103,575
Purchase of Treasury Stock...................................................        (3,829)         (13,040)             (3,744)
Dividends Paid...............................................................        (3,808)          (2,707)                 --
                                                                                ----------------------------------------------------
  Net Cash Provided by (Used in) Financing Activities........................        (7,637)         (15,747              99,831
                                                                                ----------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents.........................         7,933             (330)              2,208
Cash and Cash Equivalents at Beginning of Period.............................         1,878            2,208                  --
                                                                                ----------------------------------------------------
Cash and Cash Equivalents at the End of Period...............................       $ 9,811         $  1,878             $ 2,208
                                                                                ====================================================

Independent Auditors' Report
- --------------------------------------------------------------------------------

[LOGO] KPMG    Peat Marwick LLP


               Certified Public Accountants

               One Jericho Plaza
               Jericho, NY 11753

To the Board of Directors and Stockholders of Reliance Bancorp, Inc.

     We have audited the accompanying consolidated statements of condition of Reliance Bancorp, Inc. and subsidiary as of June 30, 1996 and 1995 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Reliance Bancorp, Inc. and subsidiary as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1996, in conformity with generally accepted accounting principles.

     As discussed in note 1(k) to the consolidated financial statements, effective July 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes). In addition, as discussed in note 1(c) to the consolidated financial statements, effective June 30, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115 (Accounting for Certain Investments in Debt and Equity Securities).



/s/ KPMG Peat Marwick LLP
July 18, 1996

Reliance Bancorp, Inc. and Subsidiary
Selected Consolidated Quarterly Financial Data
- --------------------------------------------------------------------------------
(unaudited)

                                                                           For the Fiscal 1996 Quarter Ended
                                                          --------------------------------------------------------------------------
                                                             September 30,            December 31,           March 31,      June 30,
                                                                           (Dollars in thousands, except per share data)
                                                          ==========================================================================
Interest Income.........................................       $18,956                 $21,132              $29,156         $31,128
Interest Expense........................................         9,862                  11,197               15,601          16,325
                                                          --------------------------------------------------------------------------
Net Interest Income.....................................         9,094                   9,935               13,555          14,803
Provision for Loan Losses...............................           100                     100                  425             100
                                                          --------------------------------------------------------------------------
Net Interest Income after Provision for Loan Losses.....         8,994                   9,835               13,130          14,703
Non-Interest Income.....................................           316                     389                1,405           1,000
General and Administrative Expense......................        (5,097)                 (5,390)              (7,286)         (7,823)
Real Estate Operations, net.............................           (48)                    (16)                (366)           (149)
Amortization of Excess of Cost Over Fair Value of
  Net Assets Acquired...................................           (86)                   (130)                (856)           (856)
                                                          --------------------------------------------------------------------------
Income Before Provision for Income Taxes................         4,079                   4,688                6,027           6,875
Income Tax Expense......................................         1,719                   2,048                2,904           3,275
                                                          --------------------------------------------------------------------------
Net Income..............................................       $ 2,360                 $ 2,640              $ 3,123         $ 3,600
                                                          ==========================================================================
Earnings Per Share......................................       $  0.26                 $  0.30              $  0.35         $  0.40
                                                          ==========================================================================


                                                                            For the Fiscal 1995 Quarter Ended
                                                          --------------------------------------------------------------------------
                                                             September 30,            December 31,           March 31,      June 30,
                                                          ==========================================================================

Interest Income.........................................       $13,667                 $14,404              $16,182         $17,007
Interest Expense........................................         5,613                   6,318                7,857           8,573
                                                          --------------------------------------------------------------------------
Net Interest Income.....................................         8,054                   8,086                8,325           8,434
Provision for Loan Losses...............................           100                     100                  100             100
                                                          --------------------------------------------------------------------------
Net Interest Income after Provision for Loan Losses.....         7,954                   7,986                8,225           8,334
Non-Interest Income.....................................           413                     286                  276             282
General and Administrative Expense......................        (4,372)                 (4,254)              (4,463)         (4,508)
Real Estate Operations, net.............................          (114)                    (28)                 556             (29)
                                                          --------------------------------------------------------------------------
Income Before Provision for Income Taxes................         3,881                   3,990                4,594           4,079
Income Tax Expense......................................         1,703                   1,604                1,871           1,664
                                                          --------------------------------------------------------------------------
Net Income..............................................       $ 2,178                 $ 2,386              $ 2,723         $ 2,415
                                                          ==========================================================================
Earnings Per Share......................................       $  0.23                 $  0.25              $  0.29         $  0.26
                                                          ==========================================================================

RELIANCE BANCORP, INC.
- --------------------------------------------------------------------------------
                               BOARD OF DIRECTORS
Raymond L. Nielsen
Chairman of the Board and
former Chief Executive Officer

Raymond A. Nielsen
Chief Executive Officer
and President

Thomas G. Davis, Jr.
Retired--President and Director
Institutional Mortgage Investors
Management Corp.

Donald LaPasta
Retired--Chairman of the Board
 and Chief Executive Officer
Reliance Federal Savings Bank

Douglas G. LaPasta
Principal of Stonehill
Management Consultants

Conrad J. Gunther, Jr.
Vice President
Allied Coverage Corp.

Peter F. Neumann
President
Bradley & Parker
Flynn-Neumann Agency, Inc.

J. William Newby
Owner/President
Beacon Mortgage Company

                               EXECUTIVE OFFICERS

Raymond A. Nielsen
Chief Executive Officer
and President

Joseph F. Lavelle
Senior Vice President
Retail Banking Division

Gerald M. Sauvigne
Executive Vice President and
Treasurer

Paul D. Hagan
Vice President
Chief Financial Officer

Robert F. Pelosi
Senior Vice President and
Corporate Secretary

John F. Traxler
Vice President
Investment Officer


RELIANCE FEDERAL SAVINGS BANK*
- --------------------------------------------------------------------------------
                               EXECUTIVE OFFICERS
                 *Executive officers of Reliance bancorp, Inc.
                        also serve as executive officers
                        of Reliance Federal Savings Bank

                                VICE PRESIDENTS

John C. Correll
Home Mortgage

Frank A. Dreiss, Jr.
Data Processing

John J. Hogan
Marketing

James F. Kramer
Controller

William J. McKenna
Loan Servicing

Jeannette Sabatelli
Consumer Credit

Frances Secondo
Internal Audit

Kevin J. Talty
Mortgage Originations

                           ASSISTANT VICE PRESIDENTS

John Brackx
Dorothy J. Brown
Joseph C. Byrne
Christine Gerber

Diane M. Holland
Steven F. Leibow
John Martingale
Vincent Martucci

Francis J. McHale, Jr.
Stephen Plezia
Ronald Session

QUEENS

Auburndale
32-02 Francis Lewis Boulevard
Flushing, New York 11358
Mary Wright
AVP--Branch Manager

Hillcrest
69-09 164th Street
Flushing, New York 11365
Carol Murray
AVP--Branch Manager

Hollis
204-12 Hillside Avenue
Hollis, New York 11423
Pat Klos
AVP--Branch Manager

Jamaica
162-04 Jamaica Avenue
Jamaica, NY 11432
Ruby Griffin
AVP--Branch Manager

Queens Village
216-26 Jamaica Avenue
Queens Village, New York 11428
Lucille Rocco
AVP--Branch Manager

Whitestone
19-01 Utopia Parkway
Whitestone, New York 11357
Ligia Delgado
Branch Manager

Winchester
233-15 Hillside Avenue
Queens Village, New York 11427
Margaret Modesti
AVP--Branch Manager


NASSAU

Albertson
983 Willis Avenue
Albertson, New York 11507
Hope Scorcia
AVP--Branch Manager

Bethpage
570 Stewart Avenue
Bethpage, New York 11714
Joanne Alexander
AVP--Branch Manager

Carle Place
215 Glen Cove Road
Carle Place, New York 11514

Farmingdale
312 Conklin Street
Farmingdale, New York 11735
Sidney Johnsen
Branch Manager

South Farmingdale
195 Merritt Road
So. Farmingdale, New York 11735
Rosemary Demeo
AVP--Branch Manager

Franklin Square
172 New Hyde Park Road
Franklin Square, New York 11010
Janet Heck
Branch Manager

Hicksville
405 Jerusalem Avenue
Hicksville, New York 11801
Jacqueline Harrison
Branch Manager

North Bellmore
2843 Jerusalem Avenue
North Bellmore, New York 11710
Maureen Milo
Branch Manager

Roosevelt Field
300 Garden City Plaza
Garden City, New York 11530
Jean Hahn
Branch Manager

Salisbury
2530 Stewart Avenue
Westbury, New York 11590
Ann Marie Richartz
Branch Manager

Westbury
341 Post Avenue
Westbury, New York 11590
Thomas Rose
AVP--Branch Manager

Williston Park
422 Hillside Avenue
Williston Park, New York 11596
Dennis Holzbaur
AVP--Branch Manager


SUFFOLK

Deer Park
2087 Deer Park Avenue
Deer Park, New York 11729
Emil Savoia
AVP--Branch Manager

Kings Park
742 Route 25A
Kings Park, New York 11754
Rosemarie DiPiano
Branch Manager

Lindenhurst
300 S. Wellwood Avenue
Lindenhurst, New York 11757
Richard Griesche
Branch Manager

Nesconset
250 Smithtown Boulevard
Nesconset, New York 11767
Catherine Maidhof
Branch Manager

North Babylon
1134 Deer Park Avenue
North Babylon, New York 11703
Anthony Ferrante
Branch Manager

North Brentwood
340 Washington Avenue
North Brentwood, New York 11717
Richard Morrison
Branch Manager

Plainview
1074 Old Country Road
Plainview, New York 11803
Sandra McGrath
Branch Manager

St. James
245 Lake Avenue
St. James, New York 11780
Doreen Midili
Branch Manager

West Islip
434 Union Boulevard
West Islip, New York 11795
Lisa Guariglia
Branch Manager