Form 10-K, Exhibit 13
period 1997-06-30
RELIANCE BANCORP INC
filed 1997-09-29
CIK 915765

Reliance Bancorp, Inc. and Subsidiary
FINANCIAL SECTION
-------------------------------------------------------------------------------


          CONTENTS
          ---------------------------------------------------------------------


          Selected Consolidated Financial and Other Data
          of the Company.....................................................10

          Management's Discussion and Analysis of
          Financial  Condition and Results of Operations.....................12

          Consolidated Statements of Condition as of
          June 30, 1997 and 1996.............................................25

          Consolidated Statements of Income for
          the year ended June 30, 1997, 1996 and 1995........................26

          Consolidated Statements of Changes in
          Stockholders' Equity for the year ended
          June 30, 1997, 1996 and 1995.......................................27

          Consolidated Statements of Cash Flows for
          the year ended June 30, 1997, 1996 and 1995........................28

          Notes to Consolidated Financial Statements.........................30

          Independent Auditors' Report.......................................53

          Selected Consolidated Quarterly Financial Data.....................52

Reliance Bancorp, Inc. and Subsidiary
Selected Consolidated Financial and Other Data of the Company
-------------------------------------------------------------

(Dollars in thousands, except per share data)

Set forth below are the selected consolidated financial and other data of the Company. This financial data is derived in part from, and it should be read in conjunction with the Company's consolidated financial statements and related notes.

                                                                                          At June 30,
                                                             ---------------------------------------------------------------------
Selected Financial Data:                                        1997           1996         1995             1994           1993
------------------------                                        ----           ----         ----             ----           ----
Total Assets..............................................   $1,976,764     $1,782,550      $931,436       $830,501       $736,276
Loans Receivable, Net.....................................      909,321        817,746       332,080        330,720        365,913
Debt and Equity Securities Available-for-Sale.............       26,909         13,271        23,880         37,588             --
Debt and Equity Securities Held-to-Maturity...............       46,026         48,330        23,890         39,492         38,819
Mortgage-Backed Securities Available-for-Sale.............      721,819        591,740       104,453             --             --
Mortgage-Backed Securities Held-to-Maturity...............      159,356        184,492       413,762        394,199        304,490
Excess of Cost Over Fair Value
  of Net Assets Acquired..................................       45,463         49,429            --             --             --
Real Estate Owned, Net....................................          450          1,564         1,558          2,911          3,909
Deposits..................................................    1,436,037      1,345,626       670,317        587,221        600,278
FHLB Advances.............................................       40,000          3,000        40,000         78,000         65,000
Securities Sold Under Agreements to Repurchase............      311,913        263,160        57,035            --              --
Total Stockholders' Equity (1)............................      162,670        153,619       153,733        157,851         61,412

                                                                                  Year Ended June 30,
                                                               --------------------------------------------------------------------
Selected Operating Data:                                         1997           1996           1995           1994           1993
------------------------                                         ----           ----           ----           ----           ----
Interest Income...........................................     $133,289       $100,372      $ 61,260       $ 47,224       $ 48,178
Interest Expense .........................................       71,653         52,985        28,361         20,024         21,322
                                                                 ------         ------        ------         ------         ------

    Net Interest Income .................................        61,636         47,387        32,899         27,200         26,856
Less Provision for Loan Losses  ..........................          950            725           400            393            234
                                                                 ------         ------        ------         ------         ------
 Net Interest Income After Provision for
        Loan Losses.......................................       60,686         46,662        32,499         26,807         26,622

Non-Interest Income:
Loan Fees and Service Charges.............................          683            826           269            260            234
Other Operating Income....................................        2,557          1,606           841            859            960
Net Gain on Securities....................................          172            678           147             --             --
                                                                 ------         ------        ------         ------         ------
       Total Non-Interest Income............................      3,412          3,110         1,257          1,119          1,194
                                                                 ------         ------        ------         ------         ------
Non-Interest Expense:
Compensation and Benefits.................................       16,509         13,395         9,562          7,068          6,534
Occupancy and Equipment...................................        5,719          4,481         2,462          2,336          2,252
Federal Deposit Insurance Premiums........................        1,813          2,399         1,376          1,374            820
Advertising...............................................        1,168          1,152         1,158            670            658
Other Operating Expenses..................................        5,778          4,169         3,039          2,366          2,078
                                                                 ------         ------        ------         ------         ------
     Total General and Administrative Expenses............       30,987         25,596        17,597         13,814         12,342
Real Estate Operations, Net...............................          383            579          (385)         1,080          3,598
Amortization of Excess of Cost Over Fair
  Value of Net Assets Acquired............................        3,404          1,928            --             --             --
SAIF Recapitalization Charge..............................        8,250             --            --             --             --
                                                                 ------         ------        ------         ------         ------
    Total Non-Interest Expense...........................        43,024         28,103        17,212         14,894         15,940

     Income Before Income Taxes  and Cumulative
         Effect of Change in Accounting Principle.........       21,074         21,669        16,544         13,032         11,876
Income Tax Expense........................................       10,138          9,946         6,842          5,538          5,243
                                                                 ------         ------        ------         ------         ------
     Income Before Cumulative Effect of
         Change in Accounting Principle...................       10,936         11,723         9,702          7,494          6,633
Cumulative Effect of Change in
  Accounting Principle (2)................................           --             --            --          1,200             --
                       --                                        ------         ------         -----          -----          -----
     Net Income...........................................     $ 10,936       $ 11,723       $ 9,702        $ 8,694        $ 6,633
                                                               ========       ========       =======        =======        =======
Earnings Per Share: (3)                   Primary........      $   1.24       $   1.31       $  1.03        $  0.22            N/A
                                                               ========       ========       =======        =======        =======
                                          Fully Diluted...     $   1.21       $   1.31       $  1.03        $  0.22            N/A
                                                               ========       ========       =======        =======        =======

(See footnotes on following page)

Reliance Bancorp, Inc. and Subsidiary
Selected Consolidated Financial and Other Data of the Company
-------------------------------------------------------------

                                                                                    At or for the Year Ended June 30,
                                                                       ----------------------------------------------------------
                                                                        1997         1996         1995         1994          1993
                                                                        ----         ----         ----         ----          ----
Selected Financial Ratios and Other Data:

Performance Ratios:
Return on Average Assets (2)......................................      0.58%        0.83%        1.08%        1.15%         0.97%
Return on Average Stockholders' Equity (2)(4).....................      7.02         7.58         6.17         9.82         11.19
Return on Average Tangible Stockholders' Equity (2)(4)............     10.10         9.18         6.17         9.82         11.19
Average Stockholders' Equity to Average Assets....................      8.24        10.92        17.60        11.68          8.65
Stockholders' Equity to Total Assets..............................      8.23         8.62        16.51        19.01          8.34
Tangible Stockholders' Equity to Tangible Assets..................      6.07         6.01        16.51        19.01          8.34
Core Deposits to Total Deposits...................................     37.40        41.68        36.12        49.08         47.92
Net Interest Spread...............................................      3.22         3.17         3.11         3.36          3.77
Net Interest Margin (5)...........................................      3.47         3.52         3.77         3.69          4.03
General and Administrative Expenses to Average Assets.............      1.66         1.81         1.97         1.82          1.80
Operating Income to Average Assets (6)............................      0.17         0.16         0.14         0.15          0.17
Average Interest-Earning Assets to
  Average Interest-Bearing Liabilities............................      1.06X        1.09X        1.20X        1.12X         1.08X

Selected Financial Ratios, Excluding SAIF
Recapitalization Assessment
Return on Average Assets (2)......................................      0.84%        0.83%        1.08%        1.15%         0.97%
Return on Average Stockholders' Equity (2)(4).....................     10.12         7.58         6.17         9.82         11.19
Return on Average Tangible Stockholders' Equity (2)(4)............     14.56         9.18         6.17         9.82         11.19

Asset Quality Ratios:
Non-Performing Loans to Total Loans (7)...........................      1.61%        1.58%        1.10%        1.08%         1.43%
Non-Performing Loans to Total Assets..............................      0.75         0.73         0.39         0.43          0.72
Non-Performing Assets to Total Assets (8)........................       0.77         0.82         0.56         0.78          1.25
Allowance for Loan Losses to Total Loans..........................      0.57         0.55         0.52         0.43          0.37
Allowance for Loan Losses to Non-Performing Loans.................     35.18        34.63        47.10        39.38         25.52

Other Data:

Number of Deposit Accounts....................................        164,121     164,368       68,617       63,416       67,143
Full-Service Banking Offices..................................             28          28           11           11           11


(1) For 1993, amount represents only retained earnings, substantially restricted, and at June 30, 1997, 1996, 1995 and 1994 includes retained earnings of $89.7 million $84.0 million, $76.2 million and $70.1 million, respectively, substantially restricted.
(2) Reflects the cumulative effect of the Company's adoption of Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," in the fiscal year ended June 30, 1994.
(3) Earnings per share for fiscal year ended 1994 is based on net income from March 31, 1994 to June 30, 1994.
(4) For purposes of these calculations, average stockholder's equity and average stockholder's tangible equity exclude the effect of changes in the unrealized appreciation (depreciation) on securities available-for-sale, net of taxes.
(5) Calculation is based upon net interest income before provision for loan losses divided by average interest-earning assets.
(6) Operating income represents total non-interest income less net gain on sale of debt and equity securities.
(7) Non-performing loans consist of all loans 90 days or more past due and any other loans, or any portion thereof, that have been determined to be doubtful of collection.
(8) Non-performing assets consist of non-performing loans and real estate owned.

Reliance Bancorp, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
General

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

The Company is headquartered in Garden City, New York and its primary business currently consists of the operation of its wholly-owned subsidiary, the Bank. In addition to directing, planning and coordinating the business activities of the Bank, the Company currently invests primarily in U.S. Government securities and repurchase agreements. In addition, the Company completed the acquisitions of the Bank of Westbury, a Federal Savings Bank, in August 1995 and Sunrise Bancorp, Inc. in January 1996, both of which were merged into the Bank. On May 5 1997, the Company announced its planned acquisition of Continental Bank. The acquisition is subject to Continental Bank's stockholder approval and certain regulatory approvals. The Company had no operations prior to March 31, 1994 and, accordingly, the results of operations prior to that date reflect only those of the Bank and its subsidiaries.

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

The Company's results of operations are dependent primarily on interest income from its securities investments and earnings of the Bank. The Bank's results of operations are primarily dependent on its net interest income, which is the difference between the interest earned on its assets, primarily its loan and securities portfolios, and its cost of funds, which consists of the interest paid on its deposits and borrowings. The Bank's net income also is affected by its provision for loan losses as well as non-interest income, general and administrative expense, other non-interest expense, and income tax expense. General and administrative expense consists primarily of compensation and benefits, occupancy expenses, federal deposit insurance premiums, advertising expense and other general and administrative expenses. Other non-interest expense consists of real estate operations, net, amortization of excess of cost over the fair value of net assets acquired, and in fiscal 1997, a SAIF recapitalization charge. The earnings of the Company and Bank are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

Planned Acquisition of Continental Bank

On May 5, 1997, the Company announced that it had entered into a definitive agreement to acquire Continental Bank ("Continental"), a commercial bank with 2 full service banking offices located in Nassau and Suffolk counties in Long Island, New York, a commercial lending facility and 5 check cashing facilities in Manhattan. Under the terms of the agreement, Reliance will issue 1.10 shares of its common stock for each outstanding common share of Continental. The total transaction value is estimated to be $24.2 million. As of June 30, 1997, total assets of Continental were $177.3 million, deposit were $136.2 million and total stockholders' equity was $13.4 million. The merger is subject to the approval of Continental shareholders, as well as certain regulatory approvals. The merger is expected to be completed in the fourth quarter of calendar year 1997 and to be accounted for under the purchase method of accounting.

Financial Condition

Total assets increased $194.2 million, or 10.9%, from $1.8 billion at June 30, 1996 to $2.0 billion at June 30, 1997. The growth in assets was primarily attributable to an increase in mortgage loans and mortgage-backed securities. Mortgage loans increased $84.6 million, or 12.3%, from $691.0 million at June 30, 1996 to $775.6 million at June 30, 1997. The increase in mortgage loans is primarily due to increased multi-family loan originations offset by amortizations. The mortgage-backed securities portfolio increased $104.9 million, or 13.5%, from $776.2 million at June 30, 1996 to $881.2 million at June 30, 1997 with the increase primarily due to increased purchases of private label collateralized mortgage obligations classified as available-for-sale offset by amortization and prepayments. As a result of these increased purchases, mortgage-backed securities available-for-sale increased $130.1 million, or 22.0%, to $721.8 million at June 30, 1997, from $591.7 million at June 30, 1996, however, mortgage-backed securities held-to-maturity decreased $25.1 million, or 13.6%, from $184.5 million at June 30, 1996 to $159.4 million at June 30, 1997 as a result of continued amortization of these securities. At June 30, 1997, the unrealized appreciation on securities available-for-sale, net of taxes was $1.7 as compared to unrealized depreciation of $5.3 million at June 30, 1996. The increased appreciation on the available-for-sale securities was due to the lower interest rate environment at June 30, 1997 as compared to the prior year end.

Funding for the purchases of mortgage-backed securities and loans was through a combination of new deposit growth, borrowings and cash flows. Deposits increased $90.4 million, or 6.7%, from $1.3 billion at June 30, 1996 to $1.4 billion at June 30, 1997. The increase in deposits is mainly the result of growth in new certificate of deposit products. Borrowings increased $85.8 million, or 32.2%, from $266.2 million at June 30, 1996 to $351.9 million at June 30, 1997 as a result of the Bank continuing to use borrowings to leverage its capital and fund asset growth.

Non-performing loans increased $1.7 million, or 13.1% from $13.0 million, or 1.58% of total loans at June 30, 1996 to $14.7 million, or 1.61% of total loans at June 30, 1997. The increase is primarily due to two large commercial real estate loans which became non-performing during the year. Non-performing loans at June 30, 1997 were comprised of $11.0 million of loans secured by one- to four-family residences, $3.3 million of commercial real estate loans, $277,000 of guaranteed student loans and $188,000 of consumer loans. As a result of decrease in real estate owned and an increased asset base, the Company's non-performing assets to total assets ratio improved to 0.77% at June 30, 1997 from 0.82% at June 30, 1996. The Company's allowance for loan losses totalled $5.2 million at June 30, 1997 which represents a ratio of allowance for loan losses to non-performing loans and to total loans of 35.18% and 0.57%, respectively, as compared to 34.63% and 0.55%, respectively at June 30, 1996. For the fiscal year ended June 30, 1997, the Company experienced net loan charge-offs of $263,000 as compared to $176,000 in the prior year. The Company continues to increase its loan loss reserves after analyzing non-performing loans as well as the need to increase general valuation allowances on commercial real estate and multi-family loans. Management believes the allowance for loan losses at June 30, 1997 is adequate and sufficient reserves are presently maintained to cover losses on any non-performing loans.

Asset/Liability Management

One of the Bank's primary long-term financial objectives has been and will continue to be to monitor the sensitivity of its earnings to interest rate fluctuations by maintaining an appropriate matching of the maturities and interest rate repricing characteristics of its assets and liabilities in relation to the current and anticipated interest rate environment. In an effort to realize this objective and minimize the Bank's exposure to interest rate risk, the Bank emphasizes the origination of adjustable-rate mortgage ("ARM") and consumer loans, shorter-term fixed rate multi-family, mortgage and consumer loans and the purchase of shorter-term fixed rate and adjustable-rate mortgage-backed securities. However, there can be no assurances that the Bank will be able to originate adjustable rate loans or acquire mortgage-backed securities with terms and characteristics which conform with the Bank's underwriting standards, investment criteria or interest rate risk policies.

The Company has attempted to limit its exposure to interest rate risk through the origination and purchase of adjustable-rate mortgage loans ("ARMs") and through purchases of adjustable-rate mortgage-backed and mortgage-related securities and fixed rate mortgage-backed and mortgage-related saturates with short- and medium-term average lives

The actual duration of mortgage loans and mortgage-backed securities, can be significantly impacted by changes in mortgage prepayment and market interest rates. Mortgage prepayment rates will vary due to a number of factors, including the regional economy in the area where the underlying mortgages were originated, seasonal factors, demographic variables and the assumability of the underlying mortgages. However, the largest determinants of prepayment rates are prevailing interest rates and related mortgage refinancing opportunities. Management monitors interest rate sensitivity so that adjustments in the asset and liability mix, when deemed appropriate, can be made on a timely basis.

At June 30, 1997, $873.6 million, or 48.7%, of the Bank's interest-earning assets consisted of adjustable-rate loans and mortgage-backed securities. The Bank's mortgage loan portfolio totalled $775.6 million, of which, $415.8 million, or 53.6%, were adjustable-rate loans and $359.8 million, or 46.4%, were fixed-rate loans. In addition, at June 30, 1997, the Bank's consumer loan portfolio totalled $138.9 million, of which, $109.9 million, or 79.2%, were adjustable-rate home equity lines of credit and guaranteed student loans and $28.9 million, or 20.8%, were fixed-rate home equity and other consumer loans. At June 30, 1997, the mortgage-backed securities portfolio totalled $881.2 million of which $721.8 million was classified as available-for-sale and $159.4 million was classified as held-to- maturity. Of the $721.8 million classified as available-for-sale, $244.2 million, or 33.8%, of the mortgage-backed portfolio were adjustable-rate securities and $477.6 million, or 66.2%, were fixed-rate securities. Of the $159.4 million classified as held-to-maturity, $103.6 million, or 65.0%, of the mortgage-backed portfolio were adjustable-rate securities and $55.8 million, or 35.0%, were fixed-rate securities. The Bank expects to continue to invest in shorter term fixed-rate and adjustable-rate mortgage-backed securities to reduce credit risk as well as minimize exposure to volatile interest rates. Recently, the Bank has purchased longer term fixed-rate higher yielding mortgage-backed securities to offset the prepayment risk of adjustable-rate securities during a falling interest rate environment. It should be noted that adjustable-rate loans and mortgage-backed securities backed by ARM loans initially bear rates of interest below that of comparable fixed rate loans or mortgage-backed securities backed by fixed rate loans. Accordingly, increased emphasis on adjustable-rate loans and mortgage-backed securities may, under certain interest rate conditions, result in the Bank's yield on interest-earning assets being lower than it could be if fixed rate loans were emphasized.

At June 30, 1997, the Bank's estimated one year interest sensitivity "gap" (the difference between assets that reprice or mature within such period expressed as a percentage of total assets) was a negative $55.6 million, or (2.82)%, of total assets, based on the following table setting forth the interest-earning assets and interest-bearing liabilities outstanding at June 30, 1997. A gap is considered positive when the amount of interest rate sensitive assets maturing or repricing within a specified time frame exceeds the amount of interest rate sensitive liabilities repricing or maturing within that same time period. A gap is considered negative when interest rate sensitive liabilities maturing or repricing within a specified time period exceeds the amount of interest rate sensitive assets repricing or maturing within that same time period. In a rising rate environment, an institution with a negative gap would generally be expected, absent the effects of other factors, to experience a greater increase in the cost of its liabilities relative to the yields of its assets and thus a decrease in the institution's net interest income, whereas an institution with a positive gap would generally be expected to experience the opposite results. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

Interest Rate Sensitivity Analysis

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1997, which are anticipated by the Bank, using certain assumptions based on its historical experience and other data available to management, to reprice or mature in each of the future time periods shown. This table does not necessarily indicate the impact of general interest rate movements on the Bank's net interest income because the actual repricing of various assets and liabilities is subject to customer discretion and competitive and other pressures and, therefore, actual experience may vary from that indicated.




                                                                                     June 30, 1997
                                            ---------------------------------------------------------------------------------------
                                                       More Than
                                                       3 Months    More Than     More Than     More Than
                                            Months       to 12      1 Year to    3 Years to    5 Years to    More Than
                                           or Less      Months      3 Years      5 Years       10 Years      10 Years     Total
                                           -------      ------      -------      -------       --------      --------     -----
Interest-Earning Assets:                                                     (Dollars in thousands)
Mortgage Loans(1)(2).................... $  78,994    $ 190,182    $ 137,207    $ 182,506     $ 138,799    $  48,714    $ 776,402
Other Loans(1)(2).......................   103,715       19,479        8,878        2,941         2,051        1,051      138,115
Mortgage-Backed Securities(3)(2)........   205,471      256,890      140,716       79,433       103,229       86,355      872,094
Debt and Equity Securities(3)(2)........    15,683        1,200       11,290       10,000        30,000            8       68,181
                          -- --             ------       ------       ------       ------        ------       ------       ------
    Total Interest-Earning Assets.......   403,863      467,751      298,091      274,880       274,079      136,128    1,854,792
                                           -------      -------      -------      -------       -------      -------    ---------

Interest-Bearing Liabilities:
Passbook Accounts.......................    29,570       77,229      140,527       83,089        85,541       22,656      438,612
NOW Accounts............................     3,364        9,416       20,716       15,484        23,031        6,006       78,017
Money Market Accounts...................     7,093       18,334       32,573       17,446        15,044        1,694       92,184
Certificate of Deposit Accounts(2)......   229,270      294,539      244,981       36,726            --           --      805,516
Borrowed Funds..........................   178,468       79,945       33,500       60,000            --           --      351,913
                                           -------       ------       ------       ------                                 -------
    Total Interest-Bearing Liabilities..   447,765      479,463      472,297      212,745       123,616       30,356    1,766,242
                                           -------      -------      -------      -------       -------       ------    ---------

Interest Rate Sensitivity Gap........... $ (43,902)   $ (11,712)  $ (174,206)  $   62,135     $ 150,463    $ 105,772     $ 88,550
                                         =========    =========   ==========   ==========     =========    =========     ========
Cumulative Interest Rate Sensitivity Gap $ (43,902)   $ (55,614)  $ (229,820)  $ (167,685)    $ (17,222)   $  88,550
                                         =========    =========   ==========   ==========     =========    =========
Cumulative Interest Rate Sensitivity Gap
        as a Percentage of Total Assets..   (2.22)%      (2.82)%     (11.64)%      (8.49)%       (0.87)%        4.49%
Cumulative Net Interest-Earning Assets as
       a Percentage of Cumulative
        Interest-Bearing Liabilities.....    90.20%       94.00%       83.58%       89.60%        99.01%      105.01%

(1) For purposes of the GAP analysis, mortgage and other loans are not reduced for the allowance for loan losses and non-performing loans.
(2) For purposes of the GAP analysis, premiums, unearned discount, deferred loan fees and purchase accounting adjustments are excluded.
(3) Mortgage-backed and debt and equity securities were shown excluding the market value appreciation of $3.0 million on securities classified as available-for-sale.

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

The Bank's interest rate sensitivity is also monitored by management through the use of a model which internally generates estimates of the change in net portfolio value ("NPV") over a range of interest rate change scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The OTS also produces a similar analysis using its own model, based upon data submitted on the Bank's quarterly Thrift Financial Reports, the results of which may vary from the Bank's internal model primarily due to differences in assumptions utilized between the Bank's internal model and the OTS model, including estimated loan prepayment rates, reinvestment rates and deposit decay rates. For purposes of the NPV table, prepayment speeds similar to those used in the Gap table were used, reinvestment rates were those in effect for similar products currently being offered and rates on core deposits were modified to reflect recent trends. The following table sets forth the Bank's NPV as of June 30, 1997, as calculated by the Bank.


                                                                                                  Portfolio
                    Rates                           Net Portfolio Value                        Value of Assets
                   in Basis                --------------------------------------         ------------------------
                    Points                     $              $               %            NPV              %
                 (Rate Shock)               Amount         Change          Change         Ratio         Change (1)
                 ------------               ------         ------          ------         -----         ----------
                                                                  (Dollar in Thousands)
           200......................        111,532       (42,668)          (27.7)         5.87           (25.2)
           100......................        130,237       (23,963)          (15.5)         6.75           (14.0)
           Static...................        154,200                                        7.85
           (100)....................        181,545        27,345            17.7          9.08            15.7
           (200)....................        185,149        30,949            16.7          9.17            16.8

-----------
(1) Based on the portfolio value of the Bank's assets assuming no change in interest rates.

As in the case with the Gap Table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of the Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements and net interest income models provide an indication of the Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income and will differ from actual results.

Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

The following table sets forth certain information relating to the Company's consolidated statements of condition and the consolidated statements of income for the years ended June 30, 1997, 1996, and 1995 and reflects the average yields on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the fiscal years shown. Average balances are derived from daily balances. The average balance of loans receivable includes loans on which the Bank has discontinued accruing interest. The yields and costs include fees, premiums and discounts which are considered adjustments to yields.



                                                                                Year Ended June 30,
                                            ---------------------------------------------------------------------------------------
                                                       1997                           1996                          1995
                                            --------------------------    --------------------------    ---------------------------
                                            Average             Yield/    Average              Yield/   Average               Yield/
                                            Balance   Interest   Cost     Balance   Interest    Cost    Balance    Interest    Cost
                                            -------   --------   ----     -------   --------    ----    -------    --------    ----
                                                                                (Dollars in thousands)
Assets:
 Interest-Earning Assets:
 Mortgage Loans, Net .................   $  709,471  $ 56,948    8.03% $  473,427   $ 39,073    8.25%  $226,299     $17,701    7.82%
 Consumer and Other Loans, Net .......      133,965    11,525    8.60     121,565     10,942    9.00    104,754       9,540    9.11
 Mortgage-Backed Securities (1) ......      850,094    59,392    6.99     685,348     46,084    6.72    459,468      29,469    6.41
 Money Market Investments ............       11,590       618    5.33      17,349        991    5.71     14,590         804    5.51
 Debt and Equity Securities (1) ......       68,824     4,806    6.98      49,203      3,282    6.67     67,508       3,746    5.55
                                            ------     -----                ------     -----             ------       -----
    Total Interest-Earning
            Assets ...................    1,773,944   133,289    7.51   1,346,892    100,372    7.45    872,619      61,260    7.02
                                                      -------                        -------                         ------
Non-Interest Earning Assets ..........       96,082                        63,883                        21,930
                                             ------                        ------                        ------
        Total Assets..........           $1,870,026                    $1,410,775                      $894,549
                                          =========                     =========                       =======
Liabilities and Stockholders'Equity:
 Interest-Bearing Liabilities:
 Passbook Accounts ...................   $  441,922    10,937    2.47    $353,617      8,942    2.53   $236,047       5,926    2.51
 NOW Accounts ........................       80,121     1,041    1.30      58,576      1,161    1.98     25,275         485    1.92
 Money Market Accounts ...............       99,536     2,493    2.50      97,975      2,515    2.57     91,051       2,283    2.51
 Certificate of Deposit Accounts .....      737,018    39,668    5.38     547,562     29,807    5.44    267,340      13,318    4.98
 Borrowed Funds ......................      311,363    17,514    5.62     180,055     10,560    5.87    105,657       6,349    6.01
                                            -------    ------    ----     -------     ------    ----    -------       -----    ----
        Total Interest-Bearing
          Liabilities ................    1,669,960    71,653    4.29   1,237,785     52,985    4.28    725,370      28,361    3.91
Non-Interest Bearing Liabilities .....       46,036    ------              18,919     ------             11,719      ------
                                             ------                        ------                        ------
          Total Liabilities ..........    1,715,996                     1,256,704                       737,089

  Stockholders' Equity ...............      154,030                       154,071                       157,460
                                            -------                       -------                       -------
          Total Liabilities and
            Stockholders' Equity.        $1,870,026                    $1,410,775                      $894,549
                                         ==========                    ==========                      ========

  Net Interest Income/Interest
    Rate Spread (2) ..................                $61,636   3.22%                $47,387    3.17%               $32,899    3.11%
                                                      =======   ====                  ======    ====                =======    =====

  Net Interest-Earning Assets/
    Net Interest Margin (3) ..........   $  103,984             3.47%    $109,107               3.52%  $147,249                3.77%
                                         ==========             ====     ========               ====   ========                =====
  Ratio of Interest-Earning Assets to
   Interest-Bearing Liabilities ......                          1.06X                           1.09X                          1.20X
                                                                ====                            ====                           ====

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



                                                    Year Ended June 30, 1997                  Year Ended June 30, 1996
                                                          Compared to                               Compared to
                                                    Year Ended June 30, 1996                  Year Ended June 30, 1995
                                               --------------------------------          ---------------------------------
                                                       Increase (Decrease)                      Increase (Decrease)
                                                       in Net Interest Income                 in Net Interest Income
                                               --------------------------------          ---------------------------------
                                                     Due to                                  Due to
                                               -------------------                       -------------------
                                               Volume         Rate          Net           Volume        Rate            Net
                                               ------         ----          ---           ------        ----            ---
                                                                                    (In Thousands)
Interest-Earning Assets:
     Mortgage Loans, Net..................    $ 18,945     $ (1,070)    $ 17,875          $ 20,347      $ 1,025      $ 21,372
     Consumer and Other Loans, Net........       1,083         (500)         583             1,518         (116)        1,402
     Mortgage-Backed Securities...........      11,402        1,906       13,308            15,127        1,488        16,615
     Money Market Investments.............        (309)         (64)        (373)              156           31           187
     Debt and Equity Securities...........       1,365          159        1,524            (1,133)         669          (464)
                                                 -----          ---        -----            ------          ---          ----
          Total...........................      32,486          431       32,917            36,015        3,097        39,112
                                                ------          ---       ------            ------        -----        ------

Interest-Bearing Liabilities:
     Passbook Accounts....................       2,210         (215)       1,995             2,969           47         3,016
     NOW Accounts.........................         350         (470)        (120)              660           16           676
     Money Market Accounts................          43          (65)         (22)              177           55           232
     Certificate of Deposits Accounts.....      10,193         (332)       9,861            15,154        1,335        16,489
     Borrowed Funds.......................       7,421         (467)       6,954             4,363         (152)        4,211
                                                 -----         ----        -----             -----         ----         -----
          Total...........................      20,217       (1,549)      18,668            23,323        1,301        24,624
                                                ------       ------       ------            ------        -----        ------
Net Change in Net Interest Income.........    $ 12,269      $ 1,980     $ 14,249          $ 12,692      $ 1,796      $ 14,488
                                              ========      =======     ========          ========      =======      ========


Comparison of Operating Results for the Years Ended June 30, 1997 and 1996.

General. Net income for fiscal 1997 was $10.9 million as compared to $11.7 million for fiscal 1996. The decrease in net income was the result of the SAIF recapitalization assessment of $ 4.9 million, net of taxes, recorded in the first quarter of fiscal 1997. Although net income decreased from the prior year, net income, excluding the SAIF recapitalization assessment, would have been $15.7 million for the year ended June 30, 1997 which represents an increase of $4.1 million, or 34.5%, over net income for the year ended June 30, 1996. Excluding the SAIF assessment, the return on average equity increased to 10.12% for year ended June 30, 1997 from 7.58% for year ended June 30, 1996 and the return on tangible equity increased to 14.56% for year ended June 30, 1997 from 9.18% for year ended June 30, 1996.

Interest Income. Interest income increased $32.9 million, or 32.8%, from $100.4 million for fiscal 1996 to $133.3 million for fiscal 1997. The increase resulted primarily from a $427.1 million increase in average interest-earning assets from $1.3 billion for fiscal 1996 to $1.8 billion for fiscal 1997 and from a slight increase in the average yield of interest-earning assets from 7.45% in fiscal 1996 to 7.51% in fiscal 1997. The increase in the average interest-earning assets was primarily due to assets acquired in the Sunrise Bancorp, Inc. acquisition, increased purchases of mortgage-backed securities and increased originations of multi-family loans. Interest income on mortgage-backed securities increased $13.3 million, or 28.9%, from $46.1 million for fiscal 1996 to $59.4 million for fiscal 1997, primarily due to an increase of $164.7 million, or 24.0%, in the average balance of these securities, and an increase in the average yield on these securities of 27 basis points from 6.72% for fiscal 1996 to 6.99% for fiscal 1997 due to increased purchases of higher yielding fixed-rate mortgage-backed securities and agency and private label REMICs. Interest income from mortgage loans increased by $17.9 million, or 45.7%, due to a $236.0 million, or 49.9%, increase in the average balance of mortgage loans offset by a 22 basis point decrease in the average yield on mortgage loans from 8.25% for fiscal 1996 to 8.03% for fiscal 1997. The increase in average mortgage loans was primarily due to loans acquired in the Sunrise Bancorp, Inc. acquisition and increased originations of multi-family loans. The decrease in the average yield resulted primarily from the downward repricing of the Company's adjustable-rate loans and originations of lower yielding loans due to the lower interest rate environment.

Interest Expense. Interest expense for fiscal 1997 was $71.7 million, an increase of $18.7 million, or 35.2%, from $53.0 million in fiscal 1996. The increase is primarily the result of a $432.2 million, or 34.9%, increase in the average balance of interest-bearing liabilities from $1.2 billion for fiscal 1996 to $1.7 billion for fiscal 1997 and from a slight increase in the cost of interest-bearing liabilities from 4.28% for fiscal 1996 to 4.29% for fiscal 1997. The increase in the average balance of interest-bearing liabilities was primarily due to deposits acquired in the Sunrise Bancorp, Inc. acquisition, new certificate deposits and additional borrowings. Interest expense on total deposits increased $11.7 million, or 27.6%, from $42.4 million for fiscal 1996 to $54.1 million for fiscal 1997, primarily as a result of a $300.9 million, or 28.4% increase in the average balance of deposits from $1.1 billion in fiscal 1996 to $1.4 billion in fiscal 1997 offset by a slight decrease in the average cost of such deposits from 4.01% in fiscal 1996 to 3.98% in fiscal 1997. The decrease in the average cost of deposits resulted primarily from the Bank lowering rates on its core deposit accounts offset by the Bank competitively raising interest rates on certificate of deposit accounts to attract new deposits. The average balance of certificate accounts increased $189.5 million, or 34.6%, from $547.6 million for fiscal 1996 to $737.0 million for fiscal 1997. In addition to the increase in the average balance of certificates accounts, the average balance of core deposits also increased $109.9 million, or 26.7%, from $412.2 million for fiscal 1996 to $522.0 million for fiscal 1997. The increase relates to core deposits acquired in the Sunrise Bancorp, Inc. acquisition, however, the core deposit ratio decreased from 41.68% at June 30, 1996 to 37.40% at June 30, 1997. Interest expense on borrowed funds increased $6.9 million, or 65.9%, from $10.6 million for fiscal 1996 to $17.5 million for fiscal 1997. Borrowings averaged $311.4 million for fiscal 1997, an increase of $131.3 million, or 72.9%, from $180.1 million for fiscal 1996. The Company continues to utilize borrowed funds to grow, leveraging the Bank's capital and improving the return on equity and tangible equity. Borrowed funds, principally reverse repurchase agreements and FHLB-NY advances, have been invested by the Company primarily in mortgage-backed securities and multi-family loans.

Net Interest Income. Net interest income for fiscal 1997 increased $14.2 million, or 30.1%, from $47.4 million for fiscal 1996 to $61.6 million for fiscal 1997. The increase in net interest income primarily relates to the significant growth in the average balances of interest-earning assets and an increase in the net interest spread. Average interest-earning assets increased $427.1 million, or 31.7%, from $1.3 billion in fiscal 1996 to $1.8 billion in fiscal 1997 while average interest-bearing liabilities increased $432.2 million, or 34.9%, from $1.2 billion in fiscal 1996 to $1.7 billion in fiscal 1997. The net interest rate spread increased from 3.17% for fiscal 1996 to 3.22% for fiscal 1997 as a result of higher yielding loans acquired from the Sunrise Bancorp, Inc. acquisition and increased yields on the mortgage-backed securities portfolio. As a result of leveraging the Bank's capital with the Sunrise Bancorp, Inc. acquisition, the net interest margin decreased from 3.52% in fiscal 1996 to 3.47% in fiscal 1997 and the ratio of average interest-earning assets to interest-bearing liabilities declined from 1.09X in fiscal 1996 to 1.06X in fiscal 1997.

Provision for Loan Losses. The provision for loan losses for fiscal 1997 was $950,000, and increase of $225,000, or 31.0%, from $725,000 for fiscal 1996.
When determining the provision for loan losses, management assesses the risk inherent in its loan portfolio based on information available to management at such time relating to trends in the national and local economies, trends in the real estate market and trends in the Company's level of non-performing loans and assets and net charge-offs. Non-performing loans increased from $13.0 million at the end of fiscal 1996 to $14.7 million at the end of fiscal 1997 and net charge-offs increased from $176,000 for fiscal 1996 to $263,000 for fiscal 1997. Management increased the provision for loan losses during fiscal 1997 due to its assessment of the loan portfolio and to increase loan loss coverage on non-performing loans. In addition, the Company has increased its origination of multi-family loans which may possess a greater credit risk than one- to four-family loans and requires greater general reserve levels. Management believes that based upon information currently available its allowance for loan losses is adequate to cover future loan losses. However, if general economic conditions and real estate values within the Bank's primary lending area decline, the level of non-performing loans may increase resulting in larger provisions for loan losses which, in turn, would adversely affect net income.

Non-Interest Income. Non-interest income for fiscal 1997 increased $302,000, or 9.7%, from $3.1 million for fiscal 1996 to $3.4 million for fiscal 1997. The increase in non-interest income is due to increased deposit fee income offset by lower net gains on securities.

Non-Interest Expense. Non-interest expense totalled $43.0 million for the fiscal year ended June 30, 1997 as compared to $28.1 million for the fiscal year ended June 30, 1996, an increase of $14.9 million, or 53.1%. Included in non-interest expense for the fiscal year ended June 30, 1997 is the special SAIF charge of $8.25 million. Excluding the SAIF charge, non-interest expense increased $6.7 million, or 23.7%. The increase is mainly the result of banking office personnel, goodwill amortization and other occupancy costs associated with the Sunrise Bancorp, Inc. acquisition. Due to the increased asset base and the operational efficiencies realized from the acquisition, the general and administrative expenses to average assets ratio improved from 1.81% for the fiscal year ended June 30, 1996 to 1.66% for the fiscal year ended June 30, 1997. For the fiscal year ended June 30, 1997, compensation and benefits expense increased to $16.5 million, an increase of $3.1 million, or 23.2%, from $13.4 million for the fiscal year ended June 30, 1996. The increase in compensation and benefits expense is due to the addition of banking office personnel from the Sunrise Bancorp, Inc. acquisition, higher benefit expenses and normal salary adjustments. For the fiscal year ended June 30, 1997, ESOP and RRP expense was $2.5 million as compared to $2.0 million in the prior year, an increase of $485,000, or 23.8%. Occupancy and equipment expense increased $1.2 million, or 27.6%, from $4.5 million for the fiscal year ended June 30, 1996 to $5.7 million for the fiscal year ended June 30, 1997 due to costs associated with the operation of the eleven new banking offices as well as miscellaneous data processing costs. Federal deposit premium expense decreased $586,000, or 24.4%, from $2.4 million for fiscal year ended June 30, 1996 to $1.8 million for the fiscal year ended June 30, 1997 due to the reduction in SAIF premiums as a result of the recapitalization of the insurance fund. Other operating expenses increased $1.6 million, or 38.6%, from $4.2 million during the fiscal year ended June 30, 1996 to $5.8 million for the fiscal year ended June 30, 1997 primarily as a result of general expenses related to the addition of eleven new banking offices.

For the fiscal year ended June 30, 1997, real estate owned expenses were $383,000, a decrease of $196,000, or 33.9%, from $579,000 in the prior year period. The decrease in real estate owned expenses primarily relates to a lower provision established during the fiscal year ended June 30, 1997. During the fiscal year ended June 30, 1997, the Bank established a provision for REO losses of $200,000 as compared to $375,000 in the prior year period.

During fiscal year 1997, the Bank recognized amortization of excess of cost over fair value of net assets acquired of $3.4 million as compared to $1.9 in fiscal 1996. The amortization of cost over fair value of net assets acquired relates to the Company accounting for the acquisitions of Bank of Westbury and Sunrise Bancorp, Inc. using the purchase method.

Income Tax Expense. Income tax expense increased $192,000 million, or 1.9%, from $9.9 million for fiscal 1996 to $10.1 million for fiscal 1997. The effective income tax rate was 48.1% for fiscal 1997 as compared to 45.9% for fiscal 1996. The increase in the effective tax rate primarily relates to no tax benefit received for the amortization of excess of cost over fair value of net assets acquired.

Comparison of Operating Results for the Years Ended June 30, 1996 and 1995.

General. Net income for fiscal 1996 was $11.7 million, an increase of $2.0 million, or 20.8%, from $9.7 million for fiscal 1995. Net income for fiscal 1996 and fiscal 1995 represent a return on average assets of 0.83% and 1.08%, respectively, and a return on average equity of 7.58% and 6.17%, respectively.

Interest Income. Interest income increased by $39.1 million, or 63.8%, from $61.3 million for fiscal 1995, to $100.4 million for fiscal 1996. The increase resulted primarily from a $474.3 million increase in average interest-earning assets from $872.6 million for fiscal 1995 to $1.3 billion for fiscal 1996 and from a 43 basis point increase in the average yield of interest-earning assets from 7.02% in fiscal 1995 to 7.45% in fiscal 1996. The increase in the average interest-earning assets was primarily due to assets acquired in the Bank of Westbury and Sunrise Bancorp, Inc. acquisitions. Interest income on mortgage-backed securities increased $16.6 million, or 56.4%, from $29.5 million for fiscal 1995 to $46.1 million for fiscal 1996, primarily due to an increase of $225.9 million, or 49.2%, in the average balance of these securities, and an increase in the average yield on these securities of 31 basis points from 6.41% for fiscal 1995 to 6.72% for fiscal 1996 due to upward repricing of these assets. Mortgage-backed securities generally bear interest rates lower than loans. Accordingly, to the extent the demand for loans which meet the Bank's underwriting standard remains low and the Company continues to increase its investments in mortgage-backed securities, yields on interest-earning assets may tend to be lower than if loan demand were to be stronger. Interest income from mortgage loans increased by $21.4 million, or 120.7%, due to a $247.1 million, or 109.2%, increase in the average balance of mortgage loans and from a 43 basis point increase in the average yield on mortgage loans from 7.82% for fiscal 1995 to 8.25% for fiscal 1996. The increase in the average mortgage loans was primarily due to loans acquired in the Bank of Westbury and Sunrise Bancorp, Inc. acquisitions and increased originations of multi-family loans. The increase in the average yield resulted primarily from the upward repricing of the Company's adjustable-rate loans and higher rates earned on the multi-family loans.

Interest Expense. Interest expense for fiscal 1996 was $53.0 million, an increase of $24.6 million, or 86.8%, from the $28.4 million recorded for fiscal 1995. The increase is primarily the result of a $512.4 million, or 70.6%, increase in the average balance of interest-bearing liabilities from $725.4 million for fiscal 1995 to $1.2 billion for fiscal 1996 and from a 37 basis point increase in the cost of interest-bearing liabilities from 3.91% for fiscal 1995 to 4.28% for fiscal 1996. The increase in the average balance of interest-bearing liabilities was primarily due to deposits acquired in the Bank of Westbury and Sunrise Bancorp, Inc. acquisitions and additional borrowings. Interest expense on total deposits increased $20.4 million, or 92.7%, from $22.0 million for fiscal 1995 to $42.4 million for fiscal 1996, primarily as a result of a $426.3 million, or 68.8% increase in the average balance of deposits from $619.7 million in fiscal 1995 to $1.0 billion in fiscal 1996 and from a 46 basis point increase in the average cost of such deposits from 3.55% in fiscal 1995 to 4.01% in fiscal 1996. The increase in the average cost of deposits resulted primarily from the Bank competitively raising interest rates on certificate of deposit accounts to attract new deposits. The average balance of certificate accounts increased $280.2 million, or 104.8%, from $267.3 million for fiscal 1995 to $547.6 million for fiscal 1996. In addition to the increase in the average balance of certificates accounts, the average balance of core deposits also increased $150.9 million, or 57.7%, from $261.3 million for fiscal 1995 to $412.2 million for fiscal 1996. The increase relates to core deposits acquired in the Bank of Westbury and Sunrise Bancorp, Inc. acquisitions which resulted in the core deposit ratio increasing from 36.12% at June 30, 1995 to 41.68% at June 30, 1996. Interest expense on borrowed funds increased $4.2 million, or 66.3%, from $6.3 million for fiscal 1995 to $10.6 million for fiscal 1996. Borrowings averaged $180.0 million for fiscal 1996, an increase of $74.4 million, or 70.4%, from the $105.7 million for fiscal 1995. The Company continues to utilize borrowed funds to grow, leveraging the Bank's capital and improving the return on equity. Borrowed funds, principally from the FHLB- NY and reverse repurchase agreements, have been invested by the Company primarily in mortgage-backed securities and multi-family loans.

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

Provision for Loan Losses. The provision for loan losses for fiscal 1996 was $725,000, and increase of $325,000, or 81.3%, from $400,000 for fiscal 1995.
When determining the provision for loan losses, management assesses the risk inherent in its loan portfolio based on information available to management at such time relating to trends in the national and local economies, trends in the real estate market and trends in the Company's level of non performing loans and assets and net charge-offs. Non-performing loans increased from $3.7 million at the end of fiscal 1995 to $13.0 million at the end of fiscal 1996 and net charge-offs increased from $88,000 for fiscal 1995 to $176,000 for fiscal 1996. Management increased the provision for loan losses during fiscal 1996 due to its assessment of the loan portfolio and to increase loan loss coverage on non-performing loans acquired from Sunrise Bancorp, Inc. and Bank of Westbury to bring such reserves in line with Company policy. In addition, the Company has increased its origination of multi-family loans which may possess a greater credit risk than one- to four-family loans and requires greater general reserve levels.

Non-Interest Income. Non-interest income for fiscal 1996 increased $1.9 million, or 147.4%, from $1.2 million for fiscal 1995 to $3.1 million for fiscal 1996. The increase in non-interest income relates to a gain of $678,000 in fiscal 1996 from the sale of mortgage-backed securities classified as available-for-sale in order to fund the purchase of Sunrise Bancorp, Inc. In addition, the increase relates to increased servicing income, deposit fee income and a recovery of claim which was previously written off.

Non-Interest Expense. Non-interest expense totalled $28.1 million for the fiscal year ended June 30, 1996 as compared to $17.2 million for the fiscal year ended June 30, 1995, an increase of $10.9 million, or 63.3%. The increase is mainly the result of banking office personnel, deposit insurance premiums, goodwill amortization and other occupancy costs associated with the Sunrise Bancorp, Inc. and Bank of Westbury acquisitions, however, the operating expense to average assets ratio decreased from 1.97% for the fiscal year ended June 30, 1995 to 1.81% for the fiscal year ended June 30, 1996 primarily due to the increased asset base and acquisition related efficiencies. For the fiscal year ended June 30, 1996, compensation and benefits expense increased to $13.4 million, an increase of $3.8 million, or 40.1%, from $9.6 million for the fiscal year ended June 30, 1995. The increase in compensation and benefits expense is due to the addition of banking office personnel from the Sunrise Bancorp, Inc. and Bank of Westbury acquisitions, higher benefit expenses and normal salary adjustments. Occupancy and equipment expense increased $2.0 million, or 82.0%, from $2.5 million for the fiscal year ended June 30, 1995 to $4.5 million for the fiscal year ended June 30, 1996 due to costs associated with the operation of the seventeen new banking offices as well as miscellaneous data processing costs. For the fiscal year ended June 30, 1996, advertising totalled $1.2 million, the same as recorded for the fiscal year ended June 30, 1995. The Company maintained the same level of newspaper advertising for its Home Equity Line of Credit and deposit products as in the prior year. Other operating expenses increased $1.2 million, or 37.2%, from $3.0 million during the fiscal year ended June 30, 1995 to $4.2 million for the fiscal year ended June 30, 1996 as a result of general expenses related to the addition of the seventeen new banking offices.

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

Income Tax Expense. Income tax expense increased $3.1 million, or 45.4%, from $6.8 million for fiscal 1995 to $9.9 million for fiscal 1996. The effective income tax rate was 45.9% for fiscal 1996 as compared to 41.4% for fiscal 1995. The increase in the effective tax rate primarily relates to no tax benefit received for the amortization of excess of cost over fair value of net assets acquired and other employee benefit expenses.

Liquidity and Capital Resources

The Company's current primary sources of funds are principal and interest payments and sales of securities available- for-sale and dividends from the Bank. Dividend payments to the Company from the Bank are subject to the profitability of the Bank and to applicable laws and regulations. During fiscal year 1996 and 1995, the Bank did not make any dividend payments to the Company. During fiscal 1997, the Bank made a dividend payment of $6.7 million to the Company.

The Company's liquidity is also available to, among other things, support future expansion of operations or diversification into other banking related business, payments of dividends or repurchase its common stock. In this regard, the Company declared cash dividends of $4,930,000, $3,924,000 and $3,641,000 during fiscal year 1997, 1996 and 1995, respectively.

During fiscal 1995, the Company repurchased 998,930 shares at an aggregate cost of $13,040,000. During fiscal 1996 the Company repurchased 260,776 shares at an aggregate cost of $3,829,000. On April 4, 1997, the Company announced the approval of its fifth five percent stock repurchase plan which allows the Company to repurchase up to 441,138 common shares. As of June 30, 1997, 80,000 shares under this program were repurchased at an aggregate cost of $1,831,000. During fiscal 1997, the Company repurchased 442,182 shares at an aggregate cost of $8,113,000.

The Bank's primary sources of funds are deposits, principal and interest payments on loans, mortgage-backed securities and debt and equity securities, advances from the FHLB-NY and borrowings under reverse repurchase agreements and loan sales. While maturities and scheduled amortization of loans, mortgage-backed securities and debt securities are predictable sources of funds, deposit flows and mortgage prepayments are strongly influenced by changes in general interest rates, economic conditions and competition.

The Bank is required to maintain an average daily balance of liquid assets and short-term liquid assets as a percentage of net withdrawable deposit accounts plus short-term borrowings as defined by OTS regulations. The minimum required liquidity and short-term liquidity ratios are currently 5.0% and 1.0%, respectively. The Bank's liquidity and short-term liquidity ratios averaged 5.29% and 1.65%, respectively, for the fiscal year ended June 30, 1997. The Bank's short-term liquidity ratio was 2.33% at June 30, 1997.

The Bank's most liquid assets are cash and short-term investments. The levels of the Bank's liquid assets are dependent on the Bank's operating, financing, lending and investing activities during any given period. At June 30, 1997, assets qualifying for short-term liquidity, including cash and short term investments, totalled $40.0 million.

The primary investment activity of the Bank is the origination of mortgage loans and consumer loans, and the purchase of mortgage loans and mortgage-backed securities. During the fiscal year ended June 30, 1997, the Bank originated and purchased mortgage loans and consumer loans in the amount of $179.3 million and $47.7 million, respectively. During the fiscal year ended June 30, 1997, the Bank purchased $277.5 million of mortgage-backed securities all of which were classified as available-for-sale and purchased as part of the Bank's growth strategy. These activities were funded primarily by deposits, principal repayments on loans and mortgage-backed securities and borrowings from the FHLB-NY and reverse repurchase agreements. At June 30, 1997, borrowings from the FHLB-NY and reverse repurchase agreements totalled $40.0 million and $311.9 million, respectively.

At June 30, 1997, the Bank had outstanding loan commitments of $26.7 million and open lines of credit of $53.4 million. The Bank anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificates of deposit which are scheduled to mature in one year or less from June 30, 1997 totalled $524.7 million. Management believes that a significant portion of such deposits will remain with the Bank.

At June 30, 1997, the Bank exceeded each of the OTS capital requirements. The Bank's tangible, core, and risked- based ratios were 5.60%, 5.60% and 15.16%, respectively. The Bank qualifies as "well capitalized" under the prompt corrective action provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991.

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

Impact of New Accounting Standards

During fiscal year 1997, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121), SFAS No. 122, "Accounting for Mortgage Servicing Rights and SFAS No. 125, "Accounting for Transfer and Servicing of Financial Asset and Extinguishment of Liabilities". The Company's adoption of these accounting pronouncements did not have a material impact on its financial condition or results of operation.

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No.128 specifies the computation, presentation and disclosure requirements for earnings per share ("EPS") for entities with publicly held common stock or potential common stock. This statement simplifies the standard for computing EPS previously found in Accounting Principles Board Opinion No. 15 ("APB No. 15"). It replaces the presentation of primary EPS with a presentation of basic EPS and the presentation of fully diluted EPS with a presentation of diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997 and requires the restatement of all prior-period EPS data presented. Upon adoption of SFAS No. 128, the change from primary EPS to basic EPS will result in a modest increase in this EPS presentation, but will not result in a material change in the EPS presentation from fully diluted to diluted EPS.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires that all items that are components of "comprehensive income" be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined as the "change in equity [net assets] of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owner". Companies will be required to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires reclassification of prior periods presented. As the requirements of SFAS No. 130 are disclosure-related, its implementation will have no impact on the Company's financial condition or results of operations.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS No.131"). SFAS No. 131 requires that enterprises report certain financial and descriptive information about operating segments in complete sets of financial statements of the Company and in condensed financial statements of interim periods issued to shareholders. It also requires that a Company report certain information about their products and services, geographic areas in which they operate and their major customers. As the requirements of SFAS No. 131 are disclosure-related, its implementation will have no impact on the Company's financial condition or results of operations. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997 and requires interim periods to be presented in the second year of application.

Impact of Legislation

Recapitalization of SAIF Fund. Legislation was signed into law during the quarter ended September 30, 1996 to mitigate the effect of the Bank Insurance Fund ("BIF") and Savings Association Insurance Fund ("SAIF") premium disparity. Under the legislation a special assessment was imposed on the amount of deposits held by SAIF-member institutions, including the Bank, as of a specified date, March 31, 1995, to recapitalize the SAIF. The special assessment was paid on November 27, 1996. The amount of the special assessment determined by the FDIC was 65.7 basis points of insured deposits. As a result of enactment of this legislation on September 30, 1996, the Bank recorded a one-time non-recurring charge pre-tax of $8.25 million. As a result of recognition of such charge, the Company recorded a net loss for the quarter ended September 30, 1996 which resulted in a reduction of retained earnings. The payment of the special assessment had the effect of immediately reducing the capital of SAIF-member institutions, net of any tax effect; however, the Bank remained in compliance with its regulatory capital requirements. This legislation also spreads the obligation for payment of the Financing Corporation ("FICO") bonds across all SAIF and BIF members. As of January 1, 1997, BIF deposits will be assessed a FICO payment of 1.3 basis points, while SAIF deposits will pay an estimated 6.4 basis points on the FICO bonds. Full pro rata sharing of the FICO payments will occur on the earlier of January 1, 2000 or the date the BIF and SAIF are merged. This legislation specifies that the BIF and SAIF will be merged on January 1, 1999 provided no savings associations remain as of that time.

As a result of this legislation, the FDIC recently lowered SAIF assessments to 0 to 27 basis points effective January 1, 1997, a range comparable to that of BIF members. However, SAIF members will continue to make the higher FICO payments described above. Management cannot predict the level of FDIC insurance assessments on an on-going basis, whether the savings association charter will be eliminated or whether the BIF and SAIF will eventually be merged.

Reliance Bancorp, Inc. and Subsidiary
Consolidated Statements of Condition
------------------------------------
(Dollars in thousands, except share amounts)

                                                                                                 June 30,
                                                                                          --------------------
                                                                                           1997          1996
                                                                                           ----          ----
Assets
Cash and Due from Banks............................................................. $    29,565    $    22,420
Money Market Investments............................................................       1,100         10,450
Debt and Equity Securities Available-for-Sale.......................................      26,909         13,271
Debt and Equity Securities Held-to-Maturity (with estimated
   market values of $46,152 and $48,036, respectively)..............................      46,026         48,330
Mortgage-Backed Securities Available-for-Sale.......................................     721,819        591,740
Mortgage-Backed Securities Held-to-Maturity (with estimated
   market values of $163,108 and $184,995, respectively)............................     159,356        184,492
Loans receivable:
     Mortgage Loans.................................................................     775,612        690,967
     Consumer and Other Loans.......................................................     138,891        131,274
       Less Allowance for Loan Losses...............................................      (5,182)        (4,495)
                                                                                          ------         ------
             Loans Receivable, Net..................................................     909,321        817,746

Accrued Interest Receivable, Net....................................................      12,040         11,312
Office Properties and Equipment, Net................................................      14,089         13,821
Prepaid Expenses and Other Assets...................................................       7,580         14,070
Mortgage Servicing Rights...........................................................       3,046          3,905
Excess of Cost Over Fair Value of Net Assets Acquired...............................      45,463         49,429
Real Estate Owned, Net..............................................................         450          1,564
                                                                                             ---          -----
             Total Assets...........................................................  $1,976,764     $1,782,550
                                                                                      ==========     ==========

Liabilities and Stockholders' Equity
Deposits............................................................................  $1,436,037     $1,345,626
FHLB Advances.......................................................................      40,000          3,000
Securities Sold Under Agreements to Repurchase......................................     311,913        263,160
Advance Payments by Borrowers for Taxes and Insurance...............................       9,017          8,846
Accrued Expenses and Other Liabilities..............................................      17,127          8,299
                                                                                          ------          -----
             Total Liabilities......................................................   1,814,094      1,628,931
                                                                                       ---------      ---------

Commitments

Stockholders' Equity
Preferred Stock, $.01 Par Value, 4,000,000 Shares
 Authorized; None Issued............................................................          --             --
Common Stock, $.01 Par Value, 20,000,000 Shares
 Authorized; 10,750,820 Shares Issued; 8,776,337 and 9,128,739
   Outstanding, Respectively........................................................         108            108
Additional Paid-in Capital..........................................................     105,871        104,041
Retained Earnings, Substantially Restricted.........................................      89,660         83,966
Net, Unrealized Appreciation (Depreciation) on Securities
   Available-for-Sale, Net of Taxes.................................................       1,705         (5,281)
Less:
Unallocated Common Stock Held by ESOP...............................................      (5,382)        (6,210)
Unearned Common Stock Held by Recognition and Retention Plans (RRPs)................      (1,567)        (2,392)
Common Stock Held by SERP, at Cost (11,021 shares)..................................        (209)            --
Treasury Stock, at Cost (1,974,483 and 1,622,081 shares, respectively)..............     (27,516)       (20,613)
                                                                                         -------        -------
     Total Stockholders' Equity.....................................................     162,670        153,619
                                                                                         -------        -------

            Total Liabilities and Stockholders' Equity..............................  $1,976,764     $1,782,550
                                                                                      ==========     ==========
                           See accompanying notes to consolidated financial statements.

Reliance Bancorp, Inc. and Subsidiary
Consolidated Statements of Income
---------------------------------
(Dollars in thousands, except share amounts)

                                                                                           Year Ended June 30,
                                                                                ----------------------------------------
                                                                                 1997             1996             1995
                                                                                 ----             ----             ----
Interest Income:
    First Mortgage Loans.............................................         $ 56,948           $39,073         $17,701
    Consumer and Other Loans.........................................           11,525            10,942           9,540
    Mortgage-Backed Securities.......................................           59,392            46,084          29,469
    Money Market Investments.........................................              618               991             804
    Debt and Equity Securities.......................................            4,806             3,282           3,746
                                                                                 -----             -----           -----
          Total Interest Income......................................          133,289           100,372          61,260

Interest Expense:
    Deposits.........................................................           54,139            42,425          22,012
    Borrowed Funds...................................................           17,514            10,560           6,349
                                                                                ------            ------           -----
          Total Interest Expense.....................................           71,653            52,985          28,361
    Net Interest Income Before Provision for Loan Losses.............           61,636            47,387          32,899
Provision for Loan Losses............................................              950               725             400
                                                                                   ---               ---             ---
    Net Interest Income After Provision for Loan Losses..............           60,686            46,662          32,499
                                                                                ------            ------          ------

Non-Interest Income:
    Loan Fees and Service Charges....................................              683               826             269
    Other Operating Income...........................................            2,557             1,606             841
    Net Gain on Securities...........................................              172               678             147
                                                                                   ---               ---             ---
          Total Non-Interest Income..................................            3,412             3,110           1,257
                                                                                 -----             -----           -----

Non-Interest Expense:
    Compensation and Benefits........................................           16,509            13,395           9,562
    Occupancy and Equipment..........................................            5,719             4,481           2,462
    Federal Deposit Insurance Premiums...............................            1,813             2,399           1,376
    Advertising......................................................            1,168             1,152           1,158
    Other Operating Expenses.........................................            5,778             4,169           3,039
                                                                                 -----             -----           -----
          Total General and Administrative Expenses..................           30,987            25,596          17,597
    Real Estate Operations, Net......................................              383               579            (385)
    Amortization of Excess of Cost Over Fair Value
      of Net Assets Acquired.........................................            3,404             1,928              --
    SAIF recapitalization charge.....................................            8,250                --              --
                                                                                 -----            ------          ------
          Total Non-Interest Expense.................................           43,024            28,103          17,212
                                                                                ------            ------          ------
Income Before Income Taxes...........................................           21,074            21,669          16,544
Income Tax Expense ..................................................           10,138             9,946           6,842
                                                                                ------             -----           -----
Net Income ..........................................................          $10,936           $11,723         $ 9,702
                                                                               =======           =======         =======

Net Income per Common Share:
             Primary.................................................         $   1.24          $   1.31           $1.03
                                                                              ========          ========           =====
             Fully Diluted...........................................         $   1.21          $   1.31         $  1.03
                                                                              ========          ========         =======

      See accompanying notes to consolidated financial statements.

Reliance Bancorp, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity
----------------------------------------------------------
(Dollars in thousands, except share amounts)

                                                                                  Year Ended June 30,
                                                                             --------------------------------
                                                                             1997         1996           1995
                                                                             ----         ----           ----
Common Stock (Par Value: $.01):
  Balance at Beginning and End of Year............................        $   108      $     108      $     108
                                                                          -------      ---------      ---------

Additional Paid in Capital:
  Balance at Beginning of Year....................................        104,041        103,655        103,479
  Allocation of ESOP Stock and Earned Portion of RRPs.............            868            386            176
  Common Stock Acquired by SERP...................................            209             --             --
  Tax Benefits on Stock Plans.....................................            753             --             --
                                                                          -------        -------        -------
  Balance at End of Year..........................................        105,871        104,041        103,655
                                                                          -------        -------        -------

Retained Earnings, Substantially Restricted:
  Balance at Beginning of Year....................................         83,966         76,167         70,106
  Net Income......................................................         10,936         11,723          9,702
  Dividends Declared..............................................         (4,930)        (3,924)        (3,641)
  Loss on Reissuance of Treasury Stock............................           (312)            --             --
                                                                           -------        ------         ------
  Balance at End of Year..........................................         89,660         83,966         76,167
                                                                           ------         ------         ------

Net Unrealized Appreciation (Depreciation) on
 Securities Available-for-Sale, Net of Tax:
  Balance at Beginning of Year....................................         (5,281)           839           (118)
  Unrealized Appreciation on Securities Transferred from
     Held-to-Maturity to Available-for-Sale.......................             --          1,144             --
  Change in Net Unrealized Appreciation
    (Depreciation), Net of Tax....................................          6,986         (7,264)           957
                                                                           -------        -------        ------
  Balance at End of Year..........................................          1,705         (5,281)           839
                                                                           -------        -------        ------
Unallocated Common Stock Held by ESOP:
  Balance at Beginning of Year....................................         (6,210)        (7,038)        (8,004)
  Allocation of ESOP Stock........................................            828            828            966
                                                                           -------        ------         -------
  Balance at End of Year..........................................         (5,382)        (6,210)        (7,038)
                                                                           -------        -------        -------
Unearned Common Stock Held by RRPs:
  Balance at Beginning of Year....................................         (2,392)        (3,214)        (3,976)
  Earned Portion of RRPs..........................................            825            822            762
                                                                           -------        -------        -------
  Balance at End of Year..........................................         (1,567)        (2,392)        (3,214)
                                                                           -------        -------        -------
Supplemental Executive Retirement Plan:
   Balance at Beginning of Year...................................             --             --             --
   Common Stock Acquired by SERP (11,021 shares)..................           (209)            --             --
                                                                           -------        ------        -------
   Balance at End of Year.........................................           (209)            --             --
                                                                           -------        ------        -------
Treasury Stock:
   Balance at Beginning of Year...................................        (20,613)       (16,784)        (3,744)
   Common Stock Purchased, at Cost (442,182, 260,776 and
     998,930 shares)..............................................         (8,113)        (3,829)       (13,040)
   Exercise of Stock Options......................................          1,210             --             --
                                                                           -------       --------       --------
   Balance at End of Year.........................................        (27,516)       (20,613)       (16,784)
                                                                           -------       --------       --------
  Total Stockholders' Equity......................................      $ 162,670       $ 153,619     $ 153,733
                                                                        =========       =========     =========

       See accompanying notes to consolidated financial statements.

Reliance Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
-------------------------------------
(Dollars in thousands)

                                                                                            Year Ended June 30,
                                                                                    -----------------------------------
                                                                                    1997           1996            1995
                                                                                    ----           ----            ----
Cash Flows From Operating Activities:
 Net Income..................................................................    $ 10,936        $ 11,723        $ 9,702
 Adjustments to Reconcile Net Income to Net Cash
  Provided by Operating Activities:
   Provision for Loan Losses.................................................         950             725            400
   Provision for Losses on Real Estate Owned ................................         200             375             60
   Amortization of Premiums (Accretion of Discounts), Net....................       1,448            (567)        (1,459)
   Net Gain on Securities....................................................        (172)           (678)          (147)
   Expense Charge Relating to Allocation and Earned
       Portions of Stock Plans...............................................       2,521           2,036          1,904
   Amortization of Excess of Cost Over Fair Value of
        Net Assets Acquired .................................................       3,404           1,928             --
   Amortization of Mortgage Servicing Rights.................................         859             240             --
   Acquisition Related Tax Benefits not Previously Recognized................         562              --             --
   Depreciation and Amortization.............................................       1,417           1,027            467
   Net Gain on Loans Sold....................................................         (28)            (30)            --
   Net Gain on Sale of Real Estate Owned.....................................         (56)            (19)          (657)
   (Increase) Decrease in Accrued Interest  Receivable.......................        (728)            738         (1,657)
   Decrease (Increase) in Prepaid Expenses and Other Assets..................       3,174           3,037           (263)
   Increase (Decrease) in Accrued Expenses and
     Other Liabilities.......................................................       7,164          (6,413)         1,318
                                                                                    -----          ------          -----
       Net Cash Provided by Operating  Activities............................      31,651          14,122          9,668
                                                                                   ------          ------          -----

Cash Flows From Investing Activities:
 Originations and Purchased Loans, Net of Principal Repayments...............    (101,583)        (44,258)        (3,820)
 Purchases of Mortgage-Backed Securities Held-to-Maturity....................          --         (16,472)       (63,894)
 Purchases of Mortgage-Backed Securities Available-for-Sale..................    (277,483)       (382,645)      (105,654)
 Proceeds from Sales of Mortgage-Backed Securities Available-for-Sale........      59,810         180,590             --
 Principal Repayments from Mortgage-Backed Securities........................     123,823         148,059         47,586
 Proceeds from Call of Debt Securities.......................................       7,313          21,800             --
 Proceeds from Sales of Debt and Equity Securities Available-for-Sale........       5,028          29,245         11,146
 Purchases of Debt Securities Available-for-Sale.............................     (19,715)             --        (19,654)
 Purchases of Debt and Equity Securities Held-to-Maturity....................      (5,007)        (20,000)        (1,296)
 Proceeds from Maturities of Debt Securities.................................       1,350          28,100         40,338
 Purchases of Premises and Equipment.........................................      (1,734)         (2,595)        (1,610)
 Proceeds from Loans Sold....................................................       7,303           5,860          1,481
 Proceeds from Sale of Real Estate Owned ....................................       1,899           1,715          2,572
 Cash Paid for Bank of Westbury Net of Cash and Cash
   Equivalents Acquired......................................................          --            (165)            --
 Cash Paid for Sunrise Bancorp, Inc. Net of Cash and
   Cash Equivalents Acquired.................................................          --         (94,259)            --
                                                                                   ------          ------          -----
   Net Cash Used in Investing Activities.................................        (198,996)       (145,025)       (92,805)
                                                                                 --------        --------        -------

Reliance Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows, Continued
------------------------------------------------
(Dollars in thousands)


                                                                                              Year Ended June 30,
                                                                                     ----------------------------------
                                                                                     1997           1996           1995
                                                                                     ----           ----           ----
Cash Flows from Financing Activities:
 Increase in Deposits........................................................    $ 91,009        $ 44,558       $ 83,096
 Increase (Decrease) in Advance Payments by Borrowers
    for Taxes and Insurance..................................................         171          (9,210)           (12)
 Proceeds from FHLB Advances.................................................      60,000              --        344,000
 Repayment of FHLB Advances..................................................     (23,000)        (87,000)      (382,000)
 Proceeds from Reverse Repurchase Agreements.................................   1,177,298         824,727         98,694
 Repayment of Reverse Repurchase Agreements..................................  (1,128,545)       (618,602)       (41,659)
 Purchase of Treasury Stock..................................................      (8,113)         (3,829)       (13,040)
 Net Proceeds from Issuance of Common Stock Upon
    Exercise of Stock Options................................................         898              --             --
 Dividends Paid..............................................................      (4,578)         (3,808)        (2,707)
                                                                                   ------          ------         ------
       Net Cash Provided by Financing Activities.............................     165,140         146,836         86,372
                                                                                  -------         -------         ------

Net (Decrease) Increase  in Cash and Cash Equivalents........................      (2,205)         15,933          3,235
Cash and Cash Equivalents at Beginning of Year...............................      32,870          16,937         13,702
                                                                                   ------          ------         ------

Cash and Cash Equivalents at End of Year.....................................    $ 30,665        $ 32,870       $ 16,937
                                                                                 ========        ========       ========


Supplemental Disclosures of Cash Flow Information

Cash Paid During the Year for:
  Interest...................................................................    $ 71,005        $ 50,847       $ 28,211
                                                                                 ========        ========       ========
  Income Taxes ..............................................................    $  4,745        $  8,384       $  5,965
                                                                                 ========        ========       ========

Non-cash Investing Activities:
 Transfers from Loans to Real Estate Owned...................................    $    929        $  1,311       $    622
                                                                                 ========        ========       ========
 Transfers of Mortgage-Backed Securities From Held-to-Maturity
   to Available-for-Sale.....................................................    $     --        $283,245       $     --
                                                                                 ========        ========       ========

Supplemental Information to the Consolidated Statement of Cash Flows Relating to the Bank of Westbury and Sunrise Bancorp, Inc. Acquisitions

Non-cash investing and financing transactions relating to the Bank of Westbury and Sunrise Bancorp, Inc. acquisitions not reflected in the Consolidated Statement of Cash Flows for the year ended June 30, 1996 are listed below:

Fair Value of Assets Acquired, Excluding Cash and Cash
   Equivalents Acquired........................................   $ 745,341
Liabilities Assumed............................................    (702,273)
Excess of Cost Over Fair Value of Net Assets Acquired..........      51,356
                                                                     ------
Cash Paid for Bank of Westbury and Sunrise Bancorp, Inc.,
   Net of Cash and Cash Equivalents Acquired...................   $  94,424
                                                                  =========


    See accompanying notes to consolidated financial statements.

                     Reliance Bancorp, Inc. and Subsidiary

                   Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

The accounting and reporting policies of Reliance Bancorp, Inc. (the "Company") and subsidiary conform to generally accepted accounting principles and to general practice within the financial institution industry. The following is a description of the more significant policies which the Company follows in preparing and presenting its consolidated financial statements.

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

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of condition and income and expense for the years presented. Estimates that are susceptible to change include the determination of the allowances for losses on loans and the valuation of real estate acquired in connection with foreclosures.

(b)  Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and repurchase agreements with an original term to maturity of less than three months.

(C)  Securities Available-for-Sale
The Company follows Statement of Financial Accounting Standards (SFAS) No.115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). SFAS No. 115 requires securities, including debt, equity and mortgage-backed securities, classified as available-for-sale to be recorded at estimated fair value with changes in unrealized gains or losses reported net of tax as a separate component in stockholders' equity.

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

The Company follows SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114") and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures" ("SFAS No. 118"). Under SFAS No. 114 and SFAS No. 118, a loan is considered impaired when, based upon current information and events, it is probable that a creditor will be unable to collect all amounts due including principal and interest, according to the contractual terms of the loan agreement. These statements require that impaired loans that are within their scope be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or as a practical expedient, at the loan's current observable market price, or the fair value of the collateral if the loan is collateral dependent. The amount by which the recorded investment of an impaired loan exceeds the measurement value is recognized by creating a valuation allowance through a charge to the provision for loan losses. Interest income received on impaired loans is recognized on a cash basis.

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

The Company follows SFAS No. 109, "Accounting for Income Taxes" which requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) Employee Benefits
The Bank's pension plan is non-contributory and covers substantially all eligible employees. The plan conforms to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Bank's policy is to accrue for all pension costs and to fund the maximum amount allowable for tax purposes. Actuarial gains and losses that arise from changes in assumptions concerning future events, used in estimating pension costs, are amortized over a period that reflects the long range nature of pension expense.

The Company follows AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6") to account for the established
Employee Stock Ownership Plan ("ESOP"). SOP 93-6 requires that compensation expense be recognized for shares committed to be released to directly compensate employees equal to the fair value of the shares committed. In addition, SOP 93-6 requires that leveraged ESOP debt and related interest expense be reflected in the employer's financial statements. The application of SOP 93-6 will result in fluctuations in compensation expense as a result of changes in the fair value of the Company's common stock; however, any such compensation expense fluctuations will result in an offsetting adjustment to paid in capital.
Therefore, total capital will not be affected.

The Bank adopted SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123"). SFAS No. 123 applies to all transactions in which an entity acquires goods or services by issuing equity instruments or by incurring liabilities where the payment amounts are based on the entity's common stock price, except for employee stock ownership plans. SFAS No. 123 established a fair value-based method of accounting for stock-based compensation arrangements with employees, rather than the intrinsic value-based method that is contained in Accounting Principles Board Opinion No. 25, "Accounting fro Stock Issued to Employees" ("APB No. 25"). SFAS No. 123 does not require an entity to adopt the new fair value-based method for purposes of preparing its basic financial statements. While the SFAS No. 123 fair value-based method is considered by the Financial Accounting Statements Board ("FASB") to be preferable to the APB No. 25 method, an entity is allowed to continue to use the APB No. 25 method for preparing its basic financial statements. The Company has chosen to continue to use the APB No. 25 method, however, SFAS No. 123 requires presentation of pro forma net income and earnings per share information, in the notes to the financial statements, as if the fair value-based method had been adopted.

The disclosure requirements are effective for financial statements for fiscal years beginning after December 15, 1995; however, the pro forma disclosures are required to include the effects of all awards granted in fiscal years that begin after December 15, 1994. Pro forma disclosures for awards granted in the first fiscal year beginning after December 15, 1994 need to be included whenever financial statements for that fiscal year are presented for comparative purposes with financial statements for a later fiscal year.

(m)   Treasury Stock
Repurchases of common stock are recorded as treasury stock at cost.

(n)  Earnings Per Share
Earnings per share is computed by dividing net income by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding, adjusted for the unallocated portion of shares held by the Employee Stock Ownership Plan ("ESOP") in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-6. For the year ended June 30, 1997, 1996 and 1995, fully-diluted weighted average common stock and common stock equivalent shares outstanding (adjusted for unallocated ESOP shares) was 9,044,000, 8,946,000 and 9,404,000, respectively. For the year ended June 30, 1997, 1996 and 1995, primary weighted average common stock and common stock equivalent shares outstanding (adjusted for unallocated ESOP shares) was 8,815,000, 8,917,000 and 9,387,000, respectively.

2.  Stock Form of Ownership

On September 16, 1993, the Board of Directors of the Bank adopted a Plan of Conversion to convert from a federally chartered mutual savings bank to a federally chartered stock savings bank with the concurrent formation of a holding company. As part of the conversion, the Company was incorporated under Delaware law on November 16, 1993. The Company completed its initial public offering on March 31, 1994 and issued 10,750,820 shares of common stock resulting in net proceeds of approximately $103,575,000. The Company retained $51,787,500 of the net proceeds and used the remaining net proceeds to purchase all of the outstanding stock of the Bank. The financial position and results of operations of the Company as of and for the year ended June 30, 1997, 1996 and 1995 are presented in Note 20.

During fiscal 1995, the Company repurchased 998,930 shares at an aggregate cost of $13,040,000. During fiscal 1996, the Company repurchased 260,776 shares at an aggregate cost of $3,829,000. On April 4, 1997, the Company announced the approval of its fifth five percent stock repurchase plan which allows the Company to repurchase up to 441,138 common shares. As of June 30, 1997, 80,000 shares under this program were repurchased at an aggregate cost of $1,831,000. During fiscal 1997, the Company repurchased 442,182 shares at an aggregate cost of $8,113,000.

At the time of the conversion, the Bank established a liquidation account with a balance equal to its retained earnings reflected in its statement of condition. The balance in the liquidation account at June 30, 1997 and 1996 was approximately $25,284,000 and $30,416,000, respectively. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

The Company may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements, the amount required for the liquidation account, or if such declaration and payment would otherwise violate regulatory requirements. During fiscal 1997, the Company declared cash dividends totalling $4,930,000.

3.  Acquisitions

Acquisition of Bank of Westbury

At the close of business on August 11, 1995, the Company completed its acquisition of the Bank of Westbury, a Federal Savings Bank, with 6 banking offices located in Nassau County, Long Island, New York in a transaction which was accounted for as a purchase. Assets acquired in the transaction, principally loans and mortgage-backed securities aggregated $166.2 million, and liabilities assumed, substantially all deposits, aggregated $156.6 million. The cost of the acquisition was approximately $16.7 million in cash. The excess of cost over the fair value of net assets acquired in the transaction was $7.8 million which is being amortized on a straight line basis over 15 years.

Acquisition of Sunrise Bancorp, Inc.

On January 11, 1996, the Company completed the acquisition of Sunrise Bancorp, Inc., with 11 banking offices located in the counties of Nassau and Suffolk, Long Island, New York, in a transaction which was accounted for as a purchase. The cost of acquisition was approximately $106.3 million in cash. Assets acquired in the transaction, principally loans and mortgage-backed securities aggregated $609.3 million and liabilities assumed, substantially all deposits and borrowings, aggregated $545.7 million. The excess of cost over fair value of net assets acquired in the transaction was $43.6 million, which is being amortized on a straight line basis over 15 years.

The following summarizes the actual and unaudited projected amortization of discounts and premiums relating to the fair market value adjustments and the excess of cost over fair value of net assets acquired:


                             Excess of Cost                                                               Total
                             Over Fair Value   Net Discount  Net Discount     Net           Net       Net Decrease
                              of Net Assets    (Premium      (Premium)      Premium       Premium      In Income
                               Acquired        Securities      Loans      Other Assets  Liabilities    Before Taxes
                               --------        ----------      -----      ------------  -----------    ------------
                                                            (In thousands)
Amortization:
1996 Actual.................. $  (1,928)         $   89       $  45        $  (116)      $    454     $ (1,456)
1997 Actual..................    (3,404)            (90)       (277)          (314)           598       (3,487)
1998 Projected...............    (3,384)            (53)       (336)          (225)           467       (3,531)
1999 Projected...............    (3,384)           (101)       (239)          (203)           457       (3,470)
2000 Projected...............    (3,384)            (92)       (151)          (182)           300       (3,509)
Thereafter Projected.........   (35,310)           (170)        228         (1,369)             8      (36,613)
                                -------            ----         ---         ------          -----      -------
                               $(50,794)          $(417)      $(730)       $(2,409)       $ 2,284     $(52,066)
                               ========           =====       =====        =======        =======     ========


Planned Acquisition of Continental Bank

On May 5, 1997, the Company announced that it had entered into a definitive agreement to acquire Continental Bank ("Continental"), a commercial bank with 2 full service banking offices located in Nassau and Suffolk counties in Long Island, New York, a commercial lending facility and 5 check cashing facilities in Manhattan. Under the terms of the agreement, Reliance will issue 1.10 shares of its common stock for each outstanding common share of Continental. The total transaction value is estimated to be $24.2 million. As of June 30, 1997, (unaudited), total assets of Continental were $177.3 million, deposit were $136.2 million and total stockholders' equity was $13.4 million. The merger is subject to the approval of Continental shareholders, as well as certain regulatory approvals. The merger is expected to be completed in the fourth quarter of calendar year 1997 and to be accounted for under the purchase method of accounting.

4.  Money Market Investments

Money market investments generally have original maturities of three months or less. The following presents the components of money market investments:
                                             June 30,
                                      ------------------
                                      1997          1996
                                      ----          ----
                                        (In thousands)
Federal Funds Sold..............     $   --        $ 1,000
Repurchase Agreements...........      1,100          9,450
                                      -----          -----
Total Money Market Investments..     $1,100        $10,450
                                     ======        =======

The Company purchases securities under agreements to resell (repurchase agreements). These agreements represent short-term loans and are reflected as an asset in the consolidated statements of condition. The same securities are to be resold at maturity of the repurchase agreements.

Securities purchased under repurchase agreements averaged $2,987,000 for the year ended June 30, 1997 and $7,225,000 for the year ended June 30, 1996. The maximum amount of such agreements outstanding at any month-end during the fiscal year ended June 30, 1997 and 1996 was $8,500,000 and $11,000,000, respectively.

5. Debt and Equity Securities

A summary of the amortized cost and estimated market values of debt and equity securities are as follows:

                                                                                    June 30, 1997
                                                                    -----------------------------------------------
                                                                                  Gross        Gross      Estimated
                                                                    Amortized   unrealized   unrealized     market
                                                                      cost        gain         loss         value
                                                                      ----        ----         ----         -----
Held-to-Maturity:                                                                  (In thousands)
U.S. Government Agency Obligations..............................   $ 29,952         $ 90        $  --      $ 30,042
Obligations of New York State and
   Local Municipalities.........................................        391           36           --           427
FHLB Stock......................................................     15,683           --           --        15,683
                                                                     ------         ----         ----       ------
                                                                   $ 46,026         $126        $  --      $ 46,152
                                                                   ========          ===          ===      ========
Available-for-Sale:
U.S. Government Agency Obligations..............................   $ 22,036         $ 59        $(15)      $ 22,080
United States Treasury Bills....................................      4,785           27           --         4,812
Marketable Equity Securities....................................          8            9           --            17
                                                                    -------         ----        -----      --------
                                                                   $ 26,829         $ 95        $(15)      $ 26,909
                                                                   ========         ====         ===       ========

                                                                                  June 30, 1996
                                                                  -----------------------------------------------
                                                                                Gross        Gross      Estimated
                                                                  Amortized   unrealized   unrealized     market
                                                                    cost        gain         loss         value
                                                                    ----        ----         ----         -----

U.S. Government Agency Obligations..............................   $34,950        $  --       $ (338)      $ 34,612
Obligations of New York State and
   Local Municipalities.........................................       391           44           --            435
FHLB Stock......................................................    12,989           --           --         12,989
                                                                    ------        ------       ------        ------
                                                                  $ 48,330        $  44       $ (338)      $ 48,036
                                                                  ========        =====       ======       ========
Available-for-Sale:
U.S. Government Agency Obligations..............................  $ 10,319        $  --       $  (92)      $ 10,227
United States Treasury Notes....................................     2,992           --           (9)         2,983
Marketable Equity Securities....................................        42           19           --             61
                                                                   -------        -----         -----       -------
                                                                  $ 13,353        $  19       $ (101)      $ 13,271
                                                                  ========        =====       ======       ========

The amortized cost and estimated market value of debt and equity securities at June 30, 1997 and 1996, by contractual maturity are shown below:


                                               June 30, 1997                                   June 30, 1996
                               --------------------------------------------    -------------------------------------------
                                 Held-to-maturity       Available-for-sale       Held-to-maturity      Available-for-sale
                               --------------------   ---------------------    --------------------   --------------------
                                          Estimated               Estimated               Estimated              Estimated
                                Amortized   market    Amortized    market      Amortized    market    Amortized    market
                                  cost      value       cost       value         cost       value       cost        value
                                  ----      -----       ----       -----         ----       -----       ----        -----
                                                                       (In thousands)

Due in One Year or Less....   $     --    $     --    $ 10,955   $ 10,981     $    --    $     --     $ 6,334    $ 6,318
Due After One Year
  Through Five Years.......     10,343      10,369       5,866      5,845       10,322     10,220       6,977      6,892
Due after Five Years
  Through Ten Years........     20,000      20,100      10,000     10,066       25,019     24,827          --         --
Equity Securities..........     15,683      15,683           8         17       12,989     12,989          42         61
                                ------      ------           -         --       ------     ------          --         --
                              $ 46,026    $ 46,152    $ 26,829   $ 26,909     $ 48,330   $ 48,036     $13,353   $ 13,271
                              ========    ========    ========   ========     ========   ========     =======   ========


In fiscal 1997, 1996 and 1995, gross proceeds from the sale of debt and equity securities available-for-sale totalled $5,028,000, $29,245,000 and $11,146,000, respectively. For fiscal 1997, 1996 and 1995 gross realized gains totalled $17,000, $20,000, and $153,000, respectively, and gross realized losses totalled $16,000, $15,000 and $6,000, respectively.

6.  Mortgage-Backed Securities

The amortized cost and estimated market values of mortgage-backed securities are summarized as follows:

                                                                                    June 30, 1997
                                                                 --------------------------------------------------
                                                                                  Gross        Gross      Estimated
                                                                 Amortized      unrealized   unrealized     market
                                                                    cost           gain        loss         value
                                                                    ----           ----        ----         -----
Held- to-Maturity:                                                                    (In thousands)
Pass-through Certificates Guaranteed by:
      GNMA....................................................    $ 106,900      $ 3,078     $    --      $ 109,978
      FHLMC...................................................       12,963          176          --         13,139
      FNMA....................................................       39,493          498          --         39,991
                                                                     ------          ---      ------         ------
                                                                  $ 159,356      $ 3,752     $    --      $ 163,108
                                                                  =========      =======     =======      =========
Available-for-Sale:
Pass-through Certificates Guaranteed by:
      GNMA....................................................    $ 233,572      $ 4,182     $    --      $ 237,754
      FHLMC...................................................      222,961        1,378      (2,583)       221,756
      FNMA....................................................      131,066        1,326      (1,307)       131,085
      REMICs:
            Agency Issuance...................................       20,806           --        (254)        20,552
            Private Issuance..................................      110,481          191          --        110,672
                                                                    -------          ---      -------       -------
                                                                  $ 718,886      $ 7,077     $(4,144)     $ 721,819
                                                                  =========      =======     =======      =========



                                                                                     June 30, 1996
                                                                  --------------------------------------------------
                                                                                   Gross        Gross      Estimated
                                                                  Amortized      unrealized   unrealized     market
                                                                     cost           gain        loss         value
                                                                     ----           ----        ----         -----
                                                                                         (In thousands)
Held- to-Maturity:
Pass-through Certificates Guaranteed by:
      GNMA....................................................    $ 125,195     $    511    $     (6)     $ 125,700
      FHLMC...................................................       14,967           38          --         15,005
      FNMA....................................................       44,330           71        (111)        44,290
                                                                     ------         ----         ----        ------
                                                                  $ 184,492     $    620    $   (117)     $ 184,995
Available-for-Sale:
Pass-through Certificates Guaranteed by:
      GNMA....................................................    $ 170,142      $ 1,110    $ (1,499)     $ 169,753
      FHLMC...................................................      255,498          828      (6,728)       249,598
      FNMA....................................................      172,863          756      (3,675)       169,944
      REMIC...................................................        2,503           --         (58)         2,445
                                                                      -----       ------         ---          -----
                                                                  $ 601,006      $ 2,694    $(11,960)     $ 591,740
                                                                  =========       ======     ========      =========

There were no sales of mortgage-backed securities during the fiscal year ended June 30, 1995. In fiscal 1997 and 1996, gross proceeds from the sale of mortgage-backed securities available-for-sale totalled $59,810,000 and $180,590,000, respectively. Gross realized gains totalled $466,000 and $1,881,000 and gross realized losses totalled $295,000 and $1,208,000, respectively for fiscal 1997 and 1996.

7.  Loans

Loans Receivable, Net are summarized as follows:
                                                             June 30,
                                                     ----------------------
                                                     1997              1996
                                                     ----              ----
 Mortgage Loans:                                        (In thousands)
     One- to four-family........................ $ 552,577         $ 569,031
     Co-op......................................     8,647             9,687
     Multi-family...............................   190,293            79,571
     Commercial Real Estate.....................    23,445            27,134
     Construction...............................     1,440             5,560
                                                     -----             -----
                                                   776,402           690,983
Less:
     Unearned Discount, Premiums and
     Deferred Loan Origination Fees, Net........      (790)              (16)
                                                     -----             -----
         Total Mortgage Loans..................    775,612           690,967
                                                   -------           -------

Consumer and Other Loans:
     Home Equity Lines of Credit................    91,782            81,205
     Guaranteed Student Loans...................    17,006            18,754
     Home Equity Loans..........................    19,505            16,747
     Loans on Deposit Accounts..................     5,514             5,782
     Other Loans................................     4,308             7,922
                                                     -----             -----
                                                   138,115           130,410
     Net Deferred Loan Origination Costs........       776               864
                                                       ---               ---
          Total Consumer and Other Loans........   138,891           131,274
                                                   -------           -------
Less:
     Allowance for Loan Losses..................    (5,182)           (4,495)
                                                    ------            ------
                                                 $ 909,321         $ 817,746
                                                 =========         =========

                                                             June 30,
                                                       ---------------------
                                                       1997             1996
                                                       ----             ----
   Commitments Outstanding:                                  (In thousands)
     Mortgage Loans........................         $ 26,214         $  8,650
                                                    ========         ========
     Consumer and Other Loans..............         $    509         $  7,865
                                                    ========         ========
     Unused Lines of Credit................         $ 53,399         $ 45,044
                                                    ========         ========

At June 30, 1997 and 1996, the Company had commitments to sell loans of $525,000 and $1,734,000, respectively. At June 30, 1997 and 1996, the Company had commitments to purchase loans of $1,536,000 and $1,945,000, respectively.

The principal balance of loans in arrears three months or more:

                                                 June 30,
                                   -----------------------------------
                                         1997               1996
                                   ---------------    ----------------
                                   No. of             No. of
                                   loans    Amount    loans     Amount
                                   -----    ------    -----     ------
                                        (Dollars in thousands)
One- to four-family Mortgages.....  120   $ 10,959      142   $ 11,538
Consumer and Other Loans..........   71        465       77        702
Commercial Real Estate............    9      3,303        3        739
                                    ---      -----      ---        ---
                                    200   $ 14,727      222   $ 12,979
                                    ===   ========      ===   ========

Interest income that would have been recorded under the original terms of loans classified as non-accrual and interest income actually recognized are as follows:
                                                          Year Ended June 30,
                                                       -----------------------
                                                       1997     1996      1995
                                                       ----     ----      ----
                                                           (In thousands)
Interest Income that would have been Recorded.....   $  838    $ 622     $ 175
Interest Income Recognized........................     (265)     (68)      (45)
                                                       ----      ---       ---
Interest Income Foregone..........................   $  573    $ 554     $ 130
                                                     ======    =====     =====

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

At June 30, 1997, the Company had four commercial real estate loans totalling $2,913,000 with no related allowance which were considered impaired. At June 30, 1996, the Company had two commercial loans totalling $655,000 with no related allowance which were considered impaired. The Company's average recorded investment in impaired loans for the year ended June 30, 1997 and 1996 was $1,934,000 and$493,000, respectively. The Company did not recognize any interest income on impaired loans for the year ended June 30, 1997 and 1996.

The Bank generally originates fixed rate loans with terms greater than 15 years for sale to FHLMC, FNMA or other secondary market investors. At June 30, 1997 and 1996, there were no fixed rate loans classified as held for sale.

Included in mortgage loans at June 30, 1997 and 1996 are $416,201,000 and $354,551,000, respectively, of adjustable rate mortgage loans.

Proceeds from the sale of first mortgage loans were $7,303,000, $5,860,000 and $1,481,000 during the fiscal years ended June 30, 1997, 1996 and 1995, respectively. Gross realized gains and losses resulting from sale of first mortgage loans were as follows:
                                         Year Ended June 30,
                                    ------------------------------
                                    1997         1996         1995
                                    ----         ----         ----
                                           (In thousands)
Gross Realized Gains.........      $ 31         $ 34          $  1
Gross Realized Losses........        (3)          (4)           (1)
                                   -----        -----         ----
                                   $ 28         $ 30          $ --
                                   ====         ====          ====

The Bank services mortgage loans for investors which are not included in the accompanying consolidated statements of condition. A summary of the principal balance, custodial escrow, servicing income and number of loans serviced for others by the Bank are as follows:
                                                     Year Ended June 30,
                                                 ----------------------------
                                                   1997        1996       1995
                                                   ----        ----       ----
                                                    (Dollars in thousands)
Principal Balances............................  $ 410,229   $ 455,626  $ 32,367
                                                =========   =========  ========
Custodial Escrow..............................  $    4,493  $   6,980  $    357
                                                ==========  =========  ========
Servicing Income (Excludes MSR Amortization)..  $    1,399  $     861  $    120
                                                ==========  =========  ========
Number of Loans...............................       6,842      7,497       333
                                                     =====      =====       ===

Fees earned for servicing loans are reported as income when the related mortgage payments are collected. MSRs are amortized as a reduction to loan service fee income on a method that approximates the level-yield basis over the estimated remaining life of the underlying mortgage loans. MSRs are carried at fair value and impairment, if any, is recognized through a valuation allowance. For the year ended June 30, 1997 and 1996, no impairment existed in the MSRs and as a result, no valuation allowance was required.

MSR activity is summarized as follows:
                                                         Year Ended June 30,
                                                         -------------------
                                                          1997          1996
                                                          ----          ----
                                                            (In thousands)
Balance at Beginning of the Year.......................   $ 3,905   $      --
MSRs Acquired in Acquisitions of Bank of Westbury and
   Sunrise Bancorp, Inc................................        --       4,145
Amortization...........................................      (859)       (240)
                                                           ------      ------
Balance at End of the Year.............................   $ 3,046     $ 3,905
                                                          =======     =======

8.  Allowance for Loan Losses

Activity in the allowance for loan losses is summarized as follows:
                                                    Year Ended June 30,
                                               ------------------------------
                                               1997         1996        1995
                                               ----         ----        ----
                                                (In thousands)
Balance at Beginning of the Year........    $ 4,495      $ 1,729       $ 1,417
Provision for Loan Losses...............        950          725           400
Allowances of Acquired Institutions.....         --        2,217            --
Charge-offs.............................       (306)        (265)         (113)
Recoveries..............................         43           89            25
                                             ------      -------       -------
Balance at End of the Year..............    $ 5,182      $ 4,495       $ 1,729
                                            =======      =======       =======

9.  Real Estate Owned

Real estate owned, net is summarized as follows:

                                                         June 30,
                                                         --------
                                                    1997         1996
                                                    ----         ----
                                                    (In thousands)
One- to four-family Residences...................  $ 365       $ 1,293
Co-ops...........................................    419         1,039
Allowance for Losses on Real Estate Owned........   (334)         (768)
                                                    ----          ----
                                                   $ 450       $ 1,564
                                                   =====       =======


Results of operating real estate owned for the years ended June 30, 1997, 1996 and 1995 are summarized as follows:


                                                        Year Ended June 30,
                                                     ------------------------
                                                     1997     1996       1995
                                                     ----     ----       ----
                                                       (In thousands)
Net Gain on Sale on Real Estate Owned...........  $   56    $   19     $ 657
Net Expenses of Holding Property................    (239)     (223)     (212)
Provision for Losses............................    (200)     (375)      (60)
                                                    ----      ----       ---
                                                  $ (383)   $ (579)    $ 385
                                                  ======    ======     =====


Activity in the allowance for losses in real estate owned is summarized as follows:

                                                     Year Ended June 30,
                                                ----------------------------
                                                1997       1996         1995
                                                ----       ----         ----
                                                       (In thousands)
Balance at Beginning of the Year.............. $ 768      $ 589       $ 632
Provision for Losses..........................   200        375          60
Allowance of Acquired Institutions............   --         188          --
Charge-offs...................................  (634)      (384)       (103)
                                                ----       ----        ----
Balance at End of the Year.................... $ 334      $ 768       $ 589
                                               =====      =====       =====

10.  Accrued Interest Receivable

Accrued Interest Receivable, Net is summarized as follows:

                                                            June 30,
                                                       -------------------
                                                       1996           1997
                                                       ----           ----
                                                        (In thousands)
Debt Securities.....................................  $   842    $    657
Mortgage-Backed Securities..........................    5,548       4,860
Loans Receivable, Net of Reserves for Uncollectible
  Interest of $1,741 and $1,030, respectively.......    5,650       5,795
                                                        -----       -----
                                                      $ 12,04    $ 11,312
                                                      =======    ========

11.  Office Properties and Equipment

A summary of office properties and equipment, net is as follows:
                                                              June 30,
                                                      ---------------------
                                                      1997             1996
                                                      ----             ----
                                                          (In thousands)
Land............................................     $ 4,094       $ 4,094
Buildings.......................................       8,970         8,495
Furniture, Fixtures and Equipment...............      12,161        11,047
Leasehold Improvements..........................       2,908         2,812
Capital Lease...................................       1,470         1,470
                                                       -----         -----

Office Properties and Equipment, at Cost........      29,603        27,918
Accumulated Depreciation and Amortization.......     (15,514)      (14,097)
                                                     -------       -------
                                                    $ 14,089      $ 13,821
                                                    ========      ========

In October 1989, the Bank sold a building used for a branch operation located in Jamaica, New York for approximately $2.3 million, and subsequently leased back a portion of the building to conduct the branch operation. The Bank received approximately $2 million in cash from the transaction, after expenses of the sale, which generated a gain of approximately $1.1 million. The gain has been deferred and is being amortized over the twelve-year lease period. Deferred gain on sale amounted to approximately $404,000, $497,000 and $590,000 at June 30, 1997, 1996 and 1995, respectively, and is included in accrued expenses and other liabilities. The leaseback is recorded as a capital lease in the amount of $1,470,000 at June 30, 1997 and 1996 (refer to the above table) and the related obligation under capital leases of $673,000 and $802,000 at June 30, 1997 and 1996 is reflected in accrued expenses and other liabilities. The projected annual lease payments amount to $215,000 per year (including interest) and total $932,000 through the duration of the lease.

Depreciation and amortization of office properties and equipment, included in occupancy and equipment expense, was approximately, $1,417,000, $1,027,000 and $467,000 for the fiscal years ended June 30, 1997, 1996 and 1995, respectively.

12.  Deposits

Deposits are summarized as follows:

                                                                           June 30,
                                           -----------------------------------------------------------------------
                                                          1997                                     1996
                                           ----------------------------------   ----------------------------------
                                           Weighted                              Weighted
                                           average                                average
                                            rate           Amount    Percent      rate          Amount    Percent
                                                                      (Dollars in thousands)
NOW.....................................    1.00%      $    78,017       6%      2.17%     $    81,953       6%
Passbook................................    2.40           438,612      31       2.50          458,524      34
Money Market............................    2.40            92,184       6       2.64          109,953       8
Certificates of Deposit.................    5.61           806,750      56       5.40          674,836      50
Non-Interest Bearing
  Demand Deposit........................      --            20,474       1         --           20,360       2
                                                            ------     ---                      ------     ---
                                                       $ 1,436,037     100%                $ 1,345,626     100%
                                                       ===========     ===                 ===========     ===



                                                                                     June 30,
                                                                    ---------------------------------------
                                                                           1997                   1996
                                                                    ------------------   ------------------
                                                                    Amount     Percent    Amount    Percent
                                                                    ------     -------    ------    -------
                                                                           (Dollars in thousands)
Contractual Maturity of Certificates of Deposit Accounts:
   Under 12 months............................................    $ 524,707      65%     $ 482,653      72%
   Over 12 months to 36 months................................      245,382      30        130,406      19
   Over 36 months.............................................       36,661       5         61,777       9
                                                                     ------     ---         ------     ---
                                                                  $ 806,750     100      $ 674,836     100%
                                                                  =========     ===      =========     ===

The aggregate amount of certificates of deposit accounts with a minimum denomination of $100,000 was approximately $51,259,000 and $36,017,000 at June 30, 1997 and 1996, respectively.

Interest expense on deposits is summarized as follows:
                                              Year Ended June 30,
                                     -----------------------------------
                                     1997           1996            1995
                                     ----           ----            ----
                                               (In thousands)
NOW.............................  $  1,041       $  1,161      $     485
Passbook........................    10,937          8,942          5,926
Money Market....................     2,493          2,515          2,283
Certificates of Deposit.........    39,668         29,807         13,318
                                    ------         ------         ------
                                  $ 54,139       $ 42,425      $  22,012
                                  ========       ========      =========

On September 30, 1996, Congress passed, and the President signed, legislation that recapitalized the Savings Association Insurance Fund (the "SAIF"). Under the major provisions of the legislation, savings institutions, such as the Bank, are being assessed a one-time assessment of 65.7 basis points per $100 of insured SAIF deposits. The Company recorded a one-time charge of $8.25 million during the first quarter of fiscal year 1997.

13.  Borrowed Funds

The Bank was obligated for borrowings as follows:

                                                    June 30, 1997              June 30, 1996
                                                --------------------        --------------------
                                                Weighted                    Weighted
                                                 average                     average
                                                   rate       Amount          rate       Amount
                                                  -----       ------         -----      --------
                                                               (Dollars thousands)
Advances from FHLB - NY (due 2002)....             5.58%    $ 40,000          5.98%     $  3,000
Reverse Repurchase Agreements ........             5.78%     311,913          5.41%      263,160
                                                             -------                     -------
                                                            $351,913                    $266,160
                                                            ========                    ========

Information   concerning  borrowings  under  reverse  repurchase  agreements  is summarized as follows:

                                                                           At or for the Year Ended
                                                                        --------------------------------
                                                                        June 30, 1997      June 30, 1996
                                                                        -------------      -------------
                                                                           (Dollars in thousands)
Average Balance during the Year....................................     $ 288,845            $ 150,173
Average Interest Rate during the Year..............................          5.63%                5.58%
Maximum Month-end Balance during the Year..........................     $ 326,391            $ 279,678

Mortgage-Backed Securities Pledged as Collateral under Reverse
  Repurchase Agreements at Year End:
     Carrying Value................................................     $ 326,843            $ 284,124
     Estimated Market Value........................................     $ 326,801            $ 277,652

Reverse repurchase agreements at June 30, 1997 have contractual maturities as follows:

                                  Year Ended
                                   June 30,          Amount
                                                (In thousands)
                                     1998          $ 258,413
                                     1999             33,500
                                     2000                 --
                                     2001                 --
                                     2002             20,000
                                                      ------
                                                   $ 311,913
                                                   =========

As a member of the Federal Home Loan Bank System (FHLB), the Bank borrows from the FHLB on a secured basis. Borrowings at June 30, 1997 and 1996 were secured by a blanket lien over all assets equal to 110% of borrowings.

14.  Income Taxes

The Company files a consolidated Federal income tax return on a calendar-year basis. For calendar year ended December 31, 1995, the Bank was allowed a special bad debt deduction based on the greater of the amount calculated under the experience method or the percentage of taxable income method. The statutory percentage under the latter method was 8% for 1995. The percentage of taxable income method was allowable only if the Bank maintained at least 60% of its total assets in qualifying assets, as defined. If qualifying assets fell below 60%, the Bank would have been required to recapture its tax bad debt reserve into taxable income over a four-year period. The Bank's qualifying assets as a percentage of total assets exceeded the 60% limitation as of and during the fiscal years ended June 30, 1997, 1996 and 1995. The Bank used the percentage of taxable income method in its 1995 tax return.

Under legislation enacted subsequent to June 30, 1996, the Bank is no longer able to use the percentage of taxable income method for Federal tax purposes, but is permitted to deduct bad debts only as they occur and is additionally required to recapture (that is, take into taxable income) the excess balance of its bad debt reserves as of December 31, 1995 over the balance of such reserves as of December 31, 1987. However, such recapture requirements would be suspended for each of two successive taxable years beginning January 1, 1996 in which the Bank originates a minimum amount of certain residential loans based upon the average of the principal amounts of such loans made by the Bank during its six taxable years preceding January 1, 1996. As a result of this legislation, the Bank will incur additional Federal tax liability, but with no impact on the Bank's results of operations. The New York State and New York City tax laws have been amended to prevent a similar recapture of the Bank's bad debt reserve, and to permit continued future use of the bad debt reserve methods, for purposes of determining the Bank's New York State and New York City tax liabilities.

The Company files state and local tax returns on a calendar-year basis. State and local taxes imposed on the Company consist of New York State franchise tax, New York City Financial Corporation tax and Delaware franchise tax. The Company's annual liability for New York State and New York City purposes is the greater of a tax on income or an alternative tax based on a specified formula. The Company's liability for Delaware franchise tax is based on the lesser of a tax based on an authorized shares method or an assumed par value capital method; however under either method, the Company's total tax will not exceed $150,000. For the fiscal year ended June 30, 1997, 1996 and 1995, the Company's Delaware franchise tax was based on the authorized shares method. The Company provided for New York State and New York City taxes based on taxable income for the years ended June 30, 1997, 1996 and 1995.

In connection with the acquisitions of the Bank of Westbury and Sunrise Bancorp, Inc. a net deferred tax asset of $911,000 and a net deferred tax liability of $2,285,000, respectively, were recognized for temporary differences between the book basis and tax basis of assets and liabilities acquired.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1997 and June 30, 1996 are presented below:



                                                                      June 30       June 30,
                                                                       1997          1996
                                                                       ----          ----
                                                                           (In thousands)
    Provisions for Losses on Loans and Real Estate Owned.........  $    325       $      --
    Unrealized Loss on Available-for-Sale Securities.............        --           4,058
    Deferred Fees................................................       128             264
    Deposits.....................................................       535             795
    Other .......................................................       183             600
                                                                        ---             ---
    Total Deferred Tax Assets....................................     1,171           5,717
                                                                      -----           -----
Deferred Tax Liabilities:
    Provisions for Losses on Loans and Real Estate Owned.........        --             326
    Mortgage Loans...............................................       680             950
    Debt and Equity and Mortgage-Backed Securities...............       181             218
    Office Properties and Equipment..............................       830             690
    Mortgage Servicing Rights....................................       492             629
    Unrealized Gain on Available-for-Sale Securities.............     1,299              --
    Other........................................................       487             261
                                                                        ---             ---
   Total Deferred Tax Liabilities................................     3,969           3,074
                                                                      -----           -----
Net Deferred Tax (Liability) Asset...............................  $ (2,798)        $ 2,643
                                                                   ========         =======

The total income tax provision for the years ended June 30, 1997, 1996 and 1995 differs from the amount of tax provision that would result by applying the statutory United States Federal income tax rate of 35% for fiscal 1997 and 1996 and 34% for fiscal 1995 to income before income taxes:

                                                                    Year Ended June 30,
                                          --------------------------------------------------------------
                                                 1997                   1996                  1995
                                          -----------------      ----------------      -----------------
                                           Amount      %          Amount      %         Amount       %
                                           ------   -----         ------   -----        ------    -----
                                                           (Dollars in thousands)
Tax Provision Statutory Rate...........   $ 7,376     35.0%      $ 7,584    35.0%      $ 5,625     34.0%
Tax Exempt Interest on Municipal
  Investments..........................       (11)    (0.1)          (23)   (0.1)          (73)    (0.4)
Amortization of Excess of Cost Over
  Fair Value of Net Assets Acquired....     1,191      5.7           675     3.1            --       --
State and Local Income Tax, Net of
  Federal Income Tax Benefit...........     1,228      5.8         1,684     7.8         1,114      6.7
Other, Net.............................       354      1.7            26     0.1           176      1.1
                                           ------   -----         ------   -----        ------    -----
   Income Tax Expense .................   $10,138     48.1%      $ 9,946    45.9%      $ 6,842     41.4%
                                          =======     ====       =======    ====       =======     ====

The components of the provision for income taxes for the years ended June 30, 1997, 1996 and 1995 are as follows:
                                           Year Ended June 30,
                                     -------------------------------
                                       1997        1996        1995
                                       ----        ----        ----
  Current:                                 (In thousands)
    Federal..................       $ 8,193     $ 6,858       $4,708
    State and Local..........         1,861       2,348        1,470
                                      -----       -----        -----
                                     10,054       9,206        6,178
                                     ------       -----        -----
  Deferred:
    Federal..................            56         497          446
    State and Local..........            28         243          218
                                     ------       -----        -----
                                         84         740          664
                                      -----       -----        -----
                                   $ 10,138     $ 9,946       $6,842
                                     ======       =====        =====

15.  Commitments

At June 30, 1997 the Company was obligated under a number of non-cancelable operating leases on property used for banking purposes. Rental expense under these leases for the fiscal years ended June 30, 1997, 1996 and 1995 is approximately $1,048,000, $819,000 and $577,000, respectively. The projected minimum annual rentals under the terms of these leases, exclusive of taxes and other charges, are summarized as follows:
                                                                   Amount
                                                                   ------
                         Year ended June 30:                  (In thousands)
                         1998...............................     $ 1,070
                         1999...............................         990
                         2000...............................         853
                         2001...............................         709
                         2002...............................         685
                         Thereafter.........................         906
                                                                   -----
                                                                 $ 5,213
                                                                 =======

The Bank is a party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of the purchaser to a third party. The Bank, in connection with its service corporations, at June 30, 1997 and 1996, has outstanding balances on letters of credits of $500,000 and $500,000, respectively. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers (See note 7).

16.  Retirement Plan

The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated statements of condition:

                                                                                  June 30,
                                                                           ----------------------
                                                                            1997            1996
                                                                            ----            ----
                                                                              (In thousands)
Vested Benefit Obligation...........................................      $ 7,494         $ 6,933
Accumulated Benefit Obligation......................................        7,596           7,000
                                                                            =====           =====

Plan Assets at Fair Value............................................       8,825           8,435
Projected Benefit Obligation for Service Rendered to Date............       9,365           8,655
                                                                            -----           -----
Plan Assets Less Than Projected Benefit Obligation...................        (540)           (220)
Unrecognized Net Asset Value Being Amortized over 15 Years...........         (21)            (26)
Unrecognized Prior Service Cost......................................         (58)            (66)
Unrecognized Net Loss Due to Past Experience
   Different from Assumptions Made and Changes in Assumptions........       1,116             710
                                                                            -----             ---
Prepaid Pension Cost.................................................      $  497         $   398
                                                                           ======         =======

The components of net pension expense are as follows:
                                                         Year Ended June 30,
                                                    ----------------------------
                                                     1997       1996       1995
                                                     ----       ----       ----
                                                         (In thousands)
Service Cost-benefits Earned during the Year....    $ 327      $ 330      $ 282
Interest Cost on Projected Benefit Obligation...      627        553        502
Net Amortization and Deferral...................     (290)        64          9
Actual Return on Plan Assets....................     (482)      (778)      (680)
                                                     ----       ----       ----
Net Pension Expense.............................    $ 182      $ 169      $ 113
                                                    =====      =====      =====

                                                       Year Ended June 30,
                                                    ----------------------------
                                                     1997       1996       1995
                                                     ----       ----       ----
Assumptions Used:
    Weighted Average Discount Rate..................  7.0%       7.0%       7.0%
    Rate of Increase in Compensation Levels.........  5.0%       5.0%       5.0%
    Expected Long-term Rate of Return on Assets.....  9.0%       9.0%       9.0%

In connection with the acquisitions of Bank of Westbury and Sunrise Bancorp, Inc., their respective pension plans were terminated and are not included in the above tables. All former employees of Bank of Westbury and Sunrise Bancorp, Inc., remaining in the employment of the Company were eligible to participate in the Company pension plan effective June 1, 1997.

17.  Stock Benefit Plans

The following are the stock based benefit plans maintained by the Company:

Stock Option Plan
The Company maintains the 1994 and 1996 Stock Option Plans (the "Stock Option Plans"). Under the Stock Option Plans, (which expire ten years from the date of grant) stock options have been granted to the executive officers and officers of the Company and its affiliate, the Bank. Each option entitles the holder to purchase one share of the Company's common stock at an exercise price equal to the fair market value of the stock at the date of grant. Options will be exercisable in whole or in part over the vesting period. However, all options become 100% exercisable in the event that the employee terminates his employment due to death, disability, normal retirement, or in the event of a change in control of the Bank or the Company. Simultaneous with the grant of these options, the Personnel Committee of the Board of Directors granted "Limited Rights" with respect to the shares covered by the options. Limited Rights granted are subject to terms and conditions and can be exercised only in the event of a change in control of the Company. Upon exercise of a limited right, the holder shall receive from the Company a cash payment equal to the difference between the exercise price of the option and the fair market value of the underlying shares of common stock.

Stock Option Plan for Outside Directors
The Company maintains the 1994 and 1996 Stock Option Plans for Outside Directors (the "Directors' Option Plans"). Each member of the Board of Directors who is not an officer or employee of the Company or the Bank is granted non-statutory option to purchase shares of the Company's common stock. Members of the Board of Directors of the Company are granted options to purchase shares of the common stock of the Company at an exercise price equal to the fair market value of the stock at the date of grant. All of the options granted under the Directors' Option Plan become exercisable over the vesting period and expire upon the earlier of 10 years following the date of grant or one year following the date the optionee ceases to be a director.


                                                             Number of Shares of
                                                  --------------------------------------
                                                                    Non-        Non-         Weighted
                                                  Incentive      Statutory    Qualified       Average
                                                     Stock       Stock        Options to     Exercise
                                                   Options       Options      Directors        Price
                                                   -------       -------      ---------        -----

Options Reserved in Conversion.................     608,505      216,390      210,105        $ 10.00
                                                    =======      =======      =======        =======
Balance Outstanding at June 30, 1994...........     608,505      216,390      196,650        $ 10.00
Granted........................................          --           --           --             --
Forfeited......................................          --                        --             --
Exercised......................................          --           --           --             --
                                                   --------      -------      -------         ------
Balance Outstanding at June 30, 1995...........     608,505      216,390      196,650          10.00
Granted........................................          --           --        6,727          15.25
Forfeited......................................          --           --           --             --
Exercised......................................          --           --           --             --
                                                   --------      -------      -------         ------
Balance Outstanding at June 30, 1996...........     608,505      216,390      203,377          10.03
Granted........................................      70,398      213,402       40,500          18.22
Forfeited......................................          --           --           --             --
Exercised......................................     (48,780)     (35,000)      (6,000)         10.00
                                                   --------      -------      -------         ------
Balance Outstanding at June 30, 1997...........     630,123      394,792      237,877        $ 11.96
                                                    =======      =======      =======        =======
Shares Exercisable at June 30, 1997............     353,860      144,897      233,392        $ 11.02
                                                    =======      =======      =======        =======

Had compensation cost for the Company's three stock-based compensation plans been determined consistent with SFAS No. 123 for awards made after July 1, 1995, the Company's net income per common share would have been reduced to the pro forma amounts indicated below for the years ended June 30:

                                                        1997             1996
                                                        ----             ----
         (Dollars in thousands, except per share data)

         Net Income                 As Reported        $10,936         $11,723
                                    Pro forma            8,672          11,669

         Net Income per Common Share:
         Primary                    As Reported          $1.24            $1.31
                                    Pro forma             0.98             1.31

         Fully Diluted              As Reported          $1.21            $1.31
                                    Pro forma             0.96             1.31

The fair values of the share grants were estimated on the date of grant using the Black-Scholes option - pricing model using the following assumptions in fiscal 1997 and 1996: dividend yield of 3.00%; expected volatility of 16.64%; risk- free interest rates of 6.249%; and expected option lives of 6 years.

Employees Stock Ownership Plan ("ESOP")
The Bank has established an ESOP for eligible employees. Full-time employees employed with the Bank as of January 1, 1993, and full-time employees of the Company or the Bank employed after such date who have been credited with at least 1,000 hours during a twelve-month period and who have attained age 21 are eligible to participate.

The ESOP borrowed $8,280,000 from the Company and used the funds to purchase 828,000 shares of the Company's common stock issued in the Conversion. The loan is repaid principally from the Bank's discretionary contributions to the ESOP over a 10 year period. At June 30, 1997 and 1996, the loan had an outstanding balance of $5,622,000 and $6,472,000, respectively, and an interest rate of 8.50% and 8.25%, respectively. Interest expense for the obligation was $502,000 and $588,000, respectively, for the year ended June 30, 1997 and 1996. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is paid. Contributions to the ESOP and shares released from the loan collateral in an amount proportional to the repayment of the ESOP loan is allocated among participants on the basis of compensation, as described in the plan, in the year of allocation. Benefits generally become 100% vested after five years of credited service. However, in the event of a change in control, as defined in the plan, any unvested portion of benefits shall vest immediately. Forfeitures are reallocated among participating employees, in the same proportion as contributions. Benefits are payable upon death, retirement, disability, or separation from service based on vesting status and share allocations made.

As of June 30, 1997, 248,400 shares were allocated to participants and 41,400 shares were committed to be released. As shares are released from collateral, the shares become outstanding for earnings per share computations. As of June 30, 1997 and 1996, the fair market value of the 538,200 and 621,000 unearned shares, respectively, was $15,845,000 and $9,703,000, respectively.

Recognition and Retention Plans and Trusts (RRPs")
The Bank maintains a Recognition and Retention Plan for Officers and a Recognition and Retention Plan for Outside Directors (the "RRPs"). The purpose of the RRPs is to provide executive officers, officers, and directors of the Bank with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Bank. The RRPs acquired an aggregate of 414,000 shares of the Company's common stock in the Conversion of which 410,895 shares have been awarded to Officers and Directors (327,715 at the time of the Conversion and 83,180 thereafter). On June 19, 1996, 1,552 shares were awarded to a new director. The additional 1,552 shares have been reserved for future awards to directors. Such amounts represent deferred compensation and have been accounted for as a reduction of stockholders' equity. Awards vest at a rate of 20% per year for directors and officers, commencing one year from the date of award. Awards become 100% vested upon termination of employment due to death, disability, or following a change in control of the Bank or the Company.

The Company recorded compensation expenses for the ESOP and RRP of $2.5 million, $2.0 million, and $1.9 million, respectively, for the year ended June 30, 1997, 1996 and 1995.

18.  Regulatory Matters

Federal regulations require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a 3% core capital ratio and an 8% risk-based capital ratio. The OTS prompt corrective action standards effectively establish a minimum 2% tangible capital ratio, a minimum 4% leverage ratio
(core) capital ratio and a minimum 4% Tier 1 risked based capital ratio. As of June 30, 1997 and 1996, the Bank was in compliance with the regulatory capital requirements.

Additionally, under prompt corrective action regulations, the regulators have adopted rules, which require them to take action against undercapitalized institutions, based upon five categories of capitalization: "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", and "critically undercapitalized". The rules adopted generally provide that an insured institution whose risk-based capital ratio is 10% or greater, Tier 1 risk- based capital is 6% or greater, and leverage ratio is 5% or greater is considered a "well capitalized" institution. As of June 30, 1997, 1996 and 1995, the Bank is considered a "well capitalized" institution.

Dividend payments to the Company from the Bank are subject to the profitability of the Bank and by applicable laws and regulations. During fiscal 1997, the Bank made a $6.7 million dividend payment to the Company. During fiscal 1996 and 1995, the Bank did not make any dividend payments to the Company.

The following table sets forth the required ratios and amounts and the Bank's actual capital amounts and ratios at June 30, 1997 and 1996:

                                                 June 30, 1997
                       --------------------------------------------------------------
                         Capital                 Actual                Excess
                       Requirement     %        Capital      %        Capital      %
                       -----------   ----     ---------    ----     ---------    ----
                                            (Dollars in thousands)
 Tangible.........      $ 28,937     1.5%     $ 107,967    5.6%      $ 79,030     4.1%
 Leverage.........        57,874     3.0        107,967    5.6         50,093     2.6
 Risk-based.......        59,670     8.0        113,094   15.2         53,424     7.2


                                                 June 30, 1996
                       --------------------------------------------------------------
                         Capital                 Actual                Excess
                       Requirement     %        Capital      %        Capital      %
                       -----------   ----     ---------    ----     ---------    ----
                                            (Dollars in thousands)
 Tangible.........      $ 26,118     1.5%      $ 97,470    5.6%      $ 71,352     4.1%
 Leverage.........        52,236     3.0         97,470    5.6         45,234     2.6
 Risk-based.......        55,478     8.0        101,911   14.7         46,433     6.7


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



                                                                                    June 30,
                                                             ------------------------------------------------------
                                                                      1997                          1996
                                                              Carrying     Estimated        Carrying      Estimated
                                                               Amount     Fair Value         Amount      Fair Value
                                                               ------     ----------         ------      ----------
                                                                                 (In thousands)
On Balance Sheet:
Cash and Due from Banks..............................      $   29,565     $   29,565     $   22,420      $   22,420
Money Market Investments.............................           1,100          1,100         10,450          10,450
Debt and Equity Securities Available-for-Sale........          26,909         26,909         13,271          13,271
Debt and Equity Securities Held-to-Maturity..........          46,026         46,152         48,330          48,036
Mortgage-Backed Securities Available-for-Sale........         721,819        721,819        591,740         591,740
Mortgage-Backed Securities Held-to-Maturity..........         159,356        163,108        184,492         184,995
Loans Receivable, Net................................         909,321        910,671        817,746         814,988
Mortgage Servicing Rights............................           3,046          3,797          3,905           4,555
Deposits.............................................       1,436,037      1,432,234      1,345,626       1,342,419
Borrowed Funds.......................................         351,913        349,499        266,160         265,867

Off Balance Sheet:
Outstanding Commitments..............................          80,122         80,122         61,559          61,559
Letters of Credit....................................             500            500            500             500

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

Mortgage Servicing Rights
The fair value is estimated based upon a valuation which stratifies the mortgage servicing portfolio based upon the predominate risk characteristics of the underlying cash flows utilizing current market assumptions regarding discount rates, prepayment speeds, delinquency rates, etc.

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

20.  Parent-Only Financial Information

The following condensed statements of condition at June 30, 1997 and 1996 and condensed statements of income and cash flows for the years ended June 30, 1997, 1996 and 1995 for Reliance Bancorp, Inc. (parent company only) reflects the Company's investment in its wholly-owned subsidiary, the Bank, using the equity method of accounting.

CONDENSED STATEMENTS OF CONDITION
                                                                                                    June 30,
                                                                                         ---------------------------
                                                                                             1997             1996
                                                                                         ---------         --------
                                                                                                    (In thousands)
ASSETS
Cash..............................................................                       $    470          $    361
Money Market Investments..........................................                          1,100             9,450
Debt Securities Available-for-Sale................................                          4,811                --
ESOP Loan Receivable..............................................                          5,622             6,472
Other Assets......................................................                            633               909
Investment in Reliance Federal Savings Bank.......................                        151,772           137,680
                                                                                         -------           -------
        Total Assets..............................................                       $164,408          $154,872
                                                                                         ========          ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued Expenses..................................................                       $  1,738          $  1,253
Stockholders' Equity..............................................                        162,670           153,619
                                                                                          -------           -------
        Total Liabilities and Stockholders' Equity................                       $164,408          $154,872
                                                                                         ========          ========


CONDENSED STATEMENTS OF INCOME
                                                                                    Year Ended June 30,
                                                                    -------------------------------------------
                                                                        1997              1996             1995
                                                                        ----              ----             ----
                                                                                      (In thousands)
Interest Income - Securities and Repurchase Agreements..........    $    230          $    958          $ 1,804
Interest Income - ESOP Loan Receivable..........................         502               588              655
                                                                         ---               ---              ---
        Total Interest Income...................................         732             1,546            2,459

Cash Dividends from the Bank....................................       6,700                --               --
Other Operating Income..........................................          --                 3               --
Other Operating Expense.........................................        (521)             (551)            (497)
                                                                        ----              ----             ----
Income Before Income Taxes and Equity in Undistributed
   Earnings of the Bank.........................................       6,911               998            1,962
Provision for Income Taxes......................................          90               445              810
                                                                       -----               ---             ----
Income before Equity in Undistributed
    Earnings of the Bank........................................       6,821               553            1,152
Equity in Undistributed Earnings of Reliance
    Federal Savings Bank........................................       4,115            11,170            8,550
                                                                       -----            ------            -----
                Net Income......................................     $10,936           $11,723          $ 9,702
                                                                    ========          ========          =======

CONDENSED STATEMENTS OF CASH FLOWS

                                                                                    Year Ended June 30,
                                                                    -------------------------------------------
                                                                        1997              1996             1995
                                                                        ----              ----             ----
                                                                                    (In thousands)
Net Income......................................................    $ 10,936          $ 11,723          $ 9,702
Equity in Undistributed Earnings of the Bank ...................      (4,115)          (11,170)          (8,550)
Accretion of Discounts..........................................         (70)               --             (906)
Net Gain on Sale of Securities..................................          --                (3)              --
Decrease (Increase) in Other Assets.............................         544               (73)            (491)
Increase (Decrease) in Accrued Expenses.........................         122                52             (107)
                                                                         ---                --             ----
     Net Cash Provided by (Used in) Operating Activities........       7,417               529             (352)
                                                                       -----               ---             ----

Cash Flows from Investing Activities:
Purchase of Debt Securities Available-for-Sale..................      (4,715)               --          (19,654)
Maturities of Debt Securities Available-for-Sale................          --                --           23,300
Proceeds from Sales of Debt Securities Available-for-Sale.......          --            23,883           11,146
Principal Payments on ESOP Loan Receivable......................         850               831              977
Payments for Investments in Subsidiary..........................          --            (9,673)              --
                                                                      ------            ------           ------
    Net Cash (Used in) Provided by Investing Activities.........      (3,865)           15,041           15,769
                                                                      ------            ------           ------
Cash Flows from Financing Activities:
Purchase of Treasury Stock......................................      (8,113)           (3,829)         (13,040)
Net Proceeds from Issuance of Common Stock
   Upon Exercise of Stock Options...............................         898                --               --
Dividends Paid..................................................      (4,578)           (3,808)          (2,707)
                                                                      ------            ------           ------
     Net Cash Used in Financing Activities......................     (11,793)           (7,637)         (15,747)
                                                                     -------            ------          -------

Net (Decrease) Increase in Cash and Cash Equivalents............      (8,241)            7,933             (330)
Cash and Cash Equivalents at Beginning of Year..................       9,811             1,878            2,208
                                                                       -----             -----            -----
Cash and Cash Equivalents at the End of Year....................     $ 1,570           $ 9,811          $ 1,878
                                                                     =======           =======          =======

 INDEPENDENT AUDITORS' REPORT
 ----------------------------

[LOGO] KPMG Peat Marwick LLP

          Certified Public Accountants
          One Jericho Plaza
          Jericho, NY 11753

To the Board of Directors and Stockholders of Reliance Bancorp, Inc.,

We have audited the accompanying consolidated statements of condition of Reliance Bancorp, Inc. and subsidiary as of June 30, 1997 and 1996 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Reliance Bancorp, Inc. and subsidiary as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997, in conformity with generally accepted accounting principles.



/s/  KPMG Peat Marwick LLP
     Jericho, New York
     July 24, 1997

Reliance Bancorp, Inc. and Subsidiary
Selected Consolidated Quarterly Financial Data
----------------------------------------------
(Unaudited)


(Dollars in thousands, except per share data)
                                                                           Fiscal 1997 Quarter Ended
                                                          --------------------------------------------------------
                                                           September 30,   December 31,   March 31,       June 30,
                                                          -------------    ------------   ---------       --------

Interest Income.............................................  $ 31,960       $ 33,189       $ 33,596      $ 34,544
Interest Expense............................................    17,014         17,801         17,904        18,934
                                                                ------         ------         ------        ------
Net Interest Income.........................................    14,946         15,388         15,692        15,610
Provision for Loan Losses...................................       100            250            300           300
                                                                ------         ------         ------        ------
Net Interest Income after Provision for Loan Losses.........    14,846         15,138         15,392        15,310
Non-Interest Income.........................................       686          1,022            897           807
General and Administrative Expense..........................    (7,997)        (7,830)        (7,539)       (7,621)
Real Estate Operations, net.................................      (104)          (117)          (114)          (48)
Amortization of Excess of Cost Over Fair Value
  of Net Assets Acquired....................................     (856)           (856)          (846)         (846)
SAIF Recapitalization Charge................................    (8,250)            --             --            --
                                                                ------         ------         ------        ------
Income (Loss) Before Provision for Income Taxes.............    (1,675)         7,357          7,790         7,602
Income Tax Expense (Benefit)................................      (271)         3,478          3,667         3,264
                                                                ------         ------         ------        ------
Net Income (Loss)...........................................  $ (1,404)       $ 3,879        $ 4,123       $ 4,338
                                                              ========        =======        =======       =======

Primary Earnings (Loss) Per Share...........................  $  (0.17)       $  0.44        $  0.46       $  0.49
                                                              ========        =======        =======       =======
Fully Diluted Earnings (Loss) Per Share ....................  $  (0.17)       $  0.44        $  0.46       $  0.48
                                                              ========        =======        =======       =======

                                                                          Fiscal 1996 Quarter Ended
                                                          --------------------------------------------------------
                                                           September 30,   December 31,   March 31,       June 30,
                                                          -------------    ------------   ---------       --------
Interest Income...........................................     $18,956        $21,132        $29,156       $31,128
Interest Expense..........................................       9,862         11,197         15,601        16,325
                                                                ------         ------         ------        ------
Net Interest Income.......................................       9,094          9,935         13,555        14,803
Provision for Loan Losses.................................         100            100            425           100
                                                                ------         ------         ------        ------
Net Interest Income after Provision for Loan Losses.......       8,994          9,835         13,130        14,703
Non-Interest Income.......................................         316            389          1,405         1,000
General and Administrative Expense........................      (5,097)        (5,390)        (7,286)       (7,823)
Real Estate Operations, net...............................         (48)           (16)          (366)         (149)
Amortization of Excess of Cost Over Fair Value
  of Net Assets Acquired..................................         (86)          (130)          (856)         (856)
                                                                ------         ------         ------        ------
Income Before Provision for Income Taxes..................       4,079          4,688          6,027         6,875
Income Tax Expense........................................       1,719          2,048          2,904         3,275
                                                                ------         ------         ------        ------
Net Income................................................     $ 2,360        $ 2,640        $ 3,123       $ 3,600
                                                               =======        =======        =======       =======
Fully Diluted Earnings Per Share .........................     $  0.26        $  0.30        $  0.35       $  0.40
                                                               =======        =======        =======       =======

RELIANCE BANCORP, INC.
----------------------

                               BOARD OF DIRECTORS

Raymond L. Nielsen
Chairman of the Board and
former Chief Executive Officer


Raymond A. Nielsen
Chief Executive Officer
and President

Thomas G. Davis, Jr.
Retired - President and Director
Institutional Mortgage Investors
   Management Corp.

Donald LaPasta
Retired - Chairman of the Board
and Chief Executive Officer
Reliance Federal Savings Bank

Douglas G. LaPasta
Principal of Stonehill
Management Consultants

Conrad J. Gunther, Jr.
Vice President
Allied Coverage Corp.

Peter F. Neumann
Retired President
Bradley & Parker
Flynn-Neumann Agency, Inc.

J. William Newby
Owner/President
Beacon Mortgage Company

                               EXECUTIVE OFFICERS

Raymond A. Nielsen
Chief Executive Officer
and President

Paul D. Hagan
Senior Vice President and
Chief Financial Officer


Gerald M. Sauvigne
Executive Vice President and
Treasurer

John F. Traxler
Vice President
Investment Officer

Joseph F. Lavelle
Senior Vice President
Retail Banking Division
and Corporate Secretary





RELIANCE FEDERAL SAVINGS BANK*
------------------------------
                               EXECUTIVE OFFICERS

                 * Executive officers of Reliance Bancorp, Inc.
                        also serve as executive officers
                       of Reliance Federal Savings Bank.

                                 VICE PRESIDENTS

Dorothy J. Brown
Human Resources

John C. Correll
Home Mortgage

Frank A. Dreiss, Jr.
Data Processing


John J. Hogan
Marketing

James F. Kramer
Controller

William J. McKenna
Loan Servicing


Jeannette Sabatelli
Consumer Credit

Frances Secondo
Internal Audit

Kevin J. Talty
Mortgage Originations
                            ASSISTANT VICE PRESIDENTS

John F. Brackx
Joseph C. Byrne
Christine V. Gerber

Diane M. Holland
Russell M. Kerstein
Steven F. Leibow
John J. Martingale


Francis J. McHale, Jr.
Stephen Plezia
Ronald K. Session

RELIANCE BANCORP, INC.
----------------------

                                 BANKING OFFICES

QUEENS
------------------------------
Auburndale
32-02 Francis Lewis Boulevard
Flushing, New York 11358
Mary Wright
AVP - Branch Manager

Hillcrest
69-09 164th Street
Flushing, New York 11365
Carol Murray
AVP - Branch Manager

Hollis
204-12 Hillside Avenue
Hollis, New York  11423
Pat Klos
AVP - Branch Manager

Jamaica
162-04 Jamaica Avenue
Jamaica, NY 11432
Ruby Griffin
AVP - Branch Manager

Queens Village
216-26 Jamaica Avenue
Queens Village, New York 11428
Maureen Milo
Branch Manager

Whitestone
19-01 Utopia Parkway
Whitestone, New York 11357
Beverly Bent
Branch Manager

Winchester
233-15 Hillside Avenue
Queens Village, New York 11427
Margaret Modesti
AVP - Branch Manager

NASSAU
------------------------------
Albertson
983 Willis Avenue
Albertson, New York 11507
Hope Scorcia
AVP - Branch Manager

Bethpage
570 Stewart Avenue
Bethpage, New York 11714
Joanne Alexander
AVP - Branch Manager

Carle Place
215 Glen Cove Road
Carle Place, New York 11514

Farmingdale
312 Conklin Street
Farmingdale, New York 11735
Thomas Rose
AVP - Branch Manager

South Farmingdale
195 Merritt Road
So. Farmingdale, New York 11735
Rosemary Demeo
AVP - Branch Manager

Franklin Square
172 New Hyde Park Road
Franklin Square, New York 11010
Janet Heck
Branch Manager

Hicksville
405 Jerusalem Avenue
Hicksville, New York 11801
Jacqueline Harrison
Branch Manager

North Bellmore
2843 Jerusalem Avenue
North Bellmore, New York 11710
Anne Marie Richartz
Branch Manager

Plainview
1074 Old Country Road
Plainview, New York 11803
Sandra McGrath
Branch Manager

                             RELIANCE BANCORP, INC.

Roosevelt Field
300 Garden City Plaza
Garden City, New York 11530
Jean Hahn
Branch Manager

Salisbury
2530 Stewart Avenue
Westbury, New York 11590
Lucille Rocco
AVP - Branch Manager

Westbury
341 Post Avenue
Westbury, New York 11590
Sandra McGrath
Branch Manager

Williston Park
422 Hillside Avenue
Williston Park, New York 11596
Dennis Holzbaur
AVP - Branch Manager


S U F F O L K
-------------
Deer Park
2087 Deer Park Avenue
Deer Park, New York 11729
Emil Savoia
AVP - Branch Manager

Kings Park
742 Route 25 A
Kings Park, New York 11754
Rosemarie DiPiano
Branch Manager

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

North Babylon
1134 Deer Park Avenue
North Babylon, New York 11703
Anthony Ferrante
Branch Manager

North Brentwood
340 Washington Avenue
North Brentwood, New York 11717
Richard Morrison
Branch Manager

St. James
245 Lake Avenue
St. James, New York 11780
Doreen Midili
Branch Manager

West Islip
434 Union Boulevard
West Islip, New York 11795
Lisa Guariglia
Branch Manager

                   S T O C K H O L D E R   I N F O R M A T I O N


ADMINISTRATIVE OFFICES
585 Stewart Avenue
Garden City, New York 11530

ANNUAL MEETING OF SHAREHOLDERS Annual Meeting of Shareholders is scheduled to be held on November 19, 1997 at the Long Island Marriott Hotel and Conference Center. A notice of the meeting, a proxy statement and a proxy form are included with this mailing to stockholders of record as of October 10, 1997. All shareholders are welcome to attend.

STOCK LISTING INFORMATION
Reliance Bancorp, Inc.'s common stock is traded on the National Association of Securities Dealers Automated Quotation/National Market Securities (NASDAQ/NMS) under the symbol "RELY". Daily quotations are included in the NASDAQ national market stock tables published in leading dailies and other business publications.

INVESTOR RELATIONS
Shareholders, investors and analysts interested in additional information about Reliance Bancorp, Inc. are invited to contact:

Paul D. Hagan
Senior Vice President
Chief Financial Officer
585 Stewart Avenue
Garden City, New York 11530
(516) 222-9300

Copies of the Company's earnings releases and financial publications, including the annual report on Form 10-K filed with the Securities and Exchange Commission are available without charge by writing to Helen V. Tolentino at the Administrative Offices, or visit our website at http://www.reliance-federal.com.


STOCK TRANSFER AGENT AND REGISTRAR Shareholders wishing to change the name, address, or ownership of stock, to report lost certificates or to consolidate accounts are asked to contact the Company's stock registrar and transfer agent directly:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
1-800-368-5948

STOCK PRICE INFORMATION
Shares of the common stock were made available to qualified subscribers at $10.00 per share during the initial offering. The tables show the reported high and low sales prices of the common stock during fiscal 1997 and 1996.

                                 1997

               --------------------------------------
                First     Second    Third     Fourth
               Quarter    Quarter  Quarter    Quarter
               -------    -------  -------    -------
High..........$19.50     $19.50     $25.38     $29.44
Low...........$15.63     $17.50     $18.63     $22.00

                                 1996
                --------------------------------------
                First     Second     Third     Fourth
               Quarter    Quarter   Quarter    Quarter
               -------    -------   -------    -------
High..........$14.75     $15.25     $16.13     $16.50
Low...........$13.19     $13.13     $14.13     $14.50

As of July 31, 1997, the Company had approximately 1,000 shareholders of record, not including the number of persons or entities holding stock in nominee or street name through various brokers and banks.

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
1 Jericho Plaza
Jericho, New  York 11753

COUNSEL
Berkman, Henoch, Peterson & Peddy
777 Zeckendorf Boulevard
Garden City, New York 11530

Muldoon, Murphy & Faucette
5101 Wisconsin Avenue, N.W.
Washington, D.C.  20016

                                                        58