Form 10-K, Exhibit 13
period 1998-06-30
RELIANCE BANCORP INC
filed 1998-09-28
CIK 915765

RELIANCE BANCORP, INC. AND SUBSIDIARY
FINANCIAL SECTION
-------------------------------------------------------------------

CONTENTS
-------------------------------------------------------------------


Selected Consolidated Financial and Other Data
  of the Company..................................................5

Management's Discussion and Analysis of
   Financial Condition and Results of Operations..................7

Consolidated Statements of Condition as of
   June 30, 1998 and 1997........................................22

Consolidated Statements of Income for
   the years ended June 30, 1998, 1997 and 1996..................23

Consolidated Statements of Changes in
   Stockholders' Equity for the years ended
   June 30, 1998, 1997 and 1996..................................24

Consolidated Statements of Cash Flows for
   the years ended June 30, 1998, 1997 and 1996..................25

Notes to Consolidated Financial Statements.......................27

Independent Auditors' Report.....................................52

Selected Consolidated Quarterly Financial Data...................53

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

                                                                                              At June 30,
                                                                    ------------------------------------------------------------
Selected Financial Data:                                             1998          1997          1996         1995         1994
-----------------------                                             -------      --------       --------    --------      ------
Total Assets..................................................... $2,485,729    $1,976,764    $1,782,550    $931,436    $830,501
Loans Receivable, Net............................................    969,797       909,321       817,746     332,080     330,720
Debt and Equity Securities Available-for-Sale....................    134,907        26,909        13,271      23,880      37,588
Debt and Equity Securities Held-to-Maturity......................     40,189        46,026        48,330      23,890      39,492
Mortgage-Backed Securities Available-for-Sale....................    940,347       721,819       591,740     104,453          --
Mortgage-Backed Securities Held-to-Maturity......................    249,259       159,356       184,492     413,762     394,199
Excess of Cost Over Fair Value of Net Assets Acquired............     58,936        45,463        49,429          --          --
Real Estate Owned, Net...........................................        755           450         1,564       1,558       2,911
Deposits.........................................................  1,628,298     1,436,037     1,345,626     670,317     587,221
Borrowed Funds...................................................    630,206       351,913       266,160      97,035      78,000
Total Stockholders' Equity.......................................    194,864       162,670       153,619     153,733     157,851

                                                                                         Year Ended June 30,
                                                                    -----------------------------------------------------------
Selected Operating Data:                                              1998         1997           1996        1995        1994
-----------------------                                             --------     --------       --------    --------     ------
Interest Income..................................................  $153,819       $133,289      $100,372    $ 61,260    $ 47,224
Interest Expense ................................................    86,828         71,653        52,985      28,361      20,024
                                                                     ------         ------        ------     -------     -------
     Net Interest Income.........................................    66,991         61,636        47,387      32,899      27,200
Less Provision for Loan Losses...................................     1,650            950           725         400         393
                                                                     ------        -------       -------     -------     -------
     Net Interest Income After Provision for Loan Losses.........    65,341         60,686        46,662      32,499      26,807

Non-Interest Income:
Loan Fees and Service Charges....................................     1,047            683           826         269         260
Other Operating Income...........................................     3,452          2,557         1,606         841         859
Income from Money Centers........................................     1,882             --            --          --          --
Condemnation Award on Joint Venture..............................     1,483             --            --          --          --
Net (Loss) Gain on Securities....................................        (5)           172           678         147          --
                                                                     -------       -------        ------      ------      ------
     Total Non-Interest Income...................................     7,859          3,412         3,110       1,257       1,119
                                                                     -------       -------        ------      ------      ------

Non-Interest Expense:
Compensation and Benefits........................................    20,297         16,509        13,395       9,562       7,068
Occupancy and Equipment..........................................     6,531          5,719         4,481       2,462       2,336
Federal Deposit Insurance Premiums...............................       921          1,813         2,399       1,376       1,374
Advertising......................................................     1,202          1,168         1,152       1,158         670
Other Operating Expenses.........................................     6,274          5,778         4,169       3,039       2,366
                                                                     ------        -------       -------     -------      ------
     Total General and Administrative Expenses...................    35,225         30,987        25,596      17,597      13,814
Real Estate Operations, Net......................................       218            383           579        (385)      1,080
Amortization of Excess of Cost Over Fair
  Value of Net Assets Acquired...................................     4,218          3,404         1,928          --          --
SAIF Recapitalization Charge.....................................        --          8,250            --          --          --
                                                                    -------        -------       -------     -------      ------
     Total Non-Interest Expense..................................    39,661         43,024        28,103      17,212      14,894
                                                                    -------        -------       -------     -------      ------

     Income Before Income Taxes and Cumulative
         Effect of Change in Accounting Principle................    33,539         21,074        21,669      16,544      13,032
Income Tax Expense...............................................    14,810         10,138         9,946       6,842       5,538
                                                                    -------        -------       -------     -------      ------
     Income Before Cumulative Effect of
         Change in Accounting Principle..........................    18,729         10,936        11,723       9,702       7,494
Cumulative Effect of Change in Accounting Principle (1)..........        --             --            --          --       1,200
                                                                    -------        -------       -------     -------      ------
     Net Income..................................................  $ 18,729       $ 10,936      $ 11,723     $ 9,702     $ 8,694
                                                                     ======         ======        ======       =====       =====
Earnings Per Share: (2)          Basic...........................    $ 2.11         $ 1.32        $ 1.36      $ 1.04      $ 0.22
                                 Diluted.........................    $ 1.99         $ 1.25        $ 1.32      $ 1.03      $ 0.22
(See footnotes on following page)

                                                                 5



Reliance Bancorp, Inc. and Subsidiary
Selected Consolidated Financial and Other Data of the Company
-------------------------------------------------------------

                                                                                   At or for the Year Ended June 30,
                                                                     --------------------------------------------------------
                                                                     1998         1997         1996         1995         1994
                                                                     ----         ----         ----         ----         ----
Performance Ratios:
Return on Average Assets (1)......................................   0.86%        0.58%        0.83%        1.08%       1.15%
Return on Average Stockholders' Equity (1)(3).....................  10.42         7.02         7.58         6.17        9.82
Return on Average Tangible Stockholders' Equity (1)(3)............  15.14        10.10         9.18         6.17        9.82
Average Stockholders' Equity to Average Assets....................   8.45         8.24        10.92        17.60       11.68
Stockholders' Equity to Total Assets..............................   7.84         8.23         8.62        16.51       19.01
Tangible Stockholders' Equity to Tangible Assets..................   5.60         6.07         6.01        16.51       19.01
Core Deposits to Total Deposits...................................  36.91        37.40        41.68        36.12       49.08
Net Interest Spread...............................................   2.98         3.22         3.17         3.11        3.36
Net Interest Margin (4)...........................................   3.28         3.47         3.52         3.77        3.69
General and Administrative Expenses to Average Assets.............   1.62         1.66         1.81         1.97        1.82
Operating Income to Average Assets (5)............................   0.29         0.17         0.16         0.14        0.15
Average Interest-Earning Assets to
  Average Interest-Bearing Liabilities............................  1.07X        1.06X        1.09X        1.20X        1.12X

Selected Financial Ratios, Excluding SAIF
Recapitalization Assessment
Return on Average Assets (1)......................................   0.86%        0.84%        0.83%        1.08%       1.15%
Return on Average Stockholders' Equity (1)(3).....................  10.42        10.12         7.58         6.17        9.82
Return on Average Tangible Stockholders' Equity (1)(3)............  15.14        14.56         9.18         6.17        9.82

Asset Quality Ratios:
Non-Performing Loans to Total Loans (6)...........................   0.95%        1.61%        1.58%        1.10%       1.08%
Non-Performing Loans to Total Assets..............................   0.37         0.75         0.73         0.39        0.43
Non-Performing Assets to Total Assets (7)........................    0.40         0.77         0.82         0.56        0.78
Allowance for Loan Losses to Total Loans..........................   0.91         0.57         0.55         0.52        0.43
Allowance for Loan Losses to Non-Performing Loans.................  96.12        35.18        34.63        47.10       39.38

Other Data:

Number of Deposit Accounts........................................ 169,071      164,121     164,368       68,617      63,416
Full-Service Banking Offices......................................      30           28          28           11          11


(1) Reflects the cumulative effect of the Company's adoption of Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," in the fiscal year ended June 30, 1994.
(2) Earnings per share for fiscal year ended 1994 is based on net income from March 31, 1994 to June 30, 1994.
(3) For purposes of these calculations, average stockholders' equity and average stockholders' tangible equity exclude the effect of changes in the unrealized appreciation (depreciation) on securities available-for-sale, net of taxes.
(4) Calculation is based upon net interest income before provision for loan losses divided by average interest-earning assets.
(5) Operating income represents total  non-interest  income less (plus) net gain
(loss) on sale of securities and condemnation award on joint venture.
(6) Non-performing loans consist of all loans 90 days or more past due and any other loans, or any portion thereof, that have been determined to be doubtful of collection.
(7) Non-performing assets consist of non-performing loans and real estate owned.

Management's Discussion and Analysis of Financial Condition and Results of Operations

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


The Company is headquartered in Garden City, New York and its primary business currently consists of the operation of its wholly-owned subsidiary, the Bank. In addition to directing, planning and coordinating the business activities of the Bank, the Company currently invests primarily in U.S. Government securities, corporate debt securities and repurchase agreements. In addition, the Company completed the acquisitions of the Bank of Westbury, a Federal Savings Bank, in August 1995, Sunrise Bancorp, Inc., in January 1996 and Continental Bank, a commercial bank, in October 1997, which were all merged into the Bank.

The Bank's principal business is attracting retail deposits from the general public and investing those deposits, together with funds generated from operations, principal repayments and borrowings, primarily in mortgage, consumer, multi-family, commercial, commercial real estate, construction and guaranteed student loans. In connection with the acquisition of Continental Bank, the Bank now offers both secured and unsecured commercial loans. In addition, during periods in which the demand for loans which meet the Bank's underwriting and interest rate risk standards and policies is lower than the amount of funds available for investment, the Bank invests in mortgage-backed securities, securities issued by the U.S. Government and agencies thereof and other investments permitted by federal laws and regulations. The Bank also operates, as a result of the Continental Bank acquisition, five check cashing ("Money Centers") operations which result in additional fee income to the Bank.

The Company's results of operations are dependent primarily on interest income from its securities investments and earnings of the Bank. The Bank's results of operations are primarily dependent on its net interest income, which is the difference between the interest earned on its assets, primarily its loan and securities portfolios, and its cost of funds, which consists of the interest paid on its deposits and borrowings. The Bank's net income also is affected by its provision for loan losses as well as non-interest income, general and administrative expense, other non-interest expense, and income tax expense. General and administrative expense consists primarily of compensation and benefits, occupancy expenses, federal deposit insurance premiums, advertising expense and other general and administrative expenses. Other non-interest expense consists of real estate operations, net, amortization of excess of cost over the fair value of net assets acquired, and in fiscal 1997, a one-time pre-tax SAIF recapitalization charge. The earnings of the Company and Bank are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

Completion of Acquisition of Continental Bank

On October 17, 1997, the Company completed the acquisition of Continental Bank ("Continental"), a commercial bank with two full service banking offices located in Nassau and Suffolk counties in Long Island, New York, a commercial lending facility and five check cashing facilities in Manhattan. Under the terms of the merger, Reliance issued 1.10 shares of its common stock for each outstanding common share of Continental. The cost of the acquisition was approximately $24.4 million. The Company accounted for the transaction using the purchase method of accounting which resulted in excess of cost over the fair value of net assets acquired ("goodwill") of $17.7 million which is being amortized on a straight line basis over 15 years. As of the completion of the acquisition which was effected by merging the net assets acquired into the Bank, the Bank continued to exceed each of its regulatory capital requirements.

Financial Condition

As of June 30, 1998, total assets were $2.5 billion, an increase of $509.0 million, or 25.7%, from $2.0 billion at June 30, 1997. Mortgage-backed securities increased $308.4 million, or 35.0%, from $881.2 million at June 30, 1997 to $1.2 billion at June 30, 1998, with the increase primarily due to securities acquired from Continental Bank and increased purchases of private label collateralized mortgage obligations offset by amortization and prepayments. Investment securities increased

$102.2 million, or 140.1%, from $72.9 million at June 30, 1997 to $175.1 million at June 30, 1998, as the Company deployed some of the proceeds from the capital securities issued in April 1998 into investment securities. Loans receivable, net increased $60.5 million, or 6.7%, from $909.3 million at June 30, 1997 to $969.8 million at June 30, 1998 as a result of increased multi-family lending and from commercial loans acquired from Continental Bank.

Funding for the purchases of mortgage-backed securities, investments securities and loans was obtained through a combination of new deposit growth, borrowings, proceeds from the trust preferred securities and cash flows. Deposits increased $192.3 million, or 13.4% during the fiscal year ended June 30, 1998 as a result of growth in new certificate of deposit products and deposits acquired from Continental Bank. Borrowings increased from $351.9 million at June 30, 1997 to $630.2 million at June 30, 1998, an increase of $278.3 million, or 79.1%. The increase in borrowings is attributable to additional leveraging of the statement of condition and the proceeds from the trust preferred securities. The Bank has been using borrowings to leverage its capital and fund asset growth.

Treasury stock decreased from $27.5 million at June 30, 1997 to $24.0 million at June 30, 1998 as a result of the issuance of approximately 1 million shares to purchase Continental Bank partially offset by additional purchases.

Non-performing assets

Non-performing loans totalled $9.3 million, or 0.95% of total loans at June 30, 1998, as compared to $14.7 million, or 1.61% of total loans at June 30, 1997. Non-performing loans at June 30, 1998 were comprised of $6.4 million of loans secured by one- to four-family residences, $2.1 million of commercial real estate loans, $567,000 of commercial loans and $208,000 of guaranteed student and other loans. As a result of a decrease in non-performing loans and an increased asset base, the non-performing assets to total assets ratio improved to 0.40% at June 30, 1998 from 0.77% at June 30, 1997.

For the fiscal year ended June 30, 1998, the Company's loan loss provision was $1.7 million as compared to $950,000 in the prior year period. The Company increased its provision for loan losses to continue to increase its loan loss coverage ratios, particularly in light of increased multi-family lending and commercial loans acquired from Continental Bank. The Company's allowance for loan losses totalled $8.9 million at June 30, 1998 as compared to $5.2 million at June 30, 1997 which represents a ratio of allowance for loan losses to non-performing loans and to total loans of 96.12% and 0.91% and 35.18% and 0.57%, respectively. The significant increase in the loan loss coverage ratios is the result of $2.7 million of allowances acquired from Continental Bank and the lower level of non-performing loans. For the fiscal year ended June 30, 1998, the Company experienced net charge-offs of $636,000, as compared to $263,000 in the prior year period. Management believes the allowance for loan losses at June 30, 1998 is adequate, and sufficient reserves are presently maintained to cover losses on non-performing loans.

Asset/Liability Management

One of the Bank's primary long-term financial objectives has been and will continue to be to monitor the sensitivity of its earnings to interest rate fluctuations by maintaining an appropriate matching of the maturities and interest rate repricing characteristics of its assets and liabilities in relation to the current and anticipated interest rate environment. In an effort to realize this objective and minimize the Bank's exposure to interest rate risk, the Bank emphasizes the origination of adjustable-rate mortgage ("ARM"), commercial and consumer loans, shorter-term fixed rate multi-family, mortgage, commercial and consumer loans and the purchase of shorter-term fixed rate and adjustable-rate mortgage-backed securities. However, there can be no assurances that the Bank will be able to originate adjustable-rate loans or acquire mortgage-backed securities with terms and characteristics which conform with the Bank's underwriting standards, investment criteria or interest rate risk policies.

The Company has attempted to limit its exposure to interest rate risk through the origination and purchase of adjustable-rate mortgage loans ("ARMs") and through purchases of adjustable-rate mortgage-backed and mortgage-related securities and fixed rate mortgage-backed and mortgage-related securities with short- and medium-term average lives. In the most recent fiscal year, the Bank has not been able to originate a significant amount of ARM's due to customer preference for fixed rate loans. The actual duration of mortgage loans and mortgage-backed securities can be significantly impacted by changes in mortgage prepayment and market interest rates. Mortgage prepayment rates will vary due to a number of factors, including the regional economy in the area where the underlying mortgages were originated, seasonal factors, demographic variables and the assumability of the underlying mortgages. However, the largest determinants of prepayment rates are prevailing interest rates and related mortgage refinancing opportunities. Management monitors interest rate sensitivity so that adjustments in the asset and liability mix, when deemed appropriate, can be made on a timely basis.

At June 30, 1998, $841.3 million, or 41.2%, of the Bank's interest-earning assets consisted of adjustable-rate loans and mortgage-backed securities. The Bank's mortgage loan portfolio totalled $791.0 million, of which, $425.3 million, or 53.8%, were adjustable-rate loans and $365.7 million, or 46.2%, were fixed-rate loans. In addition, at June 30, 1998, the Bank's consumer loan portfolio totalled $137.9 million, of which, $110.4 million, or 80.1%, were adjustable-rate home equity lines of credit and guaranteed student loans and $27.5 million, or 19.9%, were fixed-rate home equity and other consumer loans. At June 30, 1998, the Bank's commercial loan portfolio totalled $49.9 million of which $42.8 million, or 85.8% were adjustable rate loans and $7.1 million, or 14.2% were fixed rate loans. At June 30, 1998, the mortgage-backed securities portfolio totalled $1.2 billion of which $940.3 million was classified as available-for-sale and $249.3 million was classified as held-to-maturity. Of the $940.3 million classified as available-for-sale, $187.0 million, or 15.7% of the total mortgage-backed portfolio, were adjustable-rate securities and $753.3 million, or 63.3%, were fixed-rate securities. Of the $249.3 million classified as held-to-maturity, $75.8 million, or 6.4% of the total mortgage-backed portfolio, were adjustable-rate securities and $173.5 million, or 14.6%, were fixed-rate securities. The Bank expects to continue to invest in shorter term fixed-rate and adjustable-rate mortgage-backed securities to reduce credit risk as well as minimize exposure to volatile interest rates. Recently, the Bank has purchased longer term fixed-rate higher yielding mortgage-backed securities to offset the prepayment risk of adjustable-rate securities during a falling interest rate environment. It should be noted that adjustable-rate loans and mortgage-backed securities backed by ARM loans initially bear rates of interest below that of comparable fixed rate loans or mortgage-backed securities backed by fixed rate loans. Accordingly, increased emphasis on adjustable-rate loans and mortgage-backed securities may, under certain interest rate conditions, result in the Bank's yield on interest-earning assets being lower than it could be if fixed rate loans were emphasized.

Market Risk and Interest Rate Sensitivity Analysis

The Company's primary component of market risk is interest rate volatility. The Company's net interest income, the primary component of its net income, is subject to substantial risk due to changes in interest rates or changes in market yield curves, particularly if there is a substantial variation in the timing between the repricing of the Company's assets and the liabilities which fund them. The Company seeks to manage this risk by monitoring and controlling the variation in repricing intervals between its assets and liabilities. To a lesser extent, the Company also monitors its interest rate sensitivity by analyzing the estimated changes in market value of its assets and liabilities assuming various interest rate scenarios. As previously discussed, there are a variety of factors which influence the repricing characteristics and market values of any given asset or liability. The matching of the repricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice, either by its contractual terms, or based upon certain assumptions made by management, within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated to mature or reprice within that same time period. A gap is considered positive when the amount of interest rate sensitive assets maturing or repricing within a specific time frame exceeds the amount of interest rate sensitive liabilities maturing or repricing within that same time frame. Conversely, a gap is considered negative when the amount of interest rate sensitive liabilities maturing or repricing within a specific time frame exceeds the amount of interest rate sensitive assets maturing or repricing within that same time frame. In a rising interest rate environment, an institution with a negative gap would generally be expected, absent the effects of other factors, to experience a greater increase in the costs of its liabilities relative to the yields of its assets and thus a decrease in the institution's net interest income, whereas an institution with a positive gap would generally be expected to experience the opposite results. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income. Management monitors interest rate sensitivity so that adjustments in the asset and liability mix, when deemed appropriate, can be made on a timely basis. At June 30, 1998, the Company's interest-bearing liabilities maturing or repricing within one year exceeded net interest-earning assets maturing or repricing within the same time period by $213.7 million, representing a negative cumulative one-year gap of 8.60% of total assets. This compares to interest-bearing liabilities maturing or repricing within one year exceeding net interest-earning assets maturing or repricing within the same time period by $55.6 million, representing a negative cumulative one-year gap of 2.82% of total assets at June 30, 1997.

The following table ("the Gap table") sets forth the amount of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1998, that are anticipated by the Company using certain assumptions based on its historical experience and other data available to management to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period was determined in accordance with the earlier of the term to repricing or the contractual terms of the asset or liability. Prepayment assumptions have been applied in estimating the repricing of the Company's mortgage loans and mortgage-backed securities. The estimated rates of prepayment assumed for loans and mortgage-backed securities are based upon coupon rates. The Company utilized deposit withdrawal assumptions for its deposit decay rate. For passbook accounts, NOW accounts and money market accounts, such assumed rates were 15%, 18% and 20%, respectively. The assumptions used may not be indicative of future withdrawals of deposits or prepayments of loans and mortgage-backed securities. The Gap table does not necessarily indicate the impact of general interest rate movements on the Company's net interest income because the actual repricing dates of various assets and liabilities are subject to customer discretion and competitive and other pressures. Callable features of certain assets and liabilities, in addition to the foregoing, may cause actual experience to vary from that indicated. Included in this table are $135.4 million of callable investment securities, classified according to their call dates. Of such securities, $38.2 million, $10.0 million, $0, $5.0 million, $0, and $82.2 million are callable in the "Up to One Year", "One to Two Years", "Two to Three Years", "Three to Four Years", "Four to Five Years", and "Over Five Years" categories, respectively. Also included in this table are $324.0 million of callable borrowings, classified according to their call dates. Of such borrowings, $135.0 million, $89.0 million, $20.0 million, $0, $ 30.0 million and $50.0 million are callable in the "Up to One Year", "One to Two Years", "Two to Three Years", "Three to Four Years", "Four to Five Years", and "Over Five Years" categories, respectively.

                                                                           June 30, 1998
                                             -----------------------------------------------------------------------------------
                                             Up to      One to    Two to      Three to    Four to    Over
                                              One         Two      Three       Four        Five      Five                  Fair
                                              Year      Years      Years      Years        Years     Years      Total      Value
                                              ----      -----      -----      -----        -----     -----      -----      -----
Interest-Earning Assets:                                                   (Dollars in thousands)
Mortgage Loans(1)(2).....................  $ 342,781  $ 113,941  $ 114,359   $ 81,134   $ 56,989   $ 82,689  $ 791,893    $795,362
Commercial Loans(1)(2)...................     43,040      1,455      1,028        739        504      3,121     49,887      51,056
Other Loans(1)(2)........................    123,963      5,341      2,810      1,617        974      2,281    136,986     137,806
Mortgage-Backed Securities(2)(3).........    509,670    172,096    122,526     90,500     67,749    214,764  1,177,305   1,192,679
Money Market Investments.................      9,500         --         --         --         --         --      9,500       9,500
Debt and Equity Securities(2)(3).........    133,645        390         --         --      8,000     32,925    174,960     175,416
                                            --------    -------   --------   --------   --------   --------   --------    --------
    Total Interest-Earning Assets........  1,162,599    293,223    240,723    173,990    134,216    335,780  2,340,531   2,361,819

Interest-Bearing Liabilities:
Passbook Accounts........................     65,447     53,000     45,576    111,349     85,639     82,734    443,745     443,745
NOW Accounts.............................     17,408     14,520     12,114     25,347     18,614     16,952    104,955     104,955
Money Market Accounts....................     54,884     37,931         --         --         --         --     92,815      92,815
Certificate of Deposit Accounts(2).......    797,335     82,389     29,502     17,446      7,120         --    933,792     936,347
Borrowed Funds...........................    441,206     89,000     20,000         --     30,000     50,000    630,206     631,407
                                            --------    -------    -------   --------    -------    -------   --------     -------
    Total Interest-Bearing Liabilities...  1,376,280    276,840    107,192    154,142    141,373    149,686  2,205,513   2,209,269
                                           ---------    -------    -------    -------    -------    -------  ---------   ---------

Interest Rate Sensitivity Gap............ $ (213,681)  $ 16,383  $ 133,531   $ 19,848   $ (7,157)  $ 186,094 $ 135,018
                                            =========    ======    =======     ======     =======    =======   =======
Cumulative Interest Rate Sensitivity Gap. $ (213,681)$ (197,298) $ (63,767) $ (43,919) $ (51,076)  $ 135,018
                                            =========  =========   ========   ========   ========    =======
Cumulative Interest Rate Sensitivity Gap as
       a Percentage of Total Assets......     (8.60)%    (7.94)%    (2.57)%    (1.77)%    (2.06)%      5.43%
Cumulative Net Interest-Earning Assets as
       a Percentage of Cumulative Interest-
       Bearing Liabilities...............      84.47%     88.07%     96.38%     97.71%     97.52%    106.12%

(1) For purposes of the GAP analysis, mortgage and other loans are not reduced for the allowance for loan losses and non-performing loans. (2) For purposes of the GAP analysis, premiums, unearned discounts, deferred loan fees and purchase accounting adjustments are excluded. (3) Mortgage-backed and debt and equity securities were shown excluding the market value appreciation of $7.4 million on securities classified as available-for-sale.


Certain shortcomings are inherent in the method of analysis presented in the Gap table. For example, although certain assets and liabilities may have similar contractual maturities or periods to repricing, they may react in different ways to changes in market interest rates. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Additionally, certain assets, such as ARMs, have contractual features which restrict changes in interest rates on a short-term basis and over the life of the asset. Finally, the ability of borrowers to service their ARMs or other loan obligations may decrease in the event of an interest rate increase. The Gap table reflects the estimates of management as to periods to repricing at a particular point in time. Among the factors considered are current trends and historical repricing experience with respect to similar products. For example, the Company has a number of deposit accounts, including savings, NOW accounts, and money market which, subject to certain regulatory exceptions not relevant here, may be withdrawn at any time. The Company, based upon its historical experience, assumes that while all customers in these account categories could withdraw their funds on any given day, they will not do so even if market interest rates change. As a result, different assumptions may be used at different points in time.

The Company's interest rate sensitivity is also monitored by management through analysis of the change in the net portfolio value ("NPV"). NPV is defined as the net present value of the expected future cash flows of an entity's assets and liabilities and, therefore, hypothetically represents the market value of an institution's net worth. Increases in the market value of assets will increase the NPV whereas decreases in market value of assets will decrease the NPV. Conversely, increases in the market value of liabilities will decrease NPV whereas decreases in the market value of liabilities will increase the NPV. The changes in market value of assets and liabilities due to changes in interest rates reflect the interest sensitivity of those assets and liabilities as their values are derived from the characteristics of the asset or liability (i.e. fixed rate, adjustable rate, caps, floors) relative to the interest rate environment. For example, in a rising interest rate environment the fair market value of a fixed rate asset will decline, whereas the fair market value of an adjustable rate asset, depending on its repricing characteristics, may not decline. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. This analysis, referred to in the NPV table, initially measures percentage changes from the value of projected NPV in a given rate scenario, and then measures interest rate sensitivity by the change in the NPV ratio, over a range of interest rate change scenarios. The OTS also produces a similar analysis using its own model based upon data submitted on the Bank's quarterly Thrift Financial Reports, the results of which may vary from the Company's internal model primarily because of differences in assumptions utilized between the Company's internal model and the OTS model, including estimated loan prepayment rates, reinvestment rates and deposit decay rates. For purposes of the NPV table, prepayment speeds and deposit decay rates similar to those used in the Gap table were used. The NPV table is based on simulations which utilize institution specific assumptions with regard to future cash flows, including customer options such as loan prepayments, period and lifetime caps, puts and calls, and deposit withdrawal estimates. The NPV table uses discount rates derived from various sources including, but not limited to, treasury yield curves, thrift retail certificate of deposit curves, national and local secondary mortgage markets, brokerage security pricing services and various alternative funding sources.

Specifically, for mortgage loans receivable, the discount rates used were based on market rates for new loans of similar type and purpose, adjusted, when necessary, for factors such as servicing cost, credit risk and term. The discount rates used for certificates of deposit and borrowings were based on rates which approximate the rates offered by the Company for deposits and borrowings of similar remaining maturities. The table calculates the NPV at a flat rate scenario by computing the present value of cash flows of interest earning assets less the present value of interest bearing liabilities. Certain assets, including fixed assets and real estate held for development, are assumed to remain at book value (net of valuation allowance) regardless of interest rate scenario. Other non-interest earning assets and non-interest bearing liabilities such as deferred fees, unamortized premiums, goodwill and accrued expenses and other liabilities are excluded from the NPV calculation. The following table sets forth the Bank's NPV as of June 30, 1998, as calculated by the Bank, for instantaneous and sustained changes in interest rates relative to the NPV in an unchanging interest rate environment.


 Changes in Interest                                        Portfolio
 Rates in Basis             Net Portfolio Value          Value of Assets
    Points             ----------------------------    ------------------
 (Rate Shock)               $         $          %      NPV         %
                        Amount     Change     Change   Ratio    Change
                            Dollar in Thousands)
 200.................  111,367   (58,160)    (34.3)     4.68      32.0
 100.................  144,566   (24,961)    (14.7)     5.96      13.4
 0...................  169,527        --        --      6.88        --
 (100)...............  181,460    11,933       7.0      7.29      (5.9)
 (200)...............  182,282    12,755       7.5      7.28      (5.7)

As with the Gap table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling of changes in NPV requires the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model assumes that the composition of the Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is immediate and is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. In addition, prepayment estimates and other assumptions within the model are subjective in nature, involve uncertainties and, therefore, cannot be determined with precision. Accordingly, although the NPV measurements in theory, may provide an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide for a precise forecast of the effect of changes in market interest rates on the Company's net portfolio value and will differ from actual results.

Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

The following table sets forth certain information relating to the Company's consolidated statements of condition and the consolidated statements of income for the years ended June 30, 1998, 1997, and 1996 and reflects the average yields on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the fiscal years shown. Average balances are derived from daily balances. The average balance of loans receivable includes loans on which the Bank has discontinued accruing interest. The yields and costs include fees, premiums and discounts which are considered adjustments to yields.

                                                                               Year Ended June 30,
                                          -----------------------------------------------------------------------------------------
                                                        1998                          1997                          1996
                                          -----------------------------  -----------------------------   --------------------------
                                                               Average                         Average                      Average
                                           Average              Yield/   Average                Yield/   Average             Yield/
                                          Balance     Interest   Cost    Balance     Interest   Cost     Balance   Interest   Cost
Assets:                                                                      (Dollars in thousands)
  Interest-Earning Assets:
     Mortgage Loans, Net...............    $785,119   $63,573    8.10%   $709,471   $ 56,948    8.03%    $473,427  $ 39,073   8.25%
     Commercial Loans, Net.............      33,087     3,916   11.84          --         --      --           --        --     --
     Consumer and Other Loans, Net.....     140,479    12,130    8.63     133,965     11,525    8.60      121,565    10,942   9.00
     Mortgage-Backed Securities (1)....     986,567    67,185    6.81     850,094     59,392    6.99      685,348    46,084   6.72
     Money Market Investments..........      11,126       615    5.53      11,590        618    5.33       17,349       991   5.71
     Debt and Equity Securities (1)....      87,791     6,400    7.29      68,824      4,806    6.98       49,203     3,282   6.67
                                            -------   -------           ---------   --------              -------  --------
      Total Interest-Earning Assets....   2,044,169   153,819    7.52   1,773,944    133,289    7.51    1,346,892   100,372   7.45
                                            -------                     ---------                       ---------
  Non-Interest Earning Assets..........     134,093                        96,082                          63,883
                                          ---------                     ---------                       ---------
          Total Assets.................  $2,178,262                    $1,870,026                      $1,410,775
                                          =========                     =========                       =========
Liabilities and Stockholders' Equity:
  Interest-Bearing Liabilities:
     Passbook Accounts................     $435,844    10,439    2.40    $441,922     10,937    2.47     $353,617     8,942   2.53
     NOW Accounts.....................       95,663     1,257    1.31      80,121      1,041    1.30       58,576     1,161   1.98
     Money Market Accounts............       93,715     2,249    2.40      99,536      2,493    2.50       97,975     2,515   2.57
     Certificate of Deposit Accounts..      882,775    49,487    5.60     737,018     39,668    5.38      547,562    29,807   5.44
     Borrowed Funds...................      403,414    23,396    5.80     311,363     17,514    5.62      180,055    10,560   5.87
                                           --------   -------            --------    -------              -------   -------
          Total Interest-Bearing
            Liabilities...............    1,911,411    86,828    4.54   1,669,960     71,653    4.29    1,237,785    52,985   4.28
                                          ---------                     ---------                       ---------
  Non-Interest Bearing Liabilities....       82,853                        46,036                          18,919
                                          ---------                     ---------                       ---------
          Total Liabilities...........    1,994,264                     1,715,996                       1,256,704

  Stockholders' Equity................      183,998                       154,030                         154,071
                                          ---------                     ---------                         -------
          Total Liabilities and
            Stockholders' Equity......   $2,178,262                    $1,870,026                      $1,410,775
                                          =========                     =========                       =========

  Net Interest Income/Interest
    Rate Spread (2)...................               $ 66,991   2.98%               $ 61,636    3.22%               $ 47,387  3.17%
                                                       ======   ====                  ======    ====                  ======  ====

  Net Interest-Earning Assets/
    Net Interest Margin (3)...........     $132,758              3.28%   $103,984               3.47%    $ 109,107            3.52%
                                            =======              ----     =======               ====       =======            ====

  Ratio of Interest-Earning Assets to
   Interest-Bearing Liabilities.......                          1.07X                           1.06X                         1.09X

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

                                                        13


                                                 Year Ended June 30, 1998                Year Ended June 30, 1997
                                                       Compared to                             Compared to
                                                 Year Ended June 30, 1997                Year Ended June 30, 1996
                                             ---------------------------------     ------------------------------------
                                                   Increase (Decrease)                      Increase (Decrease)
                                                   in Net Interest Income                   in Net Interest Income
                                                   Due to                                   Due to
                                             --------------------                  ---------------------
                                              Volume         Rate          Net      Volume         Rate         Net
                                              ------         ----          ---      ------         ----         ---
                                                                         (In Thousands)
Interest-Earning Assets:
     Mortgage Loans, Net..................    $6,124         $501      $6,625      $18,945      $(1,070)      $17,875
     Commercial Loans, Net................     3,916           --       3,916           --           --            --
     Consumer and Other Loans, Net........       565           40         605        1,083         (500)          583
     Mortgage-Backed Securities...........     9,353       (1,560)      7,793       11,402        1,906        13,308
     Money Market Investments.............       (25)          22          (3)        (309)         (64)         (373)
     Debt and Equity Securities...........     1,373          221       1,594        1,365          159         1,524
                                              ------       ------      ------       ------         ----        ------
          Total...........................    21,306         (776)     20,530       32,486          431        32,917
                                              ------       -------     ------       ------         ----        ------

Interest-Bearing Liabilities:
     Passbook Accounts....................      (163)        (335)      (498)        2,210         (215)        1,995
     NOW Accounts.........................       208            8        216           350         (470)         (120)
     Money Market Accounts................      (145)         (99)      (244)           43          (65)          (22)
     Certificate of Deposits Accounts.....     8,137        1,682      9,819        10,193         (332)        9,861
     Borrowed Funds.......................     5,307          575      5,882         7,421         (467)        6,954
                                              ------        -----     ------        -------      -------       ------
          Total...........................    13,344        1,831     15,175        20,217       (1,549)       18,668
                                              ------        -----     ------        ------        ------       ------
Net Change in Net Interest Income.........    $7,962      $(2,607)    $5,355       $12,269       $1,980       $14,249
                                               =====       ======      =====        ======        =====        ======


Comparison of Operating Results for the Years Ended June 30, 1998 and 1997

General. Net income for fiscal 1998 was $18.7 million as compared to $10.9 million for fiscal 1997. Net income for fiscal 1997 reflects a one time pre-tax charge to income of $8.25 million for the Company's share of recapitalizing the Savings Association Insurance Fund ("SAIF"). The following discussion reflects the results of operations exclusive of the SAIF recapitalization charge.

General Comparison Exclusive of the SAIF Recapitalization Charge. Net income increased $3.0 million, or 18.8% from $15.7 million for fiscal 1997 to $18.7 million for fiscal 1998. Return on average equity increased to 10.42% for fiscal 1998 from 10.12% for fiscal 1997 and return on average tangible equity increased to 15.14% for fiscal 1998 from 14.56% for fiscal 1997. Diluted earnings per share rose to $1.99 for fiscal 1998 as compared to diluted earnings per share of $1.81 for fiscal 1997.

Interest Income. Interest income increased $20.5 million, or 15.4%, from $133.3 million for fiscal 1997 to $153.8 million for fiscal 1998. The increase resulted primarily from a $270.2 million increase in average interest-earning assets from $1.8 billion for fiscal 1997 to $2.0 billion for fiscal 1998 and from a slight increase in the average yield of interest-earning assets from 7.51% in fiscal 1997 to 7.52% in fiscal 1998. The increase in the average interest-earning assets was primarily due to assets acquired in the Continental Bank acquisition, increased purchases of mortgage-backed securities and increased originations of multi-family loans. Interest income on mortgage-backed securities increased $7.8 million, or 13.1%, from $59.4 million for fiscal 1997 to $67.2 million for fiscal 1998, primarily due to an increase of $136.5 million, or 16.1%, in the average balance of these securities, offset by an 18 basis point decrease in the average yield on these securities from 6.99% for fiscal 1997 to 6.81% for fiscal 1998. Interest income on mortgage loans increased $6.6 million, or 11.6% from $56.9 million in fiscal 1997 to $63.5 million in fiscal 1998, primarily due to an increase of $75.6 million in the average balance of mortgage loans, and a slight 7 basis point increase in the average yield on mortgage loans from 8.03% for fiscal 1997 to 8.10% for fiscal 1998. The increase in the average balance of mortgage loans was primarily due to loans acquired in the Continental Bank acquisition and increased originations of multi-family loans.

Interest Expense. Interest expense for fiscal 1998 was $86.8 million, an increase of $15.2 million, or 21.2%, from $71.6 million in fiscal 1997. The increase is primarily the result of a $241.5 million, or 14.5%, increase in the average balance of interest-bearing liabilities from $1.7 billion for fiscal 1997 to $1.9 billion for fiscal 1998 and from a 25 basis point increase in the cost of interest-bearing liabilities from 4.29% for fiscal 1997 to 4.54% for fiscal 1998. The increase in the average balance of interest-bearing liabilities was primarily due to deposits acquired in the Continental Bank acquisition, new certificate deposits and additional borrowings. Interest expense on total deposits increased $9.3 million, or 17.2%, from $54.1 million for fiscal 1997 to $63.4 million for fiscal 1998, primarily as a result of a $149.4 million, or 11.0% increase in the average balance of deposits from $1.4 billion in fiscal 1997 to $1.5 billion in fiscal 1998 and a 23 basis point increase in the average cost of such deposits from 3.98% in fiscal 1997 to 4.21% in fiscal 1998. The average balance of certificate accounts increased $145.8 million, or 19.8%, from $737.0 million for fiscal 1997 to $882.8 million for fiscal 1998. In addition to the increase in the average balance of certificate accounts, the average balance of interest-bearing core deposits also increased $9.5 million, or 1.8%, from $522.0 million for fiscal 1997 to $531.5 million for fiscal 1998. The increase in average core deposits relates to deposits acquired from Continental Bank. Interest expense on borrowed funds increased $5.9 million, or 33.6%, from $17.5 million for fiscal 1997 to $23.4 million for fiscal 1998. The average balance of borrowed funds increased $92.0 million, or 29.6% to $403.4 million for fiscal 1998 as compared to $311.4 million for fiscal 1997. The increase in borrowings is attributable to additional leveraging of the balance sheet and the proceeds from the trust preferred securities. The Bank had been using borrowings to leverage its capital and fund asset growth.

Net Interest Income. Net interest income for fiscal 1998 increased $5.4 million, or 8.7%, from $61.6 million for fiscal 1997 to $67.0 million for fiscal 1998. The increase in net interest income primarily relates to the significant growth in the average balances of interest-earning assets offset by a decrease in the net interest spread. Average interest-earning assets increased $270.2 million, or 15.2%, from $1.8 billion in fiscal 1997 to $2.0 billion in fiscal 1998 while average interest-bearing liabilities increased $241.5 million, or 14.5%, from $1.7 billion in fiscal 1997 to $1.9 billion in fiscal 1998. The net interest rate spread declined by 24 basis points from 3.22% for fiscal 1997 to 2.98% for fiscal 1998 as a result of increased costs of interest bearing liabilities. As a result of further leveraging of the Bank's capital, the net interest margin decreased from 3.47% in fiscal 1997 to 3.28% in fiscal 1998. As a result of the Continental acquisition, the ratio of average interest-earning assets to interest-bearing liabilities increased slightly from 1.06X in fiscal 1997 to 1.07X in fiscal 1998.

Provision for Loan Losses. The provision for loan losses for fiscal 1998 was $1.65 million, an increase of $700,000, or 73.7%, from $950,000 for fiscal 1997. When determining the provision for loan losses, management assesses the risk inherent in its loan portfolio based on information available to management at such time relating to trends in the national and local economies, trends in the real estate market and trends in the Company's level of non-performing loans, assets and net charge-offs. Non-performing loans decreased from $14.7 million at the end of fiscal 1997 to $9.3 million at the end of fiscal 1998 and net charge-offs increased from $263,000 for fiscal 1997 to $636,000 for fiscal 1998. Management increased the provision for loan losses during fiscal 1998 due to its assessment of the loan portfolio and to increase loan loss coverage on non-performing loans. Additionally, during fiscal 1998, the Company increased its origination of multi-family loans and as a result of the Continental acquisition, the Company began to originate commercial loans. Multi-family loans and commercial loans may possess a greater credit risk than one- to four-family loans and require greater general reserve levels. Management believes that based upon information currently available, its allowance for loan losses is adequate to cover future loan losses. However, if general economic conditions and real estate values within the Bank's primary lending area decline, the level of non-performing loans may increase resulting in larger provisions for loan losses which, in turn, would adversely affect net income.

Non-Interest Income. Non-interest income for fiscal 1998 increased $4.4 million, or 130.3%, from $3.4 million for fiscal 1997 to $7.8 million for fiscal 1998, due to a gain from a condemnation award received from an inactive joint venture, fee income generated from the check cashing operations acquired from Continental Bank and increased deposit fee income.

Non-Interest Expense. Non-interest expense totalled $39.7 million for fiscal 1998 as compared to $43.0 million for fiscal 1997, a decrease of $3.3 million, or 7.8%. Included in non-interest expense for fiscal 1997 is the special SAIF pre-tax charge of $8.25 million. Excluding the SAIF charge, non-interest expense increased $4.9 million, or 14.1%.The increase is mainly the result of banking office personnel, goodwill amortization and other expenses associated with the Continental Bank acquisition offset by a decrease in deposit insurance premiums. Due to the increased asset base and the operational efficiencies realized from the acquisition, the general and administrative expenses to average assets ratio improved from 1.66% for the fiscal year ended June 30, 1997 to 1.62% for fiscal 1998. For fiscal 1998, compensation and benefits expense increased to $20.3 million, an increase of $3.8 million, or 23.0%, from $16.5 million for fiscal 1997. The increase in compensation and benefits expense is due to the addition of banking office personnel from the Continental Bank acquisition, higher benefit expenses and normal salary adjustments. For fiscal 1998, ESOP and RRP expense was $3.7 million as compared to $2.5 million in the prior year, an increase of $1.2 million, or 46.9%. Occupancy and equipment expense increased $812,000, or 14.2%, from $5.7 million for fiscal 1997 to $6.5 million for fiscal 1998 due to costs associated with the operation of two new banking offices and five check cashing facilities. Federal deposit premium expense decreased $892,000, or 49.2%, from $1.8 million for fiscal 1997 to $921,000 for fiscal 1998 due to the reduction in SAIF. Other operating expenses increased $496,000, or 8.6%, from $5.8 million during fiscal 1997 to $6.3 million for fiscal 1998 primarily as a result of general expenses related to the addition of two new banking offices and five check cashing facilities.

For fiscal 1998, expenses related to real estate operations, net was $218,000, a decrease of $165,000, or 43.1%, from $383,000 in the prior year period. The decrease is the result of a lower provision for REO losses during the fiscal year ended June 30, 1998. During fiscal 1998, the Bank established a provision for REO losses of $93,000 as compared to $200,000 in the prior year period.

During fiscal 1998, the Bank recognized amortization of excess of cost over fair value of net assets acquired of $4.2 million as compared to $3.4 million in fiscal 1997. The amortization of cost over fair value of net assets acquired relates to the Company accounting for the acquisitions of Bank of Westbury, Sunrise Bancorp, Inc. and Continental Bank using the purchase method of accounting.

Income Tax Expense. Income tax expense increased $4.7 million, or 46.1%, from $10.1 million for fiscal 1997 to $14.8 million for fiscal 1998. The effective income tax rate was 44.2% for fiscal 1998 as compared to 48.1% for fiscal 1997. The decrease in the effective tax rate primarily relates to certain tax benefits associated with the operations of a subsidiary of the Bank, offset by an increase in amortization of excess of cost over fair value of net assets acquired, which provides no tax benefit.

Comparison of Operating Results for the Years Ended June 30, 1997 and 1996.

General. Net income for fiscal 1997 was $10.9 million as compared to $11.7 million for fiscal 1996. The decrease in net income was the result of the SAIF recapitalization assessment of $4.8 million, net of taxes, recorded in the first quarter of fiscal 1997. Although net income decreased from the prior year, net income, excluding the SAIF recapitalization assessment, would have been $15.7 million for the year ended June 30, 1997 which represents an increase of $4.1 million, or 34.5%, over net income for the year ended June 30, 1996. Excluding the SAIF assessment, the return on average equity increased to 10.12% for year ended June 30, 1997 from 7.58% for year ended June 30, 1996 and the return on tangible equity increased to 14.56% for year ended June 30, 1997 from 9.18% for year ended June 30, 1996.

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

During fiscal year 1997, the Bank recognized amortization of excess of cost over fair value of net assets acquired of $3.4 million as compared to $1.9 million in fiscal 1996. The amortization of cost over fair value of net assets acquired relates to the Company accounting for the acquisitions of Bank of Westbury and Sunrise Bancorp, Inc. using the purchase method of accounting.

Income Tax Expense. Income tax expense increased $192,000, or 1.9%, from $9.9 million for fiscal 1996 to $10.1 million for fiscal 1997. The effective income tax rate was 48.1% for fiscal 1997 as compared to 45.9% for fiscal 1996. The increase in the effective tax rate primarily relates to no tax benefit received for the amortization of excess of cost over fair value of net assets acquired.

Liquidity and Capital Resources

The Company's current primary sources of funds are principal and interest payments, sales of securities available-for- sale, borrowings and dividends from the Bank. Dividend payments to the Company from the Bank are subject to the profitability of the Bank and to applicable laws and regulations. During fiscal 1998 and 1997, the Bank made dividend payments of $14.0 million and $6.7 million, respectively, to the Company. During fiscal year 1996, the Bank did not make any dividend payments to the Company.

On April 29, 1998, the Company completed a $50 million private placement of 8.17% capital securities (the "Capital Securities") due May 1, 2028. The securities were issued by the Company's recently formed unit, Reliance Capital Trust I. The securities were sold in an offering under Rule 144A and Regulation D of the Securities Act of 1933. Proceeds of the issue were invested by Reliance Capital Trust I in junior subordinated debentures issued by the Company. The Capital Securities are guaranteed by the Company. Net proceeds from the sale of the debentures were used for general corporate purposes.

The Company's liquidity is also available to, among other things, support future expansion of operations or diversification into other banking related business, pay dividends or repurchase its common stock. In this regard, the Company declared cash dividends of $6.0 million, $4.9 million, and $3.9 million during fiscal years 1998, 1997 and 1996, respectively.

On February 9, 1998, the Company completed its fifth five percent stock repurchase plan repurchasing 440,973 shares at an aggregate cost of $13.4 million. On January 12, 1998, the Company announced its sixth stock repurchase plan to repurchase up to 500,000 of the Company's outstanding shares. As of June 30, 1998, 100,000 shares under this program were repurchased at an aggregate cost of $3.7 million. During fiscal years 1998, 1997 and 1996, the Company repurchased total shares of 460,973, 442,182 and 260,776, respectively, at an aggregate cost of $15.3 million, $8.1 million and $3.8 million, respectively.

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

The Bank is required to maintain an average daily balance of liquid assets as a percentage of net withdrawable deposit accounts plus short-term borrowings as defined by OTS regulations. The minimum required liquidity is currently 4.0%. The Bank's liquidity ratio averaged 8.0% for the year ended June 30, 1998.

The Bank's most liquid assets are cash and short-term investments. The levels of the Bank's liquid assets are dependent on the Bank's operating, financing, lending and investing activities during any given period. At June 30, 1998, assets qualifying for liquidity, including cash, US government obligations and other eligible securities, totalled $171.7 million.

The primary investment activity of the Bank is the origination of mortgage, commercial and consumer and loans, and the purchase of mortgage loans and mortgage-backed securities. During the fiscal year ended June 30, 1998, the Bank originated and purchased mortgage loans, commercial and consumer loans in the amount of $106.4 million, $140.6 million and $46.7 million, respectively. During the fiscal year ended June 30, 1998, the Bank purchased $770.9 million of mortgage-backed securities of which $623.7 million and $147.2 million, respectively, were classified as available-for-sale and held-to-maturity and purchased as part of the Bank's growth strategy. These activities were funded primarily by deposits, principal repayments on loans and mortgage-backed securities and borrowings from the FHLB-NY, reverse repurchase agreements and proceeds from Capital Securities. At June 30, 1998, borrowings from the FHLB-NY and reverse repurchase agreements totalled $182.1 million and $398.1 million, respectively.

At June 30, 1998, the Bank had outstanding loan commitments of $40.4 million and commercial and consumer open lines of credit of $22.6 million and $53.4 million, respectively. The Bank anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificates of deposit which are scheduled to mature in one year or less from June 30, 1998 totalled $797.9 million. Management believes that a significant portion of such deposits will remain with the Bank.

At June 30, 1998, the Bank exceeded each of the OTS capital requirements. The Bank's tangible, core, and risked- based ratios were 6.1%, 6.1% and 15.3%, respectively. The Bank qualifies as "well capitalized" under the prompt corrective action provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991.

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

Impact of New Accounting Standards

In June 1997, the Financial Accounting Standards Board ( "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". SFAS No. 130 requires that all items that are components of "comprehensive income" be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined as the "change in equity [net assets] of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners". Companies will be required to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires reclassification of prior periods presented. As the requirements of SFAS No. 130 are disclosure-related, its implementation will have no impact on the Company's financial condition or results of operations.

In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". SFAS No. 131 requires that enterprises report certain financial and descriptive information about operating segments in complete sets of financial statements of the Company and in condensed financial statements of interim periods issued to shareholders. It also requires that a Company report certain information about their products and services, geographic areas in which they operate and their major customers. As the requirements of SFAS No. 131 are disclosure-related, its implementation will have no impact on the Company's financial condition or results of operations. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997 and requires interim periods to be presented in the second year of application.

In February 1998, the FASB issued SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits" an amendment of FASB Statements No. 87, "Employer's Accounting for Pensions", No. 88, "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions". SFAS No. 132 revises employer's disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. Rather, it standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful as they were when FASB Statements No. 87, No. 88, and No. 106, were issued. The statement suggests combined formats for presentation and restatement for earlier periods of pension and other postretirement benefit disclosures. As the requirements of SFAS No. 132 are disclosure-related, its implementation will have no impact on the Company's financial condition or results of operations. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective prospectively for the Company on July 1, 1999. SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the Statement, entities are required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows or foreign currencies. If the hedge exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedge item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change. The Company has not determined the impact that SFAS No. 133 will have on its financial statements.

Impact of the Year 2000 Issue

The Year 2000 Issue centers on the inability of computer systems to recognize the year 2000. Many existing computer programs and systems were originally programmed with six digit dates that provided only two digits to identify the calendar year in the date field, without considering the upcoming change in the century. With the impending millennium, these programs and computers will recognize "00" as the year 1900 rather than the year 2000. Like most financial service providers, the Company and its operations may be significantly affected by the Year 2000 Issue due to the nature of financial information. Software, hardware, and equipment both within and outside the Company's direct control and with whom the Company electronically or operationally interfaces (e.g. third party vendors providing data processing, information system management, maintenance of computer systems, and credit bureau information) are likely to be affected. Furthermore, if computer systems are not adequately changed to identify the Year 2000, many computer applications could fail or create erroneous results. As a result, many calculations which rely on the date field information, such as interest, payment or due dates and other operating functions, will generate results which could be significantly misstated, and the company could experience a temporary inability to process transactions, send invoices or engage in similar normal business activities. In addition, under certain circumstances, failure to adequately address the Year 2000 Issue could adversely affect the viability of the Company's suppliers and creditors and the creditworthiness of its borrowers. Thus, if not adequately addressed, the Year 2000 Issue could result in a significant adverse impact on the Company's products, services and competitive condition.

The Company has initiated formal communications with all of its significant suppliers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 Issue. The Company presently believes that with modifications to existing software and conversions to new software, the Year 2000 Issue will be mitigated without causing a material adverse impact on the operations of the Company. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have an impact on the operations of the Company. At this time, management does not believe that the impact and any resulting costs will be material.

Monitoring and managing the Year 2000 project will result in additional direct and indirect costs to the Company. Direct costs include potential charges by third party software vendors for product enhancements, costs involved in testing software products for year 2000 compliance, and any resulting costs for developing and implementing contingency plans for critical software products which are not enhanced.Indirect costs will principally consist of the time devoted by existing employees in monitoring software vendor progress, testing enhanced software products and implementing any necessary contingency plans. The Company does not believe that such costs will have a material effect on results of operations. Both direct and indirect costs of addressing the Year 2000 Issue will be charged to earnings as incurred. Such costs have not been material to date, however the Company expects to incur approximately $200,000 in Year 2000 related expenses.

Presently, the Company does not have a formal contingency plan in the event that its computer software and hardware vendors are not Year 2000 compliant. Based upon our discussions with our computer software and hardware vendors, they have indicated that they are performing testing and will be Year 2000 compliant. However, the Company will monitor the progress of its vendors to determine if a formal contingency plan is necessary and take all steps necessary to become Year 2000 compliant with all computer software programs and hardware.

Private Securities Litigation Reform Act Safe Harbor Statement

In addition to historical information, this Annual Report includes certain forward looking statements based on current management expectations. The Company's actual results could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the Company's loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices.

 Reliance Bancorp, Inc. and Subsidiary
 Consolidated Statements of Condition
 ------------------------------------
(Dollars in thousands, except share amounts)


                                                                                                June 30,
                                                                                        -----------------------
                                                                                          1998           1997
                                                                                          ----           ----
Assets
Cash and Due from Banks.............................................................     $37,596        $29,565
Money Market Investments............................................................       9,500          1,100
Debt and Equity Securities Available-for-Sale.......................................     134,907         26,909
Debt and Equity Securities Held-to-Maturity (with estimated
   market values of $40,509 and $46,152, respectively)..............................      40,189         46,026
Mortgage-Backed Securities Available-for-Sale.......................................     940,347        721,819
Mortgage-Backed Securities Held-to-Maturity (with estimated
   market values of $252,332 and $163,108, respectively)............................     249,259        159,356
Loans receivable:
     Mortgage Loans.................................................................     790,951        775,612
     Commercial Loans...............................................................      49,887             --
     Consumer and Other Loans.......................................................     137,900        138,891
       Less Allowance for Loan Losses...............................................      (8,941)        (5,182)
                                                                                         --------       --------
             Loans Receivable, Net..................................................     969,797        909,321

Accrued Interest Receivable, Net....................................................      14,958         12,040
Office Properties and Equipment, Net................................................      15,436         14,089
Prepaid Expenses and Other Assets...................................................      11,732          7,580
Mortgage Servicing Rights...........................................................       2,317          3,046
Excess of Cost Over Fair Value of Net Assets Acquired...............................      58,936         45,463
Real Estate Owned, Net..............................................................         755            450
                                                                                       ---------      ---------
             Total Assets...........................................................  $2,485,729     $1,976,764
                                                                                       =========      =========

Liabilities and Stockholders' Equity
Deposits............................................................................  $1,628,298     $1,436,037
Borrowed Funds......................................................................     630,206        351,913
Advance Payments by Borrowers for Taxes and Insurance...............................       9,806          9,017
Accrued Expenses and Other Liabilities..............................................      22,555         17,127
                                                                                       ---------      ---------
             Total Liabilities......................................................   2,290,865      1,814,094
                                                                                       ---------      ---------

Commitments
Stockholders' Equity
Preferred Stock, $.01 Par Value, 4,000,000 Shares
 Authorized; None Issued............................................................          --             --
Common Stock, $.01 Par Value, 20,000,000 Shares
 Authorized; 10,750,820 Shares Issued; 9,564,988 and 8,776,337
   Outstanding, Respectively........................................................         108            108
Additional Paid-in Capital..........................................................     117,909        105,871
Retained Earnings, Substantially Restricted.........................................     102,305         89,660
Net Unrealized Appreciation on Securities
   Available-for-Sale, Net of Taxes.................................................       4,212          1,705
Less:
Unallocated Common Stock Held by ESOP...............................................      (4,554)        (5,382)
Unearned Common Stock Held by Recognition and Retention Plans (RRPs)................        (713)        (1,567)
Common Stock Held by SERP, at Cost (15,454 and 11,021 shares, respectively).........        (373)          (209)
Treasury Stock, at Cost (1,185,832 and 1,974,483 shares, respectively)..............     (24,030)       (27,516)
                                                                                        ---------      ---------
     Total Stockholders' Equity.....................................................     194,864        162,670
                                                                                        --------       --------
            Total Liabilities and Stockholders' Equity..............................   $2,485,729    $1,976,764
                                                                                        =========     =========
                           See accompanying notes to consolidated financial statements.

                                                        22


Reliance Bancorp, Inc. and Subsidiary
Consolidated Statements of Income
---------------------------------
(Dollars in thousands, except per share amounts)

                                                                              Year Ended June 30,
                                                                       -----------------------------------
                                                                         1998          1997          1996
                                                                       --------      --------      -------
Interest Income:
    First Mortgage Loans...........................................   $  63,573      $ 56,948       $39,073
    Commercial Loans...............................................       3,916            --            --
    Consumer and Other Loans.......................................      12,130        11,525        10,942
    Mortgage-Backed Securities.....................................      67,185        59,392        46,084
    Money Market Investments.......................................         615           618           991
    Debt and Equity Securities.....................................       6,400         4,806         3,282
                                                                        -------       -------       -------
          Total Interest Income....................................     153,819       133,289       100,372
                                                                        -------       -------       -------

Interest Expense:
    Deposits.......................................................      63,432        54,139        42,425
    Borrowed Funds.................................................      23,396        17,514        10,560
                                                                         ------        ------        ------
          Total Interest Expense...................................      86,828        71,653        52,985
                                                                         ------        ------        ------
    Net Interest Income Before Provision for Loan Losses...........      66,991        61,636        47,387
Provision for Loan Losses..........................................       1,650           950           725
                                                                         ------        ------        ------
    Net Interest Income After Provision for Loan Losses............      65,341        60,686        46,662
                                                                         ------        ------        ------

Non-Interest Income:
    Loan Fees and Service Charges..................................       1,047           683           826
    Other Operating Income.........................................       3,452         2,557         1,606
    Income from Money Centers......................................       1,882            --            --
    Condemnation Award on Joint Venture............................       1,483            --            --
    Net (Loss) Gain on Securities..................................          (5)          172           678
                                                                         -------        -----         -----
          Total Non-Interest Income................................       7,859         3,412         3,110
                                                                         ------         -----         -----

Non-Interest Expense:
    Compensation and Benefits......................................      20,297        16,509        13,395
    Occupancy and Equipment........................................       6,531         5,719         4,481
    Federal Deposit Insurance Premiums.............................         921         1,813         2,399
    Advertising....................................................       1,202         1,168         1,152
    Other Operating Expenses.......................................       6,274         5,778         4,169
                                                                         ------        ------        ------
          Total General and Administrative Expenses................      35,225        30,987        25,596
    Real Estate Operations, Net....................................         218           383           579
    Amortization of Excess of Cost Over Fair Value
      of Net Assets Acquired.......................................       4,218         3,404         1,928
    SAIF Recapitalization Charge...................................          --         8,250            --
                                                                         ------       -------        ------
          Total Non-Interest Expense...............................      39,661        43,024        28,103
                                                                         ------       -------        ------
Income Before Income Taxes.........................................      33,539        21,074        21,669
Income Tax Expense ................................................      14,810        10,138         9,946
                                                                         ------       -------       -------
Net Income ........................................................     $18,729       $10,936       $11,723
                                                                         ======        ======        ======

Net Income per Common Share:
             Basic.................................................   $     2.11     $   1.32      $   1.36
             Diluted...............................................   $     1.99     $   1.25      $   1.32


                       See accompanying notes to consolidated financial statements.


                                                            23

Reliance Bancorp, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity
----------------------------------------------------------
(Dollars in thousands, except share amounts)

                                                                                Year Ended June 30,
                                                                     ---------------------------------------
                                                                        1998           1997          1996
                                                                        ----           ----          ----
Common Stock (Par Value: $.01):
  Balance at Beginning and End of Year...........................        $108           $108           $108
                                                                          ---            ---            ---
Additional Paid in Capital:
  Balance at Beginning of Year...................................     105,871        104,041        103,655
  Net Gain from Reissuance of treasury stock principally for
      Continental Bank acquisition...............................       7,903             --             --
  Allocation of ESOP Stock and Earned Portion of RRPs............       2,023            868            386
  Common Stock Acquired by SERP..................................         164            209             --
  Tax Benefits on Stock Plans....................................       1,948            753             --
                                                                      -------        -------        -------
  Balance at End of Year.........................................     117,909        105,871        104,041
                                                                      -------        -------        -------

Retained Earnings, Substantially Restricted:
  Balance at Beginning of Year...................................      89,660         83,966         76,167
  Net Income.....................................................      18,729         10,936         11,723
  Dividends Declared.............................................      (6,044)        (4,930)        (3,924)
  Loss on Reissuance of Treasury Stock...........................         (40)          (312)            --
                                                                      --------        -------        ------
  Balance at End of Year.........................................     102,305         89,660         83,966
                                                                      -------         ------         ------

Net Unrealized Appreciation (Depreciation) on
 Securities Available-for-Sale, Net of Tax:
  Balance at Beginning of Year...................................       1,705         (5,281)           839
  Unrealized Appreciation on Securities Transferred from
     Held-to-Maturity to Available-for-Sale......................          --             --          1,144
  Change in Net Unrealized Appreciation
    (Depreciation), Net of Tax...................................       2,507          6,986         (7,264)
                                                                        -----          -----          ------
  Balance at End of Year.........................................       4,212          1,705         (5,281)
                                                                        -----          -----         -------

Unallocated Common Stock Held by ESOP:
  Balance at Beginning of Year...................................      (5,382)        (6,210)        (7,038)
  Allocation of ESOP Stock.......................................         828            828            828
                                                                       -------        -------        -------
  Balance at End of Year.........................................      (4,554)        (5,382)        (6,210)
                                                                       -------        -------        -------

Unearned Common Stock Held by RRPs:
  Balance at Beginning of Year...................................      (1,567)        (2,392)        (3,214)
  Earned Portion of RRPs.........................................         854            825            822
                                                                         -----        -------        -------
  Balance at End of Year.........................................        (713)        (1,567)        (2,392)
                                                                         -----        -------        -------

Common Stock Held by Supplemental Executive Retirement Plan:
   Balance at Beginning of Year..................................        (209)            --             --
   Common Stock Acquired by SERP (4,433 and 11,021 shares).......        (164)          (209)            --
                                                                         -----          -----         -----
   Balance at End of Year........................................        (373)          (209)            --
                                                                         -----          -----         -----

Treasury Stock:
   Balance at Beginning of Year..................................     (27,516)       (20,613)       (16,784)
   Reissuance of stock for Continental Bank acquisition
         (1,013,909 shares)......................................      14,711             --             --
   Common Stock Purchased, at Cost (460,973, 442,182 and
    260,776 shares)..............................................     (15,269)        (8,113)        (3,829)
   Exercise of Stock Options.....................................       4,044          1,210             --
                                                                      --------       -------         -------
   Balance at End of Year........................................     (24,030)       (27,516)       (20,613)
                                                                      --------       --------       --------

  Total Stockholders' Equity.....................................    $194,864       $162,670       $153,619
                                                                      =======        =======        =======
                               See accompanying notes to consolidated financial statements.

                                                            24

Reliance Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
-------------------------------------
(Dollars in thousands)
                                                                                            Year Ended June 30,
                                                                                   ------------------------------------
                                                                                    1998           1997            1996
                                                                                    ----           ----            ----
Cash Flows From Operating Activities:
 Net Income..................................................................    $ 18,729        $ 10,936       $ 11,723
 Adjustments to Reconcile Net Income to Net Cash
  Provided by Operating Activities:
   Provision for Loan Losses.................................................       1,650             950            725
   Provision for Losses on Real Estate Owned ................................          93             200            375
   Amortization of Premiums (Accretion of Discounts), Net....................       2,755           1,448           (567)
   Net Loss (Gain) on Securities.............................................           5            (172)          (678)
   Expense Charge Relating to Allocation and Earned
       Portions of Stock Plans...............................................       3,705           2,521          2,036
   Amortization of Excess of Cost Over Fair Value of
        Net Assets Acquired .................................................       4,218           3,404          1,928
   Amortization of Mortgage Servicing Rights.................................         729             859            240
   Acquisition Related Tax Benefits not Previously Recognized................          --             562             --
   Depreciation and Amortization.............................................       1,635           1,417          1,027
   Net Gain on Loans Sold....................................................         (44)            (28)           (30)
   Proceeds from Loans Sold..................................................       8,473           7,303          5,860
   Net Gain on Sale of Real Estate Owned.....................................        (146)            (56)           (19)
   (Increase) Decrease in Accrued Interest  Receivable, Net..................      (1,837)           (728)           738
   (Increase) Decrease in Prepaid Expenses and Other Assets..................      (1,345)          3,174          3,037
   Increase (Decrease) in Accrued Expenses and
     Other Liabilities.......................................................       2,670           7,164         (6,413)
                                                                                   ------          ------         -------
       Net Cash Provided by Operating  Activities............................      41,290          38,954         19,982
                                                                                   ------          ------         ------

Cash Flows From Investing Activities:
 Principal Payments Net of (Originations and Purchased Loans)................       5,417        (101,583)       (44,258)
 Purchases of Mortgage-Backed Securities Held-to-Maturity....................    (147,163)             --        (16,472)
 Purchases of Mortgage-Backed Securities Available-for-Sale..................    (623,759)       (277,483)      (382,645)
 Proceeds from Sales of Mortgage-Backed Securities Available-for-Sale........     190,245          59,810        180,590
 Principal Repayments from Mortgage-Backed Securities........................     351,591         123,823        148,059
 Proceeds from Call of Debt Securities.......................................      12,500           7,313         21,800
 Proceeds from Sales of Debt and Equity Securities Available-for-Sale........       4,870           5,028         29,245
 Purchases of Debt Securities Available-for-Sale.............................    (115,500)        (19,715)            --
 Purchases of Debt and Equity Securities Held-to-Maturity....................          --          (5,007)       (20,000)
 Proceeds from Maturities of Debt Securities.................................       1,205           1,350         28,100
 Purchases of Premises and Equipment.........................................      (1,623)         (1,734)        (2,595)
 Proceeds from Sale of Real Estate Owned ....................................       3,402           1,899          1,715
 Cash and Cash Equivalents Acquired from Continental Bank Acquisition........       9,106              --            --
 Cash Paid for Bank of Westbury Net of Cash and Cash
   Equivalents Acquired......................................................          --              --           (165)
 Cash Paid for Sunrise Bancorp, Inc. Net of Cash and
   Cash Equivalents Acquired.................................................          --              --        (94,259)
                                                                                  -------         -------        --------
       Net Cash Used in Investing Activities.................................    (309,709)       (206,299)      (150,885)
                                                                                  --------        --------       --------








                                                            25

Reliance Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows, Continued
------------------------------------------------
(Dollars in thousands)
                                                                                          Year Ended June 30,
                                                                                  ------------------------------------
                                                                                   1998            1997           1996
                                                                                   ----            ----           ----
Cash Flows from Financing Activities:
 Increase in Deposits........................................................     $55,717         $91,009        $44,558
 Increase (Decrease) in Advance Payments by Borrowers
    for Taxes and Insurance..................................................         789             171         (9,210)
 Proceeds from FHLB Advances.................................................     143,336          60,000             --
 Repayment of FHLB Advances..................................................     (22,025)        (23,000)       (87,000)
 Proceeds from Reverse Repurchase Agreements.................................   1,077,963       1,177,298        824,727
 Repayment of Reverse Repurchase Agreements..................................  (1,002,606)     (1,128,545)      (618,602)
 Proceeds from Capital Securities............................................      50,000              --            --
 Purchases of Treasury Stock.................................................     (15,269)         (8,113)        (3,829)
 Net Proceeds from Issuance of Common Stock Upon
    Exercise of Stock Options................................................       2,670             898             --
 Dividends Paid..............................................................      (5,725)         (4,578)        (3,808)
                                                                                  -------         -------        -------
       Net Cash Provided by Financing Activities.............................     284,850         165,140        146,836
                                                                                  -------         -------        -------

Net  Increase (Decrease) in Cash and Cash Equivalents........................      16,431          (2,205)        15,933
Cash and Cash Equivalents at Beginning of Year...............................      30,665          32,870         16,937
                                                                                   ------          ------         ------

Cash and Cash Equivalents at End of Year.....................................    $ 47,096        $ 30,665       $ 32,870
                                                                                   =======         ======         ======


Supplemental Disclosures of Cash Flow Information

Cash Paid During the Year for:
  Interest...................................................................     $ 85,449       $ 71,005       $ 50,847
                                                                                    ======         ======         ======
  Income Taxes ..............................................................     $ 11,077        $ 4,745        $ 8,384
                                                                                    ======          =====          =====

Non-cash Investing Activities:
 Transfers from Loans to Real Estate Owned...................................      $ 3,654          $ 929        $ 1,311
                                                                                     =====            ===          =====
 Transfers of Mortgage-Backed Securities From Held-to-Maturity
   to Available-for-Sale.....................................................         $ --           $ --      $ 283,245
                                                                                      ====           ====        =======

Supplemental Information to the Consolidated Statements of Cash Flows Relating
to Continental Bank, Bank of Westbury and Sunrise Bancorp, Inc. Acquisitions
-------------------------------------------------------------------------

Non-cash investing and financing transactions relating to the Continental Bank acquisition for the year ended June 30, 1998 and the Bank of Westbury and Sunrise Bancorp, Inc. acquisitions for the year ended June 30, 1996 not reflected in the Consolidated Statement of Cash Flows are listed below:

                                                                                     1998                          1996
                                                                                     ----                          ----
Fair Value of Assets Acquired, Excluding Cash and Cash
   Equivalents Acquired......................................................   $ 168,240                      $ 745,341
Liabilities Assumed..........................................................    (171,083)                      (702,273)
Excess of Cost Over Fair Value of Net Assets Acquired........................      17,691                         51,356
Stock Consideration..........................................................     (23,954)                            --
                                                                                  --------                       -------
Cash Paid for Acquisitions, Net of (Cash and Cash
    Equivalents Acquired)....................................................    $ (9,106)                      $ 94,424
                                                                                   =======                        ======

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

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of condition and income and expense for the years presented. Estimates that are susceptible to change include primarily the determination of the allowances for losses on loans and the valuation of real estate acquired in connection with foreclosures.

(b)  Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and repurchase agreements with an original term to maturity of less than three months.

(c)  Securities Available-for-Sale
The Company follows Statement of Financial Accounting Standards ("SFAS") No.115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires securities, including debt, equity and mortgage-backed securities, classified as available-for-sale to be recorded at estimated fair value with changes in unrealized gains or losses reported net of tax as a separate component in stockholders' equity.

In accordance with an implementation guide for SFAS No. 115, released by the Financial Accounting Standards Board ("FASB") on November 15, 1995, the Bank
realigned its mortgage-backed securities portfolio in December 1995 by transferring approximately $283.2 million from the held-to-maturity to the available-for-sale category. The Bank realigned its mortgage-backed securities portfolio in order to be more flexible and better positioned for managing the portfolio under changing interest rates and other market conditions.

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

(f)  Loans
Loans are stated at the principal amount outstanding, less unearned discounts and net deferred loan origination fees, if applicable. Interest on loans is credited to income based on the principal amount outstanding during the period. Gains and losses on the sale of loans are determined using the specific identification method.

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

The Company follows SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures". Under SFAS No. 114 and SFAS No. 118, a loan is considered impaired when, based upon current information and events, it is probable that a creditor will be unable to collect all amounts due including principal and interest, according to the contractual terms of the loan agreement. These statements require that impaired loans that are within their scope be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or as a practical expedient, at the loan's current observable market price, or the fair value of the collateral if the loan is collateral dependent. The amount by which the recorded investment of an impaired loan exceeds the measurement value is recognized by creating a valuation allowance through a charge to the provision for loan losses. Interest income received on impaired loans is recognized on a cash basis.

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

(h)  Office Properties and Equipment
Land is carried at cost. Buildings, leasehold improvements, furniture and fixtures and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is being amortized using the straight-line method over the shorter of the term of the related leases or the estimated useful lives.

(i) Excess of Cost Over Fair Value of Net Assets Acquired
The excess of cost over the fair value of net assets acquired in the acquisitions of the Bank of Westbury, Sunrise Bancorp, Inc. and Continental Bank is amortized using the straight line method over fifteen years. The excess of cost over the fair value of net assets acquired is evaluated periodically by the Company for impairment in response to changes in circumstances or events.

(j)  Real Estate Owned
Real estate acquired through foreclosure is recorded at the lower of cost (unpaid loan balance plus foreclosure costs) or fair market value at the time of acquisition. The carrying value of individual properties is subsequently adjusted to the extent it exceeds estimated fair market value less costs to sell. Operating expenses of holding real estate, net of related income, are charged against income as incurred. Gains on sales of real estate are recognized when down payment and other requirements are met; otherwise such gains are deferred and recognized on the installment method of accounting. Losses on the disposition of real estate, including expenses incurred in connection with the disposition, are charged to income. A valuation allowance is maintained through provisions for real estate losses charged to income for any decrease in the fair value of property less costs to sell, which is netted against real estate owned.

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

(l) Employee Benefits
The Bank's pension plan is non-contributory and covers substantially all eligible employees. The plan conforms to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Bank's policy is to accrue for all pension costs and to fund the maximum amount allowable for tax purposes. In the interest of maintaining a comprehensive benefit package for employees, the Bank periodically evaluates the overall effectiveness and economic value of the pension plan. Based on an evaluation of the pension plan in fiscal 1998, the Bank concluded that future benefit accruals under the plan would cease, or "freeze" on May 31, 1998. In its stead, Reliance Federal Savings Bank 401(k) Retirement Savings Plan (the "401(k) Plan") was formed. Effective June 1, 1998, all Reliance Federal Savings Bank employees who are at least 21 years of age and have completed one year of service are eligible to participate in the 401(k) Plan.

Actuarial gains and losses that arise from changes in assumptions concerning future events, used in estimating pension costs, have been amortized over a period that reflects the long range nature of pension expense. However, as a result of the freezing of the plan, the Bank recognized a curtailment gain in fiscal 1998. (See Note 16).

The Company follows AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6") to account for the established
Employee Stock Ownership Plan ("ESOP"). SOP 93-6 requires that compensation expense be recognized for shares committed to be released to directly compensate employees equal to the fair value of the shares committed. In addition, SOP 93-6 requires that leveraged ESOP debt and related interest expense be reflected in the employer's financial statements. The application of SOP 93-6 results in fluctuations in compensation expense as a result of changes in the fair value of the Company's common stock; however, such compensation expense fluctuations result in an offsetting adjustment to paid in capital. Therefore, total stockholders' equity is not affected.

The Bank follows SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 applies to all transactions in which an entity acquires goods or services by issuing equity instruments or by incurring liabilities where the payment amounts are based on the entity's common stock price, except for employee stock ownership plans. SFAS No. 123 established a fair value-based method of accounting for stock-based compensation arrangements with employees, rather than the intrinsic value-based method that is contained in Accounting Principles Board Opinion No.

25, "Accounting for Stock Issued to Employees" ("APB No. 25"). SFAS No. 123 does not require an entity to adopt the new fair value-based method for purposes of preparing its basic financial statements; an entity is allowed to continue to use the APB No. 25 method for preparing its basic financial statements. The Company has chosen to continue to use the APB No. 25 method, however, SFAS No. 123 requires presentation of pro forma net income and earnings per share information, in the notes to the financial statements, as if the fair value-based method had been adopted.

(m)   Treasury Stock
Repurchases of common stock are recorded as treasury stock at cost.

(n)  Earnings Per Share
In February 1997, the FASB issued SFAS No. 128, "Earnings per Share". SFAS No.128 specifies the computation, presentation and disclosure requirements for earnings per share ("EPS") for entities with publicly held common stock or potential common stock. This statement simplifies the standard for computing EPS previously found in Accounting Principles Board Opinion No. 15 ("APB No. 15"). It replaces the presentation of primary EPS with a presentation of basic EPS and the presentation of fully diluted EPS with a presentation of diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period, adjusted for the unallocated portion of shares held by the ESOP in accordance with SOP 93-6. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Potential common stock due to the dilutive effect of stock options is computed using the treasury stock method. SFAS No. 128 was effective for financial statements issued for periods ending after December 15, 1997 and requires the restatement of all prior-period EPS data presented. The Company adopted SFAS No. 128 effective December 31, 1997.

2.  Stock Form of Ownership

On September 16, 1993, the Board of Directors of the Bank adopted a Plan of Conversion to convert from a federally chartered mutual savings bank to a federally chartered stock savings bank with the concurrent formation of a holding company. As part of the conversion, the Company was incorporated under Delaware law on November 16, 1993. The Company completed its initial public offering on March 31, 1994 and issued 10,750,820 shares of common stock resulting in net proceeds of approximately $103.6 million. The Company retained $51.8 million of the net proceeds and used the remaining net proceeds to purchase all of the outstanding stock of the Bank. The financial position and results of operations of the Company as of and for the year ended June 30, 1998, 1997 and 1996 are presented in Note 20.

On February 9, 1998, the Company completed its fifth five percent stock repurchase plan repurchasing 440,973 shares at an aggregate cost of $13.4 million. On January 12, 1998, the Company announced its sixth stock repurchase plan to repurchase up to 500,000 of the Company's outstanding shares. As of June 30, 1998, 100,000 shares under this program were repurchased at an aggregate cost of $3.7 million. During fiscal years 1998, 1997 and 1996, the Company repurchased total shares of 460,973, 442,182 and 260,776, respectively, at an aggregate cost of $15.3 million, $8.1 million and $3.8 million, respectively.

At the time of the conversion, the Bank established a liquidation account with a balance equal to its retained earnings reflected in its statement of condition. The balance in the liquidation account at June 30, 1998 and 1997 was approximately $21.4 million and $25.3 million, respectively. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

The Company may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements, the amount required for the liquidation account, or if such declaration and payment would otherwise violate regulatory requirements. During fiscal 1998, the Company declared cash dividends totalling $6.0 million.

3.  Acquisitions

Acquisition of Bank of Westbury

At the close of business on August 11, 1995, the Company completed its acquisition of the Bank of Westbury, a Federal Savings Bank, with six banking offices located in Nassau County, Long Island, New York in a transaction which was accounted for as a purchase. Assets acquired in the transaction, principally loans and mortgage-backed securities, aggregated $166.2 million, and liabilities assumed, substantially all deposits, aggregated $156.6 million. The cost of the acquisition was approximately $16.7 million in cash. The excess of cost over the fair value of net assets acquired in the transaction was $7.8 million which is being amortized on a straight line basis over 15 years.

Acquisition of Sunrise Bancorp, Inc.

On January 11, 1996, the Company completed the acquisition of Sunrise Bancorp, Inc., with 11 banking offices located in the counties of Nassau and Suffolk, Long Island, New York, in a transaction which was accounted for as a purchase. The cost of acquisition was approximately $106.3 million in cash. Assets acquired in the transaction, principally loans and mortgage-backed securities, aggregated $609.3 million and liabilities assumed, substantially all deposits and borrowings, aggregated $545.7 million. The excess of cost over fair value of net assets acquired in the transaction was $43.6 million, which is being amortized on a straight line basis over 15 years.

Acquisition of Continental Bank

On October 17, 1997, the Company completed the acquisition of Continental Bank ("Continental"), a commercial bank with two full service banking offices located in Nassau and Suffolk counties in Long Island, New York, a commercial lending facility and five check cashing facilities ("Money Centers") in Manhattan. The transaction was accounted for as a purchase. Under the terms of the merger, Reliance issued 1.10 shares (1,013,909 shares) of its common stock for each outstanding common share of Continental. The cost of the acquisition was approximately $24.4 million. Assets acquired in the transaction, principally loans and mortgage-backed securities aggregated $177.8 million and liabilities assumed, substantially all deposits and borrowings, aggregated $171.1 million. The excess of cost over fair value of net assets acquired in the transaction was $17.7 million, which is being amortized on a straight line basis over 15 years.

The following summarizes the actual and unaudited projected amortization of discounts and premiums relating to the fair market value adjustments and the excess of cost over fair value of net assets acquired:

                             Excess of Cost                                                               Total
                            Over Fair Value   Net Discount   Net Discount       Net          Net       Net Decrease
                             of Net Assets     (Premium)     (Premium)       Premium       Premium       In Income
                               Acquired        Securities      Loans       Other Assets  Liabilities   Before Taxes
                               --------        ----------      -----       ------------  -----------   ------------
                                                                  (In thousands)
Amortization:
1996 Actual..................  $ (1,928)          $ 89          $ 45         $ (116)        $  454     $ (1,456)
1997 Actual..................    (3,404)           (90)         (277)          (314)           598       (3,487)
1998 Actual..................    (4,218)          (199)         (146)          (274)           467       (4,370)
1999 Projected...............    (4,563)          (282)         (112)          (297)           457       (4,797)
2000 Projected...............    (4,563)          (148)          (92)          (240)           300       (4,743)
2001 Projected...............    (4,563)           (49)          (71)          (190)             9       (4,864)
Thereafter Projected.........   (45,247)             53          (77)        (1,356)            --      (46,627)
                                --------          -----         -----        -------         ------     --------
                              $ (68,486)         $ (626)      $ (730)      $ (2,787)       $ 2,285    $ (70,344)
                                 =======           =====        =====        =======         =====      ========




                                                        31




4.  Money Market Investments

Money market investments  generally have original  maturities of three months or less, and at June 30, 1998 and 1997 consist solely of securities purchased under
agreements  to  resell  (repurchase  agreements).   These  agreements  represent
short-term loans and are reflected as an asset in the consolidated statements of condition.  The same  securities  are to be resold at maturity of the repurchase agreements.

Securities purchased under repurchase agreements averaged $4.5 million for the year ended June 30, 1998 and $3.0 million for the year ended June 30, 1997. The maximum amount of such agreements outstanding at any month-end during the fiscal year ended June 30, 1998 and 1997 was $23.0 million and $8.5 million, respectively.

5. Debt and Equity Securities

A summary of the amortized cost and estimated market values of debt and equity securities are as follows:


                                                                                       June 30, 1998
                                                                   -------------------------------------------------
                                                                                  Gross        Gross       Estimated
                                                                   Amortized    unrealized    unrealized     market
                                                                     cost          gain         loss         value
                                                                     ----          ----         ----         -----
Held-to-Maturity:                                                                      (In thousands)
U.S. Government Agency Obligations..............................   $ 22,493        $ 293        $ --       $ 22,786
Obligation of New York State....................................        390           27          --            417
FHLB Stock......................................................     17,306           --          --         17,306
                                                                     ------          ---         ---         ------
                                                                   $ 40,189        $ 320        $ --       $ 40,509
                                                                     ======          ===         ===         ======

Available-for-Sale:
U.S. Government Agency Obligations..............................   $ 29,031        $ 260        $ (1)      $ 29,290
Corporate Obligations...........................................    103,070          343        (246)       103,167
Marketable Equity Securities....................................      2,419           31          --          2,450
                                                                      -----          ----        ----        ------
                                                                   $ 134,520       $ 634      $ (247)     $ 134,907
                                                                     =======         ===         ====       =======


                                                                                       June 30, 1997
                                                                   -------------------------------------------------
                                                                                  Gross        Gross       Estimated
                                                                   Amortized    unrealized    unrealized     market
                                                                     cost          gain         loss         value
                                                                     ----          ----         ----         -----
Held-to-Maturity:                                                                      (In thousands)
U.S. Government Agency Obligations..............................   $ 29,952        $  90      $   --       $ 30,042
Obligation of New York State....................................        391           36          --            427
FHLB Stock......................................................     15,683           --          --         15,683
                                                                     ------          ---         ---         ------
                                                                   $ 46,026        $ 126        $ --       $ 46,152
                                                                     =======         ===         ====       =======
Available-for-Sale:
U.S. Government Agency Obligations..............................   $ 22,036        $  59       $ (15)      $ 22,080
United States Treasury Bills....................................      4,785           27          --          4,812
Marketable Equity Securities....................................          8            9          --             17
                                                                      -----         ----         ----        ------
                                                                   $ 26,829         $ 95        $ (15)     $ 26,909
                                                                     =======         ===         ====       =======







                                                        32




The amortized cost and estimated market value of debt and equity securities at June 30, 1998 and 1997, by contractual maturity, are shown below:

                                             June 30, 1998                                 June 30, 1997
                               ----------------------------------------      ----------------------------------------
                               Held-to-maturity      Available-for-sale      Held-to-maturity      Available-for-sale
                               ----------------      ------------------      ----------------      ------------------
                                         Estimated              Estimated              Estimated              Estimated
                              Amortized   market    Amortized     market    Amortized    market    Amortized    market
                                cost       value       cost       value       cost       value       cost        value
                                ----       -----       ----       -----       ----       -----       ----        -----
                                                                       (In thousands)
Due in One Year or Less....    $  2,493  $ 2,499    $ 5,892    $ 5,902          $ --       $ --    $ 10,955   $ 10,981
Due After One Year
  Through Five Years.......        390       417      18,466     18,493       10,343     10,369       5,866      5,845
Due After Five Years
  Through Ten Years........     20,000    20,287      13,144     13,378       20,000     20,100      10,000     10,066
Due After Ten Years........         --        --      94,599     94,684           --         --          --         --
Equity Securities..........     17,306    17,306       2,419      2,450       15,683     15,683           8         17
                                ------    ------      ------      -----       ------     ------       -----      -----
                              $ 40,189  $ 40,509   $ 134,520  $ 134,907     $ 46,026   $ 46,152    $ 26,829   $ 26,909
                                ======    ======     =======    =======       ======     ======      ======     ======

In fiscal 1998,1997 and 1996 gross proceeds from the sale of debt and equity securities available-for-sale totalled $4.9 million, $5.0 million and $29.2 million, respectively. For fiscal 1998, 1997 and 1996 gross realized gains totalled $11,000, $17,000 and $20,000, respectively, and gross realized losses totalled $0, $16,000 and $15,000, respectively.



                                                        33




6.  Mortgage-Backed Securities

The amortized cost and estimated market values of mortgage-backed securities are summarized as follows:

                                                                                      June 30, 1998
                                                                   --------------------------------------------------
                                                                                  Gross         Gross       Estimated
                                                                   Amortized    unrealized    unrealized      market
                                                                     cost         gain           loss         value
                                                                     ----         ----           ----         -----
Held- to-Maturity:                                                                    (In thousands)
Pass-through Certificates Guaranteed by:
      GNMA....................................................    $  78,106      $ 2,126     $    --      $  80,232
      FHLMC...................................................       10,304          267          --         10,571
      FNMA....................................................       33,949          959          --         34,908
      REMICs:
             Agency Issuance..................................       53,021           85        (307)        52,799
             Private Issuance.................................       73,879          353        (410)        73,822
                                                                     ------          ---        ----         ------
                                                                  $ 249,259      $ 3,790      $ (717)     $ 252,332
                                                                    =======        =====        =====       =======
Available-for-Sale:
Pass-through Certificates Guaranteed by:
      GNMA....................................................    $ 187,562      $ 2,732      $  (47)       190,247
      FHLMC...................................................      118,982        1,702          (7)       120,677
      FNMA....................................................      140,597        1,618         (32)       142,183
      REMICs:
            Agency Issuance...................................      128,113          198         (39)       128,272
            Private Issuance..................................      358,033        1,404        (469)       358,968
                                                                    -------        -----        ----        -------
                                                                  $ 933,287      $ 7,654      $ (594)     $ 940,347
                                                                    =======        =====        ====        =======


                                                                                     June 30, 1997
                                                                   --------------------------------------------------
                                                                                  Gross         Gross       Estimated
                                                                   Amortized    unrealized    unrealized      market
                                                                     cost         gain           loss         value
                                                                     ----         ----           ----         -----
Held- to-Maturity:                                                                   (In thousands)
Pass-through Certificates Guaranteed by:
      GNMA....................................................    $ 106,900      $ 3,078        $ --      $ 109,978
      FHLMC...................................................       12,963          176          --         13,139
      FNMA....................................................       39,493          498          --         39,991
                                                                     ------          ---         ---         ------
                                                                  $ 159,356      $ 3,752        $ --      $ 163,108
                                                                    =======        =====         ===        =======

Available-for-Sale:
Pass-through Certificates Guaranteed by:
      GNMA....................................................    $ 233,572      $ 4,182     $    --      $ 237,754
      FHLMC...................................................      222,961        1,378      (2,583)       221,756
      FNMA....................................................      131,066        1,326      (1,307)       131,085
      REMICs:
            Agency Issuance...................................       20,806           --        (254)        20,552
            Private Issuance..................................      110,481          191          --        110,672
                                                                    -------          ---         ---        -------
                                                                  $ 718,886      $ 7,077    $ (4,144)     $ 721,819
                                                                    =======        =====      =======       =======

In fiscal 1998, 1997 and 1996 gross proceeds from the sale of mortgage-backed securities available-for-sale totalled $190.2 million, $59.8 million and $180.6 million, respectively. For fiscal 1998, 1997 and 1996 gross realized gains totalled $540,000, $466,000 and $1,881,000, respectively, and gross realized losses totalled $556,000, $295,000 and $1,208,000, respectively.

7.  Loans Receivable

Loans receivable, net are summarized as follows:

                                                             June 30,
                                                  --------------------------
                                                    1998              1997
                                                    ----              ----
 Mortgage Loans:                                        (In thousands)
     One- to four-family........................ $ 492,804         $ 552,577
     Multi-family...............................   243,070           190,293
     Commercial Real Estate.....................    43,624            23,445
     Co-op......................................     7,516             8,647
     Construction...............................     4,879             1,440
                                                    ------            ------
                                                   791,893           776,402
Less:
     Unearned Discount, Premiums and
     Deferred Loan Origination Fees, Net........      (942)             (790)
                                                   -------           -------
          Total Mortgage Loans..................   790,951           775,612
                                                   -------           -------

Commercial Loans:
     Asset Based Loans..........................    21,339                --
     Other Commercial Loans.....................    28,548                --
                                                    ------             -----
          Total Commercial Loans................    49,887                --
                                                    ------             -----

Consumer and Other Loans:
     Home Equity Lines of Credit................    93,862            91,782
     Guaranteed Student Loans...................    15,262            17,006
     Home Equity Loans..........................    19,050            19,505
     Loans on Deposit Accounts..................     5,416             5,514
     Other Loans................................     3,622             4,308
                                                     -----             -----
                                                   137,212           138,115
    Deferred Loan Origination Costs, Net........       688               776
                                                     -----            ------
          Total Consumer and Other Loans........   137,900           138,891
                                                   -------           -------
Less:
     Allowance for Loan Losses..................    (8,941)           (5,182)
                                                   -------           -------
                                                 $ 969,797         $ 909,321
                                                   =======           =======

                                                           June 30,
                                                   --------------------------
                                                      1998             1997
                                                      ----             ----
   Commitments Outstanding:                               (In thousands)
     Mortgage Loans.............................   $ 33,386          $ 26,214
                                                     ======            ======
     Consumer and Other Commercial Loans........   $  7,056           $   509
                                                     ======             =====
     Unused Consumer Lines of Credit............   $ 53,361          $ 53,399
                                                     ======            ======
     Unused Commercial Lines of Credit..........   $ 22,622           $    --
                                                     ======             =====

At June 30, 1998 and 1997, the Company had commitments to sell loans of $3.7 million and $525,000, respectively. At June 30, 1998, the Company had no commitments to purchase loans. At June 30, 1997, the Company had commitments to purchase loans of $1.5 million.

The principal balance of loans in arrears three months or more:

                                                  June 30,
                                     -------------------------------------
                                          1998                1997
                                     ---------------     -----------------
                                     No. of              No. of
                                     loans    Amount      loans     Amount
                                     -----    ------      -----     ------
                                               (Dollars in thousands)
One- to four-family Mortgages......   70    $ 6,256       120    $ 10,959
Consumer and Other Loans...........   62        517        71         465
Commercial Real Estate.............    7      1,962         9       3,303
Commercial.........................    9        567        --          --
                                    ----      -----       ----     ------
                                     148     $ 9,302       200   $ 14,727
                                     ===       =====       ===     ======

Interest income that would have been recorded under the original terms of loans classified as non-accrual and interest income actually recognized are as follows:
                                                        Year Ended June 30,
                                                        -------------------
                                                      1998     1997    1996
                                                      ----     ----    ----
                                                          (In thousands)
Interest Income that would have been Recorded..... $ 1,159    $ 838    $ 622
Interest Income Recognized........................    (360)    (265)     (68)
                                                      ----     ----      ---
Interest Income Foregone..........................   $ 799    $ 573    $ 554
                                                       ===      ===      ===

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

At June 30, 1998 and 1997, the Company had four impaired commercial real estate loans totalling $1.9 million and $2.9 million, respectively, with no related allowance. The Company had ten impaired commercial loans totalling $567,000 at June 30, 1998 and no impaired commercial loans at June 30, 1997 and 1996, with no related allowances. The Company's average recorded investment in impaired loans for the years ended June 30, 1998, 1997 and 1996 was $2.5 million, $1.9 million and $493,000, respectively. The Company did not recognize any interest income on impaired loans for the years ended June 30, 1998, 1997 and 1996.

The Bank generally originates fixed rate loans with terms greater than 15 years for sale to FHLMC, FNMA or other secondary market investors. At June 30, 1998 and 1997, there were no fixed rate loans classified as held for sale.

Included in mortgage loans at June 30, 1998 and 1997 are $425.2 million and $416.2 million, respectively, of adjustable rate mortgage loans.

Proceeds from the sale of first mortgage loans were $8.5 million, $7.3 million and $5.9 million during the fiscal years ended June 30, 1998, 1997 and 1996, respectively. Gross realized gains and losses resulting from sale of first mortgage loans were as follows:
                                            Year Ended June 30,
                                      ----------------------------
                                      1998        1997        1996
                                      ----        ----        ----
                                               (In thousands)
Gross Realized Gains.............     $ 44        $ 31        $ 34
Gross Realized Losses............       --          (3)         (4)
                                       ---         ---         ---
                                      $ 44        $ 28        $ 30
                                        ==          ==          ==

The Bank services mortgage loans for investors which are not included in the accompanying consolidated statements of condition. A summary of the principal balances, custodial escrow, servicing income and number of loans serviced for others by the Bank are as follows:
                                                    Year Ended June 30,
                                                  ---------------------------
                                                  1998        1997       1996
                                                  ----        ----       ----
                                                    (Dollars in thousands)
Principal Balances............................ $ 355,149  $ 410,229  $ 455,626
                                                 =======    =======    =======
Custodial Escrow..............................   $ 4,290    $ 4,493    $ 6,980
                                                   =====      =====      =====
Servicing Income (Excludes MSR Amortization)..   $ 1,183    $ 1,399      $ 861
                                                   =====      =====        ===
Number of Loans...............................     6,085      6,842      7,497
                                                   =====      =====      =====

Fees earned for servicing loans are reported as income when the related mortgage payments are collected. Mortgage Servicing Rights ("MSRs") are amortized as a reduction to loan service fee income on a method that approximates the level-yield basis over the estimated remaining life of the underlying mortgage loans. MSRs are carried at fair value and impairment, if any, is recognized through a valuation allowance. For the year ended June 30, 1998 and 1997, no impairment existed in the MSRs and as a result, no valuation allowance was required.

MSR activity is summarized as follows:
                                                     Year Ended June 30,
                                                ------------------------------
                                                  1998         1997       1996
                                                  ----         ----       ----
                                                         (In thousands)
Balance at Beginning of the Year............... $ 3,046    $ 3,905       $ --
MSRs Acquired in Acquisitions of
 Bank of Westbury and Sunrise Bancorp, Inc.....      --         --      4,145
Amortization...................................    (729)      (859)      (240)
                                                   ----       ----       ----
Balance at End of the Year..................... $ 2,317    $ 3,046    $ 3,905
                                                  =====      =====      =====

8.  Allowance for Loan Losses

Activity in the allowance for loan losses is summarized as follows:

                                                    Year Ended June 30,
                                               ------------------------------
                                               1998        1997          1996
                                               ----        ----          ----
                                                      (In thousands)
Balance at Beginning of the Year............ $ 5,182     $ 4,495       $ 1,729
Provision for Loan Losses...................   1,650         950           725
Allowances of Acquired Institutions.........   2,745          --         2,217
Charge-offs.................................    (773)       (306)         (265)
Recoveries..................................     137          43            89
                                               -----      ------        ------
Balance at End of the Year.................. $ 8,941      $5,182       $ 4,495
                                               =====       =====         =====

9.  Real Estate Owned

Real estate owned, net is summarized as follows:
                                                           June 30,
                                                      -------------------
                                                      1998           1997
                                                      ----           ----
                                                        (In thousands)
One- to four-family Residences...................    $ 505         $ 365
Co-ops...........................................       73           419
Commercial.......................................      300            --
Allowance for Losses on Real Estate Owned........     (123)         (334)
                                                      ----          ----
                                                     $ 755         $ 450
                                                     =====         =====

Results of operating real estate owned for the years ended June 30, 1998, 1997 and 1996 are summarized as follows:

                                                      Year Ended June 30,
                                                  ---------------------------
                                                   1998      1997       1996
                                                   ----      ----       ----
                                                        (In thousands)
Net Gain on Sale on Real Estate Owned..........  $ 146       $ 56        $ 19
Net Expenses of Holding Property...............   (271)      (239)       (223)
Provision for Losses...........................    (93)      (200)       (375)
                                                  ----       ----        ----
                                                 $(218)    $ (383)      $(579)
                                                  =====      =====       =====

Activity in the allowance for losses in real estate owned is summarized as follows:

                                                    Year Ended June 30,
                                                -------------------------
                                                1998      1997       1996
                                                ----      ----       ----
                                                     (In thousands)
Balance at Beginning of the Year............   $ 334     $ 768      $ 589
Provision for Losses........................      93       200        375
Allowance of Acquired Institutions..........      --       --         188
Charge-offs.................................    (304)     (634)      (384)
                                                 ---      ----       ----
Balance at End of the Year..................   $ 123     $ 334      $ 768
                                                 ===       ===        ===

10.  Accrued Interest Receivable

Accrued interest receivable, net is summarized as follows:

                                                                June 30,
                                                           ------------------
                                                            1997        1998
                                                           ------      ------
                                                              (In thousands)
Debt Securities.........................................   $ 1,708      $ 842
Mortgage-Backed Securities..............................     7,137      5,548
Loans Receivable, Net of Reserves for Uncollectible
  Interest of $1,293 and $1,741, respectively...........     6,113      5,650
                                                            ------     ------
                                                          $ 14,958   $ 12,040
                                                            ======     ======
11.  Office Properties and Equipment

A summary of office properties and equipment, net is as follows:
                                                            June 30,
                                                        ------------------
                                                        1998          1997
                                                        ----          ----
                                                         (In thousands)
Land..............................................    $ 4,489       $ 4,094
Buildings.........................................     10,477         8,970
Furniture, Fixtures and Equipment.................     13,853        12,161
Leasehold Improvements............................      4,407         2,908
Capital Lease.....................................      1,470         1,470
                                                       ------        ------

Office Properties and Equipment, at Cost..........     34,696        29,603
Accumulated Depreciation and Amortization.........    (19,260)      (15,514)
                                                      -------       -------
                                                     $ 15,436      $ 14,089
                                                       ======        ======

In October 1989, the Bank sold a building used for a branch operation located in Jamaica, New York for approximately $2.3 million, and subsequently leased back a portion of the building to conduct the branch operation. The Bank received approximately $2.0 million in cash from the transaction, after expenses of the sale, which generated a gain of approximately $1.1 million. The gain has been deferred and is being amortized over the twelve- year lease period. Deferred gain on sale amounted to approximately $311,000 and $404,000 at June 30, 1998 and 1997, respectively, and is included in accrued expenses and other liabilities. The leaseback is recorded as a capital lease in the amount of $1.5 million at June 30, 1998 and 1997 (refer to the above table) and the related obligation under capital leases of $535,000 and $673,000 at June 30, 1998 and 1997 is reflected in accrued expenses and other liabilities. The projected annual lease payments amount to $215,000 per year (including interest) and total $717,000 through the duration of the lease.

Depreciation and amortization of office properties and equipment, included in occupancy and equipment expense, was approximately, $1.6 million, $1.4 million and $1.0 million for the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

12.  Deposits

Deposits are summarized as follows:

                                                                        June 30,
                                          --------------------------------------------------------------
                                                        1998                              1997
                                          -------------------------------     --------------------------
                                          Weighted                           Weighted
                                          average                             average
                                           rate         Amount     Percent    rate      Amount   Percent
                                           ----         ------     -------    ----      ------   -------
                                                             (Dollars in thousands)
NOW.....................................    1.52%     $  104,955       7%      1.00%   $  78,017       6%
Passbook................................    2.22         443,745      27       2.40      438,612      31
Money Market............................    2.22          92,815       6       2.40       92,184       6
Certificates of Deposit.................    5.56         934,558      57       5.61      806,750      56
Non-Interest Bearing Demand Deposit.....      --          52,225       3         --       20,474       1
                                                         -------     ---                  --------   ---
                                                     $ 1,628,298     100%             $ 1,436,037    100%
                                                       =========     ===                =========    ===

                                                                                   June 30,
                                                                    ----------------------------------------
                                                                           1998                 1997
                                                                    -------------------   ------------------
                                                                    Amount      Percent     Amount    Percent
                                                                    ------      -------     ------    -------
                                                                              (Dollars in thousands)
Contractual Maturity of Certificates of Deposit Accounts:
   Under 12 months............................................    $ 797,860        85%    $ 524,707      65%
   Over 12 months to 36 months................................      112,097        12       245,382      30
   Over 36 months.............................................       24,601         3        36,661       5
                                                                    -------       ---       -------     ---
                                                                  $ 934,558       100%    $ 806,750     100%
                                                                    =======       ===       =======     ===

The aggregate amount of certificates of deposit accounts with a minimum denomination of $100,000 was approximately $78,052,000 and $51,259,000 at June
30, 1998 and 1997, respectively.

Interest expense on deposits is summarized as follows:

                                                Year Ended June 30,
                                            ---------------------------
                                            1998       1997        1996
                                            ----       ----        ----
               (In thousands)
NOW.................................    $  1,257    $  1,041     $  1,161
Passbook............................      10,439      10,937        8,942
Money Market........................       2,249       2,493        2,515
Certificates of Deposit.............      49,487      39,668       29,807
                                          ------     -------       ------
                                        $ 63,432    $ 54,139     $ 42,425
                                          ======      ======       ======

On September 30, 1996, Congress passed, and the President signed, legislation that recapitalized the Savings Association Insurance Fund (the "SAIF"). Under the major provisions of the legislation, savings institutions, such as the Bank, were assessed a one-time assessment of 65.7 basis points per $100 of insured
SAIF deposits. The Company recorded a one-time pre-tax charge of $8.25 million during the first quarter of fiscal year 1997.




                                                        39




13.  Borrowed Funds

The Bank was obligated for borrowings as follows:
                                                                    June 30, 1998              June 30, 1997
                                                                 -------------------         -----------------
                                                                 Weighted                    Weighted
                                                                 average                     average
                                                                   rate       Amount           rate      Amount
                                                                   ----       ------           ----      ------
                                                                             (Dollars in thousands)
    Advances from FHLB - NY...................................     5.49%    $ 182,136         5.58%    $ 40,000
    Reverse Repurchase Agreements.............................     5.64       398,070         5.78      311,913
    Company Obligated Mandatorily Redeemable Capital
        Securities of Reliance Capital Trust I................     8.17        50,000           --           --
                                                                               ------                   -------
                                                                            $ 630,206                 $ 351,913
                                                                              =======                   =======

Information   concerning  borrowings  under  reverse  repurchase  agreements  is summarized as follows:

                                                                                      At or for the Year Ended
                                                                                -------------------------------------
                                                                                June 30, 1998           June 30, 1997
                                                                                -------------           -------------
                                                                                       (Dollars in thousands)
Average Balance during the Year...........................................        $ 309,618            $ 288,845
Average Interest Rate during the Year.....................................             5.79%                5.63%
Maximum Month-end Balance during the Year.................................        $ 398,070            $ 326,391

Mortgage-Backed Securities Pledged as Collateral under Reverse
  Repurchase Agreements at Year End:
     Carrying Value.......................................................        $ 418,883            $ 326,843
     Estimated Market Value...............................................        $ 421,931            $ 326,801


FHLB  advances  and  reverse  repurchase   agreements  at  June  30,  1998  have
contractual maturities as follows:

                                                    Reverse
         Year Ended            FHLB               Repurchase
          June 30,           Advances             Agreements
          --------           --------             ----------
                                     (In thousands)
            1999            $  28,136              $ 278,070
            2000                   --                 25,000
            2001               20,000                     --
            2002               34,000                 20,000
            2003                   --                 75,000
      Thereafter              100,000                     --
                              -------                -------
           Total            $ 182,136              $ 398,070
                              =======                =======


As a member of the Federal Home Loan Bank System (FHLB), the Bank borrows from the FHLB on a secured basis. Borrowings at June 30, 1998 and 1997 were secured by a blanket lien over all assets equal to 110% of borrowings.

On April 29, 1998, Reliance Capital Trust I, a trust formed under the laws of the State of Delaware (the "Capital Trust") issued $50 million of 8.17% capital securities. The Holding Company is the owner of all the beneficial interests represented by common securities of the Trust. The Trust exists for the sole purpose of issuing the Trust securities (comprised of the capital securities and the common securities) and investing the proceeds thereof in the 8.17% junior subordinated deferrable interest debentures issued by the Holding Company on April 23, 1998 which are scheduled to mature on May 1, 2028. Interest on the capital securities is payable in semiannual installments, commencing on November 1, 1998. The Trust securities are subject to mandatory redemption (i) in whole, but not in part upon repayment in full, at the stated maturity of the junior subordinated debentures at a redemption price equal to the principal amount of, plus accrued interest on, the junior subordinated debentures,(ii) in whole, but not in part, at any time prior to May 1, 2008, contemporaneously with the occurrence and continuation of a special event, defined as a tax event or regulatory capital event, at a special event redemption price equal to the greater of 100% of the principal amount of the junior subordinated debentures or the sum of the present values of the principal amount and premium payable with respect to an optional redemption of the junior subordinated debentures on the initial optional repayment date to and including the initial optional prepayment date, discounted to the prepayment date plus accrued and unpaid interest thereon, and (iii) in whole or in part, on or after May 1, 2008, contemporaneously with the optional prepayment by the Corporation of the junior subordinated debentures at a redemption price equal to the optional prepayment price. Subject to prior required regulatory approval, the junior subordinated debentures are redeemable during the 12-month periods beginning on or after May 1, 2008 at 104.085% of the principal amounts outstanding, declining ratably each year thereafter to 100%, plus accrued and unpaid interest thereon to the date of redemption. Deferred issuance costs in the amount of $1.0 million, are being amortized over ten years and are included in Prepaid Expenses and Other Assets in the Company's Consolidated Statement of Condition as of June 30, 1998.

14.  Income Taxes

The Company files a consolidated Federal income tax return on a calendar-year basis.

Under legislation enacted subsequent to June 30, 1996, the Bank is no longer able to use the percentage of taxable income method previously allowed for Federal tax purposes, but is permitted to deduct bad debts only as they occur and is additionally required to recapture (that is, take into taxable income) the excess balance of its bad debt reserves as of December 31, 1995 over the balance of such reserves as of December 31, 1987. However, such recapture requirements would be suspended for each of two successive taxable years beginning January 1, 1996 in which the Bank originates a minimum amount of certain residential loans based upon the average of the principal amounts of such loans made by the Bank during its six taxable years preceding January 1, 1996. As a result of this legislation, the Bank will incur additional Federal tax liability, but with no impact on the Bank's results of operations. The New York State and New York City tax laws have been amended to prevent a similar recapture of the Bank's bad debt reserve, and to permit continued future use of the bad debt reserve methods, for purposes of determining the Bank's New York State and New York City tax liabilities.

The Company files state and local tax returns on a calendar-year basis. State and local taxes imposed on the Company consist of New York State franchise tax, New York City Financial Corporation tax and Delaware franchise tax. The Company's annual liability for New York State and New York City purposes is the greater of a tax on income or an alternative tax based on a specified formula. The Company's liability for Delaware franchise tax is based on the lesser of a tax based on an authorized shares method or an assumed par value capital method; however under either method, the Company's total tax will not exceed $150,000. The Company provided for New York State and New York City taxes based on alternative taxable income for the year ended June 30, 1998 and based on taxable income for the years ended June 30, 1997 and 1996.

In connection with the acquisitions of the Bank of Westbury, Sunrise Bancorp, Inc and Continental Bank, a net deferred tax asset of $911,000, a net deferred tax liability of $2,285,000 and a net deferred tax asset of $1,050,000, respectively, were recognized for temporary differences between the book basis and tax basis of assets and liabilities acquired.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1998 and June 30, 1997 are presented below:

                                                                                                     June 30,
                                                                                              --------------------
                                                                                              1998           1997
                                                                                              ----           ----
Deferred Tax Assets:                                                                             (In thousands)
    Provisions for Losses on Loans and Real Estate Owned........................           $ 1,833           $ 325
    Book Deferred Gain on Sale of Building......................................               368             468
    Deposits....................................................................               333             535
    Deferred Fees...............................................................                71             128
    Other ......................................................................                 6              --
                                                                                              ----            ----
    Total Deferred Tax Assets...................................................             2,611           1,456
                                                                                             -----           -----
Deferred Tax Liabilities:
    Unrealized Gain on Available-for-Sale Securities............................             3,235           1,299
    Mortgage Loans..............................................................               483             680
    Office Properties and Equipment.............................................               335             830
    Mortgage Servicing Rights...................................................               298             492
    Debt and Equity and Mortgage-Backed Securities..............................               185             181
    Other.......................................................................               747             772
                                                                                             -----           -----
   Total Deferred Tax Liabilities...............................................             5,283           4,254
                                                                                             -----           -----
Net Deferred Tax Liability......................................................          $ (2,672)       $ (2,798)
                                                                                            =======         =======

The total income tax provision for the years ended June 30, 1998,  1997 and 1996 differs  from the amount of tax  provision  that would  result by  applying  the statutory  United States Federal income tax rate of 35.0% for fiscal 1998,  1997 and 1996 to income before income taxes:
                                                                         Year Ended June 30,
                                              -----------------------------------------------------------------
                                                      1998                   1997                   1996
                                              -------------------     ------------------      -----------------
                                               Amount        %         Amount        %        Amount        %
                                               ------       --         ------       --        ------       --
                                                                   (Dollars in thousands)
Tax Provision Statutory Rate...............   $ 11,739     35.0%       $ 7,376    35.0%      $ 7,584      35.0%
Amortization of Excess of Cost Over
  Fair Value of Net Assets Acquired........      1,444      4.3          1,191     5.7           675       3.1
State and Local Income Tax, Net of
  Federal Income Tax Benefit...............        924      2.8          1,228     5.8         1,684       7.8
Non-Deductible Expense of ESOP.............        643      1.9            302     1.4           133       0.6
Tax Exempt Interest on Municipal
  Investments..............................        (11)     0.0            (11)   (0.1)          (23)     (0.1)
Other, Net.................................         71      0.2             52     0.3          (107)     (0.5)
                                                   ---      ---           ----     ---          ----       ---

   Income Tax Expense .....................   $ 14,810     44.2%      $ 10,138     48.1%     $ 9,946      45.9%
                                                ======     ====         ======     ====        =====      ====

The components of the provision for income taxes for the years ended June 30, 1998, 1997 and 1996 are as follows:
                                            Year Ended June 30,
                                       --------------------------------
                                       1998         1997           1996
                                       ----         ----           ----
  Current:                                      (In thousands)
    Federal......................    $ 13,876      $  8,193      $ 6,858
    State and Local..............       1,459         1,861        2,348
                                        -----         -----        -----
                                       15,335        10,054        9,206
  Deferred:
    Federal......................        (488)           56          497
    State and Local..............         (37)           28          243
                                        -----          ----         ----
                                         (525)           84          740
                                         ----        ------          ---
                                     $ 14,810      $ 10,138      $ 9,946
                                       ======        ======        =====

15.  Commitments

At June 30, 1998, the Company was obligated under a number of non-cancelable operating leases on property used for banking purposes. Rental expense under these leases for the fiscal years ended June 30, 1998, 1997 and 1996 was approximately $1.3 million, $1.0 million and $819,000, respectively. The projected minimum annual rentals under the terms of these leases, exclusive of taxes and other charges, are summarized as follows:

                                            Amount
                                            ------
           Year ended June 30:          (In thousands)
           1999......................       1,116
           2000......................         947
           2001......................         848
           2002......................         821
           2003......................         444
           Thereafter................       1,130
                                            -----
                                          $ 5,306
                                          =======

The Bank is a party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of the purchaser to a third party. The Bank, in connection with its service corporations, at June 30, 1998 and 1997, has outstanding balances on letters of credits of $500,000 and $500,000, respectively. In addition, at June 30, 1998, the Bank had $828,000 in commercial standby letters of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers (See note 7).

16.  Retirement Plans

Pension Plan

The following table sets forth the Pension Plan's funded status and amounts recognized in the Company's consolidated statements of condition:

                                                                                                 June 30,
                                                                                            -------------------
                                                                                            1998           1997
                                                                                            ----           ----
                                                                                              (In thousands)
Actuarial Present Value of Benefits Obligations:
     Vested Benefit Obligation....................................................         $ 4,991         $ 7,494
     Accumulated Benefit Obligation...............................................           4,991           7,596
                                                                                             =====           =====

Plan Assets at Fair Value.........................................................           5,658           8,825
Projected Benefit Obligation for Service Rendered to Date.........................           4,991           9,365
                                                                                             -----           -----
Plan Assets Greater (Less) Than Projected Benefit Obligation......................             667            (540)
Unrecognized Net Asset Value Being Amortized over 15 Years........................              --             (21)
Unrecognized Prior Service Cost...................................................             (40)            (58)
Unrecognized Net Loss Due to Past Experience
   Different from Assumptions Made and Changes in Assumptions.....................             169           1,116
                                                                                              ----           -----
Prepaid Pension Cost..............................................................           $ 796           $ 497
                                                                                               ===             ===











The components of net pension expense are as follows:
                                                          Year Ended June 30,
                                                        ----------------------
                                                        1998     1997     1996
                                                        ----     ----     ----
                                                           (In thousands)
Service Cost-benefits Earned during the Year.......    $ 627    $ 327    $ 330
Interest Cost on Projected Benefit Obligation......      710      627      553
Net Amortization and Deferral......................       20     (290)      64
Actual Return on Plan Assets.......................     (710)    (482)    (778)
Curtailment Gain Recognized........................     (739)      --       --
Settlement Loss Recognized.........................      117       --       --
                                                        ----     ----      ---
Net Pension Expense................................     $ 25    $ 182    $ 169
                                                         ===      ===      ===

                                                         Year Ended June 30,
                                                      -----------------------
                                                      1998     1997      1996
                                                      ----     ----      ----
Assumptions Used:
    Weighted Average Discount Rate..................   7.0%     7.0%     7.0%
    Rate of Increase in Compensation Levels.........   5.0%     5.0%     5.0%
    Expected Long-term Rate of Return on Assets.....   8.0%     9.0%     9.0%

Based on an  evaluation of the pension plan in fiscal 1998,  the Bank  concluded that future benefit  accruals under the plan would cease, or "freeze" on May 31,
1998.  In  connection  with the  freezing  of the Plan,  the Bank  recognized  a
curtailment   gain  of   approximately   $739,000  and  a  settlement   loss  of
approximately $117,000 as of May 31, 1998.

In connection with the acquisitions of Bank of Westbury,  Sunrise Bancorp,  Inc.
and Continental Bank, their respective pension plans were terminated and are not included in the above tables. All former employees of Bank of Westbury and Sunrise Bancorp, Inc. remaining in the employment of the Company were eligible to participate in the Company's pension plan effective June 1, 1997. However, as a result of the pension plan's eligibility requirements and the freezing of the pension plan on May 31, 1998, no Continental employees were eligible to participate in the plan.

Reliance Federal Savings Bank 401(k) Retirement Plan

Effective June 1, 1998, employees of the Bank who are at least 21 years of age and have completed one year of service are eligible to participate in the Reliance Federal Savings Bank 401(k) Retirement Plan (the "401(k) Plan").
Eligible employees may make pre-tax contributions equal to the lesser of ten percent of their annual compensation or the amount permitted by law. As a base amount, the Bank will make contributions (on account for eligible employees) equal to two percent of all eligible employees earnings regardless of whether employees make contributions on their own behalf. Additionally, the Bank will make matching contributions equal to 75% of employee contributions that do not exceed four percent of their annual earnings. Employees are immediately vested in their own contributions and after five years of service they will be vested in the Bank's base and matching contributions. During fiscal 1998, the Bank incurred $40,000 in 401(k) Plan costs.

17.  Stock Benefit Plans

The following are the stock based benefit plans maintained by the Company:

Stock  Option  Plan
The Company maintains the Reliance  Bancorp,  Inc. 1994 Incentive  Stock Option
Plan and the Reliance Bancorp, Inc. 1996 Incentive Stock Option Plan Amended and
Restated as of February  17, 1997 (the "Stock  Option  Plans").  Under the Stock
Option Plans, stock options (which expire ten years from the date of grant) have been granted to the executive officers and officers of the Company and its affiliate, the Bank. Each option entitles the holder to purchase one share of the Company's common stock at an exercise price equal to the fair market value of the stock at the date of grant. Options will be exercisable in whole or in part over the vesting period. However, all options become 100% exercisable in the event that the employee terminates his employment due to death, disability, normal retirement, or in the event of a change in control of the Bank or the Company. Simultaneous with the grant of these options, the Personnel Committee of the Board of Directors granted "Limited Rights" with respect to the shares covered by the options. Limited Rights granted are subject to terms and conditions and can be exercised only in the event of a change in control of the Company. Upon exercise of a limited right, the holder shall receive from the Company a cash payment equal to the difference between the exercise price of the option and the fair market value of the underlying shares of common stock.

Stock Option Plan for Outside  Directors
The Company maintains the Amended and Restated Reliance Bancorp, Inc. 1994 Stock
Option Plans for Outside Directors (the "Directors' Option Plans"). Each member of the Board of Directors who is not an officer or employee of the Company or the Bank is granted non-statutory options to purchase shares of the Company's common stock. Members of the Board of Directors of the Company are granted options to purchase shares of the common stock of the Company at an exercise price equal to the fair market value of the stock at the date of grant. All of the options granted under the Directors' Option Plan become exercisable over the vesting period and expire upon the earlier of 10 years following the date of grant or one year following the date the optionee ceases to be a director.

                                                                       Number of Shares of
                                                                  ----------------------------------
                                                                                 Non-         Non-         Weighted
                                                                  Incentive    Statutory   Qualified        Average
                                                                    Stock        Stock     Options to      Exercise
                                                                  Options       Options    Directors         Price
                                                                  -------       -------    ---------         -----

Balance Outstanding at June 30, 1995..........................     608,505      216,390      196,650        $ 10.00
Granted.......................................................          --           --        6,727          15.25
Forfeited.....................................................          --           --           --             --
Exercised.....................................................          --           --           --             --
                                                                     -----        -----        -----           ----

Balance Outstanding at June 30, 1996..........................     608,505      216,390      203,377        $ 10.03
Granted.......................................................      70,398      213,402       40,500          18.22
Forfeited.....................................................          --           --           --             --
Exercised.....................................................     (48,780)     (35,000)      (6,000)         10.00
                                                                   --------     --------      -------         -----

Balance Outstanding at June 30, 1997..........................     630,123      394,792      237,877        $ 11.96
Granted.......................................................      13,647        3,353       40,500          29.87
Forfeited.....................................................          --           --           --             --
Exercised.....................................................    (131,399)    (102,816)      (1,500)         11.33
                                                                  ---------    ---------      -------         -----

Balance Outstanding at June 30, 1998..........................      512,371     295,329      276,877        $ 13.17
                                                                    =======     =======      =======          =====
Shares Exercisable at June 30, 1998...........................      390,294     250,847      274,634        $ 13.45

Had compensation cost for the Company's three stock-based compensation plans been determined consistent with SFAS No. 123 for awards made after July 1, 1995, the Company's net income per common share would have been reduced to the pro forma amounts indicated below for the years ended June 30:

                                                  1998       1997        1996
                                                --------   --------    -------
 (Dollars in thousands, except per share data)

 Net Income                   As Reported      $ 18,729    $ 10,936    $ 11,723
                              Pro forma          18,492       8,672      11,669

 Net Income per Common Share:
 Basic                        As Reported        $ 2.11      $ 1.32      $ 1.36
                              Pro forma          $ 2.08        1.04        1.36

 Diluted                      As Reported        $ 1.99      $ 1.25      $ 1.32
                              Pro forma          $ 1.96        0.99        1.32


The fair values of the share grants were estimated on the date of grant using the Black-Scholes option - pricing model using the following assumptions in fiscal 1998, 1997 and 1996: dividend yield of 3.00% for all years; expected volatility of 22.05% for fiscal 1998 and 16.64% for fiscal 1997 and 1996;
risk-free interest rates of 6.25% for all years; and expected option lives of 6 years for all years.

Employees Stock Ownership Plan ("ESOP")
The Bank has established an ESOP for eligible employees. Full-time employees employed with the Bank as of January 1, 1993, and full-time employees of the Company or the Bank employed after such date who have been credited with at least 1,000 hours during a twelve-month period and who have attained age 21 are eligible to participate.

The ESOP  borrowed  $8.3 million from the Company and used the funds to purchase
828,000 shares of the Company's common stock issued in the Conversion.  The loan is repaid  principally from the Bank's  discretionary  contributions to the ESOP over a 10 year period.  At June 30, 1998 and 1997,  the loan had an  outstanding balance of $4.8 million and $5.6 million,  respectively, and an interest rate of
8.50% and 8.50%, respectively. Interest expense for the obligation was $441,000,
$502,000 and $588,000,  respectively, for the year ended June 30, 1998, 1997 and
1996. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is paid. Contributions to the ESOP and shares  released  from the loan  collateral  in an  amount  proportional  to the repayment  of the ESOP  loan is  allocated  among  participants  on the basis of compensation,  as described  in the plan,  in the year of  allocation.  Benefits generally become 100% vested after five years of credited service.  However,  in the event of a change in control,  as defined in the plan, any unvested  portion
of  benefits  shall  vest   immediately.   Forfeitures  are  reallocated   among
participating  employees, in the same proportion as contributions.  Benefits are payable upon death, retirement,  disability, or separation from service based on vesting status and share allocations made.

As of June 30, 1998, 288,394 shares remaining in the ESOP were allocated to participants and 41,400 shares were committed to be released. As shares are released from collateral, the shares become outstanding for earnings per share computations. As of June 30, 1998 and 1997, the fair market value of the 455,400 and 538,200 unallocated shares, respectively, was $17.4 million and $15.8 million, respectively.

Recognition and Retention Plans and Trusts ("RRPs")

The Bank  maintains  the  Reliance  Federal  Savings Bank  Recognition  and
Retention Plan for Officers and Employees and the Amended and Restated  Reliance
Federal Savings Bank 1994  Recognition and Retention Plan for Outside  Directors
(the "RRPs"). The purpose of the RRPs is to provide executive officers, officers, and directors of the Bank with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Bank. The RRPs acquired an aggregate of 414,000 shares of the Company's common stock in the Conversion of which 412,447 shares have been awarded to Officers and Directors
(327,715 at the time of the Conversion and 84,732 thereafter). Such amounts represent deferred compensation and have been accounted for as a reduction of stockholders' equity. Awards vest at a rate of 20% per year for directors and officers, commencing one year from the date of award. Awards become 100% vested upon termination of employment due to death, disability, or following a change in control of the Bank or the Company.

The Company recorded compensation expenses for the ESOP and RRP of $3.7 million, $2.5 million and $2.0 million, respectively, for the years ended June 30, 1998, 1997 and 1996.

18.  Earnings Per Share

Effective  December 31, 1997,  the Company  adopted SFAS No. 128,  "Earnings Per
Share", which establishes new standards for computing and presenting earnings per share ("EPS"). All earnings per share amounts have been restated to conform to the new requirements.

Basis EPS is computed by dividing net income by the weighted average number of common shares outstanding. The weighted average number of common shares outstanding includes the average number of shares of common stock outstanding adjusted for the weighted average number of unallocated shares held by the ESOP.


Diluted EPS is computed by dividing net income by the weighted average number of common shares and common equivalent shares outstanding during the year. For the diluted EPS calculation, the weighted average number of common shares and common equivalent shares outstanding include the average number of shares of common stock outstanding adjusted for the weighted average number of unallocated shares held by the ESOP and the dilutive effect of unexercised stock options using the treasury stock method. When applying the treasury stock method, the Company's average stock price is utilized, and the Company adds to the proceeds the tax benefit that would have been credited to additional paid-in capital assuming exercise of non-qualified stock options.

The computation of basis and diluted EPS for the fiscal years ended June 30, 1998, 1997 and 1996 are presented in the following table:

                                                                 Year Ended June 30,
                                                         -------------------------------------
                                                         1998           1997              1996
                                                         ----           ----              ----
                                                                  (In thousands)
Net income.........................................   $ 18,729       $ 10,936         $ 11,723
Weighted average common shares.....................      8,890          8,299            8,594
                                                         -----        -------          -------
Basic earnings per share...........................  $    2.11      $    1.32        $    1.36
                                                      ========       ========         ========


Net income.........................................   $ 18,729       $ 10,936         $ 11,723

Weighted average common shares - basic.............      8,890          8,299            8,594
Effect of dilutive stock options...................        535            425              269
                                                      --------        -------          -------
Weighted average common shares and common
   equivalent shares...............................      9,425          8,724            8,863
                                                      --------          -----          -------
Diluted earnings per share.........................  $    1.99       $   1.25         $   1.32
                                                       =======         ======           ======


19.  Regulatory Matters

Federal regulations require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a 3% core capital ratio and an 8% risk-based capital ratio. The OTS prompt corrective action standards effectively establish a minimum 2% tangible capital ratio, a minimum 4% leverage ratio
(core) capital ratio and a minimum 4% Tier 1 risked based capital ratio. As of June 30, 1998 and 1997, the Bank was in compliance with the regulatory capital requirements.

Additionally, under prompt corrective action regulations, the regulators have adopted rules, which require them to take action against undercapitalized institutions, based upon five categories of capitalization: "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", and "critically undercapitalized". The rules adopted generally provide that an insured institution whose risk-based capital ratio is 10% or greater, Tier 1 risk- based capital is 6% or greater, and leverage ratio is 5% or greater is considered a "well capitalized" institution. As of June 30, 1998, 1997 and 1996, the Bank was considered a "well capitalized" institution.

Dividend payments to the Company from the Bank are subject to the profitability of the Bank and by applicable laws and regulations. During fiscal 1998 and 1997, the Bank made dividend payments to the Company of $14.0 million and $6.7 million, respectively.

During fiscal 1998, the Company invested $18.8 million of the proceeds from the issuance of its Junior Subordinated debt in the Bank which increased the Bank's capital and capital ratios.







The following table sets forth the required ratios and amounts and the Bank's actual capital amounts and ratios at June 30, 1998 and 1997:

                                                          June 30, 1998
                                  ------------------------------------------------------------------
                                    Capital                  Actual                  Excess
                                  Requirement     %         Capital       %          Capital       %
                                  -----------    --         -------      --          -------      --
                                                       (Dollars in thousands)
       Tangible.................. $ 35,825       1.5%     $ 145,337      6.1%     $ 109,512       4.6%
       Leverage..................   71,650       3.0        145,337      6.1         73,687       3.1
       Risk-based................   80,724       8.0        154,245     15.3         73,521       7.3

                                                          June 30, 1997
                                  ------------------------------------------------------------------
                                    Capital                  Actual                  Excess
                                  Requirement     %         Capital       %          Capital       %
                                  -----------    --         -------      --          -------      --
                                                       (Dollars in thousands)

       Tangible.................. $ 28,937       1.5%     $ 107,967      5.6%       $79,030       4.1%
       Leverage..................   57,874       3.0        107,967      5.6         50,093       2.6
       Risk-based................   59,670       8.0        113,094     15.2         53,424       7.2

20.  Fair Value of Financial Instruments

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
















                                                                                    June 30,
                                                             ------------------------------------------------------
                                                                      1998                           1997
                                                             -------------------------     ------------------------
                                                             Carrying       Estimated      Carrying       Estimated
                                                              Amount        Fair Value      Amount        Fair Value
                                                                                    (In thousands)
On Balance Sheet:
Financial Assets:
Cash and Due from Banks..............................        $ 37,596       $ 37,596       $ 29,565        $ 29,565
Money Market Investments.............................           9,500          9,500          1,100           1,100
Debt and Equity Securities Available-for-Sale........         134,907        134,907         26,909          26,909
Debt and Equity Securities Held-to-Maturity..........          40,189         40,509         46,026          46,152
Mortgage-Backed Securities Available-for-Sale........         940,347        940,347        721,819         721,819
Mortgage-Backed Securities Held-to-Maturity..........         249,259        252,332        159,356         163,108
Loans Receivable, Net................................         969,797        984,224        909,321         910,671
Mortgage Servicing Rights............................           2,317          2,632          3,046           3,797

Financial Liabilities:
Deposits.............................................       1,628,298      1,630,087      1,436,037       1,432,234
Borrowed Funds.......................................         630,206        631,407        351,913         349,499

Off Balance Sheet:
Outstanding Commitments..............................         116,425        116,425         80,122          80,122
Letters of Credit....................................           1,382          1,382            500             500

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

21.  Parent-Only Financial Information

The following condensed statements of condition at June 30, 1998 and 1997 and condensed statements of income and cash flows for the years ended June 30, 1998, 1997 and 1996 for Reliance Bancorp, Inc. (parent company only) reflects the Company's investment in its wholly-owned subsidiary, the Bank, using the equity method of accounting.


CONDENSED STATEMENTS OF CONDITION
                                                                                                 June 30,
                                                                                         --------------------------
                                                                                          1998                1997
                                                                                          ----                ----
ASSETS                                                                                        (In thousands)
Cash.....................................................................                 $ 1,294             $ 470
Money Market Investments.................................................                   9,500             1,100
Debt Securities Available-for-Sale.......................................                  24,374             4,811
ESOP Loan Receivable.....................................................                   4,799             5,622
Other Assets.............................................................                   2,210               633
Investment in Reliance Federal Savings Bank..............................                 205,355           151,772
Investment in Reliance Capital Trust I...................................                   1,547                --
                                                                                           ------             -----
        Total Assets.....................................................               $ 249,079         $ 164,408
                                                                                          =======           =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued Expenses.........................................................                 $ 2,668           $ 1,738
Junior Subordinated Debt Issued to Reliance Capital Trust I..............                  51,547                --
Stockholders' Equity.....................................................                 194,864           162,670
                                                                                          -------           -------
        Total Liabilities and Stockholders' Equity.......................               $ 249,079         $ 164,408
                                                                                          =======           =======






CONDENSED STATEMENTS OF INCOME
                                                                                   Year Ended June 30,
                                                                         -------------------------------------
                                                                         1998             1997            1996
                                                                         ----             ----            ----
                                                                                      (In thousands)
Interest Income - Securities and Repurchase Agreements..........       $ 615             $ 230            $ 958
Interest Income - ESOP Loan Receivable..........................         441               502              588
                                                                       -----              ----            -----
        Total Interest Income...................................       1,056               732            1,546

Interest Expense................................................        (724)               --               --
Cash Dividends from the Bank....................................      14,000             6,700               --
Other Operating Income..........................................          11                --                3
Other Operating Expense.........................................        (418)             (521)            (551)
                                                                       -----              ----             ----
Income Before Income Taxes and Equity in Undistributed
   Earnings of the Bank.........................................      13,925             6,911              998
(Recovery) Provision for Income Taxes...........................         (30)               90              445
                                                                       -----              ----             ----
Income before Equity in Undistributed
    Earnings of the Bank........................................      13,955             6,821              553
Equity in Undistributed Earnings of Reliance
    Federal Savings Bank........................................       4,774             4,115           11,170
                                                                       -----             -----           ------

                Net Income......................................    $ 18,729          $ 10,936         $ 11,723
                                                                      ======            ======           ======

CONDENSED STATEMENTS OF CASH FLOWS
                                                                                 Year Ended June 30,
                                                                        -------------------------------------
                                                                        1998             1997            1996
                                                                        ----             ----            ----
                                                                                    (In thousands)
Cash from Operating Activities:
Net Income......................................................    $ 18,729          $ 10,936         $ 11,723
Equity in Undistributed Earnings of the Bank ...................      (4,774)           (4,115)         (11,170)
Accretion of Discounts..........................................         (47)              (70)              --
Net Gain on Sale of Securities..................................         (11)               --               (3)
(Increase) Decrease in Other Assets.............................      (1,655)              544              (73)
Increase in Accrued Expenses....................................       2,550               122               52
                                                                       -----              ----              ---
     Net Cash Provided by Operating Activities..................      14,792             7,417              529
                                                                      ------             -----              ---


Cash Flows from Investing Activities:
Purchase of Debt Securities Available-for-Sale..................     (24,187)           (4,715)              --
Proceeds from Sales of Debt Securities Available-for-Sale.......       4,870                --           23,883
Principal Payments on ESOP Loan Receivable......................         823               850              831
Payments for Investments in Reliance Capital Trust I............      (1,547)               --               --
Payments for Investments in Bank................................     (18,750)               --           (9,673)
                                                                     -------              ----           ------
    Net Cash (Used in) Provided by Investing Activities.........     (38,791)           (3,865)          15,041
                                                                     -------            ------           ------

Cash Flows from Financing Activities:
Proceeds from Issuance of Junior Subordinated Debt..............      51,547                --               --
Purchase of Treasury Stock......................................     (15,269)           (8,113)          (3,829)
Net Proceeds from Issuance of Common Stock
   Upon Exercise of Stock Options...............................       2,670               898               --
Dividends Paid..................................................      (5,725)           (4,578)          (3,808)
                                                                      ------            -------          -------
     Net Cash Provided by (Used in) Financing Activities........      33,223           (11,793)          (7,637)
                                                                      ------           --------          -------

Net Increase (Decrease) in Cash and Cash Equivalents............       9,224            (8,241)           7,933
Cash and Cash Equivalents at Beginning of Year..................       1,570             9,811            1,878
                                                                      ------             -----            -----
Cash and Cash Equivalents at the End of Year....................    $ 10,794           $ 1,570          $ 9,811
                                                                      ======             =====            =====

INDEPENDENT AUDITORS' REPORT
----------------------------

[LOGO]  KPMG Peat Marwick LLP


         Certified Public Accountants
         1305 Walt Whitman Road
         Melville, NY  11747-4302


To the Board of Directors and Stockholders of Reliance Bancorp, Inc.,

We have audited the accompanying consolidated statements of condition of Reliance Bancorp, Inc. and subsidiary as of June 30, 1998 and 1997 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Reliance Bancorp, Inc. and subsidiary as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998, in conformity with generally accepted accounting principles.




/s/  KPMG Peat Marwick
     Melville, NY  11747-4302
     July 23, 1998

Reliance Bancorp, Inc. and Subsidiary
Selected Consolidated Quarterly Financial Data
----------------------------------------------
(Unaudited)


(Dollars in thousands, except per share data)
                                                                           Fiscal 1998 Quarter Ended
                                                            -------------------------------------------------------
                                                            September 30,  December 31,     March 31,      June 30,
                                                            -------------  ------------     ---------      --------

Interest Income.............................................   $ 36,183      $ 39,266        $ 38,446       39,924
Interest Expense............................................     20,169        22,078          21,424       23,157
                                                                 ------        ------          ------       ------
Net Interest Income.........................................     16,014        17,188          17,022       16,767
Provision for Loan Losses...................................        900           300             300          150
                                                                 ------        ------          ------       ------
Net Interest Income after Provision for Loan Losses.........     15,114        16,888          16,722       16,617
Non-Interest Income.........................................      2,263         1,692           1,922        1,982
General and Administrative Expense..........................      8,047         8,816           9,087        9,275
Real Estate Operations, net.................................        225           (67)             12           48
Amortization of Excess of Cost Over Fair Value
  of Net Assets Acquired....................................        846         1,090           1,141        1,141
                                                                  -----         -----           -----        -----
Income Before Provision for Income Taxes....................      8,259         8,741           8,404        8,135
Income Tax Expense..........................................      3,518         3,854           3,746        3,692
                                                                  -----         -----           -----        -----
Net Income..................................................    $ 4,741       $ 4,887         $ 4,658      $ 4,443
                                                                  =====         =====           =====        =====
Basic Earnings Per Share....................................     $ 0.58        $ 0.54          $ 0.51       $ 0.48
                                                                   ====          ====            ====         ====
Diluted Earnings Per Share .................................     $ 0.54        $ 0.51          $ 0.48       $ 0.46
                                                                   ====          ====            ====         ====



                                                                           Fiscal 1997 Quarter Ended
                                                            -------------------------------------------------------
                                                            September 30,  December 31,     March 31,      June 30,
                                                            -------------  ------------     ---------      --------
Interest Income...........................................    $ 31,960       $ 33,189       $ 33,596      $ 34,544
Interest Expense..........................................      17,014         17,801         17,904        18,934
                                                                ------         ------         ------        ------
Net Interest Income.......................................      14,946         15,388         15,692        15,610
Provision for Loan Losses.................................         100            250            300           300
                                                                ------         ------         ------        ------
Net Interest Income after Provision for Loan Losses.......      14,846         15,138         15,392        15,310
Non-Interest Income.......................................         686          1,022            897           807
General and Administrative Expense........................      (7,997)        (7,830)        (7,539)       (7,621)
Real Estate Operations, net...............................       (104)           (117)          (114)          (48)
Amortization of Excess of Cost Over Fair Value
  of Net Assets Acquired..................................       (856)           (856)          (846)         (846)
SAIF Recapitalization Charge..............................      (8,250)            --             --            --
                                                                -------         -----          -----         -----
Income (Loss) Before Provision for Income Taxes...........      (1,675)         7,357          7,790         7,602
Income Tax Expense (Benefit)..............................        (271)         3,478          3,667         3,264
                                                                -------         -----          -----         -----
Net Income (Loss).........................................    $ (1,404)       $ 3,879        $ 4,123       $ 4,338
                                                                =======         =====          =====         =====
Basic Earnings (Loss) Per Share...........................     $ (0.17)        $ 0.47         $ 0.50        $ 0.53
                                                                 ======          ====           ====          ====
Diluted Earnings (Loss) Per Share ........................     $ (0.17)        $ 0.45         $ 0.47        $ 0.50
                                                                 ======          =====          ====          ====

                                                       53


                                              RELIANCE BANCORP, INC.

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

Paul D. Hagan
Senior Vice President and
Chief Financial Officer

Gerald M. Sauvigne
Executive Vice President and
Treasurer

John F. Traxler
Vice President
Investment Officer

Joseph F. Lavelle
Senior Vice President
Retail Banking Division
and Corporate Secretary




                         RELIANCE FEDERAL SAVINGS BANK*
                               EXECUTIVE OFFICERS

* Executive officers of Reliance Bancorp, Inc. also serve as executive officers of Reliance Federal Savings Bank.

                                 VICE PRESIDENTS

Dorothy J. Brown
Human Resources

John C. Correll
Home Mortgage

Charles V. DeRosa
Taxation

Frank A. Dreiss, Jr.
Data Processing

John J. Hogan
Marketing

James F. Kramer
Controller

William J. McKenna
Loan Servicing

Peter McCarthy
Retail Banking

William Riley
Commercial Lending

Jeannette Sabatelli
Consumer Credit

Frances Secondo
Internal Audit

Kevin J. Talty
Mortgage Originations
                            ASSISTANT VICE PRESIDENTS

John F. Brackx
Joseph C. Byrne
Roseanne Cullmer
Christine V. Gerber
Russell M. Kerstein

Steven F. Leibow
Maureen Marsh
John J. Martingale
Charles McCartin
Peter O'Neill
Francis J. McHale, Jr.
Panagiota Paloscio
Stephen Plezia
Thomas Rose
Ronald K. Session

                             RELIANCE BANCORP, INC.
                                 BANKING OFFICES


QUEENS
------

Auburndale
32-02 Francis Lewis Boulevard
Flushing, New York 11358
Mary Wright
AVP - Branch Manager

Hillcrest
69-09 164th Street
Flushing, New York 11365
Carol Murray
AVP - Branch Manager

Hollis
204-12 Hillside Avenue
Hollis, New York  11423
Patricia Klos
AVP - Branch Manager

Jamaica
162-04 Jamaica Avenue
Jamaica, NY 11432
Ruby Griffin
AVP - Branch Manager

Queens Village
216-26 Jamaica Avenue
Queens Village, New York 11428
Maureen Milo
Branch Manager

Whitestone
19-01 Utopia Parkway
Whitestone, New York 11357
Beverly Bent
Branch Manager

Winchester
233-15 Hillside Avenue
Queens Village, New York 11427
Margaret Modesti
AVP - Branch Manager


NASSAU
------

Albertson
983 Willis Avenue
Albertson, New York 11507
Hope Scorcia
AVP - Branch Manager

Bethpage
570 Stewart Avenue
Bethpage, New York 11714
Joanne Alexander
AVP - Branch Manager

Carle Place
215 Glen Cove Road
Carle Place, New York 11514

Farmingdale
312 Conklin Street
Farmingdale, New York 11735
Wendy Kubovec
AVP - Branch Manager

South Farmingdale
195 Merritt Road
So. Farmingdale, New York 11735
Rosemary Demeo
AVP - Branch Manager

Franklin Square
172 New Hyde Park Road
Franklin Square, New York 11010
Janet Heck
Branch Manager

Garden City
118 Seventh Street
Garden City, New York 11530
Thomas Quigley
AVP - Branch Manager

Hicksville
405 Jerusalem Avenue
Hicksville, New York 11801
Jacqueline Harrison
Branch Manager

North Bellmore
2843 Jerusalem Avenue
North Bellmore, New York 11710
Ann Marie Richartz
Branch Manager

Plainview
1074 Old Country Road
Plainview, New York 11803
Jacqueline Campo
 Branch Manager


Roosevelt Field
300 Garden City Plaza
Garden City, New York 11530
Jean Hahn
Branch Manager

                             RELIANCE BANCORP, INC.
                           BANKING OFFICES, Continued

NASSAU Continued
----------------
Salisbury
2530 Stewart Avenue
Westbury, New York 11590
Lucille Rocco
AVP - Branch Manager


Westbury
341 Post Avenue
Westbury, New York 11590
Sandra McGrath
Branch Manager


Williston Park
422 Hillside Avenue
Williston Park, New York 11596
Dennis Holzbaur
AVP - Branch Manager


SUFFOLK
-------

Deer Park
2087 Deer Park Avenue
Deer Park, New York 11729
Emil Savoia
AVP - Branch Manager

Kings Park
742 Route 25 A
Kings Park, New York 11754
Rosemarie DiPiano
Branch Manager

Lindenhurst
300 S. Wellwood Avenue
Lindenhurst, New York 11757
Richard Griesche
Branch Manager

Nesconset
250 Smithtown Boulevard
Nesconset, New York 11767
Catherine Maidhof
Branch Manager

North Babylon
1134 Deer Park Avenue
North Babylon, New York 11703
Anthony Ferrante
Branch Manager

North Babylon North
1383 Deer Park Avenue
North Babylon, NY  11703
Theresa Mackey
Branch Manager

North Brentwood
340 Washington Avenue
North Brentwood, New York 11717
Richard Morrison
Branch Manager

St. James
245 Lake Avenue
St. James, New York 11780
Doreen Midili
Branch Manager

West Islip
434 Union Boulevard
West Islip, New York 11795
Lisa Guariglia
Branch Manager

                             STOCKHOLDER INFORMATION


ADMINISTRATIVE OFFICES
585 Stewart Avenue
Garden City, New York 11530

ANNUAL MEETING OF SHAREHOLDERS Annual Meeting of Shareholders is scheduled to be held on November 10, 1998 at the Long Island Marriott Hotel and Conference Center. A notice of the meeting, a proxy statement and a proxy form are included with this mailing to stockholders of record as of October 9, 1998. All shareholders are welcome to attend.

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

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
1-800-368-5948

STOCK PRICE INFORMATION
Shares of the common stock were made available to qualified subscribers at $10.00 per share during the initial offering. The tables show the reported high and low sales prices of the common stock during fiscal 1998 and 1997.

                                     1998
                   -----------------------------------------
                   First       Second      Third      Fourth
                   Quarter    Quarter     Quarter    Quarter
                   -------    -------     -------    -------
High..........      $33.00     $36.88     $38.75     $42.25
Low...........      $27.69     $30.00     $29.69     $36.75

                                    1997
                   -----------------------------------------
                   First       Second      Third      Fourth
                   Quarter    Quarter     Quarter    Quarter
                   -------    -------     -------    -------
High..........      $19.50     $19.50     $25.38     $29.44
Low...........      $15.63     $17.50     $18.63     $22.00

As of July 31, 1998, the Company had approximately 1,100 shareholders of record, not including the number of persons or entities holding stock in nominee or street name through various brokers and banks.

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
1305 Walt Whitman Road
Melville, New  York 11747-4302

COUNSEL
Berkman, Henoch, Peterson & Peddy
777 Zeckendorf Boulevard
Garden City, New York 11530

Muldoon, Murphy & Faucette
5101 Wisconsin Avenue, N.W.
Washington, D.C.  20016